UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): August 28, 2023

ACER THERAPEUTICS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33004	32-0426967
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Gateway Center, Suite 356
300 Washington Street
Newton, Massachusetts		02458
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (844) 902-6100

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $0.0001 par value per share	ACER	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On August 30, 2023, Acer Therapeutics Inc. (“Acer”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Zevra Therapeutics, Inc., a Delaware corporation (“Zevra”) and Aspen Z Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Zevra (“Merger Sub”), pursuant to which, subject to the terms and conditions of the Merger Agreement, Merger Sub will merge with and into Acer, with Acer surviving the merger as an indirect wholly-owned subsidiary of Zevra (the “Merger”). The board of directors of Acer, Zevra, and Merger Sub, respectively, have unanimously approved the Merger Agreement and the Merger, as applicable.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of common stock of Acer (“Acer Common Stock”) (other than (i) shares held in Acer’s treasury or shares owned directly or indirectly by Zevra, Merger Sub or any wholly-owned subsidiary of Acer and (ii) any shares held by any holder who properly demands appraisal of such shares under Delaware law) will be converted automatically into and will thereafter represent the right to receive (a) 0.1210 of a share of common stock of Zevra (“Zevra Common Stock”) and (b) one non-transferable contingent value right (a “CVR”) to be issued by Zevra, which will represent the right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms of a contingent value rights agreement (the “CVR Agreement”) that will be entered into prior to the Effective Time (collectively, the “Merger Consideration”).

The Merger Agreement contains customary representations and warranties of Zevra and Acer relating to their respective businesses and public filings, in each case generally subject to a materiality and “Material Adverse Effect” qualifiers. Additionally, the Merger Agreement provides for customary pre-closing covenants of Acer, including a covenant to conduct its business in the ordinary course of business consistent with past practice and to refrain from taking certain actions without Zevra’s consent. Acer has agreed not to solicit proposals that could lead to an alternative transaction proposal, engage in or otherwise participate in any discussions or negotiations regarding an alternative transaction proposal or furnish any information to third parties in connection with an alternative transaction proposal, enter into any letter of intent or agreement with respect to an alternative transaction proposal or enter into any agreement requiring Acer to terminate the Merger Agreement, approve or recommend an alternative transaction proposal, or resolve to agree to do any of the foregoing, subject, in each case, to certain exceptions that would permit Acer to consider and recommend certain superior proposals if the failure to do so would be inconsistent with their respective boards of directors’ fiduciary duties, or to terminate the Merger Agreement to accept certain superior proposals if the failure to do so would be inconsistent with the board of directors’ fiduciary duties. Zevra and Acer have jointly agreed to prepare and file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 in connection with the special meeting to obtain the necessary approval for the Merger from Acer’s stockholders and the issuance of the Zevra Common Stock and to use commercially reasonable efforts to cause the Form S-4 to be declared effective as promptly as practicable.

Consummation of the Merger is subject to various conditions, including, among others, adoption of the Merger Agreement by Acer’s stockholders and no temporary restraining orders or injunctions prohibiting the consummation of the Merger. The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions), the other party having performed in all material respects its covenants and obligations under the Merger Agreement and, in the case of Zevra, the absence of a “Material Adverse Effect” with respect to Acer (as defined in the Merger Agreement).

The Merger Agreement also provides the parties with rights to terminate the Merger Agreement in certain circumstances, including by mutual written consent of Zevra and Acer, if the Merger has not been consummated by February 29, 2024 (which may be extended), if there is an order permanently restraining, enjoining, or otherwise prohibiting the Merger, or if Acer fails to obtain the necessary approval for the Merger from its stockholders.

If the Merger Agreement is terminated under certain circumstances, an alternative acquisition proposal had previously been made with respect to Acer and within 12 months of the termination of the Merger Agreement Acer enters into a definitive agreement in respect of any other acquisition proposal and the transaction contemplated by such proposal is subsequently consummated, then Acer would be obligated to pay Zevra a fee equal to $3.0 million. Acer would also be obligated to pay this fee if the Merger Agreement is terminated because of certain triggering events by Acer, including termination to accept a superior proposal and enter into certain superior acquisition transactions.

The foregoing description of the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

2

The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each party in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in parties’ public disclosures. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the parties.

CVR Agreement

At or prior to the time the Merger becomes effective, Zevra will enter into the CVR Agreement with a rights agent designated by Acer (the “Rights Agent”) governing the terms of the CVRs to be issued to the applicable holders of Acer Common Stock as part of the Merger Consideration. The holders of CVRs will not be permitted to transfer the CVRs, subject to certain limited exceptions.

Each CVR represents the right to receive contingent cash payments (each a “Milestone Payment”) upon the achievement of certain annual net sales milestones, regulatory milestones and other milestones by the date that is the twelve-year anniversary of the closing of the Merger (the “Milestone Period”). If applicable, each Milestone Payment would be paid only once, upon first achievement of the corresponding milestone, regardless of the number of times such event is achieved. Additionally, Zevra has agreed to use diligent efforts to achieve the milestones.

The annual net sales milestones would, if applicable, be based on the annual net sales of OLPRUVA™ (sodium phenylbutyrate) during the Milestone Period and are as follows:

•	If annual net sales of OLPRUVA™ equal or exceed $35.0 million, a $7.0 million milestone payment is triggered.

•	If annual net sales of OLPRUVA™ equal or exceed $50.0 million, a $7.0 million milestone payment is triggered.

•	If annual net sales of OLPRUVA™ equal or exceed $100 million, a $10.0 million milestone payment is triggered.

•	If annual net sales of OLPRUVA™ equal or exceed $200 million, a $10.0 million milestone payment is triggered.

The regulatory milestones would, if applicable, be based on certain Food and Drug Administration (“FDA”) approvals during the Milestone Period and are as follows:

•

If the FDA approves a supplemental new drug application for OLPRUVA™ for the treatment of Maple Syrup Urine Disease as a second indication to the label for OLPRUVA™, a $12.0 million milestone payment is triggered.

•	If the FDA approves OLPRUVA™ for any indication other than treatment of urea cycle disorders or Maple Syrup Urine Disease, a $10.0 million milestone payment is triggered.

•	If the FDA approves EDSIVO™ (celiprolol) for the treatment of vascular Ehlers-Danlos syndrome in patients with a confirmed type III collagen mutation, a $20.0 million milestone payment is triggered.

The other milestones are as follows:

•

If, during the Milestone Period, (x) Zevra receives funding of at least $20.0 million from a governmental entity for the development of ACER-2820 for the treatment of any indication, and within three (3) years of such funding, Zevra grants a license to a third party for the purpose of developing and commercializing ACER-2820, or sells the ACER-2820 intellectual property to a third party or (y) Zevra or an affiliate obtains FDA approval for the use of ACER-2820 for treatment of any indication, then a milestone payment equal to the greater of (a) 10% of the total cash consideration paid to the Zevra for the license or sale of the ACER-2820 intellectual property or (b) $5.0 million, is triggered.

•

If, during the Milestone Period, the FDA issues a priority review voucher (“PRV”) to Zevra for approval of ACER-2820, and Zevra thereafter sells that PRV, then a milestone payment equal to 25% of the total cash consideration paid to Zevra for the PRV is triggered.

3

Prior to the date the applicable Milestone Payment is due pursuant to the terms of the CVR Agreement, Zevra would pay the Rights Agent the aggregate Milestone Payment amount. If applicable, the amount of certain payments to the holders of warrants to acquire shares of Acer common stock prior to the merger may be deducted from any Milestone Payment amount (and then paid to such holders). The Rights Agent would promptly pay to each holder of record of CVRs, an amount equal to the product of the applicable per share Milestone Payment (less, if applicable, any amount payable to former Acer warrant holders) multiplied by the number of CVRs held by each such holder.

The foregoing description of the CVR Agreement is qualified in reference to the full text of the CVR Agreement, a copy of which is attached as Exhibit A to the Merger Agreement attached hereto as Exhibit 2.1 and is incorporated in this Item 1.01 by reference.

Bridge Loan Agreement and Security Agreement

In connection with the signing of the Merger Agreement, on August 30, 2023, Acer and Zevra entered into that certain Bridge Loan Agreement (the “Bridge Loan Agreement”) and related Security Agreement (the “Security Agreement”), pursuant to which Zevra has agreed to lend, in tranches, up to $6.5 million to Acer for payment of certain working capital requirements of Acer, subject to Zevra’s approval, and up to $10.0 million, immediately, for the purpose of paying the consideration required by the Termination Agreement, as further described in Item 1.02 below. The loans made pursuant to the Bridge Loan Agreement are secured by Acer’s collateral as set forth in the Security Agreement.

The loans under the Bridge Loan Agreement will bear interest at a rate of 12% per annum from the date of the advance until the date of repayment. Interest will be paid in kind (“PIK Interest”) and added to the principal amount of the loan on a monthly basis. The Bridge Loan Agreement requires Acer to pay back the principal amount of the loan including PIK Interest and all accrued and unpaid interest there on upon the earlier of (a) termination of the Merger Agreement in accordance with its terms, (b) the closing date of the Merger or (c) the date when all amounts under the Bridge Loan Agreement otherwise become due on its terms. The Bridge Loan Agreement also provides for voluntary prepayment of loans without penalty, subject to certain conditions. The Bridge Loan Agreement contains customary representations and warranties and affirmative and negative covenants, and provides for certain events of default.

Additionally, pursuant to agreements negotiated between Zevra and Nantahala Capital Management, LLC, Zevra has become the successor party to that certain Credit Agreement dated March 4, 2022 by and among Acer, as borrower, Zevra (as successor) as the agent, and the lenders party thereto, and that certain Secured Convertible Note Purchase and Security Agreement dated March 4, 2022 by and among Acer, as the issuer, Zevra (as successor) as the agent, and the purchasers party thereto (collectively the “Existing Secured Debt”). In connection therewith, Acer’s obligations in respect of the Existing Secured Debt have been subordinated to Acer’s obligations under the Bridge Loan Agreement.

Exclusive License Agreement

As a condition to the Merger Agreement, and in connection with the Termination Agreement referenced in Item 1.02 below, on August 28, 2023, Acer and Relief Therapeutics Holding AB (“Relief”) entered into that certain Exclusive License Agreement (“ELA”), pursuant to which Relief will hold exclusive development and commercialization rights for OLPRUVA™ in the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia (Geographical Europe). Acer will have the right to receive a royalty of up to 10% of the net sales of OLPRUVA™ in Geographical Europe.

Amendment to Unsecured Promissory Note

On August 30, 2023, Acer entered into an amendment (the “Note Amendment”) to the Unsecured Promissory Note dated as of June 22, 2023 issued by the Company to Christopher Schelling (the “Original Note”), which Note Amendment, amends the maturity date of the Original Note from August 21, 2023 to the earlier of (a) the termination of the Merger Agreement and (b) the closing date of the Merger. The material terms of the Original Note were previously disclosed on a Form 8-K filed by Acer with the SEC on June 26, 2023.

The foregoing descriptions of the Bridge Loan Agreement, Security Agreement, ELA, and Note Amendment are qualified in their entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 10.1, 10.2, 10.3, and 10.4 respectively, to this Current Report on Form 8-K and is incorporated in this Item 1.01 by reference.

4

Item 1.02	Termination of a Material Definitive Agreement.

On August 28, 2023 and as a condition to the Merger Agreement, Acer and Relief entered into a Termination Agreement (the “Termination Agreement”), pursuant to which Acer and Relief mutually agreed to terminate the Collaboration and License Agreement (the “CLA”), dated March 19, 2021, by and between Acer and Relief. The material terms of the CLA were previously disclosed on a Form 8-K filed by Acer with the SEC on March 22, 2021.

In accordance with the terms of the Termination Agreement, Relief will receive an upfront payment from Acer of $10.0 million with an additional payment of $1.5 million due on the first-year anniversary of the $10.0 million payment. Acer has also agreed to pay a 10% royalty on net sales of OLPRUVA™ worldwide, excluding Geographical Europe, and 20% of any value received by Acer from certain third parties relating to OLPRUVA™ licensing or divestment rights, all of the foregoing which are capped at $45.0 million, for total payments to Relief of up to $56.5 million.

The foregoing description of the Termination Agreement is qualified in its entirety by reference to the full text of the Termination Agreement, a copy of which is filed as Exhibit 10.5 to this Current Report on Form 8-K and is incorporated in this Item 1.02 by reference.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under “Bridge Loan Agreement and Security Agreement” in Item 1.01 above is incorporated in this Item 2.03 by reference.

Item 8.01	Other Events.

Voting and Support Agreement

Concurrently with the execution of the Merger Agreement, Acer, Zevra, and Merger Sub entered into a voting and support agreement (the “Voting and Support Agreement”) with certain stockholders of Acer (collectively, the “Acer Stockholders”). As of August 29, 2023, the Acer Stockholders collectively owned approximately 25.0% of the total outstanding shares of Acer Common Stock (the “Voting Agreement Shares”). Pursuant to the Voting and Support Agreement, each of the Acer Stockholders has agreed to vote or cause the holder of record to vote, in favor of (i) the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and (ii) any proposal to adjourn or postpone a meeting of Acer’s stockholders to a later date if there are not sufficient votes to approve the Merger.

The Acer Stockholders have also agreed to vote against (i) any material change in the capitalization or corporate structure of Acer or any of its subsidiaries and (ii) any action, proposal, transaction or agreement that is intended, or would reasonably be likely to prevent, materially impede, materially delay or otherwise materially and adversely affect Acer’s, Zevra’s or Merger Sub’s ability to timely consummate the transactions contemplated by the Merger Agreement, including the Merger.

The Acer Stockholders have also agreed not to, among other things, sell, transfer, assign, pledge, give, tender in any tender or exchange offer or similarly dispose of any Voting Agreement Shares, subject to certain exceptions. The Voting Agreement will terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement.

Lock-Up Agreement

In addition, concurrently with the execution of the Merger Agreement, certain officers, directors, and stockholders of Acer entered into lock-up agreements (the “Lock-Up Agreements”), which shall become effective only at the closing of the Merger, pursuant to which they accepted certain restrictions on transfers of shares of the Zevra Common Stock they would receive in connection with the Merger until 180 days after the closing of the Merger.

The foregoing descriptions of the Voting and Support Agreement and Lock-Up Agreements are qualified in their entirety by reference to the full text of the Voting and Support Agreement and Lock-Up Agreements, copies of which are filed as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated in this Item 8.01 by reference.

5

Press Releases

On August 30, 2023, Acer issued a press release announcing Acer’s entrance into the ELA and Termination Agreement, and on August 31, 2023, Acer and Zevra issued a press release announcing Acer’s entrance into the Merger Agreement and other related transactions. Copies of the press releases are furnished herewith as Exhibits 99.3 and 99.4, respectively, and are incorporated in this Item 8.01 by reference.

Additional Information and Where to Find It

In connection with the proposed transaction between Acer and Zevra, Acer and Zevra will file relevant materials with the SEC and Zevra will file a registration statement on Form S-4 that will include a proxy statement of Acer that also constitutes a prospectus of Zevra referred to as a proxy statement/prospectus. A definitive proxy statement/prospectus will be mailed to stockholders of Acer. INVESTORS AND SECURITY HOLDERS OF ACER ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Acer or Zevra through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Acer will be available free of charge on Acer’s website at www.acertx.com or by contacting Acer’s Investor Relations Department at investors@acertx.com. Copies of the documents filed with the SEC by Zevra will be available free of charge on Zevra’s investor relations website at investors.zevra.com under the tab “SEC Filings.”

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

Participants in the Solicitation

Acer and its directors and executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Acer is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 27, 2023, and its proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 14, 2023. Information about the directors and executive officers of Zevra is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 7, 2023, and its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on March 15, 2023, the definitive proxy statement filed by Daniel J. Mangless, together with the other participants named therein, which was filed with the SEC on March 17, 2023, and Zevra’s Current Reports on Form 8-K, filed with the SEC on March 30, 2023, May 8, 2023, May 15, 2023, and August 7, 2023. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

DISCLOSURE NOTICE: This document contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, related to Acer, Zevra and the proposed acquisition of Acer by Zevra. All statements other than statements of historical fact are forward-looking statements for purposes of federal and state securities laws. These forward-looking statements involve uncertainties that could significantly affect the financial or operating results of Acer, Zevra or the combined company. These forward-looking statements may be identified by terms such as anticipate, believe, foresee, expect, intend, plan, may, will, could, should and would and the negative of these terms or other similar expressions. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed acquisition, including future financial and operating results, plans, objectives, expectations and intentions; statements about contingent cash consideration and related milestones as contemplated by the CVR Agreement; and the anticipated timing of closing of the acquisition. In addition, all statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the proposed transactions to customers, employees, stockholders and other constituents of the combined company, integrating our companies, cost savings, the expected timetable for completing the proposed transaction, and contingent cash consideration and related milestones as contemplated

6

by the CVR Agreement — are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Risks and uncertainties include, among other things, risks related to the satisfaction of the conditions to closing the acquisition (including the failure to obtain necessary stockholder approval) in the anticipated timeframe or at all; risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the proposed acquisition will not be realized or will not be realized within the expected time period; risks related to the contingent cash consideration and related milestones as contemplated by the CVR Agreement, including that such milestone may not be achieved and thus the related cash consideration would not become payable; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business, contractual and operational relationships; the unfavorable outcome of any legal proceedings that have been or may be instituted against Acer, Zevra or the combined company; the ability to retain key personnel; negative effects of this announcement or the consummation of the proposed acquisition on the market price of the capital stock of Acer and Zevra and on Acer’s and Zevra’s operating results; risks relating to the value of Zevra’s shares to be issued in the transaction; significant transaction costs, fees, expenses and charges; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed acquisition; the financing of the transaction and Acer’s interim operations; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; changes in tax and other laws, regulations, rates and policies; future business combinations or disposals; and competitive developments.

A further description of risks and uncertainties relating to Acer and Zevra can be found in their respective most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov.

Neither Acer nor Zevra intends to update the forward-looking statements contained in this document as the result of new information or future events or developments, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger dated as of August 30, 2023 by and among Zevra Therapeutics, Inc., Aspen Z Merger Sub, Inc., and Acer Therapeutics Inc.

10.1	Bridge Loan Agreement dated as of August 30, 2023 by and between Zevra Therapeutics, Inc. and Acer Therapeutics Inc.

10.2*	Security Agreement dated as of August 30, 2023 by and between Zevra Therapeutics, Inc. and Acer Therapeutics Inc.

10.3	Exclusive License Agreement dated as of August 28, 2023 by and between Acer Therapeutics Inc. and Relief Therapeutics Holding AB.

10.4	Amendment No. 1 to Unsecured Promissory Note dated as of August 30, 2023 by and between Acer Therapeutics Inc. and Christopher Schelling.

10.5	Termination Agreement dated as of August 28, 2023 by and between Acer Therapeutics Inc. and Relief Therapeutics Holding AB.

99.1	Voting and Support Agreement dated as of August 30, 2023 by and among Zevra Therapeutics, Inc., Aspen Z Merger Sub, Inc., Acer Therapeutics Inc., and certain stockholders of Acer Therapeutics Inc.

99.2	Form of Lock-up Agreement.

99.3	Press release issued by Acer Therapeutics, Inc. and Zevra Therapeutics, Inc. on August 31, 2023.

99.4	Press release issued by Acer Therapeutics, Inc. on August 30, 2023.

104	Cover Page Interactive Data File (formatted as Inline XBRL)

*

Certain schedules and exhibits to this agreement have been omitted pursuant to Item 601(b) of Regulation S-K. The registrant hereby undertakes to furnish supplementally a copy of any omitted schedule or exhibit to such agreement to the SEC upon request.

7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 30, 2023	ACER THERAPEUTICS INC.

	By:	/s/ Harry S. Palmin
Harry S. Palmin
Chief Financial Officer

8

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

ZEVRA THERAPEUTICS, INC.

ASPEN Z MERGER SUB, INC.,

and

ACER THERAPEUTICS INC.

Dated as of August 30, 2023

Exhibit A – Form of Contingent Value Rights Agreement

Exhibit B – Form of Stockholder Agreement

INDEX OF DEFINED TERMS

Term	Section
ACA	8.5
Acceptable Confidentiality Agreement	5.2(e)(i)
Acquisition Proposal	5.2(e)(ii)
Action	8.5
Adverse Recommendation Change	5.3(a)
Affiliate	8.5
Aggregate Per Share Cash Consideration Cap	8.5
Agreement	Preamble
Antitrust Law	8.5
Approved Product	3.21(a)
Book-Entry Shares	2.3(d)
Breakup Fee	7.3
Bridge Loan	Recitals
Business Day	8.5
Canaccord	4.13
Certificate	2.3(c)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
COBRA	8.5
Code	2.4
Common Stock	2.1(a)
Company	Preamble
Company 401(k) Plan	5.7(a)
Company Board	3.2(b)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Common Stock	2.1(a)
Company Disclosure Schedule	Article III
Company Licensed Registered IP	3.16(a)
Company Owned IP	3.16(a)
Company Recommendation	5.3(a)
Company Registered IP	3.16(a)
Company SEC Documents	3.6(a)
Company Stock Option	8.5
Company Stock Plans	8.5
Company Stockholder Approval	3.2(a)
Company Warrant	2.2(b)

Term	Section
Confidentiality Agreement	5.5(b)
Contingent Value Right	2.1(a)
Continuing Employee	5.7(a)
Contract	8.5
Contractor	3.12(l)
Control	8.5
Current Premium	5.10(a)
CVR	2.1
CVR Agreement	Recitals
Delaware Secretary of State	1.3
DGCL	Recitals
Dissenting Shares	2.5
Effective Time	1.3
Employee	3.11(l)
Environmental Law	8.5
ERISA	8.5
ERISA Affiliate	8.5
Exchange Act	3.3(b)
Exchange Agent	2.3(a)
Exchange Fund	2.3(a)
Excluded Shares	2.1(b)
Exclusive License Agreement	Recitals
FDA Regulated Product	3.21(a)
FFDCA	3.21(a)
Form S-4	3.6(h)
Fractional Share Consideration	2.1(a)
Governmental Entity	8.5
Hazardous Substance	8.5
Health Care Laws	3.21(a)
HIPAA	3.21(a)
HSR Act	8.5
Inbound IP Agreement	3.14(a)(viii)
Indebtedness	8.5
Indemnified Party	5.10(b)
Indemnified Party Proceeding	5.10(b)
Intellectual Property	8.5
Knowledge	8.5
Law	8.5

v

Term	Section
Leased Real Property	3.15(b)
Letter Agreement	8.5
Lien	8.5
Loan Purchase Agreement	Recitals
Lock-Up Agreements	Recitals
Material Adverse Effect	8.5
Material Contract	SEC 3.14(a)
Material Supplier	3.26
Measurement Time	3.4(a)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
Nantahala	Recitals
Nantahala Agreements	Recitals
Nasdaq	3.3(b)
Note Purchase Agreement	Recitals
Notice of Superior Proposal	5.3(b)(ii)(A)
Option Exercise Period	2.2(a)
Outbound IP Agreement	3.13(a)(viii)
Outside Date	7.1(b)(i)
Parent	Preamble
Parent Common Stock	8.5
Parent Material Adverse Effect	8.5
Per Share Stock Consideration	2.1(a)
Permits	3.10(b)
Permitted Lien	8.5
Person	8.5
Preferred Stock	3.4(a)
Proxy Statement/Prospectus	5.4(a)
Real Property Leases	3.15(b)
Representatives	5.2(a)
Rights Agent	Recitals
SEC	3.6(a)
Second Request	5.6(a)(ii)
Securities Act	3.3(b)
Shares	2.1(a)
Stock Exchange Ratio	8.5
Stockholder Litigation	8.5
Stockholders Agreement	Recitals
Stockholders Meeting	5.4(d)
Studies	3.20(b)
Subsidiary	8.5

Term	Section
Superior Proposal	5.2(e)(iii)
Surviving Corporation	1.1
Takeover Laws	3.17
Tax Returns	3.13
Taxes	3.13
Termination Agreement	Recitals
Union	3.12(n)
U.S. GAAP	3.6(b)
Voting and Support Agreement	Recitals
Warrant Exercise Period	2.2(b)
Willful Breach	8.5

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 30, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Parent”), Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Directors of the Company has, by unanimous vote of all of the directors, declared it advisable and in the best interests of its stockholders to consummate the merger, on the terms and subject to the conditions set forth in this Agreement, of Merger Sub with and into the Company, with the Company surviving the merger as an indirect wholly-owned subsidiary of Parent (the “Merger”), all in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and the Board of Directors of the Company has unanimously approved this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of each of the Parent and Merger Sub has, by sufficient vote of all of the directors, declared it advisable and in the best interests of their respective stockholders to consummate the Merger, on the terms and subject to the conditions set forth in this Agreement, all in accordance with the DGCL, and such Boards of Directors of the Parent and Merger Sub have approved this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Board of Directors of the Company has approved a resolution recommending to the stockholders of the Company that they adopt this Agreement;

WHEREAS, on the terms and subject to the conditions of this Agreement, at or prior to the Effective Time, Parent and a rights agent designated by the Company (the “Rights Agent”) will enter into a contingent value rights agreement, substantially in the form attached hereto as Exhibit A (subject to changes to reflect the reasonable requests of the Rights Agent) (the “CVR Agreement”), pursuant to which Parent shall grant to each holder of Shares a contractual Contingent Value Right to receive certain payments as part of the Merger Consideration;

WHEREAS, as a condition and inducement to the Company entering into this Agreement, Parent and the Company have entered into that certain (i) Bridge Loan Agreement of even date herewith (the “Bridge Loan”), pursuant to which Parent has agreed to lend up to $6.5 million to the Company for the payment of certain working capital requirements of the Company, subject to Parent’s approval, and up to $10 million to the Company to terminate certain licenses on Company Owned IP; and

WHEREAS, as a condition and inducement to Parent and Merger Sub entering into this Agreement, (i) certain individuals and entities, in their capacity as stockholders of the Company, have concurrently herewith entered into the Voting and Support Agreement (the “Voting and Support Agreement”) in connection with the Merger; (ii) (a) Parent and Nantahala Capital Management, LLC (“Nantahala”) have entered into, and the Company has acknowledged, that certain Loan Purchase Agreement of even date herewith (the “Loan Purchase Agreement”)

and (b) Parent, Nantahala, Nantahala Capital Management, LLC, Nantahala Capital Partners Limited Partnership, Nantahala Capital Partners II Limited Partnership, NCP RFM L.P., Blackwell Partners LLC – Series A, Pinehurst Partners, L.P., CEOF Holdings, L.P., and Corbin TLP have entered into, and the Company has acknowledged, that certain Note Purchase Agreement of even date herewith (the “Note Purchase Agreement” and together with the Loan Purchase Agreement and other ancillary agreements related to each of them, the “Nantahala Agreements”); (iii) the Company and Relief Therapeutics Holding SA have entered into that certain (A) Exclusive License Agreement, dated as of August 28, 2023 (the “Exclusive License Agreement”) and (B) Termination Agreement, dated as of August 28, 2023 (the “Termination Agreement”); (iv) the officers, directors and stockholders of the Company listed on SECTION 1.02 of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing lock-up agreements (collectively, the “Lock-Up Agreements”); and (v) the Persons listed on SECTION 1.02 of the Company Disclosure Schedule shall enter into a stockholders agreement with Parent, substantially in the form attached hereto as Exhibit B (the “Stockholders Agreement”).

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and an indirect wholly-owned subsidiary of Parent.

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Eastern Standard Time, as soon as practicable (and, in any event, within three (3) Business Days) following the satisfaction or, to the extent permitted by applicable Law, waiver by the party or parties entitled to the benefits thereof of the conditions set forth in ARTICLE VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), by electronic exchange of documents, unless another date, time or place is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.3 Effective Time. Upon the terms and subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and shall make any and all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

SECTION 1.4 Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall continue in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall continue as the debts, liabilities and duties of the Surviving Corporation.

SECTION 1.5 Certificate of Incorporation; Bylaws.

(a) At the Effective Time, and without any further action on the part of the Company or Merger Sub or any other Person, the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Corporation until, subject to SECTION 5.10, thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, and without any further action on the part of the Company or Merger Sub or any other Person, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until, subject to SECTION 5.10, thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

SECTION 1.6 Directors. The directors of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

SECTION 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II

EFFECT ON THE CAPITAL STOCK OF THE CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

SECTION 2.1 Conversion of Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a) Each share of common stock, par value $0.0001 per share, of the Company (the “Company Common Stock” or the “Shares”) issued and outstanding immediately prior to the Effective Time (other than Excluded Shares and any Dissenting Shares) shall be converted automatically into and shall thereafter represent the right to receive (x) subject to SECTION 2.1(d), a number of shares of Parent Common Stock equal to the Stock Exchange Ratio (the “Per Share Stock Consideration”); and (y) one (1) non-transferable contingent value right (a “Contingent Value Right” or “CVR”) to be issued by Parent, which shall represent the right to receive one or more contingent payments, if any, upon the achievement of certain milestones, subject to and in accordance with the terms and conditions of the CVR Agreement (the aggregate amounts payable pursuant to clauses (x) and (y), the “Merger Consideration”). As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Merger Consideration.

(b) Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent, Merger Sub or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time (collectively, “Excluded Shares”) shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation.

(d) No fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares, and each Person who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock that otherwise would be received by such holder) shall instead have the number of shares of Parent Common Stock issued to such Person rounded up in the aggregate to the nearest whole share of Parent Common Stock.

(e) If at any time during the period between the date of this Agreement and the Effective Time, the outstanding shares of capital stock of the Company shall be changed into a different number of shares or a different class or shall have different terms, in each case as a result of any reclassification, recapitalization, stock split (including a reverse stock split), stock dividend or any other similar event, then the Merger Consideration shall be equitably adjusted to reflect such event so as to provide Parent and the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (i) in no event shall the aggregate amount payable by Parent pursuant to this Agreement after giving effect to any such event exceed the amount that would have been payable pursuant to this Agreement had such event not occurred and (ii) nothing in this SECTION 2.1(e) shall permit the Company to take any action with respect to its securities that is otherwise prohibited by the terms of this Agreement.

SECTION 2.2 Treatment of Stock Options and Warrants.

(a) No later than ten (10) Business Days prior to the Closing Date, the Company shall provide written notice to each holder of a Company Stock Option (each, an “Optionholder”) providing that (i) each Company Stock Option shall become fully vested and immediately exercisable, and (ii) each Optionholder shall have an opportunity to exercise his or her Company Stock Options, as applicable, no later than one (1) business day prior to the Closing Date (the “Final Exercise Date”). Effective as of immediately prior to the Effective Time, all Company Stock Options shall, to the extent then outstanding and unexercised, automatically be cancelled and shall cease to exist without any cash or other consideration being paid or provided in respect thereof, and each applicable Optionholder shall cease to have any rights with respect to the Company Stock Options.

(b) Except as set forth in SECTION 2.2(b) of the Company Disclosure Schedule, as promptly as practicable after the date of this Agreement, but no later than three (3) Business Days prior to the Closing Date, the Company shall, in consultation with Parent, use its reasonable best efforts to cause any outstanding warrant to purchase shares of Company Common Stock (the “Company Warrants”) to be amended to provide that the Company Warrants shall be canceled, terminated and extinguished without consideration at the Effective Time and that, from and after the Effective Time, the holders of the Company Warrants shall have no rights with respect thereto.

(c) Prior to the Effective Time, the Company shall deliver all required notices to each holder of Company Warrants stating that such Company Warrants shall be treated in the manner set forth in this SECTION 2.2.

(d) The Company shall take all actions necessary to ensure that, as of the Effective Time, (i) the Company Stock Plans shall terminate and (ii) no holder of a Company Stock Option shall have any rights with respect thereto to acquire the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, except the right to receive the payment contemplated by this SECTION 2.2 in cancellation and settlement thereof.

SECTION 2.3 Exchange and Payment.

(a) Prior to the Effective Time, Parent shall appoint an exchange agent in connection with the Merger (the “Exchange Agent”). At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent the number of shares of Parent Common Stock equal to the aggregate Per Share Stock Consideration (the “Exchange Fund”). The Exchange Fund shall not be used for any purpose other than to fund payments of the Per Share Stock Consideration due pursuant to this ARTICLE II. In addition, on or prior to the second regularly scheduled payroll date after the Effective Time, Parent shall reserve Parent Common Stock in an amount sufficient to pay the aggregate Per Share Stock Consideration payable to the holders of Company Stock Options in accordance with this ARTICLE II. The Exchange Agent shall, in accordance with SECTION 2.3(c) and pursuant to irrevocable instructions, deliver the whole shares of Parent Common Stock and Fractional Share Consideration and notify the holders of each CVR contemplated to be issued pursuant to SECTION 2.1.

(b) At or prior to the Effective Time, Parent and the Rights Agent shall enter into the CVR Agreement.

(c) Promptly after the Effective Time (and, in any event, not later than seven (7) Business Days following the Effective Time), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate (a “Certificate”) that immediately prior to the Effective Time represented outstanding Shares (other than Excluded Shares and Dissenting Shares) (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of such Certificate in exchange for the Merger Consideration payable with respect thereto (including instructions for providing to the Exchange Agent required Tax documentation, including, as applicable, a properly executed IRS Form W-9 or appropriate IRS

Form W-8). Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal and Tax documentation, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by Parent or the Exchange Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly represented by such Certificate (less any required Tax withholdings as provided in SECTION 2.4), and the Certificate so surrendered shall forthwith be cancelled.

(d) The Exchange Agent shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”), if any, whose Shares were converted into the right to receive the Merger Consideration, upon receipt of an “agent’s message” and the required Tax documentation by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), the Merger Consideration for each such Book-Entry Share, and such Book-Entry Shares shall then be canceled.

(e) No interest will be paid to or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of such Certificates or Book-Entry Shares.

(f) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent and the Exchange Agent that such Tax is not applicable.

(g) Until surrendered as contemplated by this SECTION 2.3, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, without any interest thereon.

(h) Any portion of the Exchange Fund (including any interest received with respect thereto) which remains unclaimed at the one year anniversary of the Effective Time shall be delivered by the Exchange Agent to the Surviving Corporation, and thereafter holders of Certificates or Book-Entry Shares shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or other similar laws) only as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Certificates or Book-Entry Shares.

(i) The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Shares and Company Warrants for the Merger Consideration.

(j) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit, in form and substance reasonably acceptable to Parent and the Exchange Agent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation or any of their Affiliates with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect thereof pursuant to this Agreement.

(k) None of Parent, the Surviving Corporation, Merger Sub, the Company, the Exchange Agent or any other Person shall be liable to any Person in respect of any portion of the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been exchanged prior to the date on which the related Merger Consideration would escheat to or become the property of any Governmental Entity, such Merger Consideration shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

SECTION 2.4 Withholding Rights. Notwithstanding any provision hereof to the contrary, Parent, the Surviving Corporation and the Exchange Agent shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of this Agreement such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold pursuant to any provision of Law, including under the Internal Revenue Code of 1986 (the “Code”), or any provision of state, local or foreign Tax Law. Any amounts so withheld shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.5 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the Merger and who is entitled to demand and who properly demands appraisal of such Shares pursuant to Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Merger Consideration in accordance with this ARTICLE II, without interest. The Company shall serve prompt notice to Parent of any demands for appraisal of any Shares, attempted withdrawals of such notices or demands and any other instruments received by the Company relating to rights to appraisal, and Parent shall have the right to participate in and control all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, or approve any withdrawal of, any such demands, or agree to do any of the foregoing. Any portion of the Exchange Fund paid to the Exchange Agent to pay for Shares that have become Dissenting Shares shall be returned to Parent upon demand.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth (a) in the Company SEC Documents filed with or furnished to the SEC since December 31, 2022 and publicly available prior to the date of this Agreement (but excluding any risk factors, any “forward-looking statements” disclaimer, and any other similar disclosures to the extent they are predictions or forward-looking in nature; provided, that in no event shall any disclosure in any Company SEC Document qualify or limit the representations and warranties of the Company set forth in SECTION 3.1 (Organization, Standing and Power), SECTION 3.2 (Authority; Execution; Delivery), SECTION 3.3 (No Conflict; Consents and Approvals), SECTION 3.4(a), SECTION 3.4(b), SECTION 3.4(c) and SECTION 3.4(d) (Capitalization), SECTION 3.5 (Subsidiaries), SECTION 3.17 (State Takeover Statutes), SECTION 3.18 (Brokers) or SECTION 3.19 (Opinion of Financial Advisor)), or (b) in the disclosure schedule, dated as of the date hereof, delivered by the Company to Parent contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

SECTION 3.1 Organization, Standing and Power.

(a) Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failures to be so qualified or licensed or in good standing as, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”), in each case as amended to the date of this Agreement. The Company is not in violation of any provision of the Company Charter or Company Bylaws.

SECTION 3.2 Authority; Execution; Delivery.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement by the holders of at least a majority in voting power of the outstanding Shares (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) Prior to the execution hereof, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, by unanimous vote of all of the directors, duly adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to the stockholders of the Company for adoption, and (iv) recommending that the Company’s stockholders vote in favor of the adoption of this Agreement and resolving to include such recommendation in the Proxy Statement/Prospectus, which resolutions have not as of the date hereof been subsequently rescinded, modified or withdrawn in any way.

(c) The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

SECTION 3.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not:

(i) conflict with or violate the Company Charter or Company Bylaws;

(ii) assuming that all consents, approvals and authorizations contemplated by paragraph (b) below have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any of their assets or properties are bound;

(iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or require any notice, consent, waiver or payment of a penalty under, any Material Contract to which the Company or any of its Subsidiaries is a party or by which their assets or properties are bound; or

(iv) result in the imposition of any Lien upon any asset or property of the Company or any of its Subsidiaries;

except, in the case of clauses (ii), (iii) and (iv), for any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not, with respect to the Company and its Subsidiaries, require any consent, approval, authorization or permit of, or action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under the Securities Act of 1933 (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), (ii) such filings as may be required under any state securities or “blue sky” laws, (iii) such filings as are necessary to comply with the applicable requirements of the Nasdaq Stock Market LLC (“Nasdaq”), (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, and (v) any such other items the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

SECTION 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (i) 150,000,000 shares of Common Stock, $0.00001 par value per share. As of the close of business on August 29, 2023 (the “Measurement Time”), (A) 24,463,726 shares of Common Stock were issued and outstanding, (B) no shares of Common Stock were held by the Company as treasury shares, (C) 3,011,506 shares of Common Stock were reserved for issuance pursuant to outstanding Company Stock Options, (D) 3,920,306 shares of Common Stock were reserved for issuance pursuant to outstanding Company Warrants, and (E) 2,400,000 shares of Common Stock were reserved for issuance to the outstanding Secured Convertible Note, dated as of March 4, 2022, by and between the Company and Marathon Healthcare Finance Fund, L.P.

(b) Except as set forth above or in SECTION 3.4 of the Company Disclosure Schedule and except for changes since the close of business on the Measurement Time resulting from the issuance of shares of Common Stock as expressly permitted by SECTION 5.1, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of the Company, (B) securities of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of the Company, (C) options, warrants, calls, subscriptions or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of the Company, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of the Company or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of the Company; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company to which the Company is a party.

(c) No shares of capital stock of the Company are owned by any Subsidiary of the Company.

(d) All outstanding shares of capital stock of the Company are, and all shares reserved for issuance will be when issued, duly authorized, validly issued, fully paid and nonassessable, and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company Charter, the Company Bylaws or any Contract to which the Company is a party or is otherwise bound.

(e) The Company does not have outstanding any bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the holders of capital stock of the Company on any matter.

(f) There are no stockholder agreements, voting trusts, investor rights agreements, registration rights agreements or other analogous agreements or understandings to which the Company is a party and that relate to any of the capital stock of the Company.

(g) SECTION 3.4(g) of the Company Disclosure Schedule sets forth a true and complete list of all holders, as of the Measurement Time, of outstanding Company Stock Options and Company Warrants, indicating, as applicable, the type of award granted, the number of Shares subject to such award, the name of the Company Stock Plan under which such award was granted, the date of grant, the exercise or purchase price of such award and the expiration date of such award.

(h) With respect to each grant of Company Stock Options and Company Warrants, (i) each such grant was made in accordance with the terms of the Company Stock Plan under which such award was granted and in all material respects in accordance with applicable Law (including rules of Nasdaq), (ii) each such grant was properly accounted for in accordance with U.S. GAAP in the Company SEC Documents (including financial statements) and all other applicable Laws, and (iii) each Company Stock Option and Company Warrant has an exercise price per share of Common Stock equal to or greater than the fair market value of a share of Common Stock on the date of such grant.

(i) The Company has made available to Parent true and complete copies of all Company Stock Plans and the forms of all stock option agreements evidencing outstanding Company Stock Options, and all Company Stock Options have been documented with the grant forms provided to Parent without material deviation from the form. The Company has not granted Company Stock Options except to individual Persons who were service providers of the Company at the time of grant. All Company Stock Options have been documented with the grant forms provided to Parent without material deviation from the form. The terms of the stock plans and the applicable agreements for each Company Stock Option permit the treatment of Company Stock Options as provided in this Agreement, without the consent or approval of the Company’s stockholders or any other Persons.

SECTION 3.5 Subsidiaries.

(a) SECTION 3.5(a) of the Company Disclosure Schedule sets forth a true and complete list, as of the date hereof, of each Subsidiary of the Company and its jurisdiction of incorporation or organization.

(b) Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all Liens. Except for such shares of capital stock owned by the Company or another wholly-owned Subsidiary of the Company, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of any Subsidiary of the Company, (B) securities of any Subsidiary of the Company convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of any Subsidiary of the Company, (C) options, warrants, calls, subscriptions or other rights to acquire from the Company or any Subsidiary of the Company, and no obligation of any Subsidiary of the Company to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of any Subsidiary of the Company, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of any Subsidiary of the Company or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of any Subsidiary of the Company to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of any Subsidiary of the Company; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of any Subsidiary of the Company to which the Company or any Subsidiary of the Company is a party.

(c) Except for equity interests in the Subsidiaries of the Company, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any equity interest in any Person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any equity interest in any Person). Neither the Company nor any of its Subsidiaries has any obligation to acquire any equity interest, security or right, or has any agreement or commitment to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise), in any Person.

(d) The Company has previously furnished or otherwise made available to Parent a true and complete copy of the certificate of incorporation and bylaws (or equivalent organizational documents) of each Subsidiary of the Company, in each case as amended to the date of this Agreement. No Subsidiary of the Company is in violation of any provision of such organizational document.

SECTION 3.6 SEC Reports; Financial Statements.

(a) The Company has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2020 (all such items filed or furnished since such date, collectively, the “Company SEC Documents”). Each Company SEC Document, as of its respective filing date or, if amended, as of the filing date of the last such amendment prior to the date hereof (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on such date. None of the Company SEC Documents, as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the filing date of such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, none of the Company SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review. As of the date hereof, there are no outstanding or unresolved comments in any comment letters received by the Company from the SEC with respect to any of the Company SEC Documents.

(b) The audited consolidated financial statements of the Company included in the Company’s Annual Reports on Form 10-K included in the Company SEC Documents (including the related notes and schedules) (i) have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-K), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated, and (iv) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The unaudited consolidated financial statements of the Company included in the Company’s Quarterly Reports on Form 10-Q included in the Company SEC Documents (including the related notes and schedules) (A) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-Q), (B) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal year-end adjustments), and (D) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries. The books and records of the Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

(c) The Company’s “disclosure controls and procedures” and “internal control over financial reporting” (as defined in Rules 13a-15(e) and (f) and 15d-15(e) and (f) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Company required under the Exchange Act with respect to such reports.

(d) Since December 31, 2020, the Company has disclosed to the Company’s auditors and audit committee (i) all significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and any such deficiency, weakness or fraud so disclosed to the Company’s auditors has been made available to Parent.

(e) Except as set forth in SECTION 3.6(e) of the Company Disclosure Schedule, since December 31, 2020, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(f) Since December 31, 2020, (i) neither the Company nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act of 2002.

(g) There are no “off balance sheet arrangements,” as defined in Item 303 of Regulation S-K under the Securities Act, to which the Company or any of its Subsidiaries is a party.

SECTION 3.7 Certain Information. Any information provided in writing by the Company or any of its respective directors, officers, employees, Affiliates, agents or other Representatives for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed by Parent in connection with the issuance of Parent Common Stock contemplated by this Agreement (the “Form S-4”) or the Proxy Statement/Prospectus when filed with the SEC, when the Form S-4 is declared effective under the Securities Act, at the date the Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by the Company with respect to (i) statements included or incorporated by reference in the Form S-4 or Proxy Statement/Prospectus based on information supplied by or on behalf of Parent, Merger Sub or any of their directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements.

SECTION 3.8 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2023, (c) incurred pursuant to the transactions contemplated by this Agreement, (d) set forth in SECTION 3.8 of the Company Disclosure Schedule or (e) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 3.9 Absence of Certain Changes or Events. Since December 31, 2022, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course of business consistent with past practice in all material respects, (b) there has not been any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect, and (c) neither the Company nor any Subsidiary of the Company has taken any action that if taken after the date of this Agreement would require disclosure or Parent’s consent pursuant to SECTION 5.1.

SECTION 3.10 Litigation. As of the date hereof, there is no, and since December 31, 2020 there has not been any, Action pending or threatened against the Company or any of its Subsidiaries or any of its assets or properties, or, to the Knowledge of the Company, any executive officer, director or employee of the Company or any of its Subsidiaries in their capacities as such, at law or in equity, other than any such Action that, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. As of the date hereof, neither the Company nor any of its Subsidiaries nor any of their respective assets is subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

SECTION 3.11 Compliance with Laws.

(a) The Company and each of its Subsidiaries are and, since December 31, 2020, have been in compliance in all material respects with all Laws applicable to them. Since December 31, 2020 and through the date hereof, neither the Company nor any of its Subsidiaries has received a written notice or, to the Knowledge of the Company, other communication from a Governmental Entity alleging a violation of Law that has resulted in, or would reasonably be expected to result in, material liability to the Company and its Subsidiaries taken as a whole.

(b) The Company and its Subsidiaries have in effect all material permits, licenses, exemptions, authorizations, franchises, orders and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted. All such Permits of the Company and its Subsidiaries are valid and in full force and effect, and neither the Company nor any of its Subsidiaries is in default or violation of any such Permits, except where the failure to be in full force and effect or where such default or violation, individually or the aggregate, has not resulted, and would not reasonably be expected to result in a material liability.

SECTION 3.12 Benefit Plans; Employees

(a) SECTION 3.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Benefit Plans. To the extent applicable with respect to each Company Benefit Plan, true, correct and complete copies of the most recent documents described below have been made available to Parent: (i) all plan documents and amendments thereto (or, in the case of unwritten plans, a written description thereof) and any written policies and/or procedures used in plan administration; (ii) current summary plan descriptions and any summaries of material modifications; (iii) IRS determination letter and any outstanding request for a determination letter; (iv) Form 5500 for the three (3) most recent plan years, including without limitation all schedules thereto, all financial statements with attached opinions of independent accountants, and all actuarial reports; (v) any nondiscrimination, coverage, top-heavy and Code 415 testing performed with respect to the three (3) most recently completed plan years; and (viii) all material written correspondence with any Governmental Entity.

(b) Each Company Benefit Plan and related trust agreement, annuity contract or other funding instrument has been established, administered, operated and maintained in compliance with its terms, ERISA, the Code and any other applicable laws. The Company has no direct or indirect material liability under the requirements provided by any and all statutes, orders or governmental rules or regulations, including but not limited to ERISA, COBRA, HIPAA and the Code. With respect to each Company Benefit Plan, no prohibited transactions (as defined in ERISA Section 406 or Code Section 4975) for which an applicable statutory or administrative exemption does not exist have occurred and no breaches of any of the duties imposed on Company Benefit Plan fiduciaries by ERISA with respect to the Company Benefit Plans have occurred that could result in any material liability or excise Tax under ERISA or the Code being imposed on the Company. Each Company Benefit Plan may be amended or terminated by the Company or Parent on or at any time after the Closing Date without liability to the Company or Parent. None of the rights of the Company under a Company Benefit Plan will be impaired by the consummation of the transactions contemplated by this Agreement.

(c) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has received a favorable determination letter from the IRS, or with respect to a prototype or volume submitter plan, can rely on an opinion or advisory letter from the IRS to the prototype or volume submitter plan sponsor, to the effect that such plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code. To the Company’s Knowledge, nothing has occurred that would reasonably be expected to adversely impact the qualified status of any such Company Benefit Plan or the exemption of any related trust.

(d) There are no pending or threatened Actions against or involving any Company Benefit Plan and no facts exist that would give rise to any, other than routine claims for benefits and domestic relations order proceedings. No Company Benefit Plan is, or was during the last three (3) years, the subject of an audit or other inquiry from the IRS, U.S. Department of Labor, PBGC or other Governmental Entity, nor is any Company Benefit Plan the subject of an active filing under any voluntary compliance, amnesty, closing agreement or other similar program sponsored by any Governmental Entity, and no completed audit, compliance filing or closing agreement has resulted in the imposition of any material Tax, interest or penalty that has not been satisfied. Neither the Company nor any of its directors, officers, employees or any plan fiduciary has any liability for failure to comply with ERISA or the Code for any action or failure to act in connection with the administration or investment of any Company Benefit Plan.

(e) All contributions to the Company Benefit Plans have been made on a timely basis in accordance with ERISA and the Code. All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, with regard to the Company Benefit Plans for policy years or other applicable policy periods ending on or before the Closing Date.

(f) Neither the Company nor any ERISA Affiliate has ever maintained, contributed to, participated in, sponsored or otherwise had any liability with respect to (i) a multiemployer plan as defined in Section 3(37) of ERISA, (ii) an employee benefit plan subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code, (iii) a “multiple employer plan” within the meaning of Sections 201, 4063 or 4064 of ERISA or Section 413(c) of the Code, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (v) a voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code.

(g) No Company Benefit Plan provides life, health or other welfare benefits to former or retired employees of the Company or any Subsidiary, and neither the Company nor any of its Subsidiaries has any liability or obligation to provide life, medical or other welfare benefits to former or retired employees, other than pursuant to COBRA or similar state laws which require limited continuation of coverage for such benefits. No Company Benefit Plan provides benefits to any individual who is not a current or former employee of the Company, or a dependent or beneficiary of any such current or former employee. Each individual who is classified by the Company as an independent contractor has been properly classified for purposes of participation and benefit accrual under each Company Benefit Plan.

(h) Each Company Benefit Plan which is a “nonqualified deferred compensation” plan within the meaning of Section 409A of the Code has been operated and administered in compliance with Section 409A of the Code, and has been in material documentary compliance with Section 409A of the Code. No award (and no agreement or promise by the Company to make an award) under any Company Benefit Plan that provides for the granting of equity, equity-based rights, equity derivatives or options to purchase equity has been backdated or has been granted with a purchase price that is less than the fair market value of such equity as of the applicable grant date. Neither the Company nor any of its Subsidiaries has any (i) liability for withholding taxes or penalties due under Code Section 409A or (ii) obligation to indemnify or gross-up for any Taxes imposed under Code Sections 409A or 4999.

(i) The Company, its Subsidiaries and each Company Benefit Plan are in compliance with the ACA, including compliance with all filing and reporting requirements, all waiting periods and the offering of affordable health insurance coverage compliant with the ACA to all employees and contractors who meet the definition of a full time employee under the ACA. The Company and its Subsidiaries are not otherwise liable or responsible for any assessable payment, taxes, or other penalties under Section 4980H of the Code or otherwise under the ACA or in connection with requirements relating thereto.

(j) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby could (whether alone or in connection with any event or events, including termination of service) (i) entitle any current or former service provider of the Company to any compensation or benefits due under any plan, program, agreement or arrangement, (ii) accelerate the time at which any compensation, benefits or award may become payable, vested or required to be funded in respect of any current or former service provider of the Company, (iii) require any contributions or payments to fund any obligations under any Company Benefit Plan or (iv) result in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code.

(k) No Company Benefit Plan or other benefit arrangement covers any employee or former employee outside of the United States, and neither the Company nor its Subsidiaries has ever been obligated to contribute to any such plan.

(l) SECTION 3.12(l) of the Company Disclosure Schedule accurately sets forth, for each employee of the Company or any of its Subsidiaries (including employees on leave of absence or layoff status) (each, an “Employee”) and each natural person engaged directly as a contractor, consultant or other non-employee service-provider to the Company or any of its Subsidiaries (each, a “Contractor”): (i) name and employer, (ii) job title, (iii) date of employment or engagement; (iv) classification as employee or contractor; (v) classification as exempt or non-exempt under the Fair Labor Standards Act and analogous state law; (vi) current annual salary rate or hourly pay rate for employees and annualized compensation rate for contractors; (vii) the number of hours of vacation time or paid time off currently accrued and the dollar amount thereof; and (viii) whether on leave or layoff status and expected date of return.

(m) Except as provided on SECTION 3.12(m) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is a party to or bound by any Contract with an Employee or a Contractor which (i) is not terminable at-will by the employer without prior notice or (ii) imposes any obligation to pay any severance, retention bonus, change-of-control payment or other similar payment. The Company has made available to Parent accurate and complete copies of all employment agreements, contractor agreements or other Contracts with all Employees and Contractors. The Company has made available to Parent accurate and complete copies of all employee manuals, employee handbooks, and personnel policies of the Company and its Subsidiaries.

(n) Neither the Company nor any of its Subsidiaries is now, or ever has been, a party to or bound by any collective bargaining agreement or other Contract, or any duty to bargain, with a trade union, works council or other labor organization (“Union”).

(o) There is not now, and has not been in the past three (3) years, any strike, lockout, slowdown, work stoppage, picketing or other labor dispute involving the Company, any of its Subsidiaries or any of their respective employees. To the Company’s Knowledge, there is not now, and has not been in the past three (3) years, in respect of any employees of the Company or any of its Subsidiaries, any pending or threatened (i) demand for recognition of a Union as bargaining representative, (ii) petition for election before the National Labor Relations Board or other Governmental Entity, or (iii) union organizing effort.

(p) The Company and its Subsidiaries have, at all times in the past three (3) years, complied with all applicable Laws regarding labor and employment matters, including but not limited to Laws regarding labor relations, occupational safety and health, employment discrimination, harassment and retaliation, minimum wage and overtime compensation, payment of wages, paid or unpaid leaves of absence, accommodation of disability, plant closings and mass layoffs, and immigration. At all times in the past three (3) years, all natural persons providing services to the Company or any of its Subsidiaries have been properly classified, for purposes of all applicable Laws, as (i) employees or non-employee service providers and (ii) “exempt” or “non-exempt” from overtime compensation requirements.

(q) Except as set forth on SECTION 3.12(q) of the Company Disclosure Schedule, there is not currently pending, and has not been pending at any time in the past three (3) years, against the Company or any of its Subsidiaries, any charge or complaint filed by or with any Governmental Entity, or any demand for arbitration before any arbitration tribunal, alleging unfair labor practices, discrimination, harassment, retaliation, or other violation of Laws regarding labor or employment matters.

(r) Except as set forth on SECTION 3.12(r) of the Company Disclosure Schedule, in the past three (3) years, neither the Company nor any of its Subsidiaries has received notice of, or settled, any complaint or allegation of sexual harassment, sexual abuse or other sexual misconduct against the Company, any of its Subsidiaries or any of their respective employees (in their capacity as such), officers or directors.

(s) The Company and its Subsidiaries have at all times complied with the requirements of all applicable Laws regarding immigration, including but not limited to the Immigration Reform and Control Act of 1986, and have on file a valid and current Form I-9 for each current and former employee to the extent required by federal Law.

(t) Neither the Company nor any of its Subsidiaries has, in the past three (3) years, experienced a “mass layoff” or “plant closing” as defined in the federal Worker Adjustment and Retraining Notification Act or similar event under analogous state law, including California Labor Code Sections 1400-1408.

(u) To the Company’s Knowledge, no Employee or Contractor (i) intends to terminate his/her employment or engagement with the Company or any of its Subsidiaries, (ii) has received an offer to join a business that is competitive with the business of the Company or any of its Subsidiaries, or (iii) is bound by any confidentiality agreement, noncompetition agreement or other Contract (with any Person) that can reasonably be expected to have an adverse effect on the performance by such Employee or Contractor of his/her duties or responsibilities as a service provider to the Company or any of its Subsidiaries.

SECTION 3.13 Taxes.

(a) All Tax Returns required to have been filed by or on behalf of the Company or any of its Subsidiaries have been timely filed (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns were true and complete in all material respects.

(b) Each of the Company and the Subsidiaries (i) has paid all Taxes due and payable (whether or not shown on any Tax Return), except for Taxes being contested in good faith and for which adequate reserves have been established in accordance with U.S. GAAP, and (ii) with respect to Taxes that are not yet due, has established an adequate accrual in accordance with U.S. GAAP.

(c) No Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for Permitted Liens.

(d) As of the date of this Agreement, there are no claims, audits, actions, suits, proceedings or investigations being conducted, pending or threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to Taxes.

(e) Neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax which has not yet expired (other than extensions of time to file Tax Returns obtained in the ordinary course of business).

(f) In the five (5) years prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has distributed stock of another Person or had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (or similar provision of state, local or non-U.S. Law).

(g) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement, other than those (i) solely between or among the Company and its Subsidiaries, or (ii) customary provisions in commercial arrangements entered into in the ordinary course of its business and the primary purpose of which is not related to Taxes.

(h) Neither the Company nor any of its Subsidiaries (i) has ever been a member of an “affiliated group” within the meaning of Section 1504 of the Code (or any corresponding provisions of state, local or non-U.S. Law), other than the affiliated group the common parent of which is the Company; or (ii) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury regulation Section 1.1502-6 (or similar provision of state, local or non-U.S. Law), or as a transferee or successor, by Contract, or otherwise.

(i) Neither the Company nor any of its Subsidiaries (nor Buyer or its Affiliates with respect to the Company or any of its Subsidiaries) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (ii) installment sale or open transaction disposition made on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law); (iv) prepaid amount or advance payment received on or prior to the Closing Date; or (v) as a result of a change in accounting method.

(j) Each of the Company and the Subsidiaries has withheld and timely remitted to the appropriate Governmental Entity all material Taxes required to be withheld from any payment made to any employee, independent contractor, creditor, holder of Shares or other third party.

(k) Neither the Company nor any of its Subsidiaries is subject to income Tax in any country other than its place of incorporation or formation by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that country.

(l) Neither the Company nor any of its Subsidiaries has entered into any “reportable transaction” within the meaning of U.S. Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or non-U.S. Law).

(m) Neither the Company nor any of its Subsidiaries (i) is or has owned shares in a “passive foreign investment company” within the meaning of Section 1297 of the Code, or (ii) has made an election described in Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. law).

As used in this Agreement:

“Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, province, state, city, county, and foreign (or governmental unit, agency, or political subdivision of any of the foregoing) corporate, income, license, withholding, payroll, profits, employment (including Social Security, unemployment insurance, employer health and employee income tax withholding), franchise, gross receipts, sales, use, transfer, stamp, environmental, alternative minimum, occupation, property, net worth, capital gains, severance, premium, windfall profits, customs, duties, ad valorem, value added, excise, unclaimed property, escheat, Pension Benefit Guaranty Corporation premiums, and any other governmental charges of the same or similar nature to any of the foregoing; including any interest, penalty, or addition to any of the foregoing, whether disputed or not, and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person, including by contract or otherwise. Any one of the foregoing Taxes shall be referred to sometimes as a “Tax.”

“Tax Returns” means all returns, reports, estimates, claims for refund, information statements, elections, statements of foreign bank and financial accounts, and other documents relating to, filed or required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment thereof. Any one of the foregoing Tax Returns shall be referred to sometimes as a “Tax Return.”

SECTION 3.14 Material Contracts.

(a) SECTION 3.14 of the Company Disclosure Schedule lists, as of the date hereof, each of the following types of Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets is bound and under which any party thereto has continuing rights or obligations (in each case, excluding any Company Benefit Plan) (such Contracts of the type described in this SECTION 3.14(a), whether or not set forth in SECTION 3.14 of the Company Disclosure Schedule, the “Material Contracts”):

(i) any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S K under the Securities Act;

(ii) any Contract that (A) limits the ability of the Company or any of its Subsidiaries to compete in any material respect in any line of business or with any Person or in any geographic area, (B) requires the Company or any of its Subsidiaries to conduct any business on a “most favored nations” basis with any third party, (C) grants a third party marketing or distribution rights relating to any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, (D) requires the Company to purchase a minimum quantity of goods or supplies relating to any compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, in favor of any third party or (E) provides for “exclusivity” or any similar requirement in favor of any third party;

(iii) any Contract governing any joint venture, partnership or similar arrangement;

(iv) any Contract constituting Indebtedness and having an outstanding principal amount in excess of $10,000;

(v) any Contract with any Governmental Entity (excluding Permits);

(vi) any Contract with (A) any directors or officers of the Company or any of its Subsidiaries, or (B) any Person that, by itself or together with its Affiliates or those acting in concert with it, beneficially owns, or has the right to acquire beneficial ownership of, at least five percent (5%) of the outstanding shares of Common Stock, other than with respect to clause (A) (x) employee benefits provided under Company Benefit Plans, (y) standard confidentiality and assignment of inventions agreements in the form previously provided to Parent and (z) any Contracts related to the purchase or issuance of Shares and the issuance of Company Options;

(vii) any Contract which, upon the execution or delivery of this Agreement or the consummation of the transactions contemplated by this Agreement may, either alone or in combination with any other event, result in any payment (whether of severance pay or otherwise) becoming due from the Company, Parent or any of their respective Subsidiaries to any officer or employee of the Company or any of its Subsidiaries;

(viii) any Contract pursuant to which the Company or any of its Subsidiaries licenses to (an “Outbound IP Agreement”) or licenses from (an “Inbound IP Agreement”) any third party any Intellectual Property that is used in the conduct of the business of the Company and the Subsidiaries of the Company as currently conducted, including any such Intellectual Property that is used in or related to the development, marketing, labeling, promotion, sale, use, handling or manufacture of each FDA Regulated Product and any other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market; provided, that the Company shall not be required to list the following Contracts on SECTION 3.14 of the Company Disclosure Schedule: (A) any Outbound IP Agreement that is a confidentiality agreement or a non-exclusive license granted to a vendor of the Company solely for purposes of providing services to the Company, pursuant to an agreement entered into in the ordinary course of business, and (B) any Inbound IP Agreement that is a confidentiality agreement or is for non-customized software or Intellectual Property licensed ancillary to the purchase or use of equipment, reagents or other materials;

(ix) any Contract for research and development, clinical trials, product formulation, contract manufacturing or supply, for or related to any FDA Regulated Product or any other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, in each case in excess of $10,000;

(x) any Contract by which the Company or any Subsidiary settled any dispute or released or was released from any claim pertaining to any Intellectual Property, or granted or was the beneficiary of a covenant not to sue or other restrictive covenant or agreement with respect to any Intellectual Property;

(xi) any Contract requiring or otherwise relating to any future capital expenditures by the Company or any of its Subsidiaries in excess of $10,000;

(xii) any Contract (or group of related Contracts) providing for the purchase or sale of products or services by the Company or any of its Subsidiaries in excess of $10,000;

(xiii) any Contract with a Union;

(xiv) any settlement agreement, or any Contract that waives any rights or grants any release, in each case where such settlement, waiver of rights or grant of release is material to the Company or any of its Subsidiaries;

(xv) any Contract that grants any option, right of first refusal, right of first offer or similar right or any other Lien with respect to any material assets, rights or properties of the Company or its Subsidiaries;

(xvi) any Contract that provides for the acquisition or disposition of any material business or material assets (whether by merger, purchase or sale of stock, purchase or sale of assets or otherwise) and with any outstanding obligations that are material to the Company and its Subsidiaries, taken as a whole; or

(xvii) any Contract that obligates the Company or any of its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any of its wholly-owned Subsidiaries).

(b) (i) Each Material Contract is valid and binding on the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable against the Company and its Subsidiaries party thereto and, to the Knowledge of the Company, each other party thereto in all material respects in accordance with its terms (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); (ii) the Company and each of its Subsidiaries and, to the Knowledge of the Company, each other party thereto has performed all obligations required to be performed by it under each Material Contract; (iii) there is no breach of or default under any Material Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, any other party thereto; (iv) no event has occurred or not occurred through the

Company’s or any of its Subsidiaries’ action or inaction or, to the Knowledge of the Company, through the action or inaction of any other party, that with or without notice or the lapse of time or both would (A) constitute a breach of or default by, (B) result in a right of termination for or automatic termination of, or (C) cause or permit the acceleration of or other changes to any right or obligation or the loss of any benefit for, in each case, any party under any Material Contract; (v) there are no disputes pending or, to the Knowledge of the Company, threatened with respect to any Material Contract; and (vi) during the twelve (12) month period prior to the date hereof, neither the Company nor any of its Subsidiaries has received any notice of termination (in whole or in part) in respect of any Material Contract, nor to the Knowledge of the Company, is any such party threatening to do so. The Company has made available to Parent true and complete copies of all Material Contracts, including all amendments thereto.

SECTION 3.15 Personal and Real Property.

(a) The Company or one of its Subsidiaries has good and valid title to, or in the case of leased tangible assets, a valid leasehold interest in, all of its tangible assets, free and clear of all Liens, other than Permitted Liens.

(b) Neither the Company nor any of its Subsidiaries owns any real property. SECTION 3.15(b) of the Company Disclosure Schedule sets forth a true and complete list of all leases, subleases, licenses and occupancy agreements, together with all amendments and supplements thereto, under which the Company or any of its Subsidiaries leases (as lessee) or occupies real property (the “Real Property Leases”; the property covered by the Real Property Leases is referred to herein as the “Leased Real Property”). The Company has made available to Parent true and complete copies of each of the Real Property Leases. As applicable, each of the Company and its Subsidiaries has a valid and subsisting leasehold interest in all Leased Real Property, in each case, free and clear of all Liens except Permitted Liens. To the Knowledge of the Company, (i) no Leased Real Property is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor (ii) has any such condemnation, expropriation or taking been proposed to the Company or any of its Subsidiaries. All Real Property Leases are in full force and effect, and neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any other party thereto, is in default under any Real Property Lease, and no event has occurred which, with the giving of notice or passage of time, would constitute such a default by the Company or its Subsidiaries, or to the Knowledge of the Company, any other party thereto. The Company has not received any notice, order or proposal which would adversely affect the value or use or enjoyment of any of the Leased Real Property.

SECTION 3.16 Intellectual Property.

(a) SECTION 3.16(a)(i) of the Company Disclosure Schedule sets forth a list of all registered trademarks, issued patents, registered copyrights, pending applications to register or obtain any of the foregoing, and registered Internet domain names, in each case, owned by the Company or any of its Subsidiaries as of the date hereof (collectively, the “Company Registered IP”). The Company Registered IP is subsisting and, to the Knowledge of the Company, valid and enforceable. The Company or one of its Subsidiaries exclusively, except as specified in SECTION 3.16(a) of the Company Disclosure Schedule, owns and possesses, free and clear of all Liens

(excluding any Permitted Liens), all right, title and interest in and to the Company Registered IP and all other Intellectual Property owned or purported to be owned by the Company or any Subsidiary of the Company as of the date hereof (collectively, the “Company Owned IP”). SECTION 3.16(a)(ii) of the Company Disclosure Schedule sets forth a list of all registered trademarks, issued patents, registered copyrights, pending applications to register or obtain any of the foregoing, and registered Internet domain names, in each case, owned by a third party and licensed to the Company or any of its Subsidiaries as of the date hereof under an Inbound IP Agreement that is listed or required to be listed on SECTION 3.14(a)(viii) of the Company Disclosure Schedule (collectively, the “Company Licensed Registered IP”). SECTION 3.16(a) of the Company Disclosure Schedule accurately identifies, for each item of Company Registered IP or Company Licensed Registered IP, as applicable, the (i) identifying title or mark, (ii) application number, (iii) patent or registration number, (iv) filing date, issue date or registration date, (v) country filed in and (vi) owner. With respect to all Company Registered IP, the owner identified on SECTION 3.16(a)(i) of the Company Disclosure Schedule is the current owner of record.

(b) Each of the Company and its Subsidiaries has taken commercially reasonable steps to (i) protect its rights in its Company Registered IP and all other material Company Owned IP and (ii) maintain the confidentiality of all material information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use including by causing all current and former employees, consultants, vendors and other independent contractors of the Company or any Subsidiary who have created or have access to any such confidential information to enter into binding, written agreements with the Company or its Subsidiaries agreeing not to disclose or make any improper use of any confidential information included in the Company Owned IP or any confidential information owned by a third party that has been disclosed to the Company or any of its Subsidiaries in confidence. All Intellectual Property that was created by employees of the Company or its Subsidiaries within the scope of their employment is owned by the Company or its applicable Subsidiary (and, therefore, is Company Owned IP) either by operation of law or pursuant to a written assignment agreement. All current and former consultants, vendors and other independent contractors of the Company or any of its Subsidiaries who have created any Company Owned IP have assigned ownership of such Company Owned IP to the Company or a Company Subsidiary pursuant to a binding, written agreement. Neither the Company nor any of its Subsidiaries uses any Intellectual Property created or owned by any of its consultants, vendors or other independent contractors that is not Company Owned IP or licensed to the Company or a Company Subsidiary pursuant to an agreement listed on SECTION 3.14(a)(viii) of the Disclosure Schedule. The Company and its Subsidiaries have the right to use and otherwise exploit, in the manner currently used or exploited by the Company and its Subsidiaries, all Company Owned IP and all other Intellectual Property used or held for use in the conduct of their respective businesses or as otherwise necessary to conduct such businesses as currently conducted or proposed to be conducted, and Parent will continue to have such rights immediately after the Closing, exercisable on the same terms and for use in the same manner as used by the Company and its Subsidiaries immediately prior to Closing.

(c) Except as set forth in SECTION 3.16(c) of the Company Disclosure Schedule, (i) (A) none of (x) the operation of the business of the Company and its Subsidiaries as currently conducted, or (y) any FDA Regulated Product or other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, or the development, manufacture, importation, sale or offer for sale thereof, infringes (or for any such FDA Regulated Product or other compound or product being developed, if currently sold would infringe) upon any patents, copyrights, trademarks or other Intellectual Property rights of any third party or misappropriates the subject matter of any trade secrets of any third party, and (B) since December 31, 2019, neither the Company nor any of its Subsidiaries has received any written notice or claim asserting that any such infringement or misappropriation is occurring, and (ii) (A) no third party is infringing upon any patents, copyrights, trademarks or other Intellectual Property rights or misappropriating the subject matter of any trade secrets owned by the Company or any of its Subsidiaries in a material manner, and (B) since December 31, 2019, neither the Company nor any of its Subsidiaries has asserted any written claim or notice that any such infringement or misappropriation is occurring or has occurred.

(d) There are no Contracts to which Company or one of its Subsidiaries is a party under which royalty, license fee, milestone and other payment obligations (other than patent prosecution and maintenance costs and expenses, costs and expenses relating to enforcement or defense of Intellectual Property rights and indemnity payments under customary commercial terms of Contracts entered into in the ordinary course of business) are payable by or to the Company or such Subsidiary with respect to any Company Registered IP or any Intellectual Property of a third party licensed to the Company or any of its Subsidiaries as of the date hereof, other than the Contracts listed in SECTION 3.14(a)(viii) of the Company Disclosure Schedule (and those Contracts permitted to not be listed under such Section by the terms of such Section).

(e) Except as set forth in SECTION 3.16(e) of the Company Disclosure Schedule, none of (i) the Company Registered IP or (ii) any other Company Owned IP embodied by any FDA Regulated Product or other compound or product being developed by the Company or any Subsidiary of the Company, whether or not yet on the market, or necessary or useful for the development, manufacture, importation, sale or offer for sale thereof, was developed by or on behalf of, pursuant to a Contract with, or using grants or any other subsidies of, any Governmental Entity, public entity, university, corporate sponsor, or other third party, where any such third party has acquired any ownership or license rights in any such Intellectual Property based upon having funded, having procured services by the Company or any Subsidiary of the Company, or having provided services on behalf of the Company or any Subsidiary of the Company.

(f) Except as set forth in SECTION 3.16(f)(i) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has received since December 31, 2020 any written notice or claim: (i) asserting the invalidity, misuse or unenforceability of any issued or registered Company Registered IP or other Company Owned IP, (ii) challenging the Company’s or a Company Subsidiary’s ownership of or rights to use, license or otherwise exploit any Company Owned IP, or (iii) asserting that the Company has engaged in unfair competition, false advertising or other unfair business practices. Except as set forth in SECTION 3.16(f)(ii) of the Company Disclosure Schedule, as of the date hereof, there is no Action before any court or tribunal (including in the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any Company Registered IP, other than office actions or other similar proceedings in the ordinary course of prosecuting applied-for Company Registered IP and, to the Knowledge of the Company, there is no such Action related to any Company Licensed Registered IP.

(g) SECTION 5.15 of the Company Disclosure Schedule sets forth a true, correct and complete list of the assignment status with respect to each Company Owned IP.

SECTION 3.17 State Takeover Statutes. Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in SECTION 4.5(c), no “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) of the State of Delaware apply to this Agreement or any of the transactions contemplated hereby.

SECTION 3.18 Brokers. No broker, agent, investment banker, financial advisor or other Person, other than William Blair & Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent a true and complete copy of any engagement letter or other Contract between the Company and William Blair & Company relating to the Merger or any of the other transactions contemplated by this Agreement.

SECTION 3.19 Opinion of Financial Advisor. The Company Board has received the opinion of William Blair & Company as financial advisor to the Company that as of the date of such opinion and subject to the assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Shares. The Company shall, promptly following the execution and delivery of this Agreement by all parties, furnish a true and complete written copy of such opinion to Parent solely for informational purposes.

SECTION 3.20 Insurance. The Company and the Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which they are engaged; all insurance policies owned or held by the Company or any of its Subsidiaries are in full force and effect, and all premiums due on such policies have been paid by the Company or its Subsidiaries; neither the Company nor any of its Subsidiaries is in breach or default under any of its insurance policies; neither the Company nor any of its Subsidiaries has received any notice of cancellation or termination with respect to any of its insurance policies; neither the Company nor a Subsidiary has been refused any insurance coverage sought or applied for.

SECTION 3.21 Regulatory

(a) Neither the Company nor any Subsidiary of the Company has received any written notice of adverse filing, warning letter, untitled letter or other correspondence or notice from the U.S. Food and Drug Administration (the “FDA”) or other relevant regulatory authorities, or any other court or arbitrator or federal, state, local or foreign governmental or regulatory authority, alleging or asserting noncompliance with the Federal Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.) (the “FFDCA”), or similar state, federal or foreign law or regulation; the Company and each Subsidiary of the Company is and has been in compliance in all material respects with applicable health care laws, including without limitation and as applicable, the FFDCA and the federal Anti Kickback Statute (42 U.S.C. § 1320a-7b(b)), the Anti Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), all applicable federal, state, local and all foreign civil and criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. Sections 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) (42 U.S.C. Section 1320d et seq.), the exclusion laws, the statutes, regulations and directives of applicable government funded or sponsored healthcare programs, and the regulations promulgated pursuant to such statutes, the Standards for Privacy of Individually Identifiable Health Information, the Security Standards, and the Standards for Electronic Transactions and Code Sets promulgated under HIPAA, the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), and the regulations promulgated thereunder and any state or non U.S. counterpart thereof or other law or regulation the purpose of which is to protect the privacy of individuals or prescribers, the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, the regulations promulgated thereunder; the U.S. Controlled Substances Act (21 U.S.C. Section 801 et seq.), quality, safety and accreditation requirements under applicable federal, state, local or foreign laws or regulatory bodies; and all other local, state, federal, national, supranational and foreign laws, relating to the regulation of the Company and the Subsidiaries of the Company (collectively, “Health Care Laws”). The Company and each Subsidiary of the Company possesses all material licenses, certificates, approvals, clearances, authorizations, permits and supplements or amendments thereto required by any such Health Care Laws and/or to carry on its businesses as presently conducted, including as necessary to allow for the development, marketing, labeling, promotion, sale, use, handling or manufacture of each FDA Regulated Product as those activities are currently conducted or planned to be conducted with respect to each FDA Regulated Product (“Authorizations”). Such Authorizations are valid and in full force and effect, neither the Company nor any Subsidiary of the Company is in violation of any material term of any such Authorizations and SECTION 3.21(a) of the Company Disclosure Schedule includes a true and complete list of all Authorizations that are investigational new drug applications, new drug applications and other applications for approval of the commercialization, commercial manufacture, distribution, marketing, promotion, offer for sale, use, import, export or sale of a pharmaceutical product or other product or device that is subject to the regulatory authority of the FDA (an “FDA Regulated Product”) in a regulatory jurisdiction that have been filed with the FDA or any similar regulatory authority outside of the United States by the Company or any Subsidiary of the Company for any FDA Regulated Product, further specifying thereon each FDA Regulated Product that has been approved for commercialization by the FDA or other regulatory authority (an “Approved Product”). Neither the Company nor any Subsidiary of the Company has received notice of any ongoing claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any Governmental Entity or third party alleging that any product operation or activity is in violation of any Health Care Laws or Authorizations, nor to the Knowledge of the Company is any Governmental Entity or third party considering any such claim, litigation, arbitration, action, suit, investigation or proceeding. Neither the Company nor any Subsidiary of the Company has, either voluntarily or involuntarily, initiated, conducted, or issued or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, post-sale warning, “dear doctor” letter, or other notice or action relating to the alleged lack of safety or efficacy of any product or any alleged product defect or violation and, to the Knowledge of the Company, no third party has initiated or conducted any such notice or action. To the Knowledge of the Company, there are no circumstances currently in existence that would necessitate a recall or post-sale warning of the Approved Product and, with respect to the Approved Product, there have been no serious adverse drug experiences as defined in 21 C.F.R. § 314.80 or material events concerning or affecting safety.

(b) The research, studies and tests conducted by or on behalf of the Company and each Subsidiary, including for each FDA Regulated Product (collectively, “Studies”) have been and, if still pending, are being conducted with reasonable care and, to the extent required, in material compliance with good clinical practice (GCP) requirements in accordance with the FFDCA and its implementing regulations. The Company and each Subsidiary of the Company have made all such filings and obtained all such approvals as may be required by the Food and Drug Administration of the U.S. Department of Health and Human Services or any committee thereof or from any other applicable U.S. or foreign government regulatory agency, or health care facility Institutional Review Board. Neither the Company nor any Subsidiary of the Company has received any correspondence from any Governmental Entity requiring the termination, suspension or material modification of any Studies. The Company and each Subsidiary of the Company have operated and currently are in compliance in all material respects with all applicable rules, regulations and policies of the Governmental Entity.

(c) Neither the Company nor any Subsidiary of the Company has received written notice of any claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action from any court or arbitrator or governmental or regulatory authority or third party alleging that any product, operation or activity is in material violation of any Health Care Laws nor, to the Knowledge of the Company, is any such claim, action, suit, proceeding, hearing, enforcement, investigation, arbitration or other action threatened. The Company and each Subsidiary of the Company have filed, maintained or submitted all material reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments as required by any Health Care Laws, and all such reports, documents, forms, notices, applications, records, claims, submissions and supplements or amendments were complete and accurate on the date filed in all material respects (or were corrected or supplemented by a subsequent submission), and no material deficiencies have been asserted in writing by the FDA or any other applicable regulatory authority with respect to any such filings, declarations, listing, registrations, reports or submissions. Neither the Company nor any Subsidiary of the Company is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any governmental or regulatory authority. Additionally, neither the Company nor any Subsidiary of the Company nor any of their respective employees, officers or directors nor, to the Knowledge of the Company, agents or subcontractors has been excluded, suspended or debarred from participation in any U.S. federal health care program or human clinical research or is subject to a governmental proceeding or similar action or, to the Knowledge of the Company, a governmental inquiry, investigation or other similar action that could reasonably be expected to result in debarment, suspension, or exclusion. Neither the Company, and Subsidiary of the Company, nor any of their officers, employees or agents, has made an untrue statement of a material fact or a fraudulent statement to the FDA, any other regulatory authority, or any other Governmental Entity or failed to disclose a material fact required to be disclosed to the FDA, any other regulatory authority or any other Governmental Entity that, at the time such disclosure or failure to disclose occurred, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or for any other Governmental Entity to invoke any similar policy. To the Knowledge of the Company, as of the date of this Agreement, neither the Company nor any Company Subsidiary (i) is the subject of any pending or threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities policy, set forth in 56 Fed. Reg. 46191 (September 10, 1991), or similar policy or (ii) has received any notification of any such potential investigation.

(d) With respect to each FDA Regulated Product that is the subject of an Authorization listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule, SECTION 3.21(d) of the Company Disclosure Schedule includes a true and complete list of all preclinical and clinical studies conducted or sponsored by or on behalf of the Company or any of its Subsidiaries using or in respect of any such FDA Regulated Product and all contract research organizations who have participated in any such studies or other aspects of the development of any such FDA Regulated Product. The Company has provided to Parent: (i) accurate and complete copies of all clinical study reports for any preclinical studies listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule and access to all electronic databases related to any such preclinical studies, (ii) accurate and complete copies of all clinical study reports and trial master files for any clinical studies listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule and access to all electronic databases related to any such clinical studies, (iii) all other all toxicology, pharmacokinetic and pharmacodynamic reports, files, records, dossiers, and data that have been included in any submission to any Governmental Entity in respect of any such FDA Regulated Product or Authorization, (iv) a comprehensive listing of all meetings, correspondence, submissions and other interactions with any Governmental Entity in respect of any such FDA Regulated Product or Authorization, and (v) a complete copy of all submissions made to any Governmental Entity, all correspondence (including emails) between the Company or its Subsidiaries and any such Governmental Authorities, and all contact reports or other summaries of telephonic or in-person meetings with any such Governmental Authorities, in each case in respect of or regarding any such FDA Regulated Product or Authorization.

(e) With respect to the Approved Product, neither the Company nor any Subsidiary has conducted any off-label promotion or received any written information from the FDA or any other Governmental Entity contesting the approval, the uses, the labeling or the promotion of Approved Products, including any claim that the Approved Product is being marketed or promoted for off-label uses. With respect to each other FDA Regulated Product, neither the Company nor any Subsidiary has received any written information from the FDA or any other Governmental Entity that would reasonably be expected to lead to the denial of an application for marketing currently pending before the FDA or any other Governmental Entity.

SECTION 3.22 Environmental.

(a) The Company made available to Parent all material records and material correspondence in the possession of the Company relating to environmental matters affecting the Company and which were prepared for or submitted to applicable Governmental Entities within three (3) years of the date of this Agreement.

(b) The Company and its Subsidiaries are in compliance in all material respects with and have not received any written notice or, to the Knowledge of the Company, any other communication alleging any violation by the Company or its Subsidiaries with respect to any applicable Environmental Laws, including with respect to possessing and being in compliance with any Permits required for the Company and its Subsidiaries to operate under applicable Environmental Laws.

(c) To the Knowledge of the Company, the properties operated by the Company and its Subsidiaries (including soils, groundwater, surface water, indoor air, buildings or other structures) are not contaminated with any Hazardous Substances in an amount or concentration or in a condition that would give rise either to an obligation to act to address the Hazardous Substance contamination or condition or to disclose to a Governmental Entity that Hazardous Substance contamination or condition under any Environmental Law.

(d) Neither the Company nor its Subsidiaries have received written notice that the Company is subject to any liability under any Environmental Law for any Hazardous Substance disposal, release or contamination on the property of any third party nor has the Company disposed of, transported, or arranged for the disposal of or transport of any Hazardous Substances in a way that would require investigation or remediation pursuant to applicable Environmental Law or otherwise subject the Company to any liability pursuant to applicable Environmental Law.

(e) The Company and its Subsidiaries have not released any Hazardous Substance into the environment except (A) in compliance with Environmental Law or (B) in an amount or concentration that would not reasonably be expected to give rise to any material liability or obligation under any Environmental Law.

(f) Neither the Company nor any of its Subsidiaries is named as a party to any Action or order addressing liability under any Environmental Law nor has the Company or any of its Subsidiaries received a demand or other notice threatening to assert a claim for such liability against the Company or any of its Subsidiaries.

SECTION 3.23 Indebtedness. SECTION 3.23(a) of the Company Disclosure Schedule sets forth all Indebtedness for borrowed money of the Company and its Subsidiaries and each document evidencing or documenting any such Indebtedness for borrowed money. SECTION 3.23(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement all “current liabilities” of the Company and each of its Subsidiaries as determined by U.S. GAAP.

SECTION 3.24 Affiliate Transactions. No relationship exists between the Company or any of its Subsidiaries, on the one hand, and any officer, director, or other Affiliate (other than any Subsidiary of the Company) of the Company, on the other hand, that is required to be described under Item 404 of Regulation S-K under the Securities Act in the Company SEC Documents, which is not described in the Company SEC Documents.

SECTION 3.25 Anti-Corruption. None of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any director, executive, officer, agent, employee, distributor or other Person while acting on behalf of the Company or any of its Subsidiaries, directly or indirectly, (a) has used or is using any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses to influence political activity, (b) has used or is using any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (c) has violated or is violating any provision of the Foreign Corrupt Practices Act of 1977 or any other federal, foreign or state anti-corruption, anti-bribery Law or requirement applicable to the Company or any of its Subsidiaries, (d) has established or maintained, or is maintaining, any unlawful fund of corporate monies or other properties, or (e) has made any bribe, unlawful rebate, unlawful payoff, influence payment, kickback or other unlawful payment of any nature. Neither the Company nor any of its Subsidiaries has ever conducted any export transactions.

SECTION 3.26 Clinical Supply. The Company or its Subsidiaries have good and marketable title to its clinical supply free and clear of all Liens (other than Permitted Liens).Such clinical supply has been manufactured in accordance with the specifications therefor as set forth in the applicable manufacturing documentation, the applicable Permit and other Laws. The clinical supply has been properly stored in accordance with the relevant specifications.

SECTION 3.27 Suppliers. SECTION 3.27(a) of the Company Disclosure Schedule sets forth a true and complete list of the ten (10) largest (measured by gross expenditures by the Company and its Subsidiaries on a consolidated basis) suppliers (each, a “Material Supplier”) to the Company and its Subsidiaries for the twelve (12) months ended June 30, 2023. No Material Supplier has terminated or cancelled, or delivered written notification to the Company or any of its Subsidiaries that it intends to terminate or cancel, or decreased materially or, to the Knowledge of the Company, threatened to decrease or limit materially, its relationship with the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has been engaged in a material dispute with a Material Supplier. There has been no material change in the pricing or other material terms of its business relationship with any Material Supplier that is adverse to the Company or its Subsidiaries, except changes made in the ordinary course of business consistent with past pricing practices which changes in the aggregate would not be material to the Company and its Subsidiaries, taken as a whole. Except as set forth in SECTION 3.27(b) of the Company Disclosure Schedule, all amounts owing to such Material Supplier by the Company or any of its Subsidiaries have been paid in all material respects.

SECTION 3.28 Acknowledgement by the Company. The Company is not relying and the Company has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE IV. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Merger and the transactions contemplated hereby and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent and Merger Sub.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

SECTION 4.1 Organization, Standing and Power. Each of Parent and Merger Sub (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clause (iii), for any such failures to be so qualified or licensed or in good standing as, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.2 Authority.

(a) Each of Parent and Merger Sub has all necessary corporate or similar power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject (in the case of Merger Sub) to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub, to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or similar action on the part of Parent and Merger Sub and no other corporate or similar proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to the adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

(b) Prior to the date hereof, the Board of Directors of Merger Sub, acting via unanimous written consent, adopted resolutions (i) determining that the terms of this Agreement, the Merger and the other transactions contemplated hereby are in the best interests of Merger Sub and its sole stockholder, (ii) approving and declaring advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) directing that this Agreement be submitted to Parent for adoption and (iv) recommending that Parent vote in favor of the adoption of this Agreement.

(c) The adoption of this Agreement by Parent in its capacity as the sole stockholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

SECTION 4.3 No Conflict; Consents and Approvals.

(a) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, do not and will not:

(i) conflict with or violate the organizational documents of Parent or Merger Sub;

(ii) assuming that all consents, approvals and authorizations contemplated by paragraph (b) below have been obtained and all filings described therein have been made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any of their assets or properties are bound; or

(iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, or require any notice, consent, waiver or payment of a penalty under, any Contract to which Parent or Merger Sub is a party or by which their assets or properties are bound;

except, in the case of clauses (ii) and (iii), for any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b) The execution, delivery and performance of this Agreement by each of Parent and Merger Sub, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, do not and will not, with respect to Parent and Merger Sub, require any consent, approval, authorization or permit of, or action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under any state securities or “blue sky” laws, (ii) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (iii) compliance with applicable requirements of the Exchange Act, (iv) compliance with applicable rules and regulations of Nasdaq, and (v) any such other items the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.4 Capitalization.

(a) The authorized capital stock of the Parent consists of (i) 250,000,000 shares of Common Stock, $0.00001 par value per share. As of the Measurement Time, (A) 33,937,346 shares of Common Stock were outstanding, (B) 1,575,692 shares of Common Stock were held by the Company as treasury shares, (C) 7,027,739 shares of Common Stock were reserved for issuance pursuant to outstanding Parent Stock Options, and (D) 4,252,490 shares of Common Stock were reserved for issuance pursuant to outstanding Parent Warrants.

(b) Except as set forth above, as of the date hereof, (i) there are no issued, reserved for issuance or outstanding (A) shares of capital stock or other voting equity securities of Parent, (B) securities of Parent convertible into or exchangeable or exercisable for shares of capital stock or voting equity securities of Parent, (C) options, warrants, calls, subscriptions or other rights to acquire from Parent, and no obligation of Parent to issue, any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of Parent, or (D) stock appreciation rights, “phantom” stock rights, performance units, restricted stock, contingent value rights, interests in or rights to the ownership or earnings of Parent or other equity equivalent or equity-based awards or rights; (ii) there are no outstanding obligations of Parent to repurchase, redeem or otherwise acquire any capital stock, voting equity securities or securities convertible into or exchangeable or exercisable for capital stock or voting equity securities of Parent; and (iii) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent to which Parent is a party.

(c) Parent does not have outstanding any bonds, debentures, notes or other Indebtedness having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) with the holders of capital stock of Parent on any matter.

(d) There are no stockholder agreements, voting trusts, investor rights agreements, registration rights agreements or other analogous agreements or understandings to which Parent is a party and that relate to any of the capital stock of the Parent.

SECTION 4.5 Ownership and Operations of Parent and Merger Sub.

(a) Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will have engaged in no other business activities and will have incurred no liabilities or obligations other than in connection herewith, or as otherwise required or incidental to negotiate, execute, deliver and effect the transactions contemplated by this Agreement.

(b) All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent.

(c) None of Parent, Merger Sub nor any of their Affiliates (i) owns, directly or indirectly, beneficially or of record, any Shares or (ii) holds any rights to acquire or vote any Shares, except pursuant to this Agreement. None of Parent, Merger Sub nor any of their Affiliates is an “interested stockholder” of the Company as defined in Section 203(c) of the DGCL. Neither Parent nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any shares of capital stock or other securities of the Company or any options, warrants or other rights to acquire shares of capital stock or other securities of, the Company.

SECTION 4.6 SEC Reports; Financial Statements.

(a) Parent has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since December 31, 2020 (all such items filed or furnished since such date, collectively, the “Parent SEC Documents”). Each Parent SEC Document, as of its respective filing date or, if amended, as of the filing date of the last such amendment prior to the date hereof (and, in the case of registration statements and proxy statements, as of the dates of effectiveness and the dates of the relevant meetings, respectively), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, each as in effect on such date. None of the Parent SEC Documents, as of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the filing date of such amendment or superseding filing, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, none of the Parent SEC Documents is, to the Knowledge of Parent, the subject of ongoing SEC review. As of the date hereof, there are no outstanding or unresolved comments in any comment letters received by the Parent from the SEC with respect to any of the Parent SEC Documents.

(b) The audited consolidated financial statements of Parent included in Parent’s Annual Reports on Form 10-K included in the Parent SEC Documents (including the related notes and schedules) (i) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-K), (ii) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (iii) fairly present, in all material respects, the consolidated financial position of Parent and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated, and (iv) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries. The unaudited consolidated financial statements of Parent included in the Parent Quarterly Reports on Form 10-Q included in Parent SEC Documents (including the related notes and schedules) (A) have been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or as permitted by Form 10-Q), (B) comply as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (C) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the respective dates thereof and the results of their operations and cash flows for the periods indicated (subject to normal year-end adjustments), and (D) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries. The books and records of Parent and its Subsidiaries have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements.

(c) Parent’s “disclosure controls and procedures” and “internal control over financial reporting” (as defined in Rules 13a-15(e) and (f) and 15d-15(e) and (f) under the Exchange Act) are reasonably designed to ensure that (i) all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported to the individuals responsible for preparing such reports within the time periods specified in the rules and forms of the SEC and (ii) all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and principal financial officer of the Parent required under the Exchange Act with respect to such reports.

(d) Since December 31, 2020, Parent has disclosed to the Company’s auditors and audit committee (i) all significant deficiencies and material weaknesses in the design or operation of Parent’s internal control over financial reporting and (ii) all fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and any such deficiency, weakness or fraud so disclosed to Parent’s auditors has been made available to the Company.

(e) Since December 31, 2020, Parent has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(f) Since December 31, 2020, (i) neither Parent nor any of its Subsidiaries has received any material written complaint, allegation, assertion or claim, regarding the accounting or auditing practices, procedures, methodologies or methods of Parent or any of its Subsidiaries or their respective internal accounting controls, including any credible complaint, allegation, assertion or claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Parent or any of its Subsidiaries, whether or not employed by Parent or any of its Subsidiaries, has reported evidence of a material violation of applicable Laws, breach of fiduciary duty or similar violation by Parent or any of its Subsidiaries or their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act of 2002.

SECTION 4.7 Certain Information. Any information provided in writing by Parent, Merger Sub or any of their respective directors, officers, employees, Affiliates, agents or other Representatives for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement/Prospectus when filed with the SEC and when the Form S-4 is declared effective under the Securities Act shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that no representation or warranty is made by Parent or Merger Sub with respect to (i) statements included or incorporated by reference in the Form S-4 or Proxy Statement/Prospectus based on information supplied by or on behalf of the Company or any of its directors, officers, employees, Affiliates, agents or other Representatives, or (ii) any financial projections or forward-looking statements.

SECTION 4.8 No Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (b) incurred in the ordinary course of business consistent with past practice since June 30, 2023, (c) incurred pursuant to the transactions contemplated by this Agreement, (d) set forth in SECTION 4.8 of the Company Disclosure Schedule or (e) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

SECTION 4.9 Valid Issuance. The Parent Common Stock to be issued to the Company stockholders pursuant to the terms hereof, when issued as provided in and pursuant to the terms of this Agreement, will be duly authorized and validly issued, fully paid and nonassessable, and (other than restrictions under applicable securities laws, or restrictions created by such Company stockholder) will be free of restrictions on transfer.

SECTION 4.10 Funds. As of the Effective Time, Parent will have sufficient cash, available lines of credit or other sources of readily available funds to enable it to pay the aggregate amounts payable pursuant to the CVRs as and when such payments become due and payable (to the extent payable in accordance with the terms of the CVR Agreement).

SECTION 4.11 Absence of Certain Arrangements.

(a) There are no Contracts or understandings between Parent or Merger Sub or any of their respective Affiliates or, to the knowledge of Parent, any of their respective Representatives, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or the Merger and other transactions contemplated by this Agreement.

(b) None of Parent, Merger Sub, nor any of their respective Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which: (i) any Company stockholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration, (ii) any Company stockholder agrees to vote, to tender, to vote against, or not to tender his, her or its shares of capital stock of the Company in, any Acquisition Proposal or (iii) any Person has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger.

SECTION 4.12 Litigation. As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened against Parent or any of Parent’s Affiliates or Merger Sub or any of Merger Sub’s Affiliates or any of its assets or properties, at law or in equity, which if adversely determined would have a material adverse effect on Parent’s ability to perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement. As of the date hereof, Parent is not subject to any judgment, order, injunction, rule or decree of any Governmental Entity, except for those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect.

SECTION 4.13 Brokers. No broker, investment banker, financial advisor or other Person, other than Canaccord Genuity Group Inc. (“Canaccord”), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub or any of their Affiliates.

SECTION 4.14 Opinion of Parent Financial Advisor. The Parent Board has received the opinion of Canaccord as financial advisor to Parent that as of the date of such opinion and subject to the qualifications, assumptions and limitations set forth therein, the transaction consideration (as defined in such opinion) to be paid by Parent with respect to the acquisition of the Company pursuant to this Agreement is fair, from a financial point of view, to Parent.

SECTION 4.15 Acknowledgement by the Parent and Merger Sub. Parent and Merger Sub are not relying and the Parent and Merger Sub have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in ARTICLE III. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Merger and the transactions contemplated hereby and Parent and Merger Sub understand, acknowledge and agree that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

ARTICLE V

COVENANTS

SECTION 5.1 Conduct of Business of the Company. Between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement, as set forth in SECTION 5.1 of the Company Disclosure Schedule, as required by Law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and the Company shall and shall cause its Subsidiaries to use commercially reasonable efforts to preserve intact their business, assets and technology, keep available the services of their officers and employees, maintain in effect all of their Permits and preserve their relationships and goodwill with those Persons having significant business relationships with the Company or any of its Subsidiaries. In addition to and without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except as expressly contemplated by this Agreement, as set forth in SECTION 5.1 of the Company Disclosure Schedule, as required by Law, or as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and shall cause each of its Subsidiaries not to:

(a) amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(b) issue, deliver, sell, pledge, dispose of or encumber any of its capital stock, ownership interests or other securities, or any options, warrants, convertible securities or other rights to acquire any of its capital stock, ownership interests or other securities, except for (i) the issuance of Shares upon the exercise of Company Stock Options or Company Warrants outstanding on the date hereof in accordance with the terms thereof or (ii) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, except for any dividend or distribution by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company;

(d) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of capital stock of the Company, other than the acquisition of Shares in connection with a cashless or net exercise of Company Stock Options outstanding on the date hereof or in order to pay Taxes in connection with the exercise of any other equity awards (including Company Stock Options) outstanding on the date hereof;

(e) (i) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than purchases of inventory in the ordinary course of business or pursuant to existing Contracts; or (ii) sell or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than sales or dispositions of inventory in the ordinary course of business or pursuant to existing Contracts;

(f) (i) enter into or amend in any respect any Contract, written, oral or otherwise, or (ii) terminate, or fail to exercise an expiring renewal option or grant a waiver of a provision under, any Contract;

(g) make any capital expenditures, individually or in the aggregate, in excess of $10,000, other than capital expenditures that are budgeted in the Company’s capital expenditure budget set forth in SECTION 5.1(g) of the Company Disclosure Schedule;

(h) (i) other than for borrowings under the Bridge Loan for working capital purposes, incur, assume, guarantee or otherwise become liable for any Indebtedness, or amend or modify in any material respect or prepay or refinance any Indebtedness, (ii) make any loans, advances (other than travel advances to employees in the ordinary course of business) or capital contributions to, or investments in, any other Person, other than the Company or any direct or indirect wholly-owned Subsidiary of the Company, (iii) cancel, release or assign any material Indebtedness of any Person owed to the Company or any of its Subsidiaries, or (iv) withdraw, change or revoke any consent or approval made or required (and provide any further consents or approvals) in connection with the Note and Loan Purchase Agreement and the transactions contemplated thereby;

(i) except as expressly required by any Company Benefit Plan or Contract in existence on the date hereof and made available to the Company, or applicable Law, (i) increase the salary, bonus or other compensation or fringe benefits of, or grant any type of compensation or benefits not previously provided to, any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (ii) grant or pay any severance, change in control, retention or termination pay, or modifications thereto or increases therein, to any director, officer, employee or independent contractor of the Company or any of its Subsidiaries, (iii) enter into any employment, consulting, change of control or severance agreement or arrangement with any of its present or former directors, officers, employees or independent contractors, (iv) enter into any collective bargaining agreement, neutrality agreement or other Contract with any Union or recognize any Union as the bargaining representative of any employees or (v) establish, adopt or terminate any Company Benefit Plan;

(j) make any material change in any accounting principles, except as may be required by Law or U.S. GAAP or any official interpretations thereof;

(k) (i) make, change or revoke any material Tax election, (ii) enter into any settlement or compromise of any material Tax liability, (iii) amend any Tax Return with respect to any material Tax, (iv) change any annual Tax accounting period, (v) settle or compromise any material Tax liability, claim, audit or dispute or enter into any closing agreement relating to any material Tax, (vi) surrender any right to claim a material Tax refund, (vii) change any material method of accounting for Tax purposes (or file a request to make any such change) or (viii) waive or extend the statute of limitations with respect to any Tax;

(l) adopt, publicly propose or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, or file or consent to the filing of a petition in bankruptcy under any provisions of applicable Law;

(m) grant or suffer to exist any Liens on any properties or assets, tangible or intangible, of the Company or any of its Subsidiaries, other than Permitted Liens;

(n) sell, lease, license, transfer, mortgage, encumber or otherwise dispose of any Subsidiary or any material assets, securities, or property except (A) as required pursuant to Contracts existing as of the date hereof and in accordance with their terms or (B) in the ordinary course of business consistent with past practice;

(o) settle any Action against the Company or any of its Subsidiaries, other than settlements of Actions (A) where the amount paid by the Company or any of its Subsidiaries in settlement does not exceed $10,000 individually or in the aggregate, (B) that do not impose any material restriction on the business of the Company or any of its Subsidiaries, (C) that provide for a complete release of the Company and its Subsidiaries for all claims and (D) that do not involve the admission of wrongdoing by the Company or any of its Subsidiaries;

(p) waive, release or assign any rights or claims or make any payment, directly or indirectly, of any liability of the Company or any of its Subsidiaries before the same comes due in accordance with its terms;

(q) sell, transfer or license or sublicense any rights in any intellectual property owned by or licensed to the Company or any Subsidiary of the Company or, with respect to any Company Owned IP or any patent or pending patent application included in Company Licensed Registered IP that the Company prosecutes or maintains or has the authority to prosecute or maintain, allow or otherwise permit any such intellectual property to become abandoned or otherwise fail to maintain any such intellectual property;

(r) (i) acquire any fee interest in real property or (ii) amend, modify or terminate any Real Property Lease or enter into any new lease for any real property;

(s) change in any material respect the policies or practices regarding accounts receivable or accounts payable or cash management or fail to manage working capital in accordance with past practices;

(t) create any Subsidiary of the Company or any of its Subsidiaries;

(u) enter into any new line of business, or form or commence the operations of any joint venture;

(v) amend in a manner that adversely impacts in any material respect the ability to conduct its business, terminate or allow to lapse any material Permits of the Company or its Subsidiaries;

(w) other than in the ordinary course of business consistent with past practice, reduce the amount of insurance coverage or fail to renew any existing insurance policies without replacing such policy with substantially comparable coverage;

(x) fail to promptly provide to Parent all information or documents described in the last sentence of SECTION 3.21(d) that are received, prepared or otherwise generated by or on behalf of the Company or any of its Subsidiaries after the date of execution of this Agreement; or

(y) commit to take any of the actions described in the preceding paragraphs (a) through (x).

For avoidance of doubt, nothing in this SECTION 5.1 is intended to or shall give Parent the right to control the day-to-day operations of the Company in violation of applicable Law or result in the transfer of beneficial ownership of the Company to Parent prior to the Effective Time.

SECTION 5.2 Unsolicited Proposals.

(a) Subject to SECTION 5.3(b) and SECTION 5.3(c) and except as expressly permitted by this SECTION 5.2, until the earlier to occur of the Effective Time or the termination of this Agreement in accordance with ARTICLE VII, the Company shall not, and the Company shall cause its Subsidiaries not to, and the Company shall direct and use its reasonable best efforts to cause its directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, the “Representatives”) and its Subsidiaries’ Representatives not to, directly or indirectly (other than with respect to Parent and Merger Sub), (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case in connection with an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or for the purpose of encouraging or facilitating an Acquisition Proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement in accordance with this SECTION 5.2) with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement, (iv) approve, support, adopt or recommend any Acquisition Proposal, or (v) resolve or agree to do any of the foregoing. From and after the execution of this Agreement, the Company shall, and shall cause its Subsidiaries to, and shall direct the Company’s and its Subsidiaries’ Representatives to, (A) immediately cease and terminate any existing discussions or negotiations with any third party, theretofore conducted by the Company, its Subsidiaries or their respective Representatives with respect to an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (B) terminate access by any third party to any physical or electronic data room or other access to data or information of the Company, in each case relating to or in connection with any Acquisition Proposal or any potential Acquisition Proposal, and (C) promptly following the date hereof the Company shall request that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any such third party be returned or destroyed in accordance with the applicable Acceptable Confidentiality Agreement. It is agreed that (1) any violation of the restrictions set forth in this SECTION 5.2(a) by any officer, director or employee of the Company or any of its Subsidiaries shall constitute a breach of this SECTION 5.2 by the Company and (2) any inquiry, proposal or offer that results from any material violation of the foregoing restrictions by any Representative of the Company or any of its Subsidiaries (other than such Representatives included in the foregoing clause (1)) shall be deemed to be not in compliance with this SECTION 5.2.

(b) Notwithstanding anything to the contrary contained in this Agreement, if, at any time on or after the date hereof prior to obtaining the Company Stockholder Approval, (i) the Company receives a bona fide written Acquisition Proposal from a third party, (ii) such Acquisition Proposal did not result from a breach of this SECTION 5.2 and (iii) the Company Board determines in good faith, after consultation with its financial advisor and outside legal counsel, that such Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, then the Company shall notify Parent in writing of such determination promptly after the Company Board makes such determination (and in any event within twenty-four (24) hours after making such determination) and the Company may (A) furnish information and data with respect to the Company and its Subsidiaries to the third party making such Acquisition Proposal and afford such third party access to the businesses, properties, assets and personnel of the Company and its Subsidiaries pursuant to an Acceptable Confidentiality Agreement and (B) enter into, maintain and participate in discussions or negotiations with the third party making such Acquisition Proposal regarding such Acquisition Proposal or otherwise cooperate with or assist or participate in, or facilitate, any such discussions or negotiations; provided, however, that the Company will substantially concurrently provide to Parent any non-public information concerning the Company or its Subsidiaries provided to such third party, which was not previously provided to Parent. Notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may direct any Persons to this Agreement, including the specific provisions of this SECTION 5.2.

(c) The Company shall as promptly as practicable (and in any event within twenty-four (24) hours) notify Parent of the Company’s (or any of its Representatives’) receipt of any Acquisition Proposal or any offer that would reasonably be expected to lead to an Acquisition Proposal, or of any request for discussion, negotiation or information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any third party that would reasonably be expected to lead to an Acquisition Proposal, which notification shall include a copy of the applicable written Acquisition Proposal (or, if oral, the material terms and conditions of such Acquisition Proposal) and the identity of the third party making such Acquisition Proposal. The Company shall thereafter keep Parent reasonably informed on a reasonably current basis of the status of any material developments, discussions or negotiations regarding any such Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation relating thereto that is exchanged between the third party (or its Representatives) making such Acquisition Proposal and the Company (or its Representatives) within twenty-four (24) hours after receipt thereof.

(d) The Company agrees to enforce, and not to release or permit the release of any Person from, or to modify or waive or permit the waiver or termination of any provision of, any Acceptable Confidentiality Agreement (including any standstill or similar provisions contained therein), other than to the extent the Company Board determines in good faith, after consultation with outside legal counsel, that failure to provide such waiver, release or termination would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

(e) Definitions. For purposes of this Agreement:

(i) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing terms not less restrictive in the aggregate to the receiving party thereto than the terms of the Confidentiality Agreement (it being understood that such agreement need not contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal); provided, however, that such confidentiality agreement may contain provisions that permit the Company to comply with the provisions of SECTION 5.2 and SECTION 5.3. Notwithstanding the foregoing, a Person who has previously entered into a confidentiality agreement with the Company relating to a potential acquisition of, or business combination with, the Company shall not be required to enter into a new or revised confidentiality agreement, and such existing confidentiality agreement shall be deemed to be an Acceptable Confidentiality Agreement for all purposes of this Agreement.

(ii) “Acquisition Proposal” means any offer or proposal from any third party relating to any transaction or series of related transactions involving any (i) acquisition or purchase by any third party, directly or indirectly, of (A) twenty percent (20%) or more of the Common Stock, or any tender offer or exchange offer that, if consummated, would result in any third party beneficially owning twenty percent (20%) or more of the Common Stock, or (B) twenty percent (20%) or more of the assets or businesses of the Company and its Subsidiaries, taken as a whole, (ii) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company or any of its Subsidiaries, the business of which constitutes twenty percent (20%) or more of the assets of the Company and its Subsidiaries, taken as a whole, (iii) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company pursuant to which the shareholders of the Company immediately preceding such transaction hold less than eighty percent (80%) of the equity interests in the surviving or resulting entity of such transaction or (iv) any combination of the foregoing.

(iii) “Superior Proposal” means any unsolicited bona fide written Acquisition Proposal that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel), taking into account, among other things, all legal, financial, regulatory and other aspects of the Acquisition Proposal and the third party making the Acquisition Proposal, (A) would, if consummated, result in a transaction that is materially more favorable to the Company’s stockholders than the Merger (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination) and (B) is reasonably likely of being completed on the terms proposed on a timely basis; provided, however, that, for purposes of this definition of “Superior Proposal,” references in the term “Acquisition Proposal” to (1) “twenty percent (20%) or more” shall be deemed to be references to “more than fifty percent (50%)” and (2) “ eighty percent (80%)” shall be deemed references to “fifty percent (50%).”

SECTION 5.3 Company Recommendation

(a) Subject to SECTION 5.3(b) and SECTION 5.3(c), neither the Company Board nor any committee thereof shall (i) fail to make, withdraw, qualify, amend or modify, or publicly propose to withhold, withdraw, qualify, amend or modify, in any manner adverse to the transactions contemplated by this Agreement, Parent or Merger Sub, the Company’s recommending adoption of this Agreement to the stockholders of the Company (the “Company Recommendation”), or fail to include the Company Recommendation in the Proxy Statement/Prospectus, (ii) approve, adopt or recommend, or publicly propose to approve, adopt or recommend, an Acquisition Proposal, (iii) fail to recommend against acceptance of any third party tender offer or exchange offer for the shares of Common Stock within ten (10) Business Days after commencement of such offer, (iv) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any Subsidiary of the Company to execute, or enter into, any agreement, arrangement or understanding, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement with respect to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to SECTION 5.2) or (v) resolve or publicly propose to take any action described in the foregoing clauses (i) through (iv) (each of the foregoing actions described in clauses (i) through (v) being referred to as an “Adverse Recommendation Change”).

(b) (i) Notwithstanding anything in this Agreement to the contrary, including SECTION 5.3(a), at any time prior to obtaining the Company Stockholder Approval, in response to a Superior Proposal that is first made after the date hereof and did not result from a breach of SECTION 5.2 or this SECTION 5.3, the Company Board may, if it determines in good faith (after consultation with its financial advisor and outside legal counsel), that the failure to do so would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) make an Adverse Recommendation Change or (B) cause the Company to terminate this Agreement pursuant to SECTION 7.1(c)(ii) and authorize the Company to enter into a definitive agreement concerning a transaction that constitutes a Superior Proposal (which agreement shall be entered into substantially concurrently with such termination), subject in each case to compliance with the terms of paragraph (ii) or (iii) below, as applicable.

(ii) In the case of a Superior Proposal, (x) no Adverse Recommendation Change pursuant to this SECTION 5.3(b) may be made and (y) no termination of this Agreement pursuant to SECTION 7.1(c)(ii) may be made, in either case:

(A) until after the fourth (4th) Business Day following written notice from the Company advising Parent that the Company Board intends to make an Adverse Recommendation Change or terminate this Agreement pursuant to SECTION 7.1(c)(ii) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, if applicable, the material terms and conditions of, and the identity of the third party making, such Superior Proposal, and a copy of any other relevant transaction documents (it being understood and agreed that any amendment to the financial terms or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal, which shall require a new notice period of four (4) Business Days (provided, that the new notice period shall be shortened to the later of (x) three (3) Business Days following Parent’s receipt of the new Notice of Superior Proposal or (y) the expiration of the initial four (4) Business Day period, if the only change to such Superior Proposal is an increase in (without any change to the form of) the per share merger consideration), and compliance with this SECTION 5.3(b) with respect to such new notice);

(B) unless during such four (4) Business Day period (or three (3) Business Day period, if applicable in accordance with paragraph (A) above), the Company shall, and shall cause its Representatives to, to the extent requested by Parent, negotiate with Parent in good faith to make such adjustments to the terms and conditions of this Agreement as would enable the Company Board to maintain the Company Recommendation and not make an Adverse Recommendation Change or terminate this Agreement; and

(C) unless, after complying with paragraphs (A) and (B) above, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal continues to constitute a Superior Proposal, after giving due consideration to any irrevocable changes proposed to be made to this Agreement by Parent prior to the expiration of such four (4) Business Day period (or three (3) Business Day period, if applicable in accordance with paragraph (A) above).

(c) Nothing contained in SECTION 5.2 or this SECTION 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing a position contemplated by Rule 14d-9, Rule 14e-2(a) or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board or any committee thereof, after consultation with outside legal counsel, the failure to do so would constitute a breach of its fiduciary duties under applicable Law or any disclosure requirements under applicable Law, or (iii) making any disclosure that constitutes a stop, look and listen communication or similar communication of the type contemplated by Section 14d-9(f) promulgated under the Exchange Act, which actions shall not constitute or be deemed to constitute an Adverse Recommendation Change.

SECTION 5.4 Preparation of Proxy Statement/Prospectus; Form S-4; Stockholders’ Meeting; Vote of Parent.

(a) As promptly as reasonably practicable after the provision of the information specified in SECTION 5.4(f) below, the Company and Parent shall jointly prepare and file with the SEC a proxy statement (such proxy statement, together with any exhibits, supplements or amendments thereto, the “Proxy Statement/Prospectus”) and Parent shall prepare and file with the SEC the Form S-4 (which shall include the Proxy Statement/Prospectus). The Company and Parent shall each use its commercially reasonable efforts to: (i) cause the Form S-4 to be declared effective under the Securities Act as promptly as practicable after its filing; (ii) ensure that the Form S-4 complies in all material respects with the applicable provisions of the Securities Act and the Exchange Act; and (iii) keep the Form S-4 effective for so long as necessary to complete the Merger. Parent shall notify the Company promptly of the time when the Form S-4 has become effective or any supplement or amendment to the Form S-4 has been filed, and of the issuance of any stop order or suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction. Each of Parent and the Company shall use its reasonable best efforts to: (A) have the Proxy Statement/Prospectus cleared by the SEC as promptly as practicable after its filing, (B) cause the Proxy Statement/Prospectus to be mailed to the Company’s stockholders and Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act, and (C) ensure that the Proxy Statement/Prospectus complies in all material respects with the applicable provisions of the Securities Act and Exchange Act. Parent shall also take any other action (other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws, and the rules and regulations thereunder in connection with the issuance of Parent Common Stock in the Merger, and the Company shall furnish to Parent all information concerning the Company as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to obtaining the Company Stockholder Approval, any information relating to the Merger, the Company, Parent, Merger Sub or any of their respective Affiliates, directors or officers should be discovered by the Company or Parent that should be set forth in an amendment or supplement to the Proxy Statement/Prospectus or the Form S-4 so that such document would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto, and the parties shall promptly file with the SEC an appropriate amendment or supplement describing such information and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company and Parent.

(c) Each party shall provide the other with any comments (written or oral) that they may receive from the SEC with respect to the Proxy Statement/Prospectus as promptly as practicable after receipt thereof. The parties shall use reasonable best efforts to resolve all SEC comments as promptly as practicable. Each party shall be given a reasonable opportunity to review any proposed responses and provide comments to such responses. None of the Company, Parent or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Registration Statement or the Proxy Statement/Prospectus unless it consults with the other party in advance and, to the extent permitted by the SEC, allows the other party to participate.

(d) As promptly as reasonably practicable following the clearance of the Proxy Statement/Prospectus by the SEC, the Company shall, in accordance with applicable Law and the Company Charter and Company Bylaws, (i) establish a record date for a special meeting of its stockholders to be held solely for the purpose of obtaining the Company Stockholder Approval (the “Stockholders Meeting”), (ii) give notice of the Stockholders Meeting and mail the Proxy Statement/Prospectus, (iii) except to the extent that the Company Board shall have effected an Adverse Recommendation Change, include in the Proxy Statement/Prospectus the Company Recommendation and use reasonable best efforts to solicit proxies in favor of the adoption of this Agreement, and (iv) hold the Stockholders Meeting; provided, however, that the Company may postpone or adjourn the Stockholders Meeting from its originally noticed date for a reasonable period (but not more than thirty (30) calendar days, individually or in the aggregate) only (A) in order to solicit additional proxies so as to establish a quorum, (B) to allow time for the filing or dissemination of any supplemental or amended disclosure documents which the Company Board has determined in good faith is necessary to be filed or disseminated under applicable Law or (C) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval; provided, further, that the Stockholders Meeting shall occur at least three (3) Business Days prior to the Outside Date. Once the Company has established a record date for the Stockholders Meeting, the Company shall not change such record date or establish a different record date for the Stockholders Meeting without the prior written consent of Parent not to be unreasonably withheld.

(e) Parent shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable under applicable Law and the rules and policies of the Nasdaq and the SEC to enable the listing of the Parent Common Stock being registered pursuant to the Form S-4 on the Nasdaq no later than the Effective Time, subject to official notice of issuance.

(f) Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or Nasdaq in connection with the Transactions, including the Form S-4 and the Proxy Statement/Prospectus. In addition, promptly following the date hereof, each of the Company and Parent shall use its reasonable best efforts to provide all information concerning it necessary to enable the Company and Parent to prepare, as promptly as reasonably practicable and in any event no later than the fifteenth (15th) Business Day after the date hereof, any required pro forma financial statements and related footnotes in connection with the preparation of the Form S-4 and/or the Proxy Statement/Prospectus.

(g) Immediately after the execution and delivery of this Agreement, Parent, in its capacity as the sole stockholder of Merger Sub, shall adopt this Agreement.

SECTION 5.5 Access to Information; Confidentiality.

(a) From the date hereof until the Closing Date, upon reasonable notice, the Company shall afford Parent and its Representatives reasonable access to the properties, assets, offices, facilities, books and records of the Company and its Subsidiaries and shall furnish Parent with such financial, operating and other data and information relating to the Company and its Subsidiaries as the Parent may reasonably request; provided, however, that any such access or furnishing of information shall be conducted during normal business hours, under the supervision of the Company’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Company and its Subsidiaries. Notwithstanding anything to the contrary in this Section, neither the Company nor any of its Subsidiaries shall be required to disclose any information to Parent or its Representatives if legal counsel for the Company reasonably determines that such disclosure would (a) be subject to any attorney-client or other legal privilege or immunities, or (b) contravene any Law; provided, that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to clause (a) or (b) above, and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided in a manner that would not reasonably be expected to waive the applicable privilege or contravene the applicable Law. Prior to the Closing, Parent shall not and shall cause its Affiliates and its and their Representatives not to use any information obtained pursuant to this SECTION 5.5 for any purpose unrelated to the Merger and the transactions contemplated hereby.

(b) Parent and Merger Sub shall hold all documents and other information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby in accordance with the Mutual Confidential Disclosure Agreement, dated as of June 10, 2023, by and between the Company and Parent (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms. No investigation pursuant to this SECTION 5.5 or information or notification provided or received by Parent pursuant to this Agreement will affect any of the representations or warranties of the Parties contained in this Agreement (or the Company Disclosure Schedule) or prejudice the rights and remedies of Parent or Merger Sub hereunder.

SECTION 5.6 Efforts to Consummate the Merger.

(a) Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable (under Law or otherwise) in order to consummate the Merger and the other transactions contemplated by this Agreement at the earliest practicable date, including by using and by causing its Affiliates and Subsidiaries to use its and their reasonable best efforts to:

(i) prepare and file (x) Notification and Report Forms pursuant to the HSR Act with respect to the Merger and the other transactions contemplated hereby within ten (10) Business Days of the date hereof and (y) any other forms, registrations and notices required under, and seek any consents, authorizations or other approvals required or advisable under, any Law (including any Antitrust Law) or by any Governmental Entity in connection with the Merger and the other transactions contemplated hereby as soon as reasonably practicable;

(ii) certify substantial compliance as promptly as practicable with any request for additional information and documentary material that may be issued by a Governmental Entity pursuant to the HSR Act (a “Second Request”) or any similar request under any other Antitrust Laws;

(iii) cause the expiration or termination of the applicable waiting periods under the HSR Act and any other Antitrust Laws as soon as practicable;

(iv) obtain all required consents, approvals or waivers from any third Person, including as required under any Contract, each in form and substance reasonably satisfactory to Parent; provided that neither Parent nor the Company shall commit to the payment of any fee, penalty or other consideration or make any other concession, waiver or amendment under any Contract in connection with obtaining any consent without the prior written consent of the other party; and

(v) attempt to resolve all objections asserted with respect to this Agreement or the Merger or other transactions contemplated hereby under any Law.

Each of Parent and the Company shall pay 50% of all filing fees and other charges for filing under any Antitrust Law by all parties.

(b) Subject to applicable Law relating to the exchange of information and provided that written materials may be redacted as necessary to comply with contractual arrangements and to address reasonable privilege or confidentiality concerns, the parties shall keep each other reasonably apprised of the status of the matters addressed in this SECTION 5.6 and shall cooperate with each other in connection with such matters, including by:

(i) cooperating with each other in connection with filings or other written submissions required or advisable under any Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities, including cooperating in connection with their respective efforts to obtain termination or expiration of the applicable waiting period and all requisite clearances and approvals under any Antitrust Laws as promptly as practicable and in any event before the Outside Date;

(ii) furnishing to outside antirust counsel for the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to applicable Law;

(iii) promptly notifying each other of any material communications from or with any Governmental Entity with respect to the Merger or other transactions contemplated by this Agreement and ensuring to the extent permitted by Law and the applicable Governmental Entity that each of the parties has the opportunity to attend any meeting or phone call with or other appearance before any Governmental Entity; provided, however, that either party may limit attendance at such meeting or phone call to outside antitrust counsel of the other party; and

(iv) cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted to any Governmental Entity.

Notwithstanding the foregoing, it is understood and agreed that Parent shall, on behalf of the parties and in consultation with the Company, control and lead all communications and strategy relating to any investigation or other inquiry that may arise in connection with any Antitrust Laws matters addressed in this SECTION 5.6, provided that, for the avoidance of doubt, neither Parent nor the Company will consent or agree to extend the waiting period under any Antitrust Law or enter into any agreement with any Governmental Entity with respect to the transactions contemplated by this Agreement without the prior written consent of the other party.

(c) For the avoidance of doubt, the obligations of Parent and Merger Sub under this SECTION 5.6 shall not include any obligation on Parent or Merger Sub to (and the Company shall not, without the written consent of Parent) (i) agree to hold separate, divest, lease, license, transfer, dispose of or otherwise encumber, or cause a third party to purchase, any assets, licenses, operations, rights, product lines and/or any business or interest therein of Parent or the Company or any of their respective Affiliates, (ii) agree to any restrictions of any kind on, or modifications to, any of Parent’s or its Affiliates’ business operations, as determined in Parent’s sole reasonable discretion, or the business operations of the Company, as determined in Parent’s sole reasonable discretion, or (iii) to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent.

SECTION 5.7 Employee Matters.

(a) From and after the Effective Time and for the period of six months following the Closing, Parent shall (i) provide or cause its subsidiaries (including the Surviving Corporation) to provide to each employee of the Company and its Subsidiaries immediately prior to the Effective Time who remains employed by Parent or its Subsidiaries (including the Surviving Corporation) following the Effective Time (each a “Continuing Employee”) base compensation that is not less favorable than the base compensation provided to such Continuing Employee immediately prior to the Effective Time and (ii) provide or cause its subsidiaries (including the Surviving Corporation) to provide benefits (including target annual cash bonus opportunity and target long-term incentive compensation opportunity but excluding any equity-based compensation) to each Continuing Employee that, taken as a whole, have a value that is not less favorable in the aggregate as such benefits provided to such Continuing Employee immediately prior to the Effective Time.

(b) With respect to employee benefit plans (including any vacation and paid time-off plans) maintained by Parent or its subsidiaries (including the Surviving Corporation), for purposes of eligibility to participate and vesting, each Continuing Employee’s service with the Company or any of its Subsidiaries shall be treated as service with Parent or its subsidiaries (including the Surviving Corporation) where length of service is relevant, in any case, to the same extent as such Continuing Employee was entitled prior to the Effective Time under any similar Company Benefit Plan; provided, however, that such service need not be recognized or credited (i) to the extent that such recognition would result in any duplication of coverage or benefits, or (ii) with respect to a newly established plan for which prior service is not taken into account.

(c) Parent shall, or shall cause its subsidiaries (including the Surviving Corporation) to, take commercially reasonable best efforts to, waive, or cause to be waived, any pre-existing condition limitations, exclusions, evidence of insurability, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of the its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause its subsidiaries (including the Surviving Corporation) to take reasonable best efforts to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and dependents) will be eligible to participate from and after the Effective Time.

(d) At least five Business Days prior to the date of filing of the Proxy Statement/Prospectus, the Company shall deliver or make available to Parent a report prepared by an accounting firm detailing the possible tax consequences of Section 280G of the Code.

(e) Effective as of no later than one Business Day immediately prior to the Closing Date, the Company shall cause each of its defined contribution 401(k) plans (each, a “Company 401(k) Plan”) to be terminated. The Company shall provide Parent with evidence that such Company 401(k) Plans have been terminated effective no later than one Business Day immediately preceding the Closing Date pursuant to resolutions, of the Company’s board of directors (or similar body of any applicable Subsidiary). The Company shall also take such other commercially reasonable actions in furtherance of terminating such Company 401(k) Plans as Parent may reasonably request.

(f) The provisions of this SECTION 5.7 are for the sole benefit of the parties to this Agreement and nothing herein, express or implied, is intended or shall be construed to (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise be treated as an amendment or modification of any Company Benefit Plan or other compensation or benefit plan, agreement or arrangement, (ii) limit the right of the Company, Parent or any of their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other compensation or benefit plan, agreement or arrangement, (iii) prevent or restrict in any way the right of Parent or any of its Affiliates to terminate, reassign, promote or demote any of the Continuing Employee after the Effective Time or to change the title, powers, duties, responsibilities, functions, locations or terms and conditions of employment of such Continuing Employees, or (iv) confer upon or give any Person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable third-party beneficiary or other rights or remedies with respect to the matters provided for in this SECTION 5.7, under or by reason of any provision of this Agreement.

SECTION 5.8 Takeover Laws. If any Takeover Law is or becomes applicable to this Agreement, the Voting and Support Agreement, the Merger or any of the other transactions contemplated hereby or thereby, each of the Company and Parent and their respective Boards of Directors shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

SECTION 5.9 Notification of Certain Matters. The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party or any of its Affiliates from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, (b) any Action commenced or threatened in writing against, relating to or involving the Merger or the other transactions contemplated hereby, and (c) any change, condition or event that results or would reasonably be expected to result in any failure of any condition set forth in ARTICLE VI to be satisfied; provided, however, that no such notification shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.

SECTION 5.10 Director and Officer Liability.

(a) For six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain officers’ and directors’ liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company’s officers’ and directors’ liability insurance policy on commercially available terms and conditions and with coverage limits customary for companies similarly situated to Parent.

(b) For six (6) years after the Effective Time, Parent shall cause the Surviving Corporation to: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or of a Subsidiary of the Company (each such individual, an “Indemnified Party”) for any and all costs and expenses (including fees and expenses of legal counsel, which shall be advanced as they are incurred; provided, that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this SECTION 5.10(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any Action (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) (A) by reason of such Indemnified Party’s being or having been such director or officer or an employee or agent of the Company or any Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or any Subsidiary of the Company or (B) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of the Company (including in any capacity with respect to any employee benefit plan), in each of (A) or (B), whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened and at, or at any time prior to, the Effective Time (including any Indemnified Party Proceeding relating in whole or in part to the transactions contemplated by this Agreement or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (x) each indemnification agreement in effect as of the date hereof between the Company and any Indemnified Party and set forth in SECTION 5.10(b) of the Company Disclosure Schedule; and (y) any indemnification provision (including advancement of expenses, subject to the undertaking in this SECTION 5.10 to repay advanced amounts) and any exculpation provision set forth in the Company Charter or Company Bylaws as in effect on the date hereof, in each case to the fullest extent permitted under applicable Law. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this SECTION 5.10. Parent’s and the Surviving Corporation’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this SECTION 5.10.

(d) The provisions of this SECTION 5.10 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her Representatives and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under any certificate of incorporation or bylaws, by contract or otherwise. The obligations of Parent and the Surviving Corporation under this SECTION 5.10 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnified Party unless (x) such termination or modification is required by applicable Law or (y) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that from and after the Effective Time the Indemnified Parties shall be third party beneficiaries of this SECTION 5.10).

SECTION 5.11 Rule 16b-3. The Company shall be permitted to take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) pursuant to the Merger and other transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b–3 under the Exchange Act.

SECTION 5.12 Public Announcements. Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, shall, to the extent reasonably practicable, consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other analogous public statement with respect to this Agreement, the Merger and the other transactions contemplated hereby and shall not issue any such press release or make any other analogous public statement prior to such consultation and without considering carefully and in good faith all comments timely received from the other party, except as may be required by applicable Law, court process or rule or regulation of Nasdaq; provided, however, that notwithstanding the foregoing, (a) the Company shall not be required to consult with Parent or Merger Sub before issuing any press release or making any other public statement with respect to an Adverse Recommendation Change effected in accordance with SECTION 5.3(b), and (b) Parent shall not be required to consult with the Company before issuing any press release or making any other public statement in connection with the issuance by the Company of any press release or other public statement of the type referred to in clause (a). Parent and the Company agree that the press release announcing the execution of this Agreement shall be a joint release of Parent and the Company.

SECTION 5.13 Investor Agreements. Prior to the Closing, the Company shall use reasonable best efforts to deliver executed Lock-Up Agreements and a joinder to the Stockholders Agreement with each Person listed on SECTION 5.13 of the Company Disclosure Schedule.

SECTION 5.14 CVR Arrangements. At or prior to the Closing, Parent and the Rights Agent shall execute and deliver the CVR Agreement to the Company.

SECTION 5.15 IP Assignment. At or prior to the Closing, the Company shall obtain an executed assignment of inventions agreement, in a form reasonably acceptable to Parent, with each Person listed on SECTION 5.15 of the Company Disclosure Schedule.

SECTION 5.16 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper, or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Common Stock from Nasdaq and the deregistration of the Common Stock under the Exchange Act as promptly as practicable after the Effective Time.

SECTION 5.17 Director Resignations. The Company shall use its reasonable best efforts to deliver to Parent, at or prior to the Effective Time, resignations of each of the directors of the Company and its Subsidiaries, in a form reasonably satisfactory to Parent, effective upon the Effective Time.

SECTION 5.18 Regulatory Matters. The Company shall keep Parent fully, completely and promptly informed of any material developments regarding any Authorizations listed or required to be listed on SECTION 3.21(a) of the Company Disclosure Schedule, including by promptly providing to Parent any new information that comes into its possession or control that is the subject of the representation of SECTION 3.21(d).

SECTION 5.19 Stockholder Litigation. The Company shall notify Parent promptly of the commencement of, and promptly advise Parent of any material developments with respect to, any Stockholder Litigation and shall keep Parent reasonably informed with respect to the status thereof. The Company shall be entitled to direct and control the defense of any such Stockholder Litigation; provided, however, the Company shall give Parent the right to consult and participate in the defense, negotiation or settlement of any Stockholder Litigation and the Company shall give reasonable and good faith consideration to Parent’s advice with respect to such Stockholder Litigation. The Company shall not and shall not permit any of its Representatives to, settle any Stockholder Litigation without Parent’s prior written consent (which shall not be unreasonably withheld, delayed or conditioned).

SECTION 5.20 Parent Agreements Concerning Merger Sub. Parent shall cause Merger Sub to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub in accordance with the terms of this Agreement, the Merger, and the other transactions contemplated by this Agreement.

ARTICLE VI

CONDITIONS PRECEDENT

SECTION 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Injunctions or Legal Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations, that, in any case, enjoins, prohibits or makes illegal the consummation of the Merger.

(c) Antitrust. All waiting periods, approvals and consents required under the HSR Act and under any other Antitrust Laws and as set forth in SECTION 6.1(c) of the Company Disclosure Schedule shall have expired or terminated or been obtained.

SECTION 6.2 Conditions to the Obligations of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in ARTICLE IV shall be true and correct as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any inaccuracies of such representations and warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Parent Material Adverse Effect (provided, that for purposes of determining the accuracy of such representations and warranties, all materiality and Parent Material Adverse Effect qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c) Officers’ Certificate. The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in paragraphs (a) and (b) above.

(d) CVR Agreement. The CVR Agreement shall have been duly executed and delivered by all parties thereto and shall be in full force and effect.

SECTION 6.3 Conditions to the Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties of the Company set forth in SECTION 3.4(a), SECTION 3.4(b), SECTION 3.4(c), SECTION 3.4(d) and SECTION 3.4(e) shall, except for any de minimis inaccuracies, be true and correct as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) each of the representations and warranties of the Company set forth in clause (i) of SECTION 3.1(a), SECTION 3.1(b), SECTION 3.2, SECTION 3.17, and SECTION 3.18 shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), and (iii) each of the remaining representations and warranties of the Company set forth in ARTICLE III shall be true and correct as of the date hereof and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except for any inaccuracies of such representations and warranties the circumstances giving rise to which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect (provided, that for purposes of determining the accuracy of such representations and warranties in this clause (iii), all materiality and Material Adverse Effect qualifications and exceptions contained in such representations and warranties shall be disregarded).

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any event, change, circumstance, occurrence, effect or state of facts that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(d) Officers’ Certificate. Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in paragraphs (a) through (c) above.

(e) IP License Agreement. The Exclusive License Agreement will continue to be in full force and effect as of immediately following the Effective Time.

(f) Lock-Up Agreements. The Lock-Up Agreements executed by each Person listed on SECTION 6.3(f) of the Company Disclosure Schedule will continue to be in full force and effect as of immediately following the Effective Time.

(g) Stockholder Agreement. The Stockholder Agreement executed by each Person listed on SECTION 6.3(g) of the Company Disclosure Schedule will continue to be in full force and effect, and each such Person will continue to be bound by the Stockholder Agreement, as of immediately following the Effective Time.

(h) Voting and Support Agreement. The Voting and Support Agreement executed by each Person listed on SECTION 6.3(h) of the Company Disclosure Schedule will continue to be in full force and effect, and each such Person will continue to be bound by the Voting and Support Agreement, as of immediately following the Effective Time.

(i) Tax Certification. Parent shall have received an executed statement from the Company satisfying the requirements of Treasury Regulations Section 1.987-2(h) and 1.1445-2(c)(3), and in form and substance reasonably satisfactory to Parent, certifying that interests in the Company are not “United States real property interests” within the meaning of Section 897(c) of the Code.

SECTION 6.4 Frustration of Closing Conditions. None of the parties hereto may rely on the failure of any condition set forth in this ARTICLE VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION

SECTION 7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise expressly noted), as follows (with any termination by Parent also being an effective termination by Merger Sub):

(a)	by mutual written consent of Parent and the Company;

(b)	by either Parent or the Company, upon written notice to the other party:

(i) if the Merger shall not have been consummated on or before 5:00 p.m., Eastern time, on such date that is six (6) months after the date hereof (as it may be extended, the “Outside Date”); provided, that a party shall not have the right to terminate this Agreement pursuant to this paragraph (i) if such party’s material breach of any of its covenants or other agreements in this Agreement has been the primary cause of the failure of the Merger to occur on or before such date; provided, further, if the parties receive a Second Request within thirty (30) calendar days prior to the Outside Date, the Outside Date shall automatically be extended by ninety (90) calendar days;

(ii) if any Governmental Entity of competent jurisdiction located in the United States or in another jurisdiction outside of the United States in which the Company or any of its Subsidiaries, or Parent or any of its Subsidiaries, engage in material business operations shall have issued a judgment, order, injunction, rule or decree, or taken any other action permanently restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger, and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this paragraph (ii) shall have used its reasonable best efforts to prevent the entry of and to remove such judgment, order, injunction, rule, decree or other action; or

(iii) if the Company Stockholder Approval shall not have been obtained at the Stockholder Meeting duly convened or at any adjournment or postponement thereof at which a vote on the adoption of the Merger Agreement was taken.

(c) by the Company, upon written notice to Parent:

(i) if Parent or Merger Sub has breached or failed to perform any of its covenants or other agreements set forth in this Agreement, or if any representation or warranty of Parent or Merger Sub is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if occurring or continuing at the Effective Time would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.2 and (B) cannot be cured on or prior to the fifth (5th) Business Day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from the Company (or, if earlier, the fifth (5th) Business Day immediately before the Outside Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this paragraph (i) if there has been a violation or breach by the Company which, if occurring or continuing at the Effective Time, would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.2; or

(ii) at any time prior to obtaining the Company Stockholder Approval, in order to accept a Superior Proposal in accordance with SECTION 5.3(b); provided, that the Company shall have (A) substantially concurrently with such termination entered into a definitive agreement with respect to such Superior Proposal, (B) otherwise complied with all provisions of SECTION 5.2 and SECTION 5.3, and (C) paid all amounts due pursuant to SECTION 7.3; or

(d) by Parent, upon written notice to the Company:

(i) if the Company has breached or failed to perform any of its covenants or other agreements set forth in this Agreement, or if any representation or warranty of the Company is untrue, which breach or failure to perform or to be true, either individually or in the aggregate, (A) if occurring or continuing at the Effective Time would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.3 and (B) cannot be cured on or prior to the fifth (5th) Business Day immediately before the Outside Date or, to the extent so curable, has not been cured within thirty (30) days after receiving such written notice thereof from Parent (or, if earlier, the fifth (5th) Business Day immediately before the Outside Date); provided, that Parent shall not have the right to terminate this Agreement pursuant to this paragraph (i) if there has been a violation or breach by Parent or Merger Sub which, if occurring or continuing at the Effective Time, would result in the failure of any of the conditions set forth in SECTION 6.1 or SECTION 6.3; or

(ii) in the event that (A) the Company Board shall have made an Adverse Recommendation Change or (B) the Company shall have violated or breached (or be deemed pursuant to the terms thereof to have violated or breached) in any material respect any provision of SECTION 5.2 or SECTION 5.3.

SECTION 7.2 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to SECTION 7.1, this Agreement shall immediately become void and of no effect; provided, however, that SECTION 5.5(b) (Access to Information; Confidentiality), SECTION 5.12 (Public Announcements), this SECTION 7.2, SECTION 7.3 (Fees and Expenses), ARTICLE VIII (General Provisions) and the Confidentiality Agreement shall survive the termination of this Agreement. Notwithstanding the foregoing or any other provision of this Agreement to the contrary, none of Parent, Merger Sub or the Company shall be relieved or released from any liabilities or damages arising out of its Willful Breach of any provision of this Agreement or any other agreement delivered in connection herewith. Notwithstanding anything to the contrary provided in this Agreement, including in the foregoing provisions of this SECTION 7.2, nothing shall relieve any party for its fraud.

SECTION 7.3 Fees and Expenses.

(a) Generally. Except as expressly provided otherwise in this Agreement, all fees and expenses incurred in connection with this Agreement, the CVR Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

(b) Breakup Fee. In the event that:

(i) this Agreement is terminated by the Company pursuant to SECTION 7.1(c)(ii);

(ii) this Agreement is terminated by Parent pursuant to SECTION 7.1(d)(ii); or

(iii) this Agreement is terminated by the Company or Parent pursuant to SECTION 7.1(b)(iii), by Parent pursuant to SECTION 7.1(d)(i), by the Company pursuant to SECTION 7.1(b)(i), or by Parent pursuant to SECTION 7.1(b)(i) (unless the Company would have at such time been entitled to terminate this Agreement pursuant to SECTION

7.1(c)(i) but for such termination pursuant to SECTION 7.1(b)(i)), and (A) an Acquisition Proposal is made directly to the Company’s stockholders or is otherwise publicly disclosed or communicated to the Company Board, (x) before the Stockholders Meeting in the case of a termination pursuant to SECTION 7.1(b)(iii) or (y) before such termination in the case of a termination pursuant to SECTION 7.1(d)(i) or SECTION 7.1(b)(i) and (B) within twelve (12) months after the date of such termination, the Company enters into a definitive agreement in respect of any Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (A) above) (and the transaction contemplated by such Acquisition Proposal is subsequently consummated) (provided, that for purposes of this clause (B), each reference to “20% or more” in the definition of “Acquisition Proposal” shall be deemed to be a reference to “more than 50%”);

then the Company shall pay Parent the Breakup Fee by wire transfer of same-day U.S. dollars to the applicable account or accounts designated in writing to the Company by Parent (x) in the case of SECTION 7.3(b)(ii), within three (3) Business Days after such termination, (y) in the case of SECTION 7.3(b)(i), substantially concurrently with the termination of this Agreement pursuant to SECTION 7.1(c)(ii) and (z) in the case of SECTION 7.3(b)(iii), substantially concurrently with the consummation of the Acquisition Proposal. For the avoidance of doubt, any payment made by the Company under this SECTION 7.3(b) shall be payable only once with respect to SECTION 7.3(b) and not in duplication, even though such payment may be payable under one or more provisions hereof. In the event that Parent shall receive full payment pursuant to this SECTION 7.3(b), the receipt of the Breakup Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, the Company shall have no further liability, whether pursuant to a claim at law or in equity, to Parent, Merger Sub or any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions contemplated by this Agreement (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any proceeding against the Company or any of its Subsidiaries or Affiliates for damages or any equitable relief arising out of or in connection with this Agreement (other than equitable relief to require payment of the Breakup Fee), any of the transactions contemplated by this Agreement or any matters forming the basis for such termination; provided, that (A) nothing in this SECTION 7.3(b) shall relieve the Company from any liabilities or damages resulting from any fraud or Willful Breach committed by the Company prior to such termination and (B) if the Company fails to pay the Breakup Fee in accordance with this SECTION 7.3(b) and Parent and/or Merger Sub commences a suit which results in a final, non-appealable judgment against the Company for the Breakup Fee or any portion thereof, then the Company shall pay Parent and Merger Sub their costs and expenses (including reasonable attorney’s fees and disbursements) in connection with such suit, together with interest on the Breakup Fee from and including the date payment of such amount was due through the date of payment, at the “prime rate” as published in The Wall Street Journal, Eastern Edition, in effect on the date such payment was required to be made plus two percent (2%) (calculated daily on the basis of a year of 365 days and the actual number of days elapsed, without compounding). The Breakup Fee is non-refundable and shall not be offset by or credited against any other payment. Each of the parties acknowledges and agrees that the agreements contained in this SECTION 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither the Company nor Parent or Merger Sub would enter into this Agreement.

ARTICLE VIII

GENERAL PROVISIONS

SECTION 8.1 Amendment or Supplement. This Agreement may be amended, modified or supplemented by the parties at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

SECTION 8.2 Extension of Time; Waiver. At any time prior to the Effective Time, the parties may, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

SECTION 8.3 Nonsurvival. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except those covenants and agreements that by their terms apply or are to be performed in whole or in part after the Effective Time shall survive the Effective Time for the period set forth therein or until fully performed.

SECTION 8.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of receipt, if delivered personally, (b) on the date of receipt, if delivered by facsimile or e-mail during normal business hours on a Business Day or, if delivered outside of normal business hours on a Business Day or on a day that is not a Business Day, on the first (1st) Business Day thereafter, or (c) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)	if to the Company, to:

ACER Therapeutics Inc.

One Gateway Center, Suite 356

300 Washington Street

Newton, MA 02458

Attention:      Harry Palmin

E-mail:

Donald Joseph

E-mail:

with a copy (which shall not constitute notice) to:

Pillsbury Winthrop Shaw Pittman LLP

11682 El Camino Real, Suite 200

San Diego, CA 92130-2092

Attention:      Mike Hird

E-mail: mike.hird@pillsburylaw.com

(ii)	if to Parent, Merger Sub or the Surviving Corporation, to:

ZEVRA THERAPEUTICS, INC.

1180 Celebration Blvd., Suite 103

Celebration, FL 34747

Attention: Chief Financial Officer

E-mail:

with a copy (which shall not constitute notice) to:

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

211 North Broadway, Suite 3600

St. Louis, MO 63102

Attention: Stephanie Hosler

Phone: +1 314 259 2797

E-mail: stephanie.hosler@bclplaw.com

SECTION 8.5 Certain Definitions. For purposes of this Agreement:

“ACA” means the Patient Protection and Affordable Care Act of 2010, as amended, and regulations promulgated thereunder.

“Action” means any action, suit, litigation, proceeding, investigation or proceeding by or before any Governmental Entity, and any other analogous arbitration, mediation or other proceeding.

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such first Person.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and all other federal, state and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Breakup Fee” means $3,000,000.00.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York City.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and regulations promulgated thereunder.

“Company Benefit Plan” means (a) all “employee benefit plans” as defined in Section 3(3) of ERISA and (b) any other agreement, arrangement, plan, or policy, qualified or non-qualified, written or oral, funded or unfunded, that involves any (i) pension, retirement, profit sharing, savings, deferred compensation, bonus, stock option, simple retirement account (as described in Code Section 408(p)), stock purchase, phantom stock, incentive plan, or change-in-control benefits; (ii) welfare or “fringe” benefits, including vacation, holiday, severance, redundancy, disability, medical, hospitalization, dental, life and other insurance, tuition, company car, club dues, sick leave, maternity, paternity or family leave, health care reimbursement, dependent care assistance, cafeteria plan, regular in-kind gifts, or other benefits; or (iii) employment, consulting, engagement, retainer or golden parachute agreement or arrangement, in each case, which is or was sponsored, maintained or contributed to by the Company or any ERISA Affiliate or with respect to which the Company has or may have any current or future liability, contingent or otherwise.

“Company Stock Option” means an option to purchase a Share granted under a Company Stock Plan.

“Company Stock Plans” means, collectively, the Company’s 2018 Stock Incentive Plan, as amended and in effect on the date hereof, the 2013 Stock Incentive Plan, as amended and in effect on the date hereof, and the 2010 Stock Incentive Plan, as amended and in effect on the date hereof.

“Contract” means any written or oral contract, agreement, commitment, deed, mortgage, lease, license or other understanding or arrangement that is or purports to be legally binding.

“Control”, including the terms “Controlled by” and “under common Control with”, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, as general partner or managing member, by Contract or otherwise.

“Environmental Law” means all applicable Laws, which regulate or relate to (a) the protection or clean-up of the environment; (b) the use, treatment, storage, transportation, handling, disposal or release of hazardous substances; (c) the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources; or (d) human health and safety, or which impose liability, obligations or responsibility with respect to any of the foregoing, as they may be in effect on the date hereof or at the Effective Time or the Closing Date.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any corporation or trade or business, any other corporation or trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the Company, or that is, or was at the relevant time, a member of the same “controlled group” as the Company pursuant to Section 4001(a)(14) of ERISA.

“Governmental Entity” means any federal, national, supranational, state, provincial, local, foreign or other government, or any governmental, regulatory, self-regulatory or administrative authority, branch, agency, organization or commission, or any court, tribunal or arbitral or judicial body (including any grand jury).

“Hazardous Substance” means any pollutant, chemical, substance or any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of any petroleum product or byproduct, solvent, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas, mold, mold spores and mycotoxins and/or any other substance whose presence could be detrimental or a nuisance to property, human health or the environment.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” of any Person at any date means, without duplication, all obligations (whether or not due and payable as of such date) of such Person to pay principal, interest, premiums, penalties, fees, guarantees, reimbursements, damages, “make-whole” amounts, costs of unwinding, breakage fees, pre-payment fees or penalties, and other liabilities with respect to (a) indebtedness for borrowed money, whether current or funded, fixed or contingent, secured or unsecured, (b) indebtedness evidenced by bonds, debentures, notes, mortgages or similar instruments or debt securities, (c) leases that are required to be capitalized in accordance with U.S. GAAP under which such Person is the lessee, (d) the deferred purchase price of property or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment obligations, but excluding trade payables or accruals in the ordinary course of business which are not past due), (e) obligations under interest rate, currency swap, hedging, cap, collar or futures Contracts or other derivative instruments or agreements (assuming the termination thereof), (f) obligations of such Person as an account party under letters of credit, letters of guaranty and performance bonds, to the extent drawn upon or an event has occurred that (with notice or lapse of time or both) would trigger a right to draw upon, (g) all obligations of the type described in clauses (a) through (f) above secured by a Lien on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed by such Person, and (h) direct or indirect guarantees or other forms of credit support (including all “keepwell” arrangements) of any obligations described in clauses (a) through (g) above of any other Person.

“Intellectual Property” shall mean any and all intellectual property of any type throughout the United States and the rest of the world, and all rights therein and thereto including all (a) patents, patent applications, including provisional applications, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, continued examinations, substitutions, supplements and extensions thereof and any patents resulting from any post-grant proceedings pre- or post-AIA (“America Invents Act”) involving any of the foregoing, statutory invention registrations, invention disclosures and inventions, including any conceptions and reductions to practice whether actual or constructive (b) trademarks, service marks, trade names, domain names, URLs, trade dress, logos and other source identifiers, including registrations and applications for registration thereof, and all goodwill associated therewith, (c) copyrights, including registrations and applications for registration thereof, (d) software, formulae, customer lists, trade secrets, know-how, show-how, manufacturing and production process and techniques, samples, and other proprietary and intellectual property rights, whether patentable or not, (e) all income, royalties, damages and payments earned or accrued with respect to any of the foregoing (including damages and payments for infringements, misappropriations or other violations thereof and the right to sue and recover for infringements, misappropriations or other violations thereof), (f) the right and power to assert, defend and recover title to any of the foregoing, and (g) all administrative rights arising from the foregoing.

“Knowledge” means, with respect to the Company, the actual knowledge, after reasonable inquiry, of the individuals listed on SECTION 8.5 of the Company Disclosure Schedule.

“Law” means any statute, law (including common law), ordinance, regulation, rule, code, injunction, judgment, award, ruling or order of any Governmental Entity.

“Lien” means any charge, mortgage, lien, pledge, security interest, right of repurchase, indenture, deed of trust, hypothecation, easement, restriction, adverse claim, title retention agreement, community property interest, option, encroachment, or equitable interest or other encumbrance whether imposed by Contract, understanding, or Law.

“Material Adverse Effect” means any changes, effects, events, occurrences, states of facts, or developments that, alone or in combination with other changes, effects, events, occurrences, states of facts or developments, (i) have had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) would, or would reasonably be expected to, prevent, materially impair or materially delay the ability of the Company to consummate the Merger, excluding in the case of clause (i) above any such change, effect, event, occurrence, state of fact, or development to the extent resulting from or arising out of: (A) the execution, announcement, pendency or consummation of the Merger or the other transactions contemplated by this Agreement (including any Stockholder Litigation, or any loss of or adverse change in the relationship of the Company and its Subsidiaries with their respective employees, investors, contractors, lenders, customers, partners, suppliers, vendors or other third parties related thereto); (B) the identity of Parent or any of its Affiliates as the acquirer of the Company; (C) general business, economic or political conditions, or the capital, banking, debt, financial or currency markets, or changes therein; (D) general conditions affecting the industry in which the Company and its Subsidiaries operate or in any specific jurisdiction or geographical area in the United States or elsewhere in the world in which the Company or its Subsidiaries operate, or change therein; (E) any changes or proposed changes after the date hereof in U.S. GAAP (or the enforcement or interpretation thereof); (F) any changes or proposed changes after the date hereof in applicable Law (or the enforcement or interpretation thereof), including the adoption, implementation, repeal, modification, reinterpretation or proposal of any law, regulation or policy (or interpretations thereof) by any Governmental Entity, or any panel or advisory body empowered or appointed thereby; (G) the taking of any action, or refraining from taking any action, in each case at the written direction of Parent or Merger Sub, or as required by this Agreement (but including in this clause (G) any change, effect, event, occurrence, state of facts, or development arising from any actions or omissions required to comply with SECTION 5.1 only to the extent that such change, effect, event, occurrence, state of facts, or development is the direct result of Parent unreasonably withholding its consent to the Company’s written request to take any action restricted or prohibited by SECTION 5.1); (H) any outbreak or escalation of acts of terrorism, hostilities, sabotage or war, or any weather-related event, fire or natural or man-made disaster or act of God, or any escalation of any of the foregoing; (I) the availability or cost of equity, debt or other financing to Parent, Merger Sub or the Surviving Corporation; or (J) any failure by the Company to meet, or changes to, internal or analysts’ estimates, projections, expectations, budgets or forecasts of operating statistics, revenue, earnings or any other financial or performance measures (whether made by the Company or any third parties), or any change in the price or trading volume of shares of the Common Stock (it being understood that the underlying causes of such failures or changes in this clause (J) may be taken into account in determining whether a Material Adverse Effect has occurred, unless such underlying cause would otherwise be excepted by this definition); provided that in the case of clauses (C), (D), (E), (F) and (H), such effect may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such effect has a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other participants in the industry in which the Company and its Subsidiaries operate, in which case only the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not there has been a Material Adverse Effect.

“Parent Common Stock” means the common stock, $0.0001 par value per share, of Parent.

“Parent Material Adverse Effect” means any event, change, circumstance, occurrence, effect or state of facts that materially impairs, or prevents or materially delays, the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Stock Option” means an option to purchase a Share granted under a Parent equity plan.

“Permitted Lien” means (a) statutory Liens arising by operation of Law with respect to a liability which is not yet due and payable and for which adequate reserves in accordance with U.S. GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (b) Liens for Taxes not yet due or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings, in each case, for which adequate reserves in accordance with U.S. GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (c) materialmen’s, mechanics’, carriers’, workers’, warehousemen’s, repairers’, landlords’, lessors’ and other similar Liens relating to obligations as to which there is no default and which are not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with U.S. GAAP have been accrued on the Company’s consolidated balance sheet included in its Form 10-Q with respect to the period ended June 30, 2023, (d) pledges, deposits or other Liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), and (e) with respect to real property, any non-monetary Lien or other requirement or restriction arising under any zoning, entitlement, building, conservation restriction and other land use and environmental Law, but only if the same are not being violated by the current use of such real property.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity.

“Stock Exchange Ratio” means 0.1210.

“Stockholder Litigation” means any Action (including any class action or derivative litigation) asserted or commenced by, on behalf of or in the name of any stockholder of the Company against or otherwise involving the Company, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating directly or indirectly to the Agreement, the Merger or any related transaction (including any such claim or proceeding based on allegations that the Company’s entry into the Agreement or the terms and conditions of the Agreement or any related transaction constituted a breach of the fiduciary duties of any member of the Company Board, any member of the board of directors of any of the Company’s Subsidiaries or any officer of the Company or any of its Subsidiaries).

“Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person.

“Willful Breach” means (a) with respect to any failure of a representation or warranty to be true or correct, that the party making such representation or warranty had actual knowledge (in the case of the Company representations or warranties that are qualified as to the “Knowledge” of the Company, such knowledge shall be limited to the actual knowledge, after reasonable inquiry, of the individuals listed on SECTION 8.5 of the Company Disclosure Schedule), as of the date of this Agreement, of the fact that such representation or warranty was untrue or incorrect as of such date and (b) with respect to any material breach of a covenant or other agreement, a material breach that is a consequence of an act undertaken or omitted to be taken by the breaching party with the knowledge that the taking of such act or failure to take such action would, or would reasonably be expected to, cause a material breach of the relevant covenant or agreement.

SECTION 8.6 Interpretation. When a reference is made in this Agreement to an Article, Section, paragraph, clause or Exhibit, such reference shall be to an Article, Section, paragraph, clause or Exhibit of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender as the circumstances require, and in the singular or plural as the circumstances require. The Company Disclosure Schedule and all Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” is not exclusive. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” The words “asset” and “property” shall be deemed to have the same meaning, and to refer to all assets and properties, whether real or personal, tangible or intangible. Any agreement, instrument or Law defined or referred to herein means such agreement, instrument or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated. References to any Law include references to any associated rules, regulations and official guidance with respect thereto. References to a Person are also to its predecessors, successors and assigns. Unless otherwise specifically indicated, all references to “dollars” and “$” are references to the lawful money of the United States of America. References to “days” mean calendar days unless otherwise specified. Each party hereto has been represented by counsel in connection with this Agreement and the transactions contemplated hereby and, accordingly, any rule of Law or any legal doctrine that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived. The information and disclosures contained in any section of the Company Disclosure Schedule shall be deemed to be disclosed and incorporated by reference in and with respect to the corresponding Section of this Agreement and to all additional Sections of this Agreement to the extent the applicability of such information and disclosure to such additional Sections is reasonably apparent on its face. When reference is made in this Agreement to information that has been “made available” or “provided to” Parent or its Representatives, that shall mean only such information that was (a) publicly filed on the SEC EDGAR database as part of a Company SEC Document since December 31, 2022 or (b) contained in the electronic data site established on behalf of the Company in connection with the transactions contemplated by this Agreement and to which Parent and Parent’s Representatives have been given access, in each case of clauses (a) and (b), prior to 5:00 P.M. Eastern time on the date that is one (1) day prior to the date hereof.

SECTION 8.7 Specific Performance. The parties agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, except as expressly provided in the following sentence. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in a court of competent jurisdiction as set forth in SECTION 8.11 and, in any action for specific performance, each party waives the defense of adequacy of a remedy at law and waives any requirement for the securing or posting of any bond in connection with such remedy, this being in addition to any other remedy to which they are entitled at law or in equity (subject to the limitations set forth in this Agreement). The parties hereto further agree that (i) by seeking the remedies provided for in this SECTION 8.7, a party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement (including monetary damages) for breach of any of the provisions of this Agreement or in the event that this Agreement has been terminated or in the event that the remedies provided for in this SECTION 8.7 are not available or otherwise are not granted, and (ii) nothing set forth in this SECTION 8.7 shall require any party hereto to institute any Action for (or limit any party’s right to institute any Action for) specific performance under this SECTION 8.7 prior or as a condition to exercising any termination right under ARTICLE VIII (and pursuing damages after such termination), nor shall the commencement of any Action pursuant to this SECTION 8.7 or anything set forth in this SECTION 8.7 restrict or limit any party’s right to terminate this Agreement in accordance with the terms of ARTICLE VII or pursue any other remedies under this Agreement that may be available at any time.

SECTION 8.8 Entire Agreement. This Agreement (including the Exhibit hereto), the Company Disclosure Schedule, the CVR Agreement, the Voting and Support Agreement, the Stockholder Agreement, the Bridge Loan, the Nantahala Agreements, the Exclusive License Agreement, the Termination Agreement, the Lock-Up Agreements and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

SECTION 8.9 No Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except for the provisions of ARTICLE II concerning payment of the aggregate Merger Consideration, SECTION 5.10, and SECTION 7.2, which provisions shall inure to the benefit of the Persons or entities benefiting therefrom who shall be third-party beneficiaries thereof and who may enforce the covenants contained therein; provided, however, that, prior to the Effective Time, the rights and remedies conferred on the Company’s equity holders pursuant to ARTICLE II concerning payment of the aggregate Merger Consideration may only be enforced by the Company acting on the behalf of the Company’s equity holders.

SECTION 8.10 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

SECTION 8.11 Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by it or its Affiliates against any other party or its Affiliates shall be brought and determined exclusively in the Delaware Court of Chancery or, if under applicable Law the Delaware Court of Chancery does not have proper subject matter jurisdiction, any federal or state court in the State of Delaware (and appellate courts thereof). Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding. Each of the parties agrees not to and to cause its Affiliates not to commence any action, suit or proceeding relating to this Agreement or the transactions contemplated hereby except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto irrevocably agrees that, subject to any available appeal rights, any decision, order, or judgment issued by such above named courts shall be binding and enforceable, and irrevocably agrees to abide by any such decision, order, or judgment.

SECTION 8.12 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHTS TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

SECTION 8.13 Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. This Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 8.14 Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party or such party waives its rights under this SECTION 8.14 with respect thereto. Upon such a determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 8.15 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. Delivery of an executed counterpart of this Agreement by facsimile or other electronic image scan transmission shall be effective as delivery of an original counterpart hereof.

[The remainder of this page is intentionally left blank; signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ACER THERAPEUTICS INC.

By:	/s/ Chris Schelling
	Name:	Chris Schelling
	Title:	CEO/Founder

Acer legal review: /s/ DJ CFO: /s/ HP

[SIGNATURE PAGE TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton
	Name:	R. LaDuane Clifton, MBA, CPA
	Title:	Chief Financial Officer, Secretary and Treasurer

ASPEN Z MERGER SUB, INC.

By:	/s/ R. LaDuane Clifton
	Name:	R. LaDuane Clifton, MBA, CPA
	Title:	Chief Financial Officer, Secretary

[SIGNATURE PAGE TO MERGER AGREEMENT]

Exhibit A

Form of Contingent Value Rights Agreement

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

ZEVRA THERAPEUTICS, INC.

and

[RIGHTS AGENT]

Dated as of [__________], 2023

i

SECTION 7.6 Legal Holidays	18
SECTION 7.7 Separability Clause	18
SECTION 7.8 No Recourse Against Others	18
SECTION 7.9 Counterparts	18
SECTION 7.10 Entire Agreement	18
SECTION 7.11 Termination	19

ii

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [_________], 2023 (this “CVR Agreement”), by and among Zevra Therapeutics, Inc., a Delaware corporation (the “Parent”) and [Rights Agent], a [•], as Rights Agent (the “Rights Agent”), in favor of each person who from time to time holds one or more Contingent Value Rights (“CVRs” and, each individually, a “CVR”) to receive cash payments in the amounts and subject to the terms and conditions set forth herein.

W I T N E S S E T H:

WHEREAS, this CVR Agreement is entered into pursuant to the Agreement and Plan of Merger, dated as of August 30, 2023 (the “Merger Agreement”), by and among the Parent, Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”), and Acer Therapeutics Inc., a Delaware corporation (“Target”);

WHEREAS, pursuant to the Merger Agreement, Merger Sub shall merge with and into Target (the “Merger”), with Target being the surviving corporation in the Merger and becoming a wholly-owned subsidiary of the Parent; and

WHEREAS, the CVRs shall be issued in accordance with and pursuant to the terms of the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the consummation of the transactions contemplated by the Merger Agreement, the parties hereto covenant and agree, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1

DEFINITIONS AND OTHER PROVISIONS OF GENERAL APPLICATION

SECTION 1.1 Definitions. For all purposes of this CVR Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) all words used herein will be construed to be in the plural as well as the singular;

(b) all capitalized terms used in this CVR Agreement without definition shall have the respective meanings ascribed to them in the Merger Agreement; and

(c) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this CVR Agreement as a whole and not to any particular Article, Section or other subdivision.

“Accounting Standards” means generally accepted accounting principles in the United States, consistently applied.

“ACER-2820” means the pharmaceutical product for the treatment of certain viral infections comprising emetine as the active pharmaceutical ingredient.

“Acting Holders” means, at the time of determination, Holders of not less than twenty-five percent (25%) of the outstanding CVRs as set forth in the CVR Register, excluding, in any event, the following Holders (with such exclusion to be from status as Acting Holders as well as the total Holders against which the applicable percentage is measured): (i) Parent and (ii) any Affiliate of Parent.

1

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Annual Net Sales of OLPRUVA” means the total amounts billed or invoiced on sales of OLPRUVA during any particular calendar year by a Selling Entity to Third Parties (including wholesalers or distributors), in bona fide arm’s length transactions, less the following deductions, in each case related specifically to OLPRUVA for the amounts accrued and subsequently adjusted for actual amounts allowed and taken by such Third Parties and not otherwise recovered by or reimbursed to a Selling Entity:

(a)	trade, cash and quantity discounts;

(b)	discounts, price reductions, chargebacks or rebates, retroactive or otherwise, imposed by, negotiated with or otherwise paid to a Governmental Entity or other payees;

(c)	Taxes on sales (such as sales, use value added, or other similar Taxes) to the extent added to the sale price and set forth separately as such in the total amount invoiced;

(d)	amounts repaid or credited by reason of rejections, defects, return goods allowance, recalls or returns, or because of retroactive price reductions;

(e)	the portion of administrative fees paid during the relevant time period to group purchasing organizations, pharmaceutical benefit managers or Medicare Prescription Drug Plans relating to OLPRUVA;

(f)	tariffs, import/export duties, customs duties, and other imposts;

(g)	freight, insurance, import/export, and other transportation charges included in the total amount invoiced;

(h)

losses, costs and expenses (including reasonable attorneys’ fees and expenses) paid or incurred arising out of or resulting from any claim or demand asserted by any Person claiming a contractual right to compensation arising out of, in connection with, or resulting from the transactions contemplated by the Merger Agreement (excluding, for the avoidance of doubt, any Person in such Person’s capacity as a securityholder or employee of, or a financial advisor (as identified in the Merger Agreement) to, Target), so long as Parent is exercising or has exercised reasonable best efforts to defend against any such claim or demand; and

2

(i)	bad debts relating to sales of OLPRUVA.

Annual Net Sales of OLPRUVA shall not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory, or governmental purposes. Annual Net Sales of OLPRUVA shall include the amount of fair market value of all other consideration received by a Selling Entity in respect of OLPRUVA, whether such consideration is in cash, payment in kind, exchange, or other form. Annual Net Sales of OLPRUVA shall be calculated in accordance with the Accounting Standards, including the accounting methods for translating activity denominated in foreign currencies into United States dollar amounts, as historically and consistently applied by the Parent and its Affiliates. If OLPRUVA is sold in combination with any one or more other pharmaceutical products, and if OLPRUVA is also sold separately on a commercial basis, then the Annual Net Sales of OLPRUVA attributable to sales of OLPRUVA in any bundle of product sales shall be determined according to the ratio of (I) the price at which OLPRUVA is sold separately to (II) the invoiced amount of any combination of pharmaceutical products sold in which OLPRUVA is included.

“Back-End Date” means the date which is twelve (12) years after the date of this CVR Agreement.

“Board of Directors” means the board of directors of the Parent or any other body performing similar functions, or any duly authorized committee of that board.

“Board Resolution” means a copy of a resolution certified by the Chairman of the Board of Directors, the Chief Executive Officer of the Parent or the Secretary to the Board of Directors, to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.

“Business Day” means any day (other than a Saturday or a Sunday) on which banking institutions in the city of New York, New York are not authorized or obligated by Law or executive order to close.

“Derivative Payment” means, with respect to each Milestone Payment, any amount payable to any former holders of warrants to acquire shares of the Target’s common stock prior to the effectiveness of the Merger, if applicable, to the extent expressly provided on Appendix 1 attached hereto.

“Diligent Efforts” means using such efforts and resources normally used by Persons in the pharmaceutical business similar in size and resources to the Parent, in the exercise of their reasonable business discretion, relating to development of, seeking regulatory approval of or commercializing, as applicable, a similar product, that is of similar market potential and at a similar development stage, regulatory stage or commercialization stage, taking into account issues of market exclusivity (including patent coverage, regulatory and other exclusivity), product profile, including efficacy, safety, tolerability, methods of administration, product labeling (including anticipated product labeling), other product candidates, the competitiveness of alternative products in the marketplace or under development, the regulatory environment and the expected

3

profitability of the applicable product (including development costs, pricing and reimbursement, cost of goods and all other costs associated with the applicable product (including direct regulatory required support and medical affairs costs (REMS), direct intellectual property defense costs, and direct distribution and logistics costs), and other relevant commercial, financial, technical, legal, scientific and/or medical factors. For clarity, “Diligent Efforts” does not mean that the Parent guarantees that it will actually achieve any Milestone, whether at all or by a specific date.

“EDSIVO” means the pharmaceutical product for the treatment of vascular Ehlers-Danlos syndrome (vEDS) with confirmed COL3A1 mutation comprising celiprolol as the sole active pharmaceutical ingredient, as described in IND No. 127365, which has been under development (including clinical development) prior to the date of this CVR Agreement.

“EMETINE License Milestone” means, with respect to ACER-2820, no later than the Back-End Date, the first occurrence of either (a) a sublicense or asset sale within three (3) years following receipt of initial funding by a government program of at least $20,000,000 or (b) FDA approval of any indication.

“EMETINE Sale Milestone” means, with respect to ACER-2820, no later than the Back-End Date, the first occurrence of a sale of the Medical Counter Measure Priority Review Voucher.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“FDA” means the United States Food and Drug Administration or any successor agency.

“FDA Approval” means the approval by the FDA to commercial and manufacture or have manufactured for commercial use, in the United States, a pharmaceutical product.

“Governmental Entity” means any domestic (federal or state), or foreign court, commission, governmental body, regulatory or administrative agency or other political subdivision thereof.

“Holder” means a Person in whose name a CVR is registered in the CVR Register.

“Law” means any foreign, federal, state, local or municipal laws, rules, judgments, orders, regulations, statutes, ordinances, codes, decisions, injunctions, decrees, international treaties and conventions or requirements of any Governmental Entity.

“Net Milestone Payment” shall mean, with respect to each Milestone Payment, such Milestone Payment less any applicable Derivative Payment.

“Officer’s Certificate” when used with respect to the Parent means a certificate signed by the Chief Executive Officer, a president or any vice president, the Chief Financial Officer or any other person duly authorized to act on behalf of the Parent for such purpose or for any general purpose.

“OLPRUVA” means the pharmaceutical product comprising sodium phenylbutyrate for oral suspension for the treatment of diseases, including Urea Cycle Disorders involving deficiencies of carbamylphosphate sythetase, ornithine transcarbamylase, or argininosuccinic acid synthetase as described in NDA No. 214860 and approved by the FDA on December 22, 2022.

4

“Party” shall mean the Rights Agent, the Parent and/or Holder(s), as applicable.

“Permitted Transfer” means a transfer of CVRs (a) upon death by will or intestacy; (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) pursuant to a court order; (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; or (e) in the case of CVRs payable to a nominee, from a nominee to a beneficial owner (and, if applicable, through an intermediary) or from such nominee to another nominee for the same beneficial owner, in each case to the extent allowable by The Depository Trust Company.

“Per Share Milestone Payment” shall mean, with respect to each Milestone, the Net Milestone Payment divided by the Total Number of CVRs.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, limited liability company, unincorporated organization or government or any agency or political subdivision thereof.

“Products” means, collectively, OLPRUVA, EDSIVO, and ACER-2820.

“Rights Agent” means the Person named as the “Rights Agent” in the preamble of this CVR Agreement, until a successor Rights Agent shall have become such pursuant to the applicable provisions of this CVR Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

“Securities Act” means the Securities Act of 1933, as amended.

“Selling Entity” means the Parent, its Affiliates and their respective licensees and sublicensees with respect to rights to develop or commercialize any OLPRUVA (but not a distributor of OLPRUVA acting solely in the capacity of a distributor so long as a sale of OLPRUVA for Net Sales purposes is not thereby avoided).

“Shortfall Interest Rate” means a per annum rate equal to the prime rate of interest quoted by Bloomberg, or similar reputable data source, plus two percent (2%), calculated daily on the basis of a three hundred sixty-five (365) day year or, if lower, the highest rate permitted under applicable Law.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, association, partnership or other business entity of which more than fifty percent (50%) of the total voting power of shares of voting securities is at the time owned or controlled, directly or indirectly, by: (a) such Person; (b) such Person and one or more Subsidiaries of such Person; or (c) one or more Subsidiaries of such Person.

“Total Number of CVRs” means the total number of CVRs issued and outstanding under this CVR Agreement as of the Effective Time, as such total may be reduced from time to time in accordance with this CVR Agreement.

5

“Termination Date” means the earlier to occur of (a) the Back-End Date or (b) the date on which the payment by the Rights Agent to each Holder of the last of the Milestone Payments required to be paid under the terms of this CVR Agreement is made.

ARTICLE 2

CONTINGENT VALUE RIGHTS

SECTION 2.1 CVRs; Holders of CVRs. The CVRs represent the rights of Holders to receive contingent cash payments pursuant to this CVR Agreement. The initial Holders shall be the holders of Shares (other than (i) Excluded Shares and (ii) any Dissenting Shares) immediately prior to the Effective Time.

SECTION 2.2 Nontransferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted transfer, in whole or in part, that is not a Permitted Transfer, will be void ab initio and of no effect.

SECTION 2.3 No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the registration of CVRs in a book-entry position for each Holder. The CVR Register shall set forth the name and address of each Holder, the number of CVRs held by such Holder, and the U.S. federal tax identification number of each Holder. The Parent may receive and inspect a copy of the CVR Register, from time to time, upon written request made to the CVR Registrar. Within five (5) Business Days after receipt of such request, the CVR Registrar shall deliver a copy of the CVR Register, as then in effect, to the Parent at the address set forth in Section 7.2. The Rights Agent is hereby initially appointed “CVR Registrar” for the purpose of registering CVRs and transfers of CVRs as herein provided.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other requested documentation in form reasonably satisfactory to the Rights Agent pursuant to its customary policies and guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form and the transfer otherwise complies with the other terms and conditions of this CVR Agreement (including the provisions of Section 2.2), register the transfer of the CVRs in the CVR Register. Any transfer of CVRs will be without charge (other than the cost of any Tax) to the applicable Holder. The Rights Agent shall have no duty or obligation to take any action under any section of this CVR Agreement that requires the payment by a Holder of a CVR of Taxes or other charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of the Parent and shall entitle the transferee to the same benefits and rights under this CVR Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid until registered in the CVR Register.

6

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the written notice is in proper form, promptly record the change of address in the CVR Register.

SECTION 2.4 Payment Terms.

(a) From and after the Effective Time, the Parent shall not be permitted to issue any CVRs that have the right to receive any portion of the Milestone Payments, except as provided in, and in accordance with the terms and conditions of, the Merger Agreement.

(b) On each Milestone Payment Date,

(i) the Parent shall:

(A) deliver to the Rights Agent a certificate of the Parent certifying the applicable Per Share Milestone Payment;

(B) pay to the Rights Agent, by wire transfer to the account designated by the Rights Agent at least five (5) Business Days prior to such Milestone Payment Date, the aggregate amount to be paid by the Rights Agent to holders of CVRs received with respect to Shares pursuant to Section 2.4(b)(ii);

(C) pay to the Rights Agent, by wire transfer to the account designated by the Rights Agent at least five (5) Business Days prior to such Milestone Payment Date, the aggregate amount of any Derivative Payment associated with the Milestone Payment Date; and

(ii) the Rights Agent shall promptly (but in any event within two (2) Business Days) pay to (A) each Holder of record, as of the close of business in New York City, three (3) Business Days prior to the Milestone Payment Date (the “Record Date”), of CVRs received with respect to the Shares, an amount equal to the product of (i) the applicable Per Share Milestone Payment multiplied by (ii) the number of CVRs held by each such Holder as of the Record Date, and (B) each intended recipient of any applicable Derivative Payment (as expressly set forth on Appendix 1 attached hereto) the applicable portion of such Derivative Payment.

Notwithstanding the foregoing, in no event shall the Parent be required to pay any Milestone Payment more than once.

(c) No interest or dividends shall accrue on any amounts payable in respect of the CVRs.

(d) Except as provided in this CVR Agreement, none of the Company or any of its Affiliates shall have any right to set off any amounts owed or claimed to be owed by any Holder to any of them against such Holder’s Milestone Payment or other amount payable to such Holder in respect of the CVRs.

7

SECTION 2.5 Withholding. Notwithstanding any provision hereof to the contrary, the Parent and the Rights Agent shall be entitled to deduct and withhold from any consideration otherwise payable under the terms of this CVR Agreement such amounts as the Parent or the Rights Agent are required to deduct and withhold pursuant to any provision of Law. Any amount so withheld shall be treated for all purposes of this CVR Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

SECTION 2.6 No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.

(b) CVRs will not represent any equity or ownership interest in the Parent or in any constituent party to the Merger Agreement or any of their respective Affiliates.

SECTION 2.7 Enforcement of Rights of Holders. Any actions seeking the enforcement of the rights of Holders hereunder may be brought either by the Rights Agent or the Acting Holders.

SECTION 2.8 Ability to Abandon CVRs. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to the Parent without consideration therefor. Nothing in this CVR Agreement shall prohibit the Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by the Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definitions of Acting Holders, Article 5, Section 2.7 and Section 4.3 hereunder; provided; however, such abandoned CVRs or CVRs acquired by the Parent or any of its Affiliates shall be deemed outstanding as of the applicable Record Date for purposes of calculating the applicable Per Share Milestone Payment and no payment shall be made with respect to such abandoned or acquired CVRs.

ARTICLE 3

THE RIGHTS AGENT

SECTION 3.1 Certain Duties and Responsibilities. The Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this CVR Agreement, except to the extent of its gross negligence, bad faith or willful or intentional misconduct.

SECTION 3.2 Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this CVR Agreement, and no implied covenants or obligations shall be read into this CVR Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by the Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper Party or Parties;

8

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of bad faith on its part, incur no liability and be held harmless by the Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this CVR Agreement in good faith reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection, and shall be held harmless by the Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this CVR Agreement shall not be construed as a duty;

(e) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers;

(f) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by the Parent with respect to any of the statements of fact or recitals contained in this CVR Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Parent only;

(g) the Rights Agent shall have no liability and shall be held harmless by the Parent in respect of the validity of this CVR Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this CVR Agreement against the Rights Agent assuming the due execution and delivery hereof by the Parent), nor shall it be responsible for any breach by the Parent of any covenant or condition contained in this CVR Agreement;

(h) the Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this CVR Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claim, charge, demand, suit or loss incurred without negligence, bad faith or willful or intentional misconduct;

(i) the Rights Agent shall not be liable for consequential losses or damages under any provision of this CVR Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct on its part;

(j) the Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this CVR Agreement as agreed upon in writing by the Rights Agent and the Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes imposed on the Rights Agent (other than withholding Taxes with respect to payments made to Holders) and governmental charges, reasonable out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this CVR Agreement (other than Taxes imposed on or

9

measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from the Parent for all reasonable and documented out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

(k) no provision of this CVR Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

SECTION 3.3 Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to the Parent specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified, but in no event shall such resignation become effective until a successor Rights Agent has been appointed. The Parent has the right, if acting in good faith, to remove the Rights Agent at any time by a Board Resolution specifying a date when such removal shall take effect, but no such removal shall become effective until a successor Rights Agent has been appointed. Notice of such removal shall be given by the Parent to the Rights Agent, which notice shall be sent at least thirty (30) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, the Parent, by a Board Resolution, shall, as soon as is reasonably possible, appoint in good faith a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) The Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If the Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of the Parent.

(d) The Rights Agent will cooperate with the Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

SECTION 3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to the Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this CVR Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of the Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the retiring Rights Agent.

10

ARTICLE 4

COVENANTS

SECTION 4.1 List of Holders. The Parent shall furnish or cause to be furnished to the Rights Agent, promptly after the Effective Time and in no event later than ten (10) Business Days following the Effective Time, in such form as the Parent receives from the transfer agent (or other agent performing similar services in the Merger), the names and addresses of the Holders.

SECTION 4.2 Payment of Milestone Payments. With respect to each of the following milestones (each a “Milestone”) that is achieved in accordance with the terms and limitations applicable to such Milestone, the Parent will duly deposit or cause to be deposited with the Rights Agent, the applicable milestone payment (each a “Milestone Payment”) on or prior to the date upon which such Milestone Payment is due, as set out below (each a “Milestone Payment Date”), to be made to the Holders in accordance with the terms of this CVR Agreement:

(a) Annual Net Sales Milestones:

Milestones	Milestone Payments
Annual Net Sales of OLPRUVA equal or exceed $35,000,000, on or before the Back-End Date	$7,000,000
Annual Net Sales of OLPRUVA equal or exceed $50,000,000, on or before the Back-End Date	$7,000,000
Annual Net Sales of OLPRUVA equal or exceed $100,000,000, on or before the Back-End Date	$10,000,000
Annual Net Sales of OLPRUVA equal or exceed $200,000,000, on or before the Back-End Date	$10,000,000

With respect to each calendar year occurring after the Closing and until the earlier of the Back-End Date or the date upon which all Milestones payable in respect of Annual Net Sales of OLPRUVA have been paid, the Parent shall provide to each holder of at least 5% of the CVRs outstanding a written statement setting forth with reasonable detail the Annual Net Sales of OLPRUVA during such calendar year. The Milestone Payment due upon achievement of each of the Milestones described in this Section 4.2(a) shall be paid on or before last day of the second full calendar quarter following the end of the calendar year in respect of which achievement of such Milestone was first reported on such written statement.

11

(b) Regulatory Milestones:

Milestones	Milestone Payments
FDA Approval of a supplemental NDA for OLPRUVA for the addition of treatment of Maple Syrup Urine Disease as a second indication to the label for OLPRUVA, on or before the Back-End Date	$12,000,000
FDA Approval of OLPRUVA for any indication other than treatment of urea cycle disorders or Maple Syrup Urine Disease, on or before the Back-End Date	$10,000,000
FDA Approval of EDSIVO for the treatment of vascular Ehlers-Danlos syndrome in patients with a confirmed type III collagen mutation, on or before the Back-End Date	$20,000,000

The Milestone Payment due upon achievement of each of the Milestones described in this Section 4.2(b) shall be paid within sixty (60) days following the date of the achievement of the corresponding Milestone by or on behalf of Parent or its Affiliates.

(c) Other Milestones:

(i) if on or before the Back-End Date, Parent (A) receives funding of at least twenty million dollars ($20,000,000) from a Governmental Entity for development of ACER-2820 for the treatment of any indication or indications (the “ACER-2820 Development Funding”) and, within three (3) years of the date of the ACER-2820 Development Funding, Parent or its Affiliate either (x) grants a license to a third party under the intellectual property assets owned by Target relating to ACER-2820 (including U.S. Pat. Pub. No. 2022/0177469, any patent issuing from such application and any subsequently filed patent application claiming priority to such patent application) (the “ACER-2820 IP Assets”) for purposes of developing and commercializing ACER-2820 or (y) sells such ACER-2820 IP Assets to a third party or (B) Parent or its Affiliate obtains FDA Approval for use of ACER-2820 for treatment of any indication, then a Milestone Payment equal to the greater of (x) 10% of the total cash consideration paid to the Parent or its Affiliate for the license or sale of the ACER-2820 IP Assets or (y) $5,000,000 shall be payable in respect of such Milestone.

(ii) if, on or before the Back-End Date, the FDA issues a priority review voucher to Parent or its Affiliate under 21 U.S.C. Section 360bbb-4a in respect of FDA Approval of an NDA filed by Parent or its Affiliate for approval of ACER-2820 (an “ACER-2828 Material Threat Countermeasure PRV”), and Parent or its Affiliate thereafter sells such ACER-2828 Material Threat Countermeasure PRV prior to the Back-End Date, then a Milestone Payment equal to twenty-five percent (25%) of the total cash consideration paid to the Parent for such ACER-2828 Material Threat Countermeasure PRV shall be payable in respect of such Milestone.

12

The Milestone Payment due upon achievement of each of the Milestones described in this Section 4.2(c) shall be paid within sixty (60) days following the date of the achievement of the corresponding Milestone by or on behalf of Parent or its Affiliates.

(d) Additional Terms for Milestone Payments.

Each Milestone Payment shall be paid only once, upon first achievement of the corresponding Milestone, regardless of the number of times such event is achieved, and only if such Milestone occurs on or before the date specified above. Milestone Payments due under this Section 4.2 shall be considered paid on the Milestone Payment Date if on such date the Rights Agent has received in accordance with this CVR Agreement money sufficient to pay all such amounts then due.

SECTION 4.3 Audits. Upon the written request of the Acting Holders, Parent shall permit an independent certified public accounting firm of nationally recognized standing selected by the Acting Holders and reasonably acceptable to the Parent (the “Auditor”), which Auditor shall be paid at the Acting Holders’ expense, to have access upon reasonable notice and during normal business hours to such records of the Parent as are reasonably necessary to confirm compliance with its obligations to make Milestone Payments pursuant to Section 4.2. No such request may be made to the Parent more than once during any twelve (12) month period. The Auditor shall enter into a reasonable and mutually satisfactory confidentiality agreement with the Parent obligating the Auditor to keep all confidential information disclosed to such Auditor in confidence pursuant to such confidentiality agreement. For the avoidance of doubt, the Auditor shall serve solely as a consultant to the Acting Holders and shall have no authority to make any determinations (binding or otherwise) as to whether Parent has complied with such obligations.

SECTION 4.4 Product Transfer. Unless and until a Product Transfer occurs, the Parent shall remain responsible for paying any and all Milestone Payments in accordance with Section 2.4 and Section 4.2 upon the achievement of the corresponding Milestone, if achieved by the Parent or any of its Affiliates or any of their licensees or sublicensees to which Parent or any of its Affiliates have granted rights to perform the applicable activities, on or before the date specified for the applicable Milestone. Without limiting the foregoing, so long as any of the CVRs remain outstanding, in the event that the Parent or, after a transaction permitted and undertaken pursuant to this Section 4.4, any of its respective successors, assignees or transferees: (a) consolidates or merges with or into any other Person and is not the continuing or surviving entity of such consolidation or merger; or (b) transfers or conveys all or substantially all of its properties and assets to any Person or otherwise transfers or conveys any of the Products or any rights thereto (any such consolidation, merger, transfer or conveyance, a “Product Transfer”), then, and in each such case, the Parent shall either (i) ensure that each such successor, assignee or transferee (A) has the financial wherewithal at the time of the Product Transfer to perform the Parent’s obligations under this CVR Agreement and (B) agrees to assume and perform all obligations of the Parent, including payment of all Milestone Payments applicable to such Product, set forth in this CVR Agreement (in each instance as though such successor, assignee or transferee had been named herein) or (ii) the Parent shall agree to remain subject to its obligations hereunder, including payment of all Milestone Payments.

SECTION 4.5 Diligent Efforts. Commencing promptly following the Closing, Parent shall use Diligent Efforts to achieve the Milestones.

13

SECTION 4.6 Non-Use of Name. Neither the Rights Agent nor the Holders shall use the name, trademark, trade name or logo of the Parent, its Affiliates, or their respective employees in any publicity or news release relating to this CVR Agreement or its subject matter, without the prior express written permission of the Parent, other than (in the case of the name of the Parent, its Affiliates, or their respective employees) with respect to a dispute pursuant to this CVR Agreement between any of the Holders, the Rights Agent, the Parent or its Affiliates.

SECTION 4.7 Tax Reporting. The Rights Agent shall comply with all applicable Laws regarding Tax reporting with respect to any Milestone Payments made pursuant to this CVR Agreement.

ARTICLE 5

AMENDMENTS

SECTION 5.1 Amendments Without Consent of Holders. Without the consent of any Holders or the Rights Agent, the Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(a) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(b) to add to the covenants of the Parent such further covenants, restrictions, conditions or provisions as the Parent shall consider to be for the protection of the Holders, provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(c) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this CVR Agreement, provided that, in each case, such provisions do not materially adversely affect the interests of the Holders;

(d) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;

(e) to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this CVR Agreement in accordance with the terms of this CVR Agreement;

(f) subject to the terms of this CVR Agreement, to evidence the succession of another Person to the Parent and the assumption by any such successor of the covenants of the Parent contained herein;

(g) to evidence the assignment of this CVR Agreement by the Parent as provided herein; or

(h) any other amendment to this CVR Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this CVR Agreement of any such Holder.

14

SECTION 5.2 Amendments with Consent of Acting Holders. Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made by the Parent without the consent of the Holders), with the consent of the Acting Holders, acting on behalf of all Holders, the Parent and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this CVR Agreement, even if such addition, elimination or change is adverse to the interests of the Holders.

SECTION 5.3 Execution of Amendments. In executing any amendment permitted by this Article 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel for the Parent or any of its Affiliates stating that the execution of such amendment is authorized or permitted by this CVR Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this CVR Agreement or otherwise.

SECTION 5.4 Effect of Amendments; Notice to Holders.

(a) Upon the execution of any amendment under this Article 5, this CVR Agreement shall be modified in accordance therewith, and such amendment shall form a part of this CVR Agreement for all purposes; and every Holder shall be bound thereby.

(b) Promptly after the execution by the Parent and the Rights Agent of any amendment pursuant to the provisions of this Article 5, the Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first-class mail to the Holders at their addresses as they shall appear on the CVR Register, setting forth in general terms the substance of such amendment. Any failure of the Parent to mail (or cause the Rights Agent to mail) such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment.

ARTICLE 6

CONSOLIDATION, MERGER, SALE OR CONVEYANCE

SECTION 6.1 Successor Person Substituted.

(a) All covenants, provisions and agreements in this CVR Agreement by or for the benefit of the Parent, the Rights Agent or the Holders shall bind and inure to the benefit of their respective successors, assignees, heirs and personal representatives, whether so expressed or not. The Parent may assign this CVR Agreement without the prior written consent of the other parties to this CVR Agreement in connection with the transfer or sale of all or substantially all of the assets or business of the Parent related to the Products, or in the event of the Parent’s merger or consolidation, in accordance with Section 4.4.

(b) In case of a consolidation or merger with a wholly-owned Subsidiary or any other Person, or a transfer or sale to a Person of all or substantially all of the assets or business of Parent related to the Products, such successor Person shall succeed to and be substituted for the Parent with the same effect as if it had been named herein.

15

ARTICLE 7

MISCELLANEOUS

SECTION 7.1 Notices.

(a) Where this CVR Agreement provides for notice to Holders of any event, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this CVR Agreement provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Rights Agent, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(b) In case by reason of the suspension of regular mail service or by reason of any other cause, it shall be impracticable to mail notice of any event as required by any provision of this CVR Agreement, then any method of giving such notice as shall be satisfactory to the Rights Agent shall be deemed to be a sufficient giving of such notice.

SECTION 7.2 Notices to the Rights Agent and the Parent . All notices, requests, instructions, demands, waivers and other communications or documents required or permitted to be given under this CVR Agreement by any party hereto to any other party hereto shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, electronic mail or overnight courier to such party, in the case of mail or overnight courier, with a copy sent via electronic mail, at the following addresses:

If to the Parent:

Zevra Therapeutics, Inc.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

Attention: Chief Financial Officer

Email:

with a copy (which shall not constitute notice) to:

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner LLP

211 North Broadway, Suite 3600

St. Louis, MO 63102

Attention: Stephanie Hosler

16

Phone: +1 314 259 2797

E-mail: stephanie.hosler@bclplaw.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Nathan Ajiashvili

E-mail: Nathan.ajiashvili@lw.com

If to the Rights Agent:

[•]

Attention: [•]

Email: [•]

SECTION 7.3 Construction.

(a) The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

(b) All financial references herein are in United States Dollars.

SECTION 7.4 Benefits of Agreement. Nothing in this CVR Agreement, express or implied, shall give to any Person (other than the parties hereto and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this CVR Agreement or under any covenant or provision herein contained, all such covenants and provisions being for sole benefit of the parties hereto and their successors, and of the Holders (each of whom is an intended third party beneficiary of this CVR Agreement).

SECTION 7.5 Governing Law. THIS CVR AGREEMENT AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CVRS, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICT OF LAWS PRINCIPLES THEREOF. EACH OF THE PARENT, THE RIGHTS AGENT AND EACH OF THE HOLDERS BY THEIR ACCEPTANCE OF THE CVRS, HEREBY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF ANY STATE COURT IN THE STATE OF DELAWARE OR THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE IN RESPECT OF ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY ARISE OUT OF OR RELATE TO THIS CVR AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE CVRS HEREUNDER, AND IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, JURISDICTION OF THE AFORESAID COURTS. EACH OF THE PARENT AND THE RIGHTS AGENT AGREES THAT PROCESS MAY BE SERVED UPON THEM IF NOTICE IS GIVEN IN ACCORDANCE

17

WITH SECTION 7.2. EACH OF THE PARENT AND THE RIGHTS AGENT HEREBY IRREVOCABLY WAIVES, AND AGREES NOT TO ASSERT, BY WAY OF MOTION, AS A DEFENSE, COUNTERCLAIM OR OTHERWISE, IN ANY ACTION OR PROCEEDING WITH RESPECT TO THIS CVR AGREEMENT (A) THE DEFENSE OF SOVEREIGN IMMUNITY, (B) ANY CLAIM THAT IT IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF THE ABOVE-NAMED COURTS FOR ANY REASON OTHER THAN THE FAILURE TO SERVE PROCESS IN ACCORDANCE WITH THIS SECTION 7.5, (C) THAT IT OR ITS PROPERTY IS EXEMPT OR IMMUNE FROM JURISDICTION OF ANY SUCH COURT OR FROM ANY LEGAL PROCESS COMMENCED IN SUCH COURTS (WHETHER THROUGH SERVICE OF NOTICE, ATTACHMENT PRIOR TO JUDGMENT, ATTACHMENT IN AID OF EXECUTION OF JUDGMENT, EXECUTION OF JUDGMENT OR OTHERWISE), AND (D) TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW THAT (I) THE SUIT, ACTION OR PROCEEDING IN SUCH COURT IS BROUGHT IN AN INCONVENIENT FORUM, (II) THE VENUE OF SUCH SUIT, ACTION OR PROCEEDING IS IMPROPER AND (III) THIS CVR AGREEMENT, OR THE SUBJECT MATTER HEREOF, MAY NOT BE ENFORCED IN OR BY SUCH COURTS.

SECTION 7.6 Legal Holidays; Interpretation. In the event that a Milestone Payment Date shall not be a Business Day, then (notwithstanding any provision of this CVR Agreement to the contrary) payment on the CVRs need not be made on such date, but may be made, without the accrual of any interest thereon, on the next succeeding Business Day with the same force and effect as if made on such Milestone Payment Date. When used herein, the word “including” shall be deemed to be followed by “without limitation.”

SECTION 7.7 Separability Clause. In the event any provision in this CVR Agreement or in the CVRs shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby, so long as either the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any provision in this CVR Agreement or in the CVRs is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this CVR Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

SECTION 7.8 No Recourse Against Others. A director, officer or employee, as such, of the Parent or an Affiliate of the Parent or the Rights Agent shall not have any liability for any obligations of the Parent or the Rights Agent under this CVR Agreement or for any claim based on, in respect of or by reason of such obligations or their creation.

SECTION 7.9 Counterparts. This CVR Agreement may be signed in any number of counterparts with the same effect as if the signatures to each counterpart were upon a single instrument, and all such counterparts together shall be deemed an original of this CVR Agreement.

SECTION 7.10 Entire Agreement. This CVR Agreement and the Merger Agreement constitute the entire agreement between the parties hereto with respect to the subject matter of this CVR Agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter of this CVR Agreement.

18

SECTION 7.11 Termination. This CVR Agreement shall terminate and be of no further force or effect, and the parties hereto shall have no liability hereunder, at 5:00 p.m., New York City time, on the Termination Date, provided that if any Milestone has been achieved on or prior to the Termination Date, but the associated Milestone Payment has not been paid on or prior to the Termination Date, this CVR Agreement shall not terminate to the extent related to such Milestone Payment until such Milestone Payment has been paid in full in accordance with the terms of this CVR Agreement; and provided further that no termination of this CVR Agreement shall be deemed to affect the rights of the parties to bring suit in the case of a material breach occurring prior to such Termination Date.

[Remainder of page intentionally left blank]

19

IN WITNESS WHEREOF, the Parties hereto have caused this CVR Agreement to be duly executed, all as of the day and year first above written.

ZEVRA THERAPEUTICS, INC.

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

[•] as the Rights Agent

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]

Appendix 1

Schedule of Derivative Payments

[TBD, if applicable]

Exhibit B

Form of Stockholder Agreement

(To be attached)

Exhibit 10.1

BRIDGE LOAN AGREEMENT

THIS AGREEMENT is dated effective August 30, 2023.

AMONG:

ACER THERAPEUTICS INC., a Delaware corporation

One Gateway Center, Suite 356

Newton, MA 02458

Attention: Don Joseph, CLO

Email:

(the “Borrower”)

AND:

ZEVRA THERAPEUTICS, INC., a Delaware corporation

1180 Celebration Blvd., Suite 103

Celebration, FL 34747

Attention: LaDuane Clifton, Secretary

Email:

(the “Lender”)

WHEREAS:

(A) The Lender and the Borrower intend to complete a transaction that will result in the acquisition by the Lender of all of the issued and outstanding shares of the capital stock of the Borrower through the merger of the Lender’s wholly owned subsidiary with the Borrower;

(B) The Lender, Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Lender, on the one hand, and Borrower, on the other hand, have entered into that certain Agreement and Plan of Merger, dated as of the date hereof (the “Merger Agreement”);

(C) In connection with execution of the Merger Agreement, the Lender has agreed to provide a bridge loan to the Borrower in an aggregate original principal amount not to exceed the Commitment on the terms and conditions set forth herein;

(D) Borrower hereby confirms that it has no reason to believe that any of the conditions set forth in Article VI of the Merger Agreement will not be satisfied; and

(E) As a condition of the Lender providing such bridge loan, the parties have agreed to enter into this Agreement.

NOW THEREFORE in consideration of the premises and the conditions and provisions contained herein, the receipt and adequacy of which consideration are hereby duly acknowledged, the Parties hereto agree as follows:

PART 1.

DEFINITIONS AND PRINCIPLES OF INTERPRETATION

Definitions

1.1 Whenever used in this Agreement, unless there is something in the subject matter or context inconsistent therewith, the following words and phrases shall have the respective meanings ascribed to them as follows:

(a)

“Agreement” means this Agreement and any instrument amending this Agreement, and “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to a particular article or section; and the expression “Part” or “Section” followed by a number means and refers to the specified part or section of this Agreement;

(b)

“Borrower’s Obligations” means all present and future indebtedness, liabilities and other obligations (contingent or otherwise) of the Borrower to the Lender pursuant to this Agreement wheresoever and howsoever incurred;

(c)	“Business Day” means a day other than a Saturday, Sunday or any other day on which commercial banks located in Orlando, Florida are not open for business during normal banking hours;

(d)	“Commitment” means $16,500,000.00.

(e)

“Control” means with respect to a corporation, the ownership, directly or indirectly of securities of such corporation to which are attached more than 20% of the votes that may be cast to elect directors of such corporation or the possession, directly or indirectly, of the power to direct or cause to direct the management and policy of such corporation, whether through the ownership of its holding securities, through the exercise of voting rights in respect of such securities by proxies given by the owner of such securities, by contract or otherwise; and “Controls” and “Controlling” shall have the corresponding meaning;

(f)	“Event of Default” means any of the events set out in Part 6 herein;

(g)

“Equity Interests” means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or other acquisition from such Person of shares of capital stock of (or other ownership or profit interest in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or other acquisition from such Person of such shares (or such other interests), and other ownership or profit interests in such Person (including, without limitation, partnership, membership or trust interests therein), whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination;

(h)

“Lien” means any mortgage, pledge, charge, assignment, security interest, hypothec, lien or other encumbrance, including, without limitation, any agreement to give any of the foregoing, or any conditional sale or other title retention agreement;

(i)	“Loan” means the bridge loan in an aggregate original principal amount not to exceed the Commitment provided for under this Agreement, including that set out under Section 2.1 below;

(j)	“Parties” mean the Borrower and the Lender and “Party” means either of them;

(k)	“Permitted Liens” means all Liens related to:

(i) the following (as amended to date, the “Existing Secured Debt”): (A) the secured convertible notes issued pursuant to that certain Secured Convertible Note Purchase and Security Agreement, dated as of March 4, 2022, by and between the Borrower and MAM Aardvark, LLC, as agent, and (B) that certain Credit Agreement, dated as of March 4, 2022, by and between, inter alios, the Borrower and SWK Funding, LLC, as agent and sole lender, provided that the obligations owing pursuant to such agreements have been assigned to and assumed by the Lender;

(ii) this Agreement; and

(iii) Permitted Liens (as defined in the Merger Agreement or either of the Existing Secured Debt facilities);

(l)

“Person” means any individual, corporation, partnership, joint venture, limited liability company, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision of a governmental entity;

(m)

“Security Agreement” means that certain Security Agreement, dated as of the date hereof, by and between the Borrower and the Lender, as the same may be amended, restated, replaced or otherwise modified from time to time; and

(n)

“Subordination Agreement” means that certain Subordination Agreement, dated as of the date hereof, by and among Zevra Therapeutics, Inc., in its capacity as the “Lender” under this Agreement, and Zevra Therapeutics, Inc., as the lender or holder of the Existing Secured Debt, and acknowledged and agreed by the Borrower, as the same may be amended, restated, replaced or otherwise modified from time to time.

Gender and Number

1.2 Words importing the singular include the plural and vice versa and words importing gender include both genders.

Headings

1.3 Part, Section and Subsection headings are not to be considered part of this Agreement, are included solely for convenience and are not intended to be full or accurate descriptions of the content thereof.

Currency

1.4 All dollar amounts referred to in this Agreement are in US funds.

Generally accepted accounting principles

1.5 Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be to the generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or such other principles as may be approved by a significant segment of the accounting profession in the United States, that are applicable to the circumstances as of the date of determination, consistently applied.

Interpretation/drafting.

1.6 The terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer to this Agreement and the Schedules hereto and not to any particular article, section, paragraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto. The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party shall not be applicable in the interpretation of this Agreement.

Governing Law

1.7 This Agreement shall be governed by, and is to be construed and interpreted in accordance with, the laws of the State of New York, without giving effect to any conflict of law principles that would cause the application of laws of any other jurisdiction, but without prejudice to or limitation of any other rights or remedies available under the laws of any jurisdiction where property or assets of the Borrower may be found.

PART 2.

THE LOAN

The Loan

2.1 The Lender hereby agrees to lend to the Borrower, upon the terms and subject to the conditions of this Agreement, the Loan for the purposes of (i) paying consideration in connection with terminating that certain Clinical Supply and Quality Agreement, dated January 12, 2022, by and between Borrower and Relief Therapeutics Holding SA, as amended, and (ii) providing the Borrower with working capital (including, without limitation, for the payment of accounts payable and to support the commercial launch of OLPRUVA in the United States and EDSIVO development), in each case, as approved by the Lender. For the avoidance of doubt, the Borrower can and will continue to set its own plans for all commercialization decisions, and the Lender will not (by virtue of this Agreement or otherwise) take over day to day operations of the Borrower while this Agreement is in effect.

Advances

2.2 Subject to and upon the fulfilment of the conditions precedent contained in Part 5 and the conditions set out in this Section, the Loan shall further be advanced to the Borrower in tranches (each, an “Advance”).

2.3 On the date hereof, and on a bi-weekly basis thereafter (i.e. every 2 weeks) (or such other dates as the Lender shall permit in its sole discretion), the Borrower shall deliver to the Lender a detailed proposed schedule of payments (each, a “Request”) to be made using an Advance (which proposed payments shall be consistent with the terms of Section 2.1 above). Each Request shall specify (i) the Borrower’s election to obtain an Advance, (ii) the date of the proposed Advance (which shall be a Business Day and shall be, other than with respect to the Request provided on the date hereof, at least 5 Business Days following the date of request thereof), (iii) the aggregate amount to be borrowed, and (iv) copies of the invoices(s) to be paid with the proceeds of such Advance, together with all other documentation and information requested by the Lender. The Borrower acknowledges and agrees that the Lender (in its sole discretion) may approve or deny any payment set forth in a Request; provided, that the Lender’s denial of a particular payment shall not prohibit the Borrower from including such payment in a subsequent Request.

2.4 The Lender may, at its option and upon notice to the Borrower, disburse any requested Advance (or portion thereof) to the Person to whom payment is due.

2.5 The aggregate amount of all Advances shall not exceed the then in effect Commitment.

Interest on the Loan

2.6 The Loan shall bear interest at a rate of twelve percent (12%) per annum from the date of advance until the date of repayment (both before and after maturity, default or judgment and overdue interest both before and after default or judgment, at the said rate). Interest shall be paid in kind (“PIK Interest”) and added to the principal amount of the Loan on a monthly basis, beginning on the first day of the first month following the date of this Agreement.

Payment

2.7 The principal amount of the Loan (including PIK Interest) and all accrued and unpaid interest thereon shall be due and payable upon the earliest to occur of the following:

(a) the termination of the Merger Agreement by either the Lender or the Borrower in accordance with its terms,

(b) the Closing Date (as defined in the Merger Agreement), and

(c) the date on which all amounts under this Agreement shall become due and payable pursuant to Part 6 hereof.

Prepayment of Loan

2.8 The principal amount of the Loan (including PIK Interest), together with accrued and unpaid interest thereon, may be prepaid in whole or in part at any time and from time to time without penalty upon 7 days’ prior written notice to the Lender.

Waiver and Acknowledgement

2.9 Notwithstanding any provision herein or in the Existing Secured Debt to the contrary, (i) neither the Loan nor the Existing Secured Debt, nor any payment obligations associated with either the Loan or Existing Secured Debt, shall be due and payable prior to the earliest to occur of the events set forth in Sections 2.7(a), 2.7(b) and 2.7(c) above, and (ii) the Lender, in its capacity as holder of the Existing Secured Debt, consents to the Loan.

PART 3.

REPRESENTATIONS AND WARRANTIES

Representations and Warranties

3.1 The Borrower represents and warrants to the Lender that:

(a) Corporate Power and Qualification

(i) it is duly incorporated and organized and validly subsisting under the laws of its jurisdiction of incorporation;

(ii) it has full corporate power and capacity to own or lease its properties and assets and to carry on its business as conducted on the date hereof; and

(iii) it is duly qualified to carry on business in all jurisdictions in which it carries on business and has all licenses, permits and approvals which are necessary or material to its business and operations to the extent required by such laws;

(b) Corporate Authority - The Borrower has full power, legal right and corporate authority to enter into this Agreement and to do all acts and things as are required or contemplated hereunder to be done, observed and performed by it;

(c) Enforceability - This Agreement has been duly authorized and constitutes a valid and legally binding obligation of the Borrower, enforceable against it in accordance with its terms;

(d) Violation of Other Instruments; Consent – (i) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby does or will violate or constitute a breach of or a default under any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, judgment, decree, order or law to which the Borrower is a party or by which its properties or rights are bound or affected; (ii) nor will such execution, delivery, or consummation result either in acceleration in the time for performance of any obligation by the Borrower or in the creation of any Lien or encumbrance upon any of the properties or rights of the Borrower (except as contemplated in this Agreement); and (iii) no authorization, consent or approval of, or filing with or notice to, any party to any indenture, mortgage, lease, agreement or instrument to which the Borrower is a party or by which it is bound is required by reason of the transactions contemplated by this Agreement.

(e) Default Under Obligations - Except as expressly disclosed in the Merger Agreement and other than with respect to the Existing Secured Debt, the Borrower is not in default in any respect (nor has any event occurred which, but for the lapse of time or the giving of notice, or both, would constitute a default in any material respect) under any obligation or under any license or permit to own and/or operate its properties or assets or to carry on its business.

(f) Litigation - Except as expressly disclosed in the Merger Agreement, there are no suits, actions, litigation, arbitrations or governmental proceedings pending, or, to the best of the knowledge of the Borrower, threatened, against the Borrower;

(g) Guarantees - Except as expressly disclosed in the Merger Agreement, the Borrower is not party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other Person;

(h) Conducting of Business - Except as expressly disclosed in the Merger Agreement, the Borrower has conducted and is conducting its business in compliance in all material respects, with all applicable laws, rules, and regulations of each jurisdiction in which it carries on or carried on business;

(i) Tax Returns - Except as expressly disclosed in the Merger Agreement, the Borrower has duly and timely filed all tax returns required to be filed by it and has paid all taxes which are due and payable and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interests and fines due and payable by it on or before the date hereof; the Borrower has withheld from each payment made to any of its past or present officers, directors and employees, amounts in respect of all taxes, (including but not limited to income tax), and other deductions required to be withheld therefrom and has paid the same to the proper tax or other receiving officers within the time required under any applicable legislation; and

(j) Merger Agreement - The representations and warranties made by the Borrower that are set out under Article III of the Merger Agreement or in any certificate furnished under or in connection with the Merger Agreement, are incorporated into and form a part of this Agreement, and are true and correct to the same extent required by Section 6.3(a) of the Merger Agreement on and as though made on and as of the date hereof (except to the extent any representations and warranties expressly relate to an earlier date, in which case as of such earlier date).

Materiality and Survival of Warranties

3.2 All representations and warranties of the Borrower contained herein, and all representations and warranties contained in any certificate, agreement or material delivered hereunder shall be deemed to have been relied upon by the Lender notwithstanding any investigation heretofore or hereafter made by the Lender or by its counsel or by any other representative of the Lender and shall survive the execution, delivery and performance of this Agreement and continue in full force and effect for the benefit of the Lender without limitation until the Loan has been repaid and any commitment of the Lender to extend credit to the Borrower shall have expired or been terminated.

PART 4.

COVENANTS OF THE BORROWER

Affirmative Covenants

4.1 So long as any of the Borrower’s Obligations shall be outstanding or the Lender shall have any commitment to extend credit to the Borrower, the Borrower covenants and agrees:

(a) Corporate Existence - to maintain its corporate existence and all licenses and authorizations from regulatory and governmental authorities or agencies required in order to permit it to carry on its business, diligently carry on and conduct its business only in the ordinary course and in a proper, efficient and business-like manner and promptly and accurately record in its books and records all material financial transactions, a true and complete record of all meetings or actions of its shareholders, directors and committees thereof and of all share transfers;

(b) Financial Reports –

(i) as soon as is practicable, and in any event within 15 days of the end of each month, deliver to the Lender unaudited, management prepared financial statements of the Borrower, in form satisfactory to the Lender, which shall include, without limitation, detailed information regarding accounts payable and accrued expenses, along with bank statements for such month including transaction details; and

(ii) from time to time to deliver to the Lender such other information respecting the affairs and properties of the Borrower that may hereafter be acquired, as the Lender may reasonably request.

All financial information delivered to the Lender pursuant to this Subsection 4.1(b) shall be prepared in accordance with generally accepted accounting principles consistently applied and shall be accompanied by an officer’s certificate stating that no Event of Default, or no event which, but for the giving of notice or lapse of time, or both, would constitute an Event of Default, has occurred and is continuing;

(c) Events of Default, etc. - upon becoming aware of the occurrence of any Event of Default or the existence of any condition or any event which, but for the giving of notice or lapse of time, or both, would constitute an Event of Default, to (i) immediately notify the Lender thereof and shall promptly do everything reasonably possible to cause such Event of Default or condition or event to be eliminated as quickly as possible and (ii) keep the Lender advised on a weekly (or, if requested by the Lender, more frequent) basis of the steps being taken to correct the situation, provided, however, that the provisions of this Subsection 4.1(c) shall not affect or impair the Lender’s rights pursuant to Part 7;

(d) Inspection - upon the request of the Lender, to permit the Lender, for the purposes of this Agreement or any other agreement or document herein provided for, by its agents, employees and representatives, to examine during normal business hours and without unreasonable disruptions, all relevant books of account, records, reports and other papers of the Borrower, and to make copies thereof and to take extracts therefrom, provided that all such information shall be held confidential by the Lender unless reasonably required by the Lender in the exercise of its rights under this Agreement;

(e) To pay taxes - to pay or cause to be paid all taxes, rates, government fees and dues levied, assessed or imposed upon it and upon its assets or any part thereof, as and when the same become due and payable;

(f) Compliance with Applicable Laws - at all times to comply in all material respects with all applicable laws, rules, governmental restrictions, regulations, guidelines or directives, including all codes of conduct;

(g) Use of Loan Proceeds - to use the proceeds of the Loan only for the purposes set forth in Section 2.1 hereof;

(h) Compliance with Merger Agreement - to perform, in all material respects, all obligations required to be performed by Borrower under the Merger Agreement;

(i) Bankruptcy Petition - In the event that Borrower files a petition under the United States Bankruptcy Code (Title 11 of the United States Code) or under any other similar federal or state law, Borrower unconditionally and irrevocably agrees that Lender shall be entitled, and Borrower hereby unconditionally and irrevocably consents, to relief from the automatic stay (Section 362(a) of the United States Bankruptcy Code) so as to allow Lender to exercise its rights and remedies under the Existing Secured Debt and the Loan with respect to any collateral, property or assets of the Borrower, including conducting a foreclosure sale of such collateral, property or assets. In such event, Borrower hereby unconditionally and irrevocably agrees that it shall not, in any manner, oppose or otherwise delay any motion filed by Lender for relief from the automatic stay with respect to the collateral, property or assets.

Negative Covenants

4.2 So long as any portion of the Borrower’s Obligations shall remain outstanding or the Lender shall have any commitment to extend credit to the Borrower, the Borrower covenants and agrees that, without the prior written consent of the Lender:

(a) Organizational Documents - there shall be no change to the organizational documents of the Borrower, nor shall it change its current jurisdiction of incorporation;

(b) Lending and Guarantees - the Borrower shall not lend money to or invest money in any Person, whether by loan, acquisition of Equity Interests, acquisition of debt obligations or in any other manner whatsoever or guarantee, endorse or otherwise become surety for or upon the obligations of any other Person except by endorsement of negotiable instruments for deposit or collection in the ordinary course of its business;

(c) Acquisitions - the Borrower shall not acquire or invest in any securities issued by any Person or participate in any partnership or joint venture or the acquisition of any business assets or unincorporated business operations;

(d) Contract Material Changes - the Borrower shall not enter into any material transaction or transactions out of the ordinary course of business or enter into any material changes to the terms or provisions of any agreement which is material, unless otherwise agreed to in writing by the Lender;

(e) Dispositions - the Borrower will not convey, sell, lease, transfer or otherwise dispose of any of its assets unless otherwise agreed to in writing by the Lender, except for dispositions made in the ordinary course of business;

(f) Indebtedness - the Borrower shall not incur or otherwise become liable for any indebtedness (other than indebtedness to the Lender, the Existing Secured Debt and debt excepted from the negative covenants with respect to debt set forth in the Existing Secured Debt), unless otherwise agreed to in writing by the Lender;

(g) Liens - the Borrower shall not create, assume or permit to exist any Lien upon any of its assets other than Permitted Liens as well as the Liens in respect of the Existing Secured Debt;

(h) Restricted Payments - the Borrower shall not declare or pay any dividends, purchase, redeem, retire, defease or otherwise acquire for value any of its Equity Interests now or hereafter outstanding, return any capital to its stockholders, partners or members (or the equivalent Persons thereof) as such, make any distribution of assets, Equity Interests, obligations or securities to its stockholders, partners or members (or the equivalent Persons thereof); and

(i) Non Arm’s Length Transactions - the Borrower shall not enter into any contract, agreement or transaction whatsoever, including for the sale, purchase, lease or other dealing in any property or the provision of any services (other than office and administration services provided in the ordinary course of business), with any non-arm’s length party except upon fair and reasonable terms, which terms are not less favorable to the Borrower than it would obtain in an arm’s length transaction and, if applicable, for consideration which equals the fair market value of such property or the fair market rental as regards to leased property.

(j) Consent. - Borrower shall not file a petition under any chapter of the United States bankruptcy code or under the laws of any other jurisdiction naming the Borrower as debtor or institute (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, debt arrangement, dissolution, liquidation or similar proceeding under the laws of any jurisdiction.

PART 5.

CONDITIONS PRECEDENT

Closing

5.1 The initial Advance shall take place only upon the fulfilment of the following conditions, which conditions are included herein for the exclusive benefit of the Lender and may be waived in whole or in part only by it:

(a) Loan Documentation - The Borrower shall have executed and delivered to the Lender this Agreement, the Security Agreement and the Subordination Agreement.

Each Advance

5.2 Each Advance shall take place only upon the fulfilment of the following conditions, which conditions are included herein for the exclusive benefit of the Lender and may be waived in whole or in part only by it:

(a) Request - The Lender shall have received and approved (in its sole discretion) the Request with respect to such Advance;

(b) Performance by the Borrower - The Borrower shall have performed and complied with all of the agreements and conditions required by this Agreement to be performed and complied with by it at or prior to such Advance;

(c) Accuracy of Representations and Warranties - All of the representations and warranties made by the Borrower pursuant to Section 3.1 shall be true and correct as at the advance of the Loan as well as being true and correct at the date hereof (except to the extent any representations and warranties expressly relate to an earlier date, in which case as of such earlier date) and no event shall have occurred and be continuing which, if it were to have occurred while any amount remained unpaid on the Loan, would have been an Event of Default or would have been an Event of Default after the giving of notice or the lapse of time, or both;

(d) No Adverse Developments - No action, proceeding, investigation, regulation or legislation shall have been instituted, threatened or proposed before any court, governmental agency or legislative body to enjoin, restrain or prohibit, or to obtain damages in respect of, or which is related to or arises out of this Agreement or the consummation of the transactions contemplated hereby or which, in the Lender’s sole discretion, would make it inadvisable to consummate the transactions contemplated by this Agreement; and

(e) Expenses – The Borrower shall have paid all costs and expenses of the Lender which the Borrower is obligated to pay hereunder.

PART 6.

REIMBURSEMENT OF LENDERS EXPENSES; EVENTS OF DEFAULT

Expenses

6.1 The Borrower will pay for the Lender’s reasonable legal fees and all other reasonable costs, charges and expenses of and incidental to the preparation, execution and completion of this Agreement, all as may be required by the Lender in its sole and absolute discretion, to complete the transactions contemplated hereby. The Borrower further covenants and agrees to pay all of the Lender’s legal fees and all other costs, charges and expenses of and incidental to the recovery of all amounts owing hereunder. All amounts will be payable upon presentment of an invoice. If not paid within 10 days of presentment of an invoice, such amounts will be added to and form part of the principal amount of the Loan and shall accrue interest from the date of presentment of the invoice as if it had been advanced by the Lender to the Borrower hereunder on such date.

Events of Default

6.2 Except as provided in Section 2.9 above, the Lender may demand immediate payment of the Borrower’s Obligations under this Agreement, and the same shall thereupon become immediately due and payable and failing payment of the same forthwith, the Lender may then proceed to enforce payment thereof by exercising any right, power or remedy permitted by this Agreement, or by law in such manner as the Lender may elect, without presentation, protest or further demand, or notice of any kind, all of which are hereby expressly waived, upon the happening of any one or more of the following events (herein in the singular called an “Event of Default” or in the plural called “Events of Default”):

(a) if the Borrower shall fail to pay any installment of principal (including PIK Interest), interest or other amount on account of the Borrower’s Obligations which shall have become due and payable;

(b) if the Borrower shall fail to perform any of the other terms, conditions or covenants of this Agreement, after five days written notice to the Borrower from the Lender;

(c) if the Borrower becomes insolvent or admits in writing an inability to pay debts as they mature, or the Borrower makes an assignment for the benefit of creditors; or the Borrower applies for or consents to the appointment of any receiver, trustee, or similar officer for the benefit of the Borrower or for any of its properties; or any receiver, trustee or similar officer is appointed without the application or consent of the Borrower; or any judgment, writ, warrant of attachment or execution or similar process is issued or levied against a substantial part of the property of the Borrower;

(d) if the Borrower files a petition under any chapter of the United States bankruptcy code or under the laws of any other jurisdiction naming the Borrower as debtor; or any such petition is instituted against the Borrower; or the Borrower institutes (by petition, application, answer, consent or otherwise) any bankruptcy, insolvency, reorganization, debt arrangement, dissolution, liquidation or similar proceeding under the laws of any jurisdiction; or any such proceeding is instituted (by petition, application or otherwise) against the Borrower;

(e) if any representation or warranty contained herein or made in any certificate or other document delivered to the Lender shall have been found to be false or is incorrect in any material respect (except any such representation and warranty as is already qualified by the term material which representation and warranty shall be true and correct in all respects) as of its date of making; and

(f) if there is a change of Control of the Borrower, except as result of the transaction contemplated in the Merger Agreement.

Waiver

6.3 The Lender may waive any breach by the Borrower of any of the provisions contained herein or any default in the observance or performance of any covenant or condition required to be observed or performed under the terms hereof, provided always that no act or omission of the Lender shall extend to or be taken in any manner whatsoever to affect any subsequent breach or default or the rights resulting therefrom.

Remedies Upon Default

6.4 Upon the occurrence of an Event of Default, the Lender may immediately enforce its remedies to the full extent permitted by applicable law, under this Agreement and for any of such purposes may commence such legal action or proceedings as, in its sole discretion, it may deem expedient all without any notice, presentation, further demand, protest, notice of protest, or any other action, notice of all of which are hereby expressly waived by the Borrower except to the extent set forth herein.

Additional Rights

6.5 Without limiting any of the Lender’s rights hereunder, the Lender may grant extensions, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrower and other parties, sureties or securities as the Lender may see fit without prejudice to the liability of the Borrower hereunder.

PART 7.

GENERAL

Notices

7.1 Any notice, document or other communication required or permitted by this Agreement to be given by a party hereto shall be in writing and is sufficiently given if delivered personally, or if sent by prepaid by United States certified mail (return receipt requested), or if transmitted by email (and receipt of such transmittal is acknowledged by the recipient thereof) to such party at the addresses set forth on the first page of this Agreement. Notice so mailed shall be deemed to have been given on the third Business Day after deposit in the mail. Notice transmitted by email (with acknowledgment of receipt by the recipient thereof) or delivered personally shall be deemed given on the day of transmission or personal delivery, as the case may be. No party may from time to time notify the other in the manner provided herein of any change of address which thereafter, until changed by like notice, shall be the address of such party for all purposes thereof.

General Indemnity

7.2 The Borrower expressly declares and agrees that the Lender, its directors, officers, employees, and agents and all of their respective representatives, heirs, successors and assigns will at all times be indemnified and saved harmless by the Borrower from and against all claims, demands, losses, actions, causes of action, costs, charges, expenses, damages and liabilities whatsoever arising in connection with this Agreement, including, without limitation, those arising out of or related to actions taken or omitted to be taken by the Lender contemplated hereby, reasonable legal fees and reasonable costs and expenses incurred in connection with the enforcement of this indemnity, which the Lender may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted in or about or in relation to the execution of its duties and including any act, deed, matter or thing in relation to the registration, perfection, release or discharge of security. This indemnity shall survive the termination of this Agreement.

Further Assurances

7.3 The Borrower shall, from time to time and at all times, do such further acts and execute and deliver all such further documents as shall be reasonably required by the Lender in order to perform and carry out the intentions and/or terms of this Agreement.

Time of Essence

7.4 Time shall be of the essence of this Agreement.

Entire Agreement

7.5 This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions provided for herein and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the parties hereto with respect thereto, except in the instruments and documents to be executed and delivered pursuant hereto. There are no representations, warranties, terms, conditions, undertakings or collateral agreements or understandings, express or implied, between the parties hereto other than is expressly set forth in this Agreement. This Agreement may not be amended or modified in any respect except by written instrument executed by each of the Parties hereto.

Counterparts and Electronic Signature

7.6 This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same agreement. This Agreement will be considered fully executed when all parties have executed an identical counterpart, notwithstanding that all signatures may not appear on the same counterpart. Counterparts may be delivered via electronic mail (including pdf or any electronic signature complying with the U.S. ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

Successors and Assigns

7.7 This Agreement shall inure to the benefit of and be binding upon the Parties hereto and their respective successors including any successor by reason of amalgamation of any party, administrators and permitted assigns. The Borrower acknowledges and agrees that in the event that it merges with any other Person (which it is prohibited from doing without the prior written consent of the Lender) then all references herein to the Borrower shall extend to and include the survivor of such merger and all references herein to Borrower’s Obligations shall extend to and include all of the debts, liabilities and obligations of every type and kind of such survivor to the Lender.

Waiver and Amendment

7.8 No indulgence or forbearance by the Lender hereunder shall be deemed to constitute a waiver of the Lender’s rights to insist on performance in a full and in a timely manner of all covenants of the Borrower hereunder and any such waiver, in order to be binding upon the Lender, must be express and in writing and signed by the Lender, and then such waiver shall be effective only in the specific instance and for the purpose for which it is given, and no waiver of any provision, condition or covenant shall be deemed to be a waiver of the Lender’s right to require full and timely compliance with the same provision, condition or covenant thereafter, or with any other provision, covenant or condition of this Agreement at any time.

Severability

7.9 In case any one or more of the provisions contained in this Agreement should be invalid, illegal or unenforceable in any respect the validity, legality and enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby, and any such invalid, illegal or unenforceable provision shall be deemed to be severable.

[Signature Page Follows]

IN WITNESS WHEREOF the parties hereto have executed this agreement as of the day and year first above written.

BORROWER:

ACER THERAPEUTICS INC.

By:	/s/ Chris Schelling
Name:	Chris Schelling
Title:	CEO/Founder

Acer Legal Review: /s/ DJ CFO: /s/ HP

[Signature Page to Bridge Loan Agreement]

LENDER:

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton
Name:	R. LaDuane Clifton, MBA, CPA
Title:	Chief Financial Officer, Secretary and Treasurer

[Signature Page to Bridge Loan Agreement]

Exhibit 10.2

SECURITY AGREEMENT

This Security Agreement, dated as of August 30, 2023 (as amended, supplemented or otherwise modified from time to time in accordance with the provisions hereof, this “Agreement”), made by and between ACER THERAPEUTICS INC., a Delaware corporation (“Grantor”), and ZEVRA THERAPEUTICS, INC., a Delaware corporation (“Secured Party”).

A. On the date hereof, Secured Party has made and may make loans (the “Loans”) to Grantor pursuant to that certain Bridge Loan Agreement, dated as of the date hereof (as amended, supplemented or otherwise modified from time to time, the “Loan Agreement”) by and between Grantor and Secured Party.

B. Prior to the effectiveness of this Agreement, Grantor had indebtedness pursuant to the Existing Secured Debt, and the Secured Party has acquired the Existing Secured Debt.

C. This Agreement is given by Grantor in favor of Secured Party to secure the payment and performance of all of the Secured Obligations.

D. It is a condition to the obligations of Secured Party to make the Loans that Grantor execute and deliver this Agreement.

The parties therefore agree as follows:

1. Definitions.

1.1. Unless otherwise specified herein, all references to Sections and Schedules herein are to Sections and Schedules of this Agreement.

1.2. Unless otherwise defined herein, terms used herein that are defined in the UCC shall have the meanings assigned to them in the UCC. However, if a term is defined in Article 9 of the UCC differently than in another Article of the UCC, the term has the meaning specified in Article 9.

1.3. For purposes of this Agreement, the following terms shall have the following meanings:

“Collateral” has the meaning set forth in Section 2.

“Event of Default” means the occurrence of any of the following: (a) Grantor’s failure to observe or perform any obligation or agreement contained herein; (b) any representation or warranty of Grantor herein proves to be incorrect, false or misleading in any material respect when made; or (c) any Event of Default (as defined in the Loan Agreement).

“Existing Secured Debt” has the meaning set forth in the Loan Agreement.

“First Priority” means, with respect to any Lien purported to be created in any Collateral pursuant to this Agreement, such Lien is the most senior Lien to which such Collateral is subject (subject only to Permitted Liens).

“Lien” means, with respect to any asset, any mortgage, leasehold mortgage, lien, pledge, charge, security interest, hypothecation or encumbrance of any kind in respect of such asset. For the purposes of this Agreement, a Person shall be deemed to own subject to a Lien any asset which it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such asset.

“Loan Documents” means this Agreement, the Loan Agreement and every other document and instrument executed in connection with the Loans.

“Permitted Liens” has the meaning set forth in the Loan Agreement.

“Proceeds” means “proceeds” as such term is defined in section 9-102 of the UCC and, in any event, shall include all dividends or other income from the Collateral, collections thereon or distributions with respect thereto.

“Secured Obligations” has the meaning set forth in Section 3.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York or, when the laws of any other state govern the method or manner of the perfection or enforcement of any security interest in any of the Collateral, the Uniform Commercial Code as in effect from time to time in such state.

2. Grant of Security Interest. Grantor hereby grants to Secured Party a continuing security interest in all of its right, title and interest in and to the following, wherever located, whether now existing or hereafter arising or acquired (collectively, the “Collateral”):

2.1. all accounts (including health-care-insurance receivables), goods (including inventory and equipment), goods (including inventory and equipment) currently or hereafter held on consignment, documents (including, if applicable, electronic documents), fixtures, instruments, promissory notes, chattel paper (whether tangible or electronic), letters of credit, letter-of-credit rights (whether or not the letter of credit is evidenced by a writing), securities and all other investment property, commercial tort claims described on Schedule 1 hereof as supplemented by any written notification given by Grantor to Secured Party pursuant to Section 4.5, general intangibles (including all payment intangibles), money, deposit accounts, and any other contract rights or rights to the payment of money; and

2.2. all Proceeds and products of each of the foregoing, all books and records relating to the foregoing, all supporting obligations related thereto, and all accessions to, substitutions and replacements for, and rents, profits and products of, each of the foregoing, and any and all Proceeds of any insurance, indemnity, warranty or guaranty payable to Grantor from time to time with respect to any of the foregoing.

3. Secured Obligations. The Collateral secures the payment and performance of:

3.1. the obligations of Grantor from time to time arising under the Loan Documents or otherwise with respect to the due and punctual payment of (i) the principal of and premium, if any, and interest on the Loans (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise and (ii) all other monetary obligations, including fees, costs, attorneys’ fees and disbursements, reimbursement obligations, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of Grantor under the Loan Documents; and

3.2. all other agreements, duties, indebtedness, obligations and liabilities of any kind of Grantor under, out of, or in connection with the Loan Documents or any other document made, delivered or given in connection with any of the foregoing, in each case whether now existing or hereafter arising, whether evidenced by a note or other writing, whether allowed in any bankruptcy, insolvency, receivership or other similar proceeding, whether arising from an extension of credit, issuance of a letter of credit, acceptance, loan, guaranty, indemnification or otherwise, and whether direct or indirect, absolute or contingent, due or to become due, primary or secondary, or joint or several (all such obligations, liabilities, sums and expenses set forth in Section 3 being herein collectively called the “Secured Obligations”).

4. Perfection of Security Interest and Further Assurances.

4.1. Grantor shall, from time to time, as may be required by Secured Party with respect to all Collateral, promptly take all actions as may be reasonably requested by Secured Party to perfect the Lien of Secured Party in the Collateral, including, with respect to all Collateral over which control may be obtained within the meaning of sections 8-106, 9-104, 9-105, 9-106 and 9-107 of the UCC, section 201 of the federal Electronic Signatures in Global and National Commerce Act and, as the case may be, section 16 of the Uniform Electronic Transactions Act, as applicable, Grantor shall promptly take all actions as may be reasonably requested from time to time by Secured Party so that control of such Collateral is obtained and at all times held by Secured Party. All of the foregoing shall be at Grantor’s sole cost and expense.

4.2. Grantor hereby irrevocably authorizes Secured Party at any time and from time to time to file in any relevant jurisdiction any financing statements and amendments thereto that contain the information required by Article 9 of the UCC of each applicable jurisdiction for the filing of any financing statement or amendment relating to the Collateral, including any financing or continuation statements or other documents for the purpose of perfecting, confirming, continuing, enforcing or protecting the Lien granted by Grantor hereunder, without Grantor’s signature where permitted by law, including the filing of a financing statement describing the Collateral as all assets now owned or hereafter acquired by Grantor, or words of similar effect. Grantor agrees to provide all information required by Secured Party pursuant to this Section promptly to Secured Party upon request.

4.3. Grantor hereby further authorizes Secured Party to file with the United States Patent and Trademark Office and the United States Copyright Office (and any successor office and any similar office in any state of the United States or in any other country) this Agreement and other documents for the purpose of perfecting, confirming, continuing, enforcing or protecting the Lien granted by Grantor hereunder, without Grantor’s signature where permitted by law.

4.4. If Grantor shall at any time hold or acquire any certificated securities, promissory notes, tangible chattel paper, negotiable documents or warehouse receipts relating to the Collateral, Grantor shall promptly indorse, assign and deliver the same to Secured Party, accompanied by such instruments of transfer or assignment duly executed in blank as Secured Party may from time to time specify.

4.5. If Grantor shall at any time hold or acquire a commercial tort claim, Grantor shall (i) promptly notify Secured Party in a writing signed by Grantor of the particulars thereof and grant to Secured Party in such writing a Lien therein and in the proceeds thereof, all upon the terms of this Agreement, with such writing to be in form and substance satisfactory to Secured Party and (ii) deliver to Secured Party an updated Schedule 1.

4.6. If any Collateral is at any time in the possession of a bailee, Grantor shall promptly notify Secured Party thereof and, at Secured Party’s request and option, shall promptly obtain an acknowledgment from the bailee, in form and substance satisfactory to Secured Party, that the bailee holds such Collateral for the benefit of Secured Party and the bailee agrees to comply, without Grantor’s further consent, at any time with instructions of Secured Party as to such Collateral.

4.7. If Grantor is at any time a beneficiary under a letter of credit, Grantor will promptly notify Secured Party and, at Secured Party’s request, Grantor will, pursuant to an agreement in form and substance reasonably acceptable to Secured Party, either (a) arrange for the issuer and any confirmer or other nominated person of such letter of credit to consent to an assignment to Secured Party of the proceeds of the letter of credit or (b) arrange for Secured Party to become the transferee beneficiary of the letter of credit.

4.8. Grantor agrees that at any time and from time to time, at Grantor’s expense, Grantor will promptly execute and deliver all further instruments and documents, obtain such agreements from third parties, and take all further action, that may be necessary or desirable, or that Secured Party may reasonably request, in order to perfect and protect any Lien granted hereby or to enable Secured Party to exercise and enforce its rights and remedies hereunder or under any other agreement with respect to any Collateral.

4.9. Notwithstanding any provision herein to the contrary, it is acknowledged and agreed that:

4.9.1.

Neither the Loans nor the Existing Secured Debt, nor any payment obligations associated with either the Loans or the Existing Secured Debt, shall be due and payable prior to the earliest to occur of (a) the termination of that certain Agreement and Plan of Merger, dated as of the date hereof, among the Secured Party, a wholly owned subsidiary of the Secured Party and the Grantor (the “Merger Agreement”) by either the Secured Party or the Grantor in accordance with its terms, (b) the Closing Date (as defined in the Merger Agreement), or (c) the date on which any amounts due under the Bridge Loan Agreement become due and payable; and

2

4.9.2.

The security arrangements associated with the Existing Secured Debt as well as the Existing Secured Debt itself, on the one hand, and the security arrangements contemplated by this Agreement in respect of the Loans as well as the Loans themselves, shall not be deemed to represent any breach or default of the other.

5. Representations and Warranties. Grantor represents and warrants as follows:

5.1. That: (a) Grantor’s exact legal name is Acer Therapeutics Inc., (b) Grantor is a corporation organized under the laws of Delaware, (c) Grantor’s organizational identification number is 6886077, (d) Grantor’s tax identification number is 32-0426967, and (e) Grantor’s chief executive office is One Gateway Center, Suite 356, 300 Washington Street, Newton, Massachusetts 02458.

5.2. The Collateral consisting of securities have been duly authorized and validly issued, and are fully paid and non-assessable and subject to no options to purchase or similar rights. Grantor holds no commercial tort claims except as indicated on Schedule 1. None of the Collateral constitutes, or is the proceeds of, “farm products” as defined in section 9-102(a)(34) of the UCC. None of the account debtors or other persons obligated on any of the Collateral is a governmental authority covered by the Federal Assignment of Claims Act or like federal, state or local statute or rule in respect of such Collateral. Grantor has at all times operated its business in compliance with all applicable provisions of the federal Fair Labor Standards Act, as amended, and with all applicable provisions of federal, state and local statutes and ordinances dealing with the control, shipment, storage or disposal of hazardous materials or substances.

5.3. At the time the Collateral becomes subject to the Lien created by this Agreement, Grantor will be the sole, direct, legal and beneficial owner thereof, free and clear of any Lien, claim, option or right of others except for the Lien created by this Agreement and other Permitted Liens.

5.4. The pledge of the Collateral pursuant to this Agreement creates a valid and perfected First Priority Lien in the Collateral, securing the payment and performance when due of the Secured Obligations.

5.5. Grantor has full power, authority and legal right to pledge the Collateral pursuant to this Agreement.

5.6. This Agreement has been duly authorized, executed and delivered by Grantor and constitutes a legal, valid and binding obligation of Grantor enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and subject to equitable principles (regardless of whether enforcement is sought in equity or at law).

5.7. No authorization, approval, or other action by, and no notice to or filing with, any governmental authority or regulatory body is required for the borrowing of the Loans and the pledge by Grantor of the Collateral pursuant to this Agreement or for the execution and delivery of this Agreement by Grantor or the performance by Grantor of its obligations thereunder.

5.8. The execution and delivery of this Agreement by Grantor and the performance by Grantor of its obligations hereunder, will not violate any provision of any applicable law or regulation or any order, judgment, writ, award or decree of any court, arbitrator or governmental authority, domestic or foreign, applicable to Grantor or any of its property, or the organizational or governing documents of Grantor or any agreement or instrument to which Grantor is party or by which it or its property is bound.

5.9. Grantor has taken all action required on its part for control (as defined in sections 8-106, 9-104, 9-105, 9-106 and 9-107 of the UCC, section 201 of the federal Electronic Signatures in Global and National Commerce Act and, as the case may be, section 16 of the Uniform Electronic Transactions Act, as applicable) to have been obtained by Secured Party over all Collateral with respect to which such control may be obtained pursuant to the UCC. No person other than Secured Party has control or possession of all or any part of the Collateral.

6. Accounts Receivable.

6.1. Secured Party may at any time and from time to time send or require Grantor to send requests for verification of Accounts or notices of assignment to account debtors and other obligors. Secured Party may also at any time and from time to time telephone account debtors and other obligors to verify accounts.

6.2. Secured Party may establish a collateral account for the deposit of checks, drafts and cash payments made by Grantor’s account debtors. If a collateral account is so established, Grantor shall promptly deliver to Secured Party, for deposit into said collateral account, all payments on Accounts and chattel paper received by it. All such payments shall be delivered to Secured Party in the form received (except for Grantor’s endorsement where necessary). Until so deposited, all payments on Accounts and chattel paper received by Grantor shall be held in trust by Grantor for and as the property of Secured Party and shall not be commingled with any funds or property of Grantor. All deposits in said collateral account shall constitute proceeds of Collateral and shall not constitute payment of any Secured Obligation. Unless otherwise agreed in writing, Grantor shall have no right to withdraw amounts on deposit in any collateral account.

6.3. Secured Party may, by notice to Grantor, require Grantor to direct each of its account debtors to make payment directly to a special lockbox to be under the control of Secured Party. Grantor hereby authorizes and directs Secured Party to deposit all checks, drafts and cash payments received in said lockbox into the collateral account established as set forth above.

6.4. Secured Party may notify any account debtor, or any other Person obligated to pay any amount due, that such chattel paper, general intangible, Account, or other right to payment has been assigned or transferred to Secured Party for security and shall be paid directly to Secured Party. At any time after Secured Party or Grantor gives such notice to an account debtor or other obligor, Secured Party may (but need not), in its own name or in Grantor’s name, demand, sue for, collect or receive any money or property at any time payable or receivable on account of, or securing, any such chattel paper, Account, or other right to payment, or grant any extension to, make any compromise or settlement with or otherwise agree to waive, modify, amend or change the obligations (including collateral obligations) of any such account debtor or other obligor.

3

7. Voting and Distributions.

7.1. Secured Party agrees that unless an Event of Default shall have occurred and be continuing, Grantor may, to the extent Grantor has such right as a holder of the Collateral consisting of securities, other equity interests or indebtedness owed by any obligor, vote and give consents, ratifications and waivers with respect thereto, except to the extent that, in Secured Party’s reasonable judgment, any such vote, consent, ratification or waiver would detract from the value thereof as Collateral or which would be inconsistent with or result in any violation of any provision of this Agreement or any other Loan Document, and from time to time, upon request from Grantor, Secured Party shall deliver to Grantor suitable proxies so that Grantor may cast such votes, consents, ratifications and waivers.

7.2. Secured Party agrees that Grantor may, unless an Event of Default shall have occurred and be continuing, receive and retain all dividends and other distributions with respect to the Collateral consisting of securities, other equity interests or indebtedness owed by any obligor.

8. Covenants. Grantor covenants as follows:

8.1. Grantor will not, without providing at least 30 days’ prior written notice to Secured Party, change its legal name, identity, type of organization, jurisdiction of organization, corporate structure, location of its chief executive office or its principal place of business or its organizational identification number. Grantor will, prior to any change described in the preceding sentence, take all actions reasonably requested by Secured Party to maintain the perfection and priority of Secured Party’s Lien in the Collateral.

8.2. Grantor will keep the Collateral, to the extent not delivered to Secured Party pursuant to Section 4, at those locations listed on Schedule 2 and Grantor will not remove the Collateral from such locations without providing at least 10 days’ prior written notice to Secured Party except for (a) vehicles and equipment out for repair or in service in the field, and (b) inventory in transit in the ordinary course of business.

8.3. Grantor will, at its own cost and expense, defend title to the Collateral and the First Priority Lien of Secured Party therein against the claim of any person claiming against or through Grantor and shall maintain and preserve such perfected First Priority Lien for so long as this Agreement shall remain in effect.

8.4. Grantor will not grant, create, permit or suffer to exist any Lien, option, right of first offer, encumbrance or other restriction or limitation of any nature whatsoever on, any of the Collateral or any interest therein except for Permitted Liens.

8.5. Grantor will not sell, lease, or otherwise dispose of any of the Collateral except for in the ordinary course of business.

8.6. Grantor will keep the Collateral in good order and repair and will not use the same in violation of law or any policy of insurance thereon. Grantor will permit Secured Party, or its designee, to inspect the Collateral at any reasonable time, wherever located.

8.7. Grantor will pay promptly when due all taxes, assessments, governmental charges, and levies upon the Collateral or incurred in connection with the use or operation of the Collateral or incurred in connection with this Agreement.

8.8. Grantor will continue to operate its business in compliance with all applicable provisions of the federal Fair Labor Standards Act, as amended, and with all applicable provisions of federal, state and local statutes and ordinances dealing with the control, shipment, storage or disposal of hazardous materials or substances.

9. Secured Party Appointed Attorney-in-Fact. Grantor hereby appoints Secured Party as Grantor’s attorney-in-fact, with full authority in the place and stead of Grantor and in the name of Grantor or otherwise, from time to time during the continuance of an Event of Default in Secured Party’s discretion to take any action and to execute any instrument which Secured Party may deem necessary or advisable to accomplish the purposes of this Agreement (but Secured Party shall not be obligated to and shall have no liability to Grantor or any third party for failure to do so or take action). This appointment, being coupled with an interest, shall be irrevocable. Grantor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof.

10. Secured Party May Perform. If Grantor fails to perform any obligation contained in this Agreement, Secured Party may itself perform, or cause performance of, such obligation, and the expenses of Secured Party incurred in connection therewith shall be payable by Grantor; provided that Secured Party shall not be required to perform or discharge any obligation of Grantor.

11. Reasonable Care. Secured Party shall have no duty with respect to the care and preservation of the Collateral beyond the exercise of reasonable care. Secured Party shall be deemed to have exercised reasonable care in the custody and preservation of the Collateral in its possession if the Collateral is accorded treatment substantially equal to that which Secured Party accords its own property, it being understood that Secured Party shall not have any responsibility for (a) ascertaining or taking action with respect to any claims, the nature or sufficiency of any payment or performance by any party under or pursuant to any agreement relating to the Collateral or other matters relative to any Collateral, whether or not Secured Party has or is deemed to have knowledge of such matters, or (b) taking any necessary steps to preserve rights against any parties with respect to any Collateral. Nothing set forth in this Agreement, nor the exercise by Secured Party of any of the rights and remedies hereunder, shall relieve Grantor from the performance of any obligation on Grantor’s part to be performed or observed in respect of any of the Collateral.

12. Remedies Upon Default. If any Event of Default shall have occurred and be continuing:

12.1. Secured Party, without any other notice to or demand upon Grantor, may assert all rights and remedies of a secured party under the UCC or other applicable law, including the right to take possession of, hold, collect, sell, lease, deliver, grant options to purchase or otherwise retain, liquidate or dispose of all or any portion of the Collateral. If notice prior to disposition of the

4

Collateral or any portion thereof is necessary under applicable law, written notice mailed to Grantor at its notice address as provided in the Loan Agreement ten days prior to the date of such disposition shall constitute reasonable notice, but notice given in any other reasonable manner shall be sufficient. So long as the sale of the Collateral is made in a commercially reasonable manner, Secured Party may sell such Collateral on such terms and to such purchaser(s) as Secured Party in its absolute discretion may choose, without assuming any credit risk and without any obligation to advertise or give notice of any kind other than that necessary under applicable law. Without precluding any other methods of sale, the sale of the Collateral or any portion thereof shall have been made in a commercially reasonable manner if conducted in conformity with reasonable commercial practices of creditors disposing of similar property. At any sale of the Collateral, if permitted by applicable law, Secured Party may be the purchaser, licensee, assignee or recipient of the Collateral or any part thereof and shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold, assigned or licensed at such sale, to use and apply any of the Secured Obligations as a credit on account of the purchase price of the Collateral or any part thereof payable at such sale. To the extent permitted by applicable law, Grantor waives all claims, damages and demands it may acquire against Secured Party arising out of the exercise by it of any rights hereunder. Grantor hereby waives and releases to the fullest extent permitted by law any right or equity of redemption with respect to the Collateral, whether before or after sale hereunder, and all rights, if any, of marshalling the Collateral and any other security for the Secured Obligations or otherwise. At any such sale, unless prohibited by applicable law, Secured Party or any custodian may bid for and purchase all or any part of the Collateral so sold free from any such right or equity of redemption. Neither Secured Party nor any custodian shall be liable for failure to collect or realize upon any or all of the Collateral or for any delay in so doing, nor shall it be under any obligation to take any action whatsoever with regard thereto.

12.2. All rights of Grantor to (i) exercise the voting and other consensual rights it would otherwise be entitled to exercise pursuant to Section 7.1 and (ii) receive the dividends and other distributions which it would otherwise be entitled to receive and retain pursuant to Section 7.2, shall immediately cease, and all such rights shall thereupon become vested in Secured Party, which shall have the sole right to exercise such voting and other consensual rights and receive and hold such dividends and other distributions as Collateral.

12.3. Any cash held by Secured Party as Collateral and all cash Proceeds received by Secured Party in respect of any sale of, collection from, or other realization upon all or any part of the Collateral shall be applied in whole or in part by Secured Party to the payment of expenses incurred by Secured Party in connection with the foregoing, including reasonable attorneys’ fees, and the balance of such proceeds shall be applied or set off against all or any part of the Secured Obligations in such order as Secured Party shall elect. Any surplus of such cash or cash Proceeds held by Secured Party and remaining after payment in full of all the Secured Obligations shall be paid over to Grantor or to whomsoever may be lawfully entitled to receive such surplus. Grantor shall remain liable for any deficiency if such cash and the cash Proceeds of any sale or other realization of the Collateral are insufficient to pay the Secured Obligations and the fees and other charges of any attorneys employed by Secured Party to collect such deficiency.

12.4. If Secured Party shall determine to exercise its rights to sell all or any of the Collateral pursuant to this Section, Grantor agrees that, upon request of Secured Party, Grantor will, at its own expense, do or cause to be done all such acts and things as may be necessary to make such sale of the Collateral or any part thereof valid and binding and in compliance with applicable law.

13. Standards for Exercising Rights and Remedies. To the extent that applicable law imposes duties on Secured Party to exercise remedies in a commercially reasonable manner, Grantor acknowledges and agrees that it is not commercially unreasonable for Secured Party (a) to fail to incur expenses reasonably deemed significant by Secured Party to prepare Collateral for disposition or otherwise to fail to complete raw material or work in process into finished goods or other finished products for disposition, (b) to fail to obtain third party consents for access to Collateral to be disposed of, or to obtain or, if not required by other law, to fail to obtain governmental or third party consents for the collection or disposition of Collateral to be collected or disposed of, (c) to fail to exercise collection remedies against account debtors or other persons obligated on Collateral or to fail to remove liens or encumbrances on or any adverse claims against Collateral, (d) to exercise collection remedies against account debtors and other persons obligated on Collateral directly or through the use of collection agencies and other collection specialists, (e) to advertise dispositions of Collateral through publications or media of general circulation, whether or not the Collateral is of a specialized nature, (f) to contact other persons, whether or not in the same business as the Company, for expressions of interest in acquiring all or any portion of the Collateral, (g) to hire one or more professional auctioneers to assist in the disposition of Collateral, whether or not the collateral is of a specialized nature, (h) to dispose of Collateral by utilizing Internet sites that provide for the auction of assets of the types included in the Collateral or that have the reasonable capability of doing so, or that match buyers and sellers of assets, (i) to dispose of assets in wholesale rather than retail markets, (j) to decline to provide credit to any potential purchaser of the Collateral in connection with Secured Party’s disposition of the Collateral, (k) to disclaim disposition warranties, (l) to purchase insurance or credit enhancements to insure Secured Party against risks of loss, collection or disposition of Collateral or to provide to the Lender a guaranteed return from the collection or disposition of Collateral, or (m) to the extent deemed appropriate by Secured Party, to obtain the services of other brokers, investment bankers, consultants and other professionals to assist the Lender in the collection or disposition of any of the Collateral. Grantor acknowledges that the purpose of this Section is to provide non-exhaustive indications of what actions or omissions by Secured Party would fulfill Secured Party’s duties under the UCC in Secured Party’s exercise of remedies against the Collateral and that other actions or omissions by Secured Party shall not be deemed to fail to fulfill such duties solely on account of not being indicated in this Section. Without limitation upon the foregoing, nothing contained in this Section shall be construed to grant any rights to Grantor or to impose any duties on Secured Party that would not have been granted or imposed by this Agreement or by applicable law in the absence of this Section.

14. No Waiver and Cumulative Remedies. Secured Party shall not by any act (except by a written instrument pursuant to Section 18), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or Event of Default. All rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies provided by law.

15. Security Interest Absolute. All rights of Secured Party and Liens hereunder, and all Secured Obligations of Grantor hereunder, shall be absolute and unconditional irrespective of: (a) any illegality or lack of validity or enforceability of any Secured Obligation or any related agreement or instrument; (b) any change in the time, place or manner of payment of, or in any other term of,

5

the Secured Obligations, or any rescission, waiver, amendment or other modification of the Loan Documents, including any increase in the Secured Obligations resulting from any extension of additional credit or otherwise; (c) any taking, exchange, substitution, release, impairment or non-perfection of any Collateral or any other collateral, or any taking, release, impairment, amendment, waiver or other modification of any guaranty, for all or any of the Secured Obligations; (d) any manner of sale, disposition or application of proceeds of any Collateral or any other collateral or other assets to all or part of the Secured Obligations; (e) any default, failure or delay, willful or otherwise, in the performance of the Secured Obligations; (f) any defense, set-off or counterclaim (other than a defense of payment or performance) that may at any time be available to, or be asserted by, Grantor against Secured Party; or (g) any other circumstance (including any statute of limitations) or manner of administering the Loans or any existence of or reliance on any representation by Secured Party that might vary the risk of Grantor or otherwise operate as a defense available to, or a legal or equitable discharge of, Grantor or any other grantor, guarantor or surety.

16. Continuing Security Interest; Further Actions. This Agreement creates a continuing First Priority Lien in the Collateral and shall (a) subject to Section 17, remain in full force and effect until payment and performance in full of the Secured Obligations, (b) be binding upon Grantor, its successors and assigns, and (c) inure to the benefit of Secured Party and its successors, transferees and assigns; provided that Grantor may not assign or otherwise transfer any of its rights or obligations under this Agreement without Secured Party’s prior written consent.

17. Termination; Release. On the date on which all Secured Obligations have been paid and performed in full, Secured Party will, at the request and expense of Grantor, (a) duly assign, transfer and deliver to or at the direction of Grantor (without recourse and without any representation or warranty) such of the Collateral as may then remain in the possession of Secured Party, together with any monies at the time held by Secured Party hereunder, and (b) execute and deliver to Grantor a proper instrument or instruments acknowledging the satisfaction and termination of this Agreement.

18. Amendments. None of the terms or provisions of this Agreement may be amended, modified, supplemented, terminated or waived, and no consent to any departure by Grantor therefrom shall be effective unless the same shall be in writing and signed by Secured Party and Grantor, and then such amendment, modification, supplement, waiver or consent shall be effective only in the specific instance and for the specific purpose for which made or given.

19. Notices. All notices and other communications provided for in this Agreement shall be given in accordance with Section 7.1 of the Loan Agreement.

20. Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

21. Counterparts; Integration; Effectiveness. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all taken together shall constitute a single contract. This Agreement and the other Loan Documents constitute the entire contract among the parties with respect to the subject matter of the Loan Documents and supersede all previous agreements and understandings, oral or written, with respect thereto. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Agreement.

22. Governing Law; Jurisdiction; Etc.

22.1. Section 1.7 of the Loan Agreement is hereby incorporated by reference mutatis mutandis.

22.2. Grantor irrevocably and unconditionally agrees that it will not commence any action, litigation or proceeding of any kind whatsoever, whether in law or equity, or whether in contract or tort or otherwise, against Secured Party in any way relating to this Agreement or the transactions contemplated hereby, in any forum other than the courts of the State of Delaware, and of the United States District Court, District of Delaware, and any appellate court from any thereof, and each of the parties hereto irrevocably and unconditionally submits to the jurisdiction of such courts and agrees that any such action, litigation or proceeding may be brought in any such Delaware State court or, to the fullest extent permitted by applicable law, in such federal court. Each of the parties hereto agrees that a final judgment in any such action, litigation or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing herein shall affect any right that Secured Party may otherwise have to bring any action or proceeding relating to this Agreement against Grantor or its properties in the courts of any jurisdiction.

22.3. Grantor irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Agreement in any such court referred to in Section 22.2. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by applicable law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

22.4. Grantor irrevocably consents to the service of process in the manner provided for notices in Section 19 and agrees that nothing herein will affect the right of any party hereto to serve process in any other manner permitted by applicable law.

23. Waiver of Jury Trial. EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY. EACH PARTY HERETO (A) CERTIFIES THAT NO AGENT, ATTORNEY, REPRESENTATIVE OR ANY OTHER PERSON HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PERSON WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF LITIGATION, AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

6

[signature page to follow]

7

The parties have executed this Security Agreement as of the date set forth in the introductory paragraph.

SECURED PARTY

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton
Print Name: R. LaDuane Clifton, MBA, CPA
Title:	Chief Financial Officer, Secretary and Treasurer

The parties have executed this Security Agreement as of the date set forth in the introductory paragraph.

GRANTOR

ACER THERAPEUTICS INC.

By:	/s/ Chris Schelling
Print Name: Chris Schelling
Title:	CEO/Founder

Acer legal review: /s/ DJ CFO: /s/ HP

SCHEDULE 1

COMMERCIAL TORT CLAIMS

None

SCHEDULE 2

LOCATIONS OF COLLATERAL

Exhibit 10.3

Execution Copy

EXCLUSIVE LICENSE AGREEMENT

THIS EXCLUSIVE LICENSE AGREEMENT (the “Agreement”) is entered into on August 28, 2023 (the “Signing Date”) between ACER THERAPEUTICS INC., a Delaware corporation, with its principal place of business at 300 Washington Street, Suite 356, Newton, MA, 02458 USA (“Acer”), and RELIEF THERAPEUTICS HOLDING SA, a company organized and existing under the laws of Switzerland and having its registered address at Avenue de Secheron 15, 1202 Geneve, Switzerland (“Relief”). Relief and Acer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Acer is a pharmaceutical company focused on the acquisition, development and commercialization of therapies for serious rare and life-threatening diseases.

WHEREAS, Acer owns or Controls certain Know-How, patents, technology, documentation, data, and other materials related to Product (each as defined herein).

WHEREAS, Acer and Relief entered into that certain Collaboration and License Agreement dated March 19, 2021, as amended by the “Waiver and Agreement” dated October 6, 2021 and the related Clinical Supply and Quality Agreements dated January 12, 2022 (individually and collectively the “Collaboration Agreement”) whereby among other things: (a) Acer granted, and Relief received, an exclusive license under Acer’s relevant intellectual property rights with respect to Product in the Relief Territory; (b) Acer granted, and Relief received, the right to obtain sixty percent (60%) of all Net Profits in the Acer Territory in the Net Profit Term and (c) Relief granted, and Acer received, the right to obtain fifteen percent (15%) of all Net Sales in the Relief Territory in the Royalty Term (all terms in capitals in this recital as defined in the Collaboration Agreement).

WHEREAS, upon and subject to the terms and conditions of a certain termination agreement also dated as of the Signing Date (the “Termination Agreement”), the Parties have mutually agreed to terminate the Collaboration Agreement, and enter into a new exclusive license for the Development and Commercialization by Relief of the Product in the Relief Territory, all as defined in this Agreement, upon the terms and conditions stated herein.

WHEREAS, the Parties have mutually agreed that this Agreement will be effective as of the date of receipt of the Initial Payment (as defined in the Termination Agreement).

NOW THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1

ARTICLE 1

DEFINITIONS

As used in this Agreement, the following initially capitalized terms, whether used in the singular or plural form, will have the meanings set forth in this Article 1.

1.1 “Acer” has the meaning set forth in the preamble.

1.2 “Acer Indemnitees” has the meaning set forth in Section 7.1.

1.3 “Acer Know-How” means all unpatented inventions, technology, methods, materials (including biological and pharmaceutical materials), Know-How, studies, pre-clinical and clinical data (including toxicology, safety data, and bioequivalence studies), tests and assays, reports, manufacturing processes (including manufacturing batch records to support regulatory approvals), regulatory filings (including drafts) and approvals and other information Controlled by Acer, in each case that relate to Product or the subject matter claimed in the Patent Rights.

1.4 “Acer Patents” means (a) the patents and patent applications set forth in Exhibit A, (b) any other patents and patent applications Controlled by Acer during the Term that Cover Product, and (c) any reissue, divisional, continuation, reexamination, renewal, extension or supplementary protection certificate for each of the foregoing patents and patent applications either now pending or pending in the future, including all foreign and international counterparts and related patents and patent applications either now pending or pending in the future.

1.5 “Acer Sublicense” has the meaning set forth in Section 9.2(b).

1.6 “Acer Technology” means the Acer Know-How, the Acer Patents, the BCM Patents and Subject Technology.

1.7 “Acer Technology License” has the meaning set forth in Section 9.2(a).

1.8 “Acer Territory” means the entire world, other than the Relief Territory.

1.9 “Affiliate” means, with respect to a Party, any corporation, firm, partnership or other entity which directly or indirectly controls or is controlled by or is under common control with such Party. For the purpose of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under the common control”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stocking of such entity, by contract or otherwise.

1.10 “Agreement” has the meaning set forth in the preamble.

1.11 “Applicable Laws” means the applicable provisions of any and all national, supranational, regional, state and local laws, treaties, statutes, rules, regulations, administrative codes, guidance, ordinances, judgments, decrees, directives, injunctions, orders, permits (including Regulatory Approvals) of or from any court, arbitration panel, Regulatory Authority, governmental agency or any authority having jurisdiction over or related to subject item or subject person, including laws regulating pharmaceutical products, FDCA, GCP, GMP, the FCPA, Export Control Laws and other applicable laws.

2

1.12 “BCM License” means, collectively, the Exclusive License Agreement effective as of April 4, 2014, by and between Baylor College of Medicine (“BCM”) and Acer, as amended by the First Amendment to License Agreement effective as of April 28, 2014, as further amended by the Second Amendment to License Agreement effective as of March 17, 2015, as further amended by the Third Amendment to License Agreement effective as of September 8, 2016, as further amended by the Fourth Amendment to License Agreement effective as of May 12, 2018, and as further amended by the Fifth Amendment to License Agreement effective as of March 1st 2021.

1.13 “BCM Patents” means (a) the patents and patent applications set forth in Exhibit B and (b) any reissue, divisional, continuation, reexamination, renewal, extension or supplementary protection certificate for each of the patents and patent applications set forth in Exhibit B either now pending or pending in the future, including all foreign and international counterparts and related patents and patent applications either now pending or pending in the future.

1.14 “Business Day” means any day that is not a Saturday, a Sunday or another day on which banks are required or authorized by Applicable Laws to be closed in New York, New York, U.S.

1.15 “CDMCs” means contract development and manufacturing companies.

1.16 “Clinical Supply and Quality Agreement” has the meaning set forth in Section 3.2(d).

1.17 “Commercial Supply and Quality Agreement” has the meaning set forth in Section 4.2.

1.18 “Commercialize” or “Commercialization” means any and all activities effective to manufacture for commercial purposes, market, promote, advertise, sell, offer for sale, have sold or otherwise dispose of, transport, distribute, import or export, as well as branding, preparation for the launch and medical education regarding the Product, and interacting with Regulatory Authorities in connection with any of the foregoing after all Regulatory Approvals have been obtained in the applicable country. The term “Commercialized” has a correlative meaning.

1.19 “Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a Party pertaining to a particular objective, the efforts and resources commonly used by a similarly situated (with respect to size, stage of development and assets) biotechnology or pharmaceutical company for similarly situated pharmaceutical products or product candidates, as applicable, to accomplish a similar objective under similar circumstances exercising reasonable business judgment, taking into account the following factors to the extent applicable: (a) stage of development; (b) efficacy and safety issues; (c) characteristics of competitive products in or anticipated to be in the marketplace as well as the nature and extent of market exclusivity (including patent coverage and regulatory exclusivity) and any Third Party intellectual property rights; (d) process development, scale-up or manufacturing; (e) cost and likelihood of obtaining

3

regulatory approval; (f) actual or anticipated regulatory authority approved labeling; and (g) projected or actual economic return. Commercially Reasonable Efforts will be determined on a country-by-country and indication-by-indication basis for Product, and it is anticipated that the level of effort may be different for different countries and indications, and may change over time, reflecting changes in the status of Product (including relative to this Agreement) and the country(ies) and indication(s) involved.

1.20 “Commercial Viability” means the case in which (a) the ratio of Product’s Cost of Goods over the awarded actual/expected Net Selling Price is lower than 20.00% (twenty per cent) in all the following countries of the Relief Territory: Italy, Germany, Spain, UK, France, Belgium and, (b) it reasonably allows Relief to reach a cumulative breakeven point within the term of 3 (three) years from the First Commercial Sale.

1.21 “Competing Product” means any pharmaceutical product (a) containing phenylbutyrate, or (b) indicated for the treatment of UCDs involving deficiencies of pharmcarbamylphosphate synthetase (CPS), or ornithine transcarbamylase (OTC), or argininosuccinic acid synthetase (AS).

1.22 “Confidential Information” means all information and Know-How and any tangible embodiments thereof and other materials provided by or on behalf of the Disclosing Party to the Receiving Party either in connection with the discussions and negotiations pertaining to this Agreement or in the course of performing this Agreement or that otherwise relates to Acer Technology, whether disclosed orally, visually, electronically, in writing or in other tangible or intangible form, and which may include data, knowledge, practices, processes, ideas, research plans, antibodies, small molecules, compounds, targets, biological and chemical formulations, structures and designs, laboratory notebooks, proof of concept and pre-clinical studies, formulation or manufacturing processes and techniques, scientific, manufacturing, marketing and business plans, and financial and personnel matters relating to the Disclosing Party or to its present or future products, sales, suppliers, customers, employees, investors or business; provided that Confidential Information, to the extent relating to Acer Technology, will be deemed Confidential Information of Acer.

1.23 “Control” means, with respect to any item of Know-How, Patent Rights or other intellectual property rights, the ability and authority of a Party or its Affiliates, whether arising by ownership, possession, or pursuant to a license or sublicense (other than by operation of the license and other rights granted in this Agreement) or a right to acquire (by option or otherwise), to grant licenses, sublicenses or other rights to the other Party under or to such item of Know-How, Patent Rights or other intellectual property rights as provided for in this Agreement, without breaching the terms of any agreement between such Party and any Third Party. The term “Controlled” will be construed accordingly.

1.24 “Cost of Goods” or “CoGs” means, as to Product, the cost of such Product in final marketed form, which will (a) be determined in accordance with GAAP as applied by the Party performing or contracting for each stage of the manufacturing process, (b) consist of direct labor, direct material, product testing direct costs, and (c) excluding any Acer’s surcharge on the supply of Product to Relief.

4

1.25 “Cover” means, with respect to any Patent Right, that the use, manufacture, sale, offer for sale, research, development, commercialization, importation or other commercial exploitation of the subject matter in question by an unlicensed entity would infringe an issued or pending claim of such Patent Right.

1.26 “Development” (with a correlative meaning for “Develop,” “Developing” and “Developed”) means all activities that relate to the development of Product or that are necessary or useful to obtain or maintain regulatory approval for Product, including all non-clinical studies and clinical trials of Product, technology transfer, manufacture process development, manufacture and distribution of Product for use in clinical trials (including placebos and comparators), statistical analyses and the preparation and submission of regulatory materials and other regulatory activities related to Product.

1.27 “Development Activities” means all Development activities performed by or on behalf of a Party in its own Territory.

1.28 “Development Data” means all data generated by or on behalf of Relief or its Affiliates or Acer or its Affiliates in the course of, and as a result of, the performance of the Development Activities and directly relating to the Development of Product in a Territory (before or after the Effective Date), including data related to all non-clinical studies and clinical trials of such Product, which for clarity may include data from clinical trials in the U.S. and the European Union, technology transfer, manufacture process development, manufacture and distribution of such Product for use in clinical trials (including placebos and comparators), statistical analyses, and the preparation and submission of regulatory materials and other regulatory activities related to such Product.

1.29 “Disclosing Party” has the meaning set forth in Section 8.1.

1.30 “Effective Date” has the meaning set forth in Section 2.2.

1.31 “European Union” or “EU” means the economic, scientific and political organization of twenty-seven (27) European Union member states as of the Effective Date, specifically including any country that was a European Union member state as of the Effective Date, and excluding any country that was not a member as of the Effective Date, whether or not such country is a participating member as of the applicable time.

1.32 “Executive Officers” has the meaning set forth in Section 11.2.

1.33 “Export Control Laws” means all applicable U.S. laws and regulations relating to (a) sanctions and embargoes imposed by the Office of Foreign Assets Control of the U.S. Department of Treasury or (b) the export or re-export of commodities, technologies, or services, including the Export Administration Act of 1979, 24 U.S.C. §§ 2401-2420, the International Emergency Economic Powers Act, 50 U.S.C. §§ 1701-1706, the Trading with the Enemy Act, 50 U.S.C. §§ 1 et. seq., the Arms Export Control Act, 22 U.S.C. §§ 2778 and 2779, and the International Boycott Provisions of Section 999 of the U.S. Internal Revenue Code of 1986 (as amended).

5

1.34 “FCPA” means the U.S. Foreign Corrupt Practices Act (15 U.S.C. Section 78dd-1, et. seq.), as amended.

1.35 “FDA” means the U.S. Food and Drug Administration or any successor Regulatory Authority thereto in the U.S. having substantially the same function.

1.36 “FDCA” means the U.S. Food, Drug, and Cosmetic Act.

1.37 “Field” means all indications or treatments of humans using Product.

1.38 “First Commercial Sale” means, with respect to Product and a Party, on a country-by-country basis, the first sale by such Party or its Affiliates, or their respective licensees, assignees or successors, for value for end use or consumption of Product in a country in the Relief Territory after the governing Regulatory Authority of such country has granted Regulatory Approval of such Product. For clarity, any sale of Product prior to receipt of Regulatory Approval, such as compassionate use, named patient use, clinical trial purposes or other similar uses, will not constitute a First Commercial Sale.

1.39 “FTE” means a total of 49 weeks or 1960 hours per year of work on Development or Commercialization of Product carried out by employees of a Party having the appropriate relevant expertise to conduct such activities.

1.40 “FTE Costs” mean the number of relevant FTEs multiplied by the applicable FTE rate, with FTE rates to be mutually agreed upon and set consistent with industry standards taking into account employee function, role and geographic location.

1.41 “GAAP” means (a) generally accepted accounting principles in the U.S. or internationally, as appropriate, consistently applied, or (b) the international financial reporting standards (“IFRS”) if a Party uses IFRS, consistently applied.

1.42 “GCP” means the Good Clinical Practices officially published by the European Medicines Agency and any successor agency, the FDA and the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH) that may be in effect from time to time and are applicable to the Development of Product.

1.43 “GMP” means those laws and regulations applicable in the U.S. referred to as Current Good Manufacturing Practices and in the European Union, relating to the manufacture of medicinal products for human use, including current good manufacturing practices as specified in the ICH guidelines, including ICH Q7A “ICH Good Manufacturing Practice Guide for Active Pharmaceutical Ingredients,” US Federal Food Drug and Cosmetic Act at 21CFR (Chapters 210, 211, 600 and 610) and the Guide to Good Manufacturing Practices for Medicinal Products as promulgated under European Directive 2003/94/EC that may be in effect from time to time and are applicable to the Development or manufacture of Product.

6

1.44 “Improvements” means any invention, discovery, advancement, development, creation, and intellectual property (including patent, copyright, trade secret and application of patent) which: (a) is invented, developed, authored, created, or reduced to practice by or on behalf of Relief or an Affiliate of Relief (or Relief’s or its Affiliate’s personnel or agents, including any employee, officer, advisor, or independent contractor employed or engaged by (or otherwise having an obligation to assign inventions to) Relief or its Affiliates); and/or (b) is invented, developed, authored, created, or reduced to practice by or on behalf of Acer or an Affiliate of Acer (or Acer’s or its Affiliate’s personnel or agents, including any employee, officer, advisor, or independent contractor employed or engaged by (or otherwise having an obligation to assign inventions to) Acer or its Affiliates) and (c) meets at least one of the following criteria: (i) is an improvement or modification to the Acer Technology (including but not limited to improvements or modifications to Product or its formulation and use of Product alone or in combination with other drugs); (ii) utilizes, incorporates, or reads upon any element of the Acer Technology; and (iii) is invented, developed, authored, created, or reduced to practice using the Acer Technology.

1.45 “IND” means an investigational new drug application, clinical trial application, clinical trial exemption or similar application or submission filed with or submitted to a Regulatory Authority in a jurisdiction that is necessary to commence human clinical trials in such jurisdiction, including any such application filed with the FDA pursuant to 21 C.F.R. Part 312.

1.46 “Initial Payment” has the meaning set forth in the Termination Agreement.

1.47 “JSC” has the meaning set forth in Section 2.3.

1.48 “Know-How” means tangible and intangible information, techniques, technology, practices, trade secrets, inventions (whether patentable or not), processes, formulations, compounds, products, biological materials, cell lines (it being understood that any rights to use “Know-How” include the rights to use such cell lines), samples of assay components, media, designs, formulas, ideas, programs, software models, algorithms, developments, experimental works, protocols, methods, knowledge, know-how, skill, experience, test data and results (including pharmacological, toxicological and non-clinical and clinical data and results), compilations of data, other works of analytical and quality control data, results, descriptions, compositions of matter, regulatory submissions, minutes, correspondence and strategy.

1.49 “Losses” has the meaning set forth in Section 7.1.

1.50 “MAA” means a new drug application required for Regulatory Approval as a pharmaceutical product by the EMA or an equivalent application to the equivalent agency in any other country or group of countries of the Relief Territory.

1.51 “Mix-Aid” means the registered trademarks set forth in the Exhibit C.

1.52 “MSUD” means maple syrup urine disease.

1.53 “Net Sales” means the gross amount billed or invoiced by Relief, its Affiliates or their respective licensees, sub-licensees, assignees or successors for their sales of Product, to independent Third Party customers, in bona fide arm’s length transactions, less deductions for (a) quantity, trade, cash or other discounts, allowances, credits or rebates (including customer rebates) actually allowed or taken, (b) amounts deducted, repaid or credited by reason of rejections or returns of goods and government mandated rebates, or because of clawbacks or retroactive price

7

reductions, and (c) taxes, tariffs, duties or other governmental charges or assessments (including any sales, value added or similar taxes other than an income tax) levied, absorbed or otherwise imposed on or with respect to the production, sale, transportation, delivery or use of Products. A Product shall be considered sold when billed out or invoiced. To the extent applicable, components of Net Sales shall be determined in the ordinary course of business in accordance with GAAP. For the purposes of calculating Net Sales, the Parties understand and agree that (i) Affiliates or Relief and its Affiliates’ respective licensees, sub-licensees, assignees or successors shall not be regarded as independent Third Party customers and (ii) Net Sales shall not include Products distributed for product Development purposes, including for use in pre-clinical or clinical trials. For the avoidance of doubt, any co-promotion partner of Relief or its Affiliates who requires revenue recognition in connection with the sale of Products shall be treated in the same manner as an Affiliate of Relief for purposes of the definition of Net Sales.

1.54 “Net Selling Price” means the net sales per single gram of NaPB according to the reference analysis of NaPB in the Relief Territory, on a country by country basis.

1.55 “Olpruva” means the registered trademarks set forth in the Exhibit C.

1.56 “Party” or “Parties” has the meaning set forth in the preamble.

1.57 “Patent Rights” means (a) the Acer Patents and (b) the BCM Patents.

1.58 “Product” means a pharmaceutical composition or preparation which consists of or includes sodium phenylbutyrate (“NaPB”), including the product known with the code name ACER-001 and/or the trademark Olpruva as described in Schedule 1.5.

1.59 “Product Trademark” means any trademark, trade name or brand name, whether or not registered or capable of registration and all goodwill relating or attached thereto as well as any mark, symbol, word or other graphic or literal description used directly or indirectly, to Develop and Commercialize the Product. For the purpose of this definition, the Product Trademarks includes the trademarks Olpruva and Mix-Aid.

1.60 “Receiving Party” has the meaning set forth in Section 8.1.

1.61 “Regulatory Approval” means all approvals, including pricing approvals, that are necessary for the commercial sale of Product in a given country.

1.62 “Regulatory Authority” means any country, federal, supranational, state or local regulatory agency, department, bureau or other governmental or regulatory authority having the administrative authority to regulate the development or marketing of pharmaceutical products in any country, including the FDA and the European Medicines Agency.

1.63 “Relief” has the meaning set forth in the preamble.

1.64 “Relief Indemnitees” has the meaning set forth in Section 7.2.

1.65 “Relief Termination” has the meaning set forth in Section 3.3(a).

8

1.66 “Relief Territory” means the European Union, as defined herein, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, the United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia.

1.67 “Royalty Payment” shall have the meaning given in Section 5.2.

1.68 “Royalty Term” means, on a country-by-country and indication-by-indication basis, the period from the Effective Date until the earlier of the following two events occurs: (a) the expiry of the last Acer Patent Covering the manufacture, use, sale, offer for sale or import of Product in that country for such indication; and (b) twelve (12) years from the First Commercial Sale of Product in that country for such indication.

1.69 “Significant European Market” means Germany, Spain, United Kingdom, France or Italy.

1.70 “Subject Technology” has the meaning prescribed to it under the BCM License.

1.71 “Sublicense Participation” has the meaning set forth in Section 5.3.

1.72 “Term” has the meaning set forth in Section 10.1.

1.73 “Termination Agreement” has the meaning set forth in the Preamble.

1.74 “Territory” means either the “Acer Territory” or the “Relief Territory”.

1.75 “Third Party” means any person or entity other than Relief or Acer or an Affiliate of either Party.

1.76 “Third Party Claim” has the meaning set forth in Section 7.1.

1.77 “UCD(s)” means urea cycle disorder(s).

1.78 “U.S.” means the United States of America and its territories and possessions.

ARTICLE 2

LICENSE, CONDITION PRECEDENT AND GOVERNANCE

2.1 Exclusive License. Starting from the Effective Date and subject to all the terms and conditions of this Agreement, Acer grants to Relief the Acer Technology License and Acer Sublicense in accordance with the terms set forth in Section 9.2.

2.2 Condition Precedent. The effectiveness of this Agreement and of any right and obligation herein is subject to Relief’s receipt of the entire Initial Payment. The date of Relief’s receipt of the Initial Payment shall be considered as the effective date of this Agreement (“Effective Date”).

9

(a) Exclusively upon and subject to Relief’s receipt of the Initial Payment:

(i) the Collaboration Agreement shall be deemed as terminated; and

(ii) this Agreement and the Clinical Supply and Quality Agreements shall become effective.

(b) If the Initial Payment is not executed in accordance with the terms of the Termination Agreement, Relief will be entitled, at its sole election and discretion, to:

(i) enforce its right to receive the Initial Payment under the Termination Agreement and in this event: (A) the Collaboration Agreement shall remain in full force and effect until Relief’s receipt of the Initial Payment; and (B) this Agreement and the related Clinical Supply and Quality Agreements shall become effective only upon and subject to Relief’s receipt of the Initial Payment;

(ii) terminate this Agreement upon written notice to Acer and in this event: (A) the related Clinical Supply and Quality Agreements shall be considered as null, void and of no legal effect; and (B) the Collaboration Agreement shall continue to be fully effective in all its terms and conditions.

(iii) in both cases (i) and (ii), claim damages for the alleged breach.

2.3 Joint Steering Committee. The Parties hereby establish a joint steering committee (the “JSC”) to review the Development and Commercialization in the Relief Territory, and to encourage and facilitate the ongoing cooperation and communication between the Parties regarding the Development and Commercialization in the Parties’ respective Territories. The JSC will in particular:

(a) Review and monitor Development of the Product by the Parties in any indication and review Relief’s EU Development plan for the Product in any jurisdiction, whether leading up to Regulatory Approval or following Regulatory Approval, and any material modifications to any such Development plan;

(b) Review relevant Development Data and timely share information on progress of Development;

(c) Review Acer’s contractual establishment, qualification and maintenance of the manufacturing facilities and processes for purposes of manufacture and supply of Product for Development and Commercialization;

(d) Review and discuss either Party’s plans to advance, suspend or terminate Development of Product (on a country-by-country and indication-by-indication basis) at key decision points, including, but not limited to, the initiation or continuation of clinical trials and filing of applications for Regulatory Approval;

10

(e) Review either Party’s plans for Commercialization of Product in any jurisdiction, including with respect to identifying jurisdictions to pursue and access to those markets, activities leading up to launch in such jurisdiction of Product, reimbursement status of Product in a jurisdiction, and other relevant considerations for Commercialization in a particular jurisdiction;

(f) Review and discuss CoGs optimization by Acer and the Product’s Commercial Viability.

(g) Serve as a forum for the discussion of any safety, scientific or technical concerns regarding Development, Commercialization or the manufacture and supply of the Product;

(h) Serve as a forum for the discussion of intellectual property strategy with respect to Product, including reviewing and updating such strategy; and

(i) Perform such other appropriate activities and functions and make such other appropriate decisions as agreed by the Parties in writing.

2.4 Limitations of JSC Authority. The JSC will only have the powers expressly assigned to it in this Article 2 and elsewhere in this Agreement and will not have the authority to: (a) modify or amend the terms and conditions of this Agreement; or (b) decide any issue in a manner that would conflict with the express terms and conditions of this Agreement.

2.5 JSC Membership and Meetings.

(a) JSC Members. The JSC will consist of an equal number of members from each Party, initially with three (3) appointed by Acer and three (3) appointed by Relief, each of whom will have appropriate technical credentials, experience, knowledge and authority within such Party’s organization. Further, one (1) of such appointed members of the JSC by each Party will be its key person (each, a “Key Person”) to oversee such Party’s efforts with respect to Development and Commercialization in its Territory. Initial members for the JSC will constitute: Relief nominees, Paolo Galfetti, Marco Marotta, and Giorgio Reiner; and Acer nominees, Chris Schelling, John Klopp and Adrian Quartel. Each Party may replace its representatives on the JSC by written notice to the other Party.

(b) Meetings. The JSC will hold meetings at such times as it elects to do so, but such meetings will be held at least once every calendar quarter unless the JSC decides on a different frequency. Meetings of the JSC may be held in person, or by audio or video teleconference, at the JSC’s discretion, with in-person JSC meetings being held at locations selected on an alternating basis by the Parties. Each Party will be responsible for all of its own expenses in connection with participating in the JSC meetings.

(c) Non-Member Attendance. Each Party may from time to time invite a reasonable number of its representatives, who are not members of the JSC, to attend the JSC meetings in a non-voting capacity; provided, that such participants are bound by confidentiality and non-use obligations consistent with the terms of this Agreement; and provided, further, that each Party will provide reasonable prior written notice to the other Party if it has invited any Third Party (including any consultant) to attend such a meeting and the attendance of such Third Party will be subject to the consent of the other Party, which consent must not be unreasonably withheld or delayed.

11

2.6 No Decision-Making. The JSC shall be for communication and consultation purposes only, and shall have no decision-making authority. Each Party will be responsible for ensuring that, at all times, its representatives on the JSC act reasonably and in good faith in carrying out their respective responsibilities hereunder. Each Party will consider in good faith any recommendations brought to the JSC by the other Party.

ARTICLE 3

DEVELOPMENT

3.1 Acer Know-How Transfer for Developing Product. Acer will transfer the Acer Know-How to Relief starting within fifteen (15) Business Days after the Effective Date for Development in the Relief Territory, including all information to the extent in its possession concerning the Product necessary for the Development and Commercialization thereof, including information regarding its characterization, summaries of the status of its Development, all INDs filed anywhere in the world with respect to Product, all human clinical trial data and results related to the Product and all existing IND-enabling data. For avoidance of doubt, Acer’s obligation to support and provide Relief with Acer Know-How shall be ongoing throughout the Term of this Agreement. The activities to be performed by Acer pursuant to this Section 3.1 shall be subject to the following: (A) Acer shall transfer any available, or easily available, documentation, data or information free of charge; (B) in case of Relief’s request of other documentation, data, information or support, Relief shall reimburse to Acer the Acer’s reasonable FTE Costs required for such purpose, except that such activities shall be performed by Acer free of charge to Relief to the extent that the activities are related to, or concern the, UCDs; (C) Relief shall refund to Acer all the reasonable out-of-pocket expenses borne by Acer and agreed in advance. For the sake of clarity, Acer shall not charge to Relief the fees related to activities performed by Third Parties which could have been reasonable performed by Acer’s FTEs.

(a) Upon Relief’s request, Acer shall provide Relief with all then currently available Development Data and other information that is necessary or reasonably useful for Relief to Develop and Commercialize the Product in the Relief Territory. Any unreasonable delay by Acer in providing information that is necessary or useful in the Development or Commercialization of the Product in the Relief Territory shall toll the time for Relief to meet the timing requirements set forth in Section 3.2 and will be extended by the amount of time of Acer’s unreasonable delay.

(b) The Parties shall each prepare semi-annual written updates on Improvements and the Acer Technology, which shall include at least a description of (i) newly developed Improvements and Acer Know-How, (ii) strategy and activities for further Improvements and Acer Know-How, and (iii) current status, strategy, and activities for Acer Patents, BCM Patents and patenting of any Improvements, which updates shall be provided to the JSC in advance of the next scheduled JSC meeting and each Party shall have the right to reasonably request additional information from the other Party regarding the status and progress in this regard. Such updates will include activities undertaken by or on behalf of each Party since the last update was delivered, and the activities scheduled by or on behalf of each Party during the next twelve (12)-month period and the expected timing of such activities (including the estimated dates of initiation and completion of such activities).

12

3.2 Development. Relief will be responsible, at its own expense, for conducting Development in the Relief Territory and as set forth in this Section 3.2.

(a) Subject to the occurrence and continuation of Product’s Commercial Viability throughout the term of this Agreement, Relief will exercise Commercially Reasonable Efforts for Development in the Relief Territory. In furtherance thereof, Relief will be deemed to have exercised Commercially Reasonable Efforts for Development in the Relief Territory if it files an MAA for Regulatory Approval for the Product in the EU within three (3) years from the first positive assessment of Commercial Viability. Commercial Viability will be assessed every 6 months after the Effective Date while Relief maintains the License granted under this Agreement.

(b) Acer will provide Relief with reasonable assistance for Regulatory Approvals in the Relief Territory. The activities to be performed by Acer pursuant to this Section 3.2 shall be subject to the following: (i) Acer shall transfer any available, or easily available, documentation data or information free of charge; (ii) in case of Relief’s request of other documentation, data, information or support, Relief shall reimburse to Acer the Acer’s reasonable FTE Costs required for such purpose, except that such activities shall be performed by Acer free of charge to Relief to the extent that the activities are related to, or concern the, UCDs; (iii) Relief shall refund to Acer all the reasonable out-of-pocket expenses borne by Acer and agreed in advance. For the sake of clarity, Acer shall not charge to Relief the fees related to activities performed by Third Parties which could have been reasonable performed by Acer’s FTEs.

(c) Relief will not take action in respect of Development in the Relief Territory that would reasonably be expected to materially adversely impact the ability of Acer to obtain Regulatory Approval (in addition to the FDA Regulatory Approval of December 22, 2022) or to Commercialize outside the Relief Territory.

(d) At Relief’s expense, Acer will supply the Product to Relief for Development in the Relief Territory at Acer’s Cost of Goods according to a certain Clinical Supply Agreement and a certain Quality Technical Agreement (together, the “Clinical Supply and Quality Agreements”) based on Acer’s agreements with Third Party CDMCs for the manufacture and supply of Product, also executed between the Parties as of the Signing Date.

(e) Upon Relief’s request and, in any case, in the JSC meetings, Acer shall keep Relief informed about its Development strategy for the Product in any indication in the countries outside the Relief Territory. The Parties agree that Relief shall have the right to request any change to Acer’s Development strategy which is reasonably required in order to support Relief’s Development in the Relief Territory. Acer shall consider in good faith and, if mutually agreed with Relief, implement such change, provided that (i) Relief shall pay any costs required by such change and (ii) the change does not unreasonably affect or delay the Development strategy or timeline set by Acer in its territories. For avoidance of doubt, Acer will not take action in respect of Development in the Acer Territory that would reasonably be expected to materially adversely impact the ability of Relief to obtain Regulatory Approval or to Commercialize in the Relief Territory.

13

3.3 Relief Termination.

(a) Notwithstanding any other provision of this Agreement to the contrary, Relief may for any reason in its sole discretion decide on three (3) months’ written notice (or any shorter period to which Acer agrees in its sole discretion) to not proceed with Development and Commercialization in all countries within the Relief Territory (a “Relief Termination”), in which case (i) Relief will not be responsible for any further monetary or other obligations to Acer that accrue following a Relief Termination, but without limiting its obligations for activities and obligations prior to such cessation, (ii) all payments made by Relief under this Agreement as of the Relief Termination (and any other payments and reimbursements) are non-refundable and (iii) all rights and data with respect to Product will thereupon revert or transfer to Acer; provided, however, that after the occurrence of the First Commercial Sale in at least one Significant European Market, Relief may decide to not proceed with Development and Commercialization in one or more countries within the Relief Territory which are identified to Acer in writing (the “Excluded Countries”) without triggering a Relief Termination so long as Relief continues to exercise Commercially Reasonable Efforts for Development and Commercialization for the remaining countries within the Relief Territory and otherwise performs this Agreement in accordance with its terms, with Relief agreeing that any Excluded Countries shall, following such identification by Relief to Acer in writing, be excluded from the Relief Territory for purposes of this Agreement.

(b) In the event of a Relief Termination, (i) Acer will immediately regain worldwide rights to Product, and the License shall be immediately terminated except to the extent necessary for Relief to fulfill its ongoing obligations until completed, (ii) all rights and responsibilities of Relief with respect to Development in the Relief Territory will revert to Acer, (iii) Relief will transfer sponsorship of the management of any Development in the Relief Territory to Acer to the extent requested by Acer and (iv) Acer will thereafter be free to Develop and Commercialize the Product anywhere in the world in its sole discretion and at its sole expense, provided that Relief will be responsible for the monetary obligations under Article 5 accrued as of the Relief Termination. Acer shall refund to Relief all the reasonable out-of-pocket expenses borne by Relief in relation to the activities required under this Section 3.3 (b).

3.4 Performance by Relief. Relief will perform Development Activities in accordance with its expertise, the terms and conditions of this Agreement and Applicable Laws, including GCP and GMP to the extent applicable. If there is any conflict between performance in accordance with Applicable Laws and this Agreement, performance in accordance with Applicable Laws will prevail.

14

ARTICLE 4

COMMERCIALIZATION

4.1 Commercialization of Product in the Relief Territory. Subject to the occurence and continuation of Product’s Commercial Viability, Relief will be responsible for and will use Commercially Reasonable Efforts to Commercialize in the Relief Territory following Regulatory Approval. Relief will own all Regulatory Approvals in the Relief Territory during the Term. Each Party will not take any action in respect of Commercialization in its Territory that would reasonably be expected to materially adversely impact the ability of the other Party to obtain additional Regulatory Approvals or to Commercialize in its Territory.

4.2 Commercial Supply. Acer will supply the Product to Relief for Commercialization in the Relief Territory at Acer’s Cost of Goods. Such supply will be subject to separate Commercial Supply Agreement and Quality Technical Agreement (the “Commercial Supply and Quality Agreement”) to be negotiated in good faith based on Acer’s agreements with Third Party CDMCs for the manufacture and supply of Product within the term of 12 (twelve) calendar months from the Effective Date. The Commercial Supply and Quality Agreement shall include the binding terms detailed in Schedule 4.2. Within twenty (20) calendar days after the Effective Date and during the Term Acer shall promptly share with Relief a copy of the agreements in force with any Third Party CDMC and any amendment thereof.

4.3 Technology Transfer for Manufacture of the Product. At any time after the Effective Date, Relief shall have the right to request Acer to allow the transfer of the manufacture of Product for the Relief Territory to a CDMC designated by Relief which may be located in any country of the world. Acer shall perform its Commercially Reasonable Efforts to support Relief for such transfer. The activities to be performed by Acer pursuant to this Section 4.3 shall be subject to the following: (A) Acer shall transfer any available, or easily available, documentation data or information free of charge; (B) in case of Relief’s request of other documentation, data, information or support, Relief shall reimburse to Acer the Acer’s reasonable FTE Costs required for such purpose; (C) Relief shall refund to Acer all the reasonable out-of-pocket expenses borne by Acer and agreed in advance.

4.4 Product Recalls. Any Product recall to be executed during the Term of this Agreement shall be managed by the Parties in accordance with the terms of the Clinical Supply and Quality Agreement and the Commercial Supply and Quality Agreement, as the case may be. Each Party shall bear the costs and expenses of any recall to the extent such recall results from any cause or event attributable to such party under the above-mentioned agreements.

15

4.5 Safety Data Exchange. Each Party will promptly inform the other about any relevant safety data concerning the Product that comes to its attention, in particular information concerning adverse drug reactions/experiences. The Parties will negotiate in good faith and enter, not later than 90 (ninety) calendar days before the First Commercial Sale of the Product in the first country of the Relief Territory, into a safety data exchange agreement regarding Product, which will set forth standard operating procedures governing the collection, investigation, reporting and exchange of information concerning adverse drug reactions/experiences sufficient to permit each Party to comply with its regulatory and other legal obligations within the applicable timeframes (the “Safety Date Exchange Agreement” or “SDEA”). The SDEA will (a) identify Relief/its Affiliates/its sublicensees holding a Regulatory Approval for the Product in the Territory which are responsible for the timely reporting of all relevant adverse drug reactions/experiences, Product complaints and safety data relating to Product to the appropriate Regulatory Authorities in the Relief Territory in accordance with all Applicable Laws and (b) allow each Party to comply with all regulatory and legal requirements regarding the management of safety data by providing for the exchange of relevant information in the appropriate format within applicable timeframes. Acer will maintain a global database containing all adverse drug reactions/experiences reported to either of the Parties and that will be used for safety monitoring activities, safety reports and responses to safety queries from Regulatory Authorities for the Product (the “Global Safety Database”). Relief/its Affiliates/its sub-licensees may hold and maintain their own safety database for the Product as needed or required according to local Applicable Laws. Notwithstanding that, Relief/its Affiliates/its sub-licensees shall rely on the data included in the Global Safety Database as complete source for safety monitoring activities, safety reports and responses to safety queries from Regulatory Authorities for the Product.

ARTICLE 5

FINANCIAL PROVISIONS

5.1 Cost for Developing and Commercializing the Product. Relief will be responsible for all costs and expenses for Development (including Regulatory Approval) and Commercialization in the Relief Territory.

5.2 Commercialization of the Product in the Relief Territory. From the Effective Date through the end of the earlier of the Royalty Term or the termination of this Agreement, Relief shall pay to Acer the lesser of (a) ten percent (10%) of Net Sales, or (b) the difference between thirty percent (30%) and the actual incidence in percentage of Acer’s Cost of Goods plus the shipping costs over Net Selling Price (Applicable formula: 30% - {[(CoGs + shipping costs)/Net Selling Price] * 100} (but in any case not less than zero), for Net Sales of Product in the Relief Territory for each calendar quarter on a country-by-country and indication-by-indication basis (each, a “Royalty Payment”). Notwithstanding the foregoing, in case of Commercialization of the Product by Relief in the Relief Territory for the MSUD indication in a country covered by a BCM Patent, Relief shall be in any case responsible to pay Acer, on a country-by-country basis and in such indication, an amount equal to two percent (2%) of Net Sales for the Product as required to Acer according to the BCM License. For the sake of clarity, in case the Royalty Payment, on a country-by-country basis and in MSUD indication, is higher than the abovementioned two percent (2%), the Royalty Payment shall be deemed as inclusive of such two percent (2%) and Relief shall be obliged to pay Acer an amount corresponding to the Royalty Payment only. Acer shall transfer the amount received by Relief according to the terms of Section 4.3.1 of the BCM License.

16

5.3 Sublicense or Transfer/Assignment by Relief. From the Effective Date through the Term or the earlier termination of this Agreement, Relief shall pay to Acer twenty percent (20%) of all cash, stock or other payments or value transferred and received by Relief from a Third Party for the direct or indirect sublicense, sale, transfer or assignment of all or any part of Relief’s rights under this Agreement (the “Sublicense Participation”). Such value transfers shall not include any payments for (i) reimbursements of research, development, or other expenses; (ii) equity in Relief or its Affiliate, or other costs or other value received by the transferor. Such payments to Acer shall be made within fourteen (14) days of receipt by Relief, along with a description of the amount and any calculation (including any proposed allocation or proration of amounts not attributable to Relief’s rights under this Agreement). Notwithstanding the foregoing, Relief shall be at all times responsible to make Royalty Payments according to the terms of Section 5.2 in relation to the Net Sales of the Product in the Relief Territory by any of Relief or its Affiliates’ sublicensees. For the sake of clarity, no Sublicense Participation shall be applicable to any royalty payments received by Relief in relation to the Net Sales of the Product in the Relief Territory by any of Relief or its Affiliates’ sublicensees.

5.4 Payments; Reports. All payments due from Relief under Section 5.2 will be calculated and reported to Acer for each calendar quarter within thirty (30) days following the end of the applicable calendar quarter. Each Royalty Payment will include a report by Relief detailing the Net Sales in the Relief Territory for the applicable calendar quarter with reasonable detail regarding the basis of the payment made, including, on a country-by-country basis, the volume of Product sold, the gross sales, and Net Sales of Product, the amount payable, the method used to calculate such amount and the exchange rates used.

5.5 Currency; Exchange Rate. All payments to be made under this Agreement will be made in US Dollars by bank wire transfer in immediately available funds to a bank account designated by written notice from the receiving Party. When conversion of payments from any foreign currency is required, such conversion will be at an exchange rate equal to the average of the daily rates of exchange for the currency of the country from which such payments are payable as published by The Wall Street Journal, Western U.S. Edition during the quarter for which a payment is due.

5.6 Late Payments. If a Party does not receive payment of any sum due to it on or before the due date therefor, simple interest will thereafter accrue on the sum due to such Party from the due date until the date of payment at a per-annum rate of three percent (3%). The payment of such interest will not limit the Party entitled to payment from exercising any other rights it may have as a consequence of the lateness of any payment.

17

5.7 Financial Records; Audit.

(a) Each Party will keep, and require its Affiliates to keep, reasonably detailed, fair and true books of accounts and records for the purpose of determining the amounts payable to the other Party pursuant to this Agreement. Such books and records will be kept for at least three (3) full years following the end of the year to which they pertain or such longer periods if required by law.

(b) Each Party will allow an independent certified public accountant selected by the auditing Party and reasonably acceptable to the audited Party to audit its records for such year to verify the accuracy of any financial report furnished by such Party and any amounts to be shared or paid under this Agreement for the preceding three (3) full years. Such audits may be exercised during normal business hours upon reasonable prior written notice by a Party to the other Party. The cost of such any audit will be borne by the Party requesting such audit, unless the audit discloses an underpayment by the audited Party of more than seven and one half percent (7.5%) of the amount of payments due under this Agreement for any applicable quarter, in which case the audited Party will bear the cost of such audit.

(c) Any amounts shown to be owed but unpaid, or overpaid and in need of refund, will be paid or refunded (as the case may be) within twenty-five (25) days after the accountant’s report, plus interest (as set forth in Section 5.6) from the original due date.

5.8 Tax.

(a) Taxes on Income. Each Party will be solely responsible for the payment of all taxes imposed on its share of income, including any payments received, as contemplated in this Agreement.

(b) Tax Cooperation. The Parties agree to cooperate, and if necessary assure that their Affiliates will cooperate, with one another and use reasonable efforts to avoid or reduce tax withholding or similar obligations in respect of any payments made by a Party to the other Party under this Agreement. Each Party will promptly furnish to the other Party any reasonable documentation or information (including official tax certificates such as IRS Form W-8) necessary to effectuate the foregoing.

(c) Withholding Tax. To the extent a Party is required by Applicable Laws to deduct and withhold taxes on any payment to the other Party, the paying Party will pay the amounts of such taxes to the proper tax authority in a timely manner and promptly transmit to the other Party an official tax certificate or other evidence of such withholding sufficient to enable such other Party to claim such payment of taxes. For avoidance of doubt, in case of payment of any withholding tax or similar tax or charge in relation to the payments made under this Agreement, the paying Party will be entitled to deduct such non-eliminable withholding or similar tax or charge from the due amount and the payment obligation will be deemed fulfilled upon the other Party’s receipt of the deducted amount.

18

ARTICLE 6

REPRESENTATIONS, WARRANTIES AND COVENANTS

6.1 Mutual Representations and Warranties. Each Party hereby represents, warrants and covenants (as applicable) to the other Party as follows:

(a) Corporate Existence and Power. As of the Signing Date, it is a company or corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated, and has full corporate power and authority and the legal right to own and operate its property and assets and to carry on its business as it is now being conducted and as contemplated in this Agreement, including the right to grant the licenses granted by it hereunder.

(b) Authority and Binding Agreement. As of the Signing Date, (i) it has the corporate power and authority and the legal right to enter into this Agreement and perform its obligations hereunder; (ii) it has taken all necessary corporate action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder; and (iii) this Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid and binding obligation of such Party that is enforceable against it in accordance with its terms.

(c) No Conflict; Covenant. As of the Signing Date and during the Term, it is not a party to any agreement that would materially prevent it from granting the rights granted to the other Party under this Agreement or performing its obligations under this Agreement.

(d) Compliance with Law. As of the Signing Date and during the Term, it will comply in all material aspects with all Applicable Laws in the course of performing its obligations and exercising its rights under this Agreement.

6.2 Additional Representations and Warranties of Acer. Acer represents, warrants and covenants (as applicable) to Relief that:

(a) As of the Signing Date and during the Term, Acer (i) has the right to grant the Acer Technology License and the Acer Sublicense; and (ii) has not granted and will not grant any right to any Third Party that would conflict with or adversely affect the Acer Technology License or the Acer Sublicense;

(b) As of the Signing Date, there are no actual, pending or, to Acer’s knowledge, alleged or threatened adverse actions, suits, proceedings or claims against Acer involving Product or Acer Technology, including but not limited to Acer’s ability to develop, make, have made, use, sell, have sold, offer to sell, Commercialize or import Product or Acer Technology, the validity of the Acer Technology, or ownership of Product or Acer Technology, nor has Acer received any written communication from any Third Party, including any Regulatory Authority or other government agency, threatening such action, suit, proceeding or claim. Acer shall immediately notify Relief if any of the above events occurs after the Signing Date and during the Term;

19

(c) As of the Signing Date, neither Acer nor any of its Affiliates has filed any regulatory filing for marketing approval of Product in the Relief Territory;

(d) As of the Signing Date, Acer is not debarred or disqualified under the United States Federal Food, Drug and Cosmetic Act or comparable Applicable Laws in the Territory and it has not employed or used the services of any person who is debarred or disqualified in connection with activities relating to any pharmaceutical products. Acer shall immediately notify Relief if any of the above events occurs between the Signing Date and the Effective Date;

(e) As of the Signing Date and other than with respect to the matters described in Acer’s public filings, there are no legal claims, judgments or settlements against or owed by Acer or any of its Affiliates or pending or, to Acer’s knowledge, threatened, in each case, relating to antitrust, anti-competition, anti-bribery, corruption violations, or other violations of the securities laws of the United States. Acer shall immediately notify Relief if any of the above events occurs between the Signing Date and the Effective Date;

(f) As of the Signing Date, the BCM Patents Cover the use of the Product for MSUD only and do not Cover the use of the Product for UCD. After the Signing Date and during the Term, Acer shall immediately notify Relief if any BCM Patent Covers any use of the Product in any other indication in the Field; and

(g) As of the Signing Date and during the Term, Acer shall be the sole party responsible to perform any payment obligation required under the BCM License, even if related to the use of the BCM License in the Relief Territory, including the Milestone Payments under Section 4.5 of the BCM License. For the sake of clarity, except for the royalty payments due by Relief to Acer and transferred by Acer according to the terms of the BCM License, as regulated at Section 5.2 of this Agreement, Relief shall not be responsible to make any other payment relating to, or concerning, the BCM License.

6.3 Additional Representations and Warranties of Relief. Relief represents, warrants and covenants (as applicable) to Acer that:

(a) As of the Signing Date, Relief is not debarred or disqualified under the United States Federal Food, Drug and Cosmetic Act or comparable Applicable Laws in the Territory and it has not employed or used the services of any person who is debarred or disqualified in connection with activities relating to any pharmaceutical products. Relief shall immediately notify Acer if any of the above events occurs between the Signing Date and the Effective Date; and

(b) As of the Signing Date, there are no legal claims, judgments or settlements against or owed by Relief or any of its Affiliates or pending or, to Relief’s knowledge, threatened, in each case, relating to antitrust, anti-competition, anti-bribery or corruption violations. Relief shall immediately notify Acer if any of the above events occurs between the Signing Date and the Effective Date.

20

6.4 Acer Covenants. In addition to any covenants made by Acer elsewhere in this Agreement, Acer hereby covenants to Relief as follows:

(a) Acer will conduct any Development Activities and Commercialization performed by it under this Agreement in a competent and professional manner and the personnel assigned to perform Development Activities and Commercialization by Acer under this Agreement will be qualified and professionally capable of performing such Development Activities and Commercialization;

(b) Acer will use its Commercially Reasonable Efforts to reduce the CoGs during the Term;

(c) Acer will not knowingly, during any period in which it conducts Development, employ or use the services of any person who is debarred or disqualified in connection with activities relating to Product; and, in the event that Acer becomes aware of the debarment or disqualification or threatened debarment or disqualification of any person providing services to Acer with respect to any activities relating to Product, Acer will immediately notify Relief in writing and Acer will cease employing, contracting with or retaining any such person to perform any services relating to Product;

(d) Acer will not, in connection with the performance of its obligations under this Agreement, directly or indirectly through Third Parties, pay, promise or offer to pay, or authorize the payment of, any money or give any promise, or offer to give or authorize the giving, of anything of value to a public official or entity or other person for purpose of obtaining or retaining business for or with, or directing business to, any person, nor will Acer directly or indirectly promise, offer or provide any corrupt payment, gratuity, emolument, bribe, kickback, illicit gift or hospitality or other illegal or unethical benefit to a public official or entity or any other person in connection with the performance of Acer’s obligations under this Agreement;

(e) Acer will not, in connection with the performance of its obligations under this Agreement, directly or indirectly through Third Parties, engage in anti-competitive business practices, such as, but not limited to, price fixing, price collusion, pay-for-delay, or other anti-competitive business practices in violation of applicable antitrust or anticompetition laws;

(f) Acer and its employees and contractors, in connection with the performance of Acer’s obligations under this Agreement, will not knowingly cause Relief to be in violation of the FCPA, the Export Control Laws or any other Applicable Laws;

(g) Acer will immediately notify Relief if it has any information or suspicion that there may be a violation of the FCPA, the Export Control Laws or any other Applicable Laws in connection with the performance of its obligations under this Agreement;

(h) Acer shall use its Commercially Reasonable Efforts to maintain in full force and effect the BCM License throughout the Term, including Relief’s right to receive a direct license from BCM upon termination of the BCM License according to the terms of Section 11.5 of the BCM License; and

(i) Starting from the Signing Date and during the first six (6) years of the Term, neither Acer nor any of its Affiliates, nor any of their respective licensees, assignees or successors, shall directly or indirectly seek Regulatory Approval for or Commercialize any Competing Product in the Relief Territory.

21

6.5 Relief Covenants. In addition to any covenants made by Relief elsewhere in this Agreement, Relief hereby covenants to Acer as follows:

(a) Relief will conduct the Development Activities and Commercialization performed by it under this Agreement in a competent and professional manner and the personnel assigned to perform Development Activities and Commercialization by Relief under this Agreement will be qualified and professionally capable of performing such Development Activities and Commercialization;

(b) Relief will not knowingly, during any period in which it conducts Development, employ or use the services of any person who is debarred or disqualified in connection with activities relating to Product; and, in the event that Relief becomes aware of the debarment or disqualification or threatened debarment or disqualification of any person providing services to Relief with respect to any activities relating to Product, Relief will immediately notify Acer in writing and Relief will cease employing, contracting with or retaining any such person to perform any services relating to Product;

(c) Relief will not, in connection with the performance of its obligations under this Agreement, directly or indirectly through Third Parties, pay, promise or offer to pay, or authorize the payment of, any money or give any promise, or offer to give or authorize the giving, of anything of value to a public official or entity or other person for purpose of obtaining or retaining business for or with, or directing business to, any person, nor will Relief directly or indirectly promise, offer or provide any corrupt payment, gratuity, emolument, bribe, kickback, illicit gift or hospitality or other illegal or unethical benefit to a public official or entity or any other person in connection with the performance of Relief’s obligations under this Agreement;

(d) Relief will not, in connection with the performance of its obligations under this Agreement, directly or indirectly through Third Parties, engage in anti-competitive business practices, such as, but not limited to, price fixing, price collusion, pay-for-delay, or other anti-competitive business practices in violation of applicable antitrust or anticompetition laws;

(e) Relief and its employees and contractors, in connection with the performance of Relief’s obligations under this Agreement, will not knowingly cause Acer to be in violation of the FCPA, the Export Control Laws or any other Applicable Laws;

(f) Relief will immediately notify Acer if it has any information or suspicion that there may be a violation of the FCPA, the Export Control Laws or any other Applicable Laws in connection with the performance of its obligations under this Agreement;

(g) Subject to Acer’s covenants under Section 6.2(g) and Section 6.4.(h), Relief acknowledges and agrees that Acer’s rights to the (i) BCM Patents and (ii) Subject Technology are subject to the terms, obligations and conditions of the BCM License. Relief hereby covenants to abide by the terms and conditions of the BCM License, including Section 8.1 of the BCM License, as a condition of the Acer Sublicense; and

22

(h) During the first six (6) years of the Term, if Relief, any of its Affiliates, or any of their respective sublicensees, assignees or successors pursuant to this Agreement, directly or indirectly Commercialize any Competing Product in the Relief Territory, Relief, any of its Affiliates, or any of their respective sublicensees, assignees or successors shall be obliged to pay to Acer a Royalty Payment calculated, mutatis mutandis, on such Competing Product until the end of that six-year period or the end of the Royalty Term, whichever occurs first. For sake of clarity, Relief and its Affiliates shall be entitled at all time to perform contract service activities in favor of Third-Parties in relation to any product indicated for UCDs and no Royalty Payment shall apply in relation to such services activities.

6.6 Performance by Affiliates and Subcontractors. The Parties recognize that each Party may perform some or all of its obligations or exercise some or all of its rights under this Agreement through one or more Affiliates or subcontractors; provided, in each case, that (a) none of the other Party’s rights hereunder are diminished or otherwise adversely affected as a result of such delegation or subcontracting, and (b) each such Affiliate or subcontractor undertakes in writing obligations of confidentiality and non-use regarding Confidential Information and relating to ownership of intellectual property rights which are substantially the same as those undertaken by the Parties pursuant to Article 8 and Article 9; and provided, further, that such Party will at all times be fully responsible for the performance and payment of such Affiliate or subcontractor.

6.7 Disclaimer. EXCEPT AS EXPRESSLY STATED IN THIS ARTICLE 6, NO REPRESENTATIONS OR WARRANTIES WHATSOEVER, WHETHER EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OR NON-MISAPPROPRIATION OF THIRD-PARTY INTELLECTUAL PROPERTY RIGHTS, IS MADE OR GIVEN BY OR ON BEHALF OF A PARTY. ALL SUCH REPRESENTATIONS AND WARRANTIES, WHETHER ARISING BY OPERATION OF LAW OR OTHERWISE, ARE HEREBY EXPRESSLY EXCLUDED.

ARTICLE 7

INDEMNIFICATION; LIMITATION OF LIABILITY

7.1 Indemnification by Relief. Relief hereby agrees to defend, hold harmless and indemnify each of Acer, its Affiliates and their agents, shareholders, directors, officers, employees and consultants and successors and assigns of any of the foregoing (the “Acer Indemnitees”) from and against any and all liabilities, expenses and losses, including reasonable legal expenses and attorneys’ fees (collectively “Losses”), incurred by any Acer Indemnitee as a result of any suits, claims, actions and demands brought by a Third Party (each, a “Third Party Claim”) arising directly or indirectly out of (a) any breach of any representations, warranties, covenants or agreements by Relief under this Agreement caused by any act or omission of Relief, (b) the negligence or willful misconduct of any Relief Indemnitee or (c) the research, Development, manufacture, use, handling, storage, Commercialization or other disposition of Product by Relief or any of its Affiliates, or any of their respective licensees, assignees or successors. Relief’s obligation to indemnify the Acer Indemnitees pursuant to the foregoing sentence will not apply to the extent that any such Losses arise from any activities set forth in Section 7.2 for which Acer is obligated to indemnify Relief Indemnitees under Section 7.2. Furthermore, Relief hereby agrees

23

to indemnify the HHMI Indemnitees (as defined in the BCM License) by counsel reasonably acceptable to HHMI (as defined in the BCM License) and to hold the HHMI Indemnitees harmless from and against any HHMI Claims (as defined in the BCM License) based upon arising out of or otherwise relating to the BCM License or this Agreement, including any cause of action relating to product liability, or the use, handling, storage or disposition of Product and Acer Technology by Relief or others who possess Product and Acer Technology through a chain of possession leading back, directly or indirectly, to Relief. The previous sentence will not apply to any HHMI Claim that is determined with finality by a court of competent jurisdiction to result solely from the gross negligence or willful misconduct of an HHMI Indemnitee. Relief further agrees not to settle any HHMI Claim against an HHMI Indemnitee without HHMI’s written consent where (i) such settlement would include any admission of liability on the part of any HHMI Indemnitee, (ii) such settlement would impose any restriction on any HHMI Indemnitee’s conduct of any of its activities or (iii) such settlement would not include an unconditional release of all HHMI Indemnitees from all liability for claims that are the subject matter of the settled claim.

7.2 Indemnification by Acer. Acer hereby agrees to defend, hold harmless and indemnify Relief, its Affiliates and their agents, shareholders, directors, officers, employees and consultants and successors and assigns of any of the foregoing (the “Relief Indemnitees”) from and against any and all Losses incurred by any Relief Indemnitee as a result of any Third Party Claims arising directly or indirectly out of (a) any breach of any representations, warranties, covenants or agreements by Acer under this Agreement, (b) the negligence or willful misconduct of any Acer Indemnitee or (c) the research, Development, manufacture, use, handling, storage, Commercialization or other disposition of Product by Acer or any of its Affiliates, or any of their respective licensees, assignees or successors. Acer’s obligation to indemnify the Relief Indemnitees pursuant to the foregoing sentence will not apply to the extent that any such Losses arise from any activities set forth in Section 7.1 for which Relief is obligated to indemnify Acer Indemnitees under Section 7.1.

7.3 Procedure. The indemnified Party will provide the indemnifying Party with prompt notice of the claim giving rise to the indemnification obligation pursuant to this Article 7 and the exclusive ability to defend (with the reasonable cooperation of the indemnified Party) or settle any such claim; provided, however, that the indemnifying Party will not enter into any settlement for damages other than monetary damages without the indemnified Party’s written consent, such consent not to be unreasonably withheld. The indemnified Party will have the right to participate, at its own expense and with counsel of its choice, in the defense of any claim or suit that has been assumed by the indemnifying Party. If the Parties cannot agree as to the application of Sections 7.1 and Section 7.2 to any particular Third-Party Claim, the Parties may conduct separate defenses of such Third Party Claim. Each Party reserves the right to claim indemnity from the other in accordance with Sections 7.1 and Section 7.2 above upon resolution of the underlying claim, notwithstanding the provisions of this Section 7.3 requiring the indemnified Party to tender to the indemnifying Party the exclusive ability to defend such claim or suit. The failure to deliver written notice to the indemnifying Party within a reasonable time after the commencement of any action with respect to a Third Party Claim will only relieve the indemnifying Party of its indemnification obligations under this Article 7 if and to the extent the indemnifying Party is actually prejudiced thereby.

24

7.4 Limitation of Liability. NEITHER PARTY WILL BE LIABLE TO THE OTHER FOR ANY SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES OR LOSS OF PROFITS ARISING FROM OR RELATING TO ANY BREACH OF THIS AGREEMENT, REGARDLESS OF ANY NOTICE OF THE POSSIBILITY OF SUCH DAMAGES. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS SECTION 7.4 IS INTENDED TO OR WILL LIMIT OR RESTRICT THE INDEMNIFICATION RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER SECTION 7.1 OR SECTION 7.2, OR DAMAGES AVAILABLE FOR A PARTY’S BREACH OF CONFIDENTIALITY OBLIGATIONS IN ARTICLE 8, OR RIGHTS OR OBLIGATIONS OF ANY PARTY UNDER ARTICLE 9.

7.5 Insurance. Each Party, at its own expense, will maintain product liability and other appropriate insurance (or self-insure) in an amount consistent with sound business practice in the region(s) where the Party operates and reasonable in light of its obligations under this Agreement. Each Party will provide a certificate of insurance (or evidence of self-insurance) evidencing such coverage to the other Party upon request.

ARTICLE 8

CONFIDENTIALITY

8.1 Confidentiality. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing by the Parties, each Party (in such capacity, the “Receiving Party”) agrees that, for the Term and for a period of ten (10) years thereafter, it will keep confidential and will not publish or otherwise disclose and will not use for any purpose other than as provided for in this Agreement (which includes the exercise of any rights or the performance of any obligations hereunder) any Confidential Information of the other Party (in such capacity, the “Disclosing Party”). Pursuant to Section 9.1, all Development Data shall be deemed as Confidential Information of Acer. The Receiving Party will use at least the same standard of care as it uses to protect proprietary or confidential information of its own (but in no event less than reasonable care) to ensure that its, and its Affiliates’, employees, directors, officers, agents, consultants, advisors (including legal, accounting or other professional advisors) and other representatives (collectively the “Representatives”) do not disclose or make any unauthorized use of the Confidential Information. The Receiving Party may disclose Confidential Information only to its Representatives on a need-to-know basis, and the Receiving Party shall have executed appropriate written agreements with its Representatives sufficient to enable it to comply with all the provisions of this Agreement, and the Receiving Party will be responsible for the acts or omissions of such Representatives with regards to any breach of the confidentiality obligations herein by such Representatives. The Receiving Party will promptly notify the Disclosing Party upon discovery of any unauthorized use or disclosure of the Disclosing Party’s Confidential Information and will cooperate with the Disclosing Party in every reasonable way to help the Disclosing Party regain possession of the Confidential Information and prevent its further unauthorized use or disclosure. The foregoing confidentiality and non-use obligations will not apply to any portion of the Confidential Information that the Receiving Party can demonstrate by competent written proof:

(a) was already known to the Receiving Party, other than under an obligation of confidentiality, at the time of disclosure by the Disclosing Party;

25

(b) was generally available to the public or otherwise part of the public domain at the time of its disclosure to the Receiving Party;

(c) became generally available to the public or otherwise part of the public domain after its disclosure and other than through any act or omission of the Receiving Party in breach of this Agreement;

(d) is subsequently disclosed to the Receiving Party by a Third Party who has a legal right to make such disclosure without any obligation of confidentiality; or

(e) is subsequently independently discovered or developed by the Receiving Party without the aid, application or use of the Disclosing Party’s Confidential Information, as evidenced by written records.

8.2 Authorized Disclosure. Notwithstanding the obligations set forth in Section 8.1, the Receiving Party may disclose the Disclosing Party’s Confidential Information and the terms of this Agreement to the extent:

(a) such disclosure is reasonably necessary for (i) Development or Commercialization or manufacture or supply of any Product, including obtaining and maintaining Regulatory Approval or patent protection, pursuant to the terms of this Agreement; or (ii) prosecuting or defending litigation as contemplated by this Agreement;

(b) such disclosure is reasonably necessary: (i) to the Receiving Party’s directors, attorneys, independent accountants or financial advisors for the sole purpose of enabling such directors, attorneys, independent accountants or financial advisors to provide advice to the Receiving Party, provided, that in each such case on the condition that such directors, attorneys, independent accountants and financial advisors are bound by confidentiality and non-use obligations consistent with those contained in this Agreement; or (ii) to actual or potential investors, acquirers, licensors, licensees, collaborators or other business partners solely for the purpose of evaluating or carrying out an actual or potential investment, acquisition, license or collaboration; provided that in each such case on the condition that such disclosures are bound in by confidentiality and non-use obligations consistent with those contained in this Agreement; or

(c) such disclosure is required by Applicable Laws, including judicial or administrative process. Confidential Information that is disclosed under this Section 8.2(c) will remain otherwise subject to the confidentiality and non-use provisions of this Article 8, and the Party disclosing Confidential Information pursuant to Applicable Laws may disclose, but only to the extent so required, and will take all steps reasonably necessary, including seeking of confidential treatment or a protective order to ensure the continued confidential treatment of such Confidential Information.

Notwithstanding the foregoing, in the event a Party is required to make a disclosure of the other Party’s Confidential Information pursuant to Section 8.2(a)(ii) or Section 8.2(c), it will give reasonable advance written notice to the other Party of such disclosure to allow the other Party a reasonable opportunity to seek a protective order or equivalent and use efforts to secure confidential treatment of such information at least as diligent as such Party would use to protect its own confidential information, but in no event less than reasonable efforts. In any event, the Parties agree to take all reasonable action to avoid disclosure of Confidential Information hereunder. Any such disclosure, however, will not relieve such Party of its obligations as the Receiving Party contained herein.

26

8.3 Public Announcements.

(a) Publicity. Except as provided under Section 8.3(b) and (c) or as may be required by Applicable Laws, no Party will use the name, trademark, trade name or logo of the other Party, its Affiliates or their respective employee(s) in any publicity, promotion, news release or disclosure relating to this Agreement or its subject matter, without the prior express written permission of the other Party.

(b) Press Releases. As soon as practicable following the Signing Date, the Parties will issue their respective separate press releases announcing the execution of this Agreement in substantially the form exchanged between and agreed to by the Parties prior to the announcement. Except as required by applicable securities laws (including disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) or any stock exchange on which securities issued by a Party or its Affiliates are traded), neither Party will make any other public announcement concerning this Agreement or the subject matter hereof without the prior written consent of the other, which will not be unreasonably withheld or delayed; provided that each Party may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst calls, or issue press releases, so long as any such public statement or press release is not inconsistent with prior public disclosures or public statements approved by the other Party pursuant to this Section 8.3 and which do not reveal non-public information about the other Party. In the event of a required public announcement, to the extent practicable under the circumstances, the Party making such announcement will provide the other Party with a copy of the proposed text of such announcement sufficiently in advance of the scheduled release to afford such other Party a reasonable opportunity to review and comment upon the proposed text.

(c) Filing of this Agreement. The Parties will coordinate in advance with each other in connection with the filing of this Agreement (including redaction of certain provisions of this Agreement) with the SEC or any stock exchange or governmental agency on which securities issued by a Party or its Affiliate are traded, and each Party will use reasonable efforts to seek confidential treatment for the terms proposed to be redacted; provided, that each Party will ultimately retain control over what information to disclose to the SEC or any stock exchange or other governmental agency, as the case may be, and provided, further, that the Parties will use their reasonable efforts to file redacted versions with any governing bodies which are consistent with redacted versions previously filed with any other governing bodies. Other than such obligation, neither Party (nor its Affiliates) will be obligated to consult with or obtain approval from the other Party with respect to any filings to the SEC or any stock exchange or other governmental agency.

27

8.4 Publication. At least thirty (30) days prior to a Party or of any of its Affiliates publishing, publicly presenting or submitting for written or oral publication a manuscript, abstract or the like that includes Acer Technology that has not been previously published, such Party will provide to the other Party a draft copy thereof for its review (unless such Party is required by law to publish such Acer Technology sooner, in which case such Party will provide such draft copy to the other Party as much in advance of such publication as possible). The publishing Party will consider in good faith any comments provided by the other Party during such thirty (30) day period. The review period may be extended for an additional sixty (60) days if a representative of the non-publishing Party can demonstrate a reasonable need for such extension (including the preparation and filing of patent applications). By mutual agreement of the Parties, this period may be further extended. In addition, the publishing Party shall, and will cause its Affiliates to, as applicable, at the other Party’s reasonable request, remove therefrom any Confidential Information of such other Party. The contribution of each Party will be noted in all publications or presentations by acknowledgment or co-authorship, whichever is appropriate.

8.5 Prior Non-Disclosure Agreement. As of and from the Effective Date, the terms of this Article 8 will supersede any prior non-disclosure, secrecy or confidentiality agreement between the Parties (or their Affiliates) dealing with the subject of this Agreement. Any information disclosed pursuant to any such prior agreement will be deemed Confidential Information for purposes of this Agreement.

8.6 Equitable Relief. Each Party acknowledges that a breach of this Article 8 cannot be reasonably or adequately compensated in damages in an action at law and that such a breach will cause the other Party irreparable injury and damage. By reason thereof, each Party agrees that the other Party will be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to seek preliminary and permanent injunctive and other equitable relief to prevent or curtail any breach of the obligations relating to Confidential Information set forth herein.

ARTICLE 9

INTELLECTUAL PROPERTY

9.1 Ownership. For avoidance of doubt, as between the Parties and subject to the Acer Technology License and the Acer Sublicense, Acer is the sole owner of all rights, title and interest in and to all Acer Patents, Acer Know-How and Development Data, and all intellectual property rights (including patent, copyright, trade secret and application of patent) therein, including any and all existing or future rights, whether patentable or not. Relief agrees and hereby irrevocably transfers and assigns to Acer any and all such rights, title and interest, and will perform and, if necessary, obligate its personnel to perform any and all other reasonable acts necessary to assist Acer in obtaining, maintaining, implementing, securing and perfecting any and all such rights, title and interest, including executing the necessary documents by Relief or its personnel.

9.2 Acer License Grants.

(a) Subject to the terms and conditions of this Agreement, and excluding any BCM Patents or Subject Technology therein, Acer hereby grants an exclusive (even with respect to Acer except as necessary or appropriate for Acer to perform its obligations under the Clinical Supply and Quality Agreements, the Commercial Supply and Quality Agreements, the Safety Data Exchange Agreement and any other agreements or arrangements similar to the foregoing or

28

otherwise providing for the manufacture or supply of Product), nontransferable, sublicensable license to Relief under the Acer Patents (to the extent within the Relief Territory), the Product Trademarks Olpruva and Mix-Aid, Acer Know-How and Development Data for Development and Commercialization of Product in the Field in the Relief Territory (the “Acer Technology License”). Notwithstanding the foregoing, any proposed sublicensee of Relief shall be subject to Acer’s prior written consent, not to be unreasonably delayed or withheld, which consent shall take into account the sublicensee’s expertise, resources and capabilities for Development and Commercialization in the relevant portion of the Relief Territory.

(b) Subject to the terms and conditions of this Agreement and the BCM License (including Section 8.1 thereof), Acer hereby grants an exclusive (even with respect to Acer except as necessary or appropriate for Acer to perform its obligations under the Clinical Supply and Quality Agreements, the Commercial Supply and Quality Agreements, the Safety Data Exchange Agreement and any other agreements or arrangements similar to the foregoing or otherwise providing for the manufacture or supply of Product), nontransferable, sublicensable sublicense to Relief under the BCM Patents (to the extent within the Relief Territory) and Subject Technology for Development and Commercialization of the Product in the Field in the Relief Territory (the “Acer Sublicense”). Notwithstanding the foregoing, any proposed sublicensee of Relief shall be subject to Acer’s prior written consent, not to be unreasonably delayed or withheld, which consent shall take into account the sublicensee’s expertise, resources and capabilities for Development and Commercialization in the relevant portion of the Relief Territory. During the Term Acer shall promptly share with Relief a copy of the agreements governing the BCM License and any amendment thereof.

9.3 Rights to Improvements.

(a) Improvements shall be automatically included as part of the Acer Know-How and, to the extent Improvements result in applications for patents, whether patentable or not, shall be automatically included as part of the Acer Patents. Each Party agrees to use reasonable efforts to disclose to the other Party any and all Improvements and to promptly update Exhibit A attached hereto from time to time, as may be requested by either Party in writing, to reflect the inclusion of any Improvements in the Acer Patents.

(b) Subject to the rights granted to Relief in Section 9.2, Acer shall own all right, title and interest in and to all Improvements. Relief agrees and hereby irrevocably transfers and assigns to Acer any and all such rights, title and interest in and to all Improvements, and will perform and, if necessary, obligate its personnel to perform any and all other reasonable acts necessary to assist Acer in obtaining, maintaining, implementing, securing and perfecting any and all such rights, title and interest, including executing the necessary documents by Relief or its personnel.

29

9.4 Prosecution and Maintenance of Patent Rights.

(a) For the Term, Acer will be responsible for filing, prosecuting and maintaining all patent applications and patents included in the Patent Rights, whether in the Acer Territory or the Relief Territory, using independent patent counsel reasonably acceptable to Relief in the Relief Territory. Acer will: (i) furnish Relief with copies of all material correspondence relating to the Patent Rights from the United States Patent and Trademark Office (USPTO) and any other patent office, as well as copies of all proposed responses to such material correspondence in time for Relief to review and comment on such response; (ii) give Relief an opportunity to review the text of each patent application before filing; (iii) consult with Relief with respect thereto; (iv) supply Relief with a copy of the application as filed, together with notice of its filing date and serial number; and (v) keep Relief advised of the status of actual and prospective patent filings. Acer will give Relief the opportunity to provide comments on and make requests of Acer concerning the preparation, filing, prosecution, protection and maintenance of the Patent Rights, and will consider such comments and requests in good faith. Acer shall not invoice any fee to Relief for the performance of the activities under this Section 9.4 (a).

(b) In the event that Acer decides not to pay for the costs associated with either (i) the prosecution of any of the Patent Rights in any country in the Relief Territory to issuance or (ii) maintenance of any foreign issued patent on the Patent Rights in the Relief Territory, Acer will timely notify Relief in writing thereof (such Patent Rights in such country will be referred to as “Abandoned Patent Rights”) with sufficient advance notice for Relief to assume the prosecution or maintenance. In the event of Acer’s abandonment of any Patent Rights in any country, the Acer Technology License or the Acer Sublicense, as applicable: a) will terminate with respect to such Abandoned Patent Rights; and b) shall not be affected with respect to the rest of its content. In the event Relief decides to prosecute or maintain any Abandoned Patent Rights: a) Acer shall assign to Relief or any of its Affiliates any and all rights to such patents and b) such Abandoned Patent Rights shall not be deemed to be included in the Patent Rights after such assignment and, as effect of that, in case such Abandoned Patent Right was the last Acer Patent securing Acer’s Royalty Payments, no more Royalty Payments shall be due for the relative country of Relief Territory.

9.5 Infringement by Third Parties. During the Term, each Party will promptly inform the other of any infringement of any claims in the Acer Technology or the misuse, misappropriation, theft or breach of confidence of other proprietary rights in the Acer Technology or any Development Data by a Third Party (“Infringement”). Any action or proceeding will be instituted as following (where Acer is the “First Party” in the Acer Territory and the “Second Party” in the Relief Territory and Relief is the “First Party” in the Relief Territory and the “Second Party” in the Acer Territory):

(a) Suit by the First Party. The First Party will have the first right, but not the obligation, to take action in the prosecution, prevention or termination of any Infringement. Before the First Party commences an action with respect to any Infringement, the First Party will consider in good faith the views of the Second Party in making its decision whether to sue. Should the First Party elect to bring suit, the First Party will keep the Second Party reasonably informed of the progress of the action and will give the Second Party a reasonable opportunity in advance to consult with the First Party and offer its views about major decisions affecting the litigation. The First Party will give careful consideration to those views, but will have the right to control the action. Should the First Party elect to bring suit and the Second Party is joined as party plaintiff in any such suit, the Second Party will have the right to approve the counsel selected by the First Party to

30

represent the Parties, such approval not to be unreasonably withheld. The expenses of such suit or suits that the First Party elects to bring, including any expenses of the Second Party incurred in conjunction with the prosecution of such suits or the settlement thereof, will be paid for entirely by the First Party and the First Party will hold the Second Party free, clear and harmless from and against any and all costs of such litigation, including reasonable attorneys’ fees. The First Party will not compromise or settle such litigation without the prior written consent of the Second Party, which consent will not be unreasonably withheld or delayed. In the event the First Party exercises its right to sue pursuant to this Section 9.5(a), it will first reimburse itself out of any sums recovered in such suit or in settlement thereof for all costs and expenses of every kind and character, including reasonable attorneys’ fees, necessarily incurred in the prosecution of any such suit. If, after such reimbursement, any funds remain from said recovery, then such funds shall be treated as Net Sales. The Second Party will exercise reasonable cooperation in connection with the First Party’s action with respect to Infringement under this Section 9.5(a).

(b) Suit by the Second Party. If the First Party does not take action in the prosecution, prevention or termination of any Infringement pursuant to Section 9.5(a) above, and has not commenced negotiations with the infringer for the discontinuance of said Infringement, within one-hundred and eighty (180) calendar days after the Parties being made aware of the existence of an Infringement, the Second Party may elect to do so. Should the Second Party elect to bring suit and the First Party is joined as party plaintiff in any such suit, the First Party will have the right to approve the counsel selected by the Second Party to represent the Parties, such approval not to be unreasonably withheld. The expenses of such suit or suits that the Second Party elects to bring, including any expenses of the First Party incurred in conjunction with the prosecution of such suits or the settlement thereof, will be paid for entirely by the Second Party and the Second Party will hold the First Party free, clear and harmless from and against any and all costs of such litigation, including reasonable attorneys’ fees. The Second Party will not compromise or settle such litigation without the prior written consent of the First Party, which consent will not be unreasonably withheld or delayed. In the event the Second Party exercises its right to sue pursuant to this Section 9.5(b), it will first reimburse itself out of any sums recovered in such suit or in settlement thereof for all costs and expenses of every kind and character, including reasonable attorneys’ fees, necessarily incurred in the prosecution of any such suit. If, after such reimbursement, any funds remain from said recovery, then such funds shall be treated as Net Sales. The First Party will exercise reasonable cooperation in connection with the Second Party’s action with respect to Infringement under this Section 9.5(b).

9.6 No Implied Licenses. No right or license is granted under this Agreement by either Party to the other Party, either expressly or by implication, except those specifically set forth herein.

9.7 Product Trademark. Relief is entitled to select and be the owner of the Product Trademark for the Commercialization of the Product in the Relief Territory. During the Term and subject to assessment of the possibility to use Olpruva and/or Mix-Aid as Product Trademarks in one or more countries of the Relief Territory, Relief shall be entitled to request Acer, and Acer shall be obliged to accept Relief’s request, to transfer and assign to Relief or any of its Affiliates the ownership of Olpruva and/or Mix-Aid in the countries of Relief’s interest in the Relief

31

Territory. Such transfer shall be free of charge, except for the payment/refund to Acer of the fees required for the transfer. Unless differently agreed by Relief or if Acer receives Relief’s written decision to Commercialize the Product in all or part of the Relief Territory with a Product Trademark different from Olpruva and Mix-Aid, Acer: (A) shall be obliged to prosecute and maintain Olpruva and Mix-Aid in the related territories at its exclusive cost and expense; (B) shall not grant any license or right in relation to such trademarks to any Third Party; (C) shall promptly inform Relief of any infringement of Olpruva and Mix-Aid or the misuse, misappropriation in such trademarks and (D) shall consider in good faith any comment received from Relief in relation to any action or defence to be taken pursuant to the cases of lett. (C).

ARTICLE 10

TERM AND TERMINATION

10.1 Term. This Agreement will become effective on the Effective Date and, unless earlier terminated pursuant to this Article 10, will remain in effect until the date of expiry of the Royalty Term in the last remaining country in the Relief Territory (the “Term”). Upon the expiration of the Term, Relief shall have a perpetual, fully paid-up, non transferable (except in connection with the transfer or sale of all or substantially all of Relief’s assets, capital stock or business related to this Agreement, or in the event of its merger or consolidation or change in control, corporate recapitalization or restructuring or similar transaction), sublicensable (in case of sublicence to Third Party to the extent and subject to Acer’s right of approval of a proposed sublicensee, not to be unreasonably delayed or withheld) license of the Product under Acer Know-How and Development Data for Development and Commercialization in the Field in the Relief Territory. In case of expiry of the Royalty Term in the last remaining country of the Relief Territory before the expiry of any Acer Patent Covering the manufacture, use, sale, offer for sale or import of Product in that country according to the definition of Royalty Term, the license under this Section shall also apply in relation to those Acer Patents.

10.2 Termination for Breach. Each Party will have the right to terminate this Agreement in its entirety immediately upon written notice to the other Party, if the other Party materially breaches its obligations under this Agreement and, after receiving written notice identifying such material breach in reasonable detail, such breaching party fails to cure such material breach within sixty (60) days from the date of such notice, provided however that Acer is not entitled to terminate the Agreement if it is in breach of any of its payment obligations under the Termination Agreement. Any right to terminate under this Section 10.2, other than with respect to any payment breach, will be stayed and the cure period tolled in the event that, during any cure period, the Party alleged to have been in material breach initiates dispute resolution in accordance with Article 11 with respect to the alleged breach, which stay and tolling will continue until such dispute has been resolved in accordance with Article 11.

10.3 Termination for Bankruptcy. To the extent it is permitted by the local Applicable Law, each Party will have the right to terminate this Agreement in its entirety immediately upon written notice to the other Party, if the other Party files in any court or agency, pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of such other

32

Party or of substantially all of its assets, or the equivalent proceeding, or if such other Party proposes a written agreement of composition or extension of substantially all of its debts, or if such other Party is served with an involuntary petition against it, filed in any insolvency proceeding, and such petition is not dismissed within ninety (90) days after the filing thereof, or if such other Party proposes or is a party to any dissolution or liquidation, or if such other Party makes an assignment of substantially all of its assets for the benefit of creditors.

10.4 Relief Termination. This Agreement will terminate in connection with a Relief Termination as described in Section 3.3(a).

10.5 Effect of Termination.

(a) Development Data. If this Agreement is terminated for any reason, Relief shall, for a period of ninety (90) days following the effective date of such termination and upon Acer’s request, provide Acer access to and transfer all Development Data in its possession to Acer as of the effective date of such termination.

(b) Development Activities. If this Agreement is terminated for any reason, then: (i) notwithstanding anything to the contrary herein, Acer will have the sole right to continue Development and Commercialization; and (ii) Relief will wind-down any of its ongoing Development and Commercialization activities in an orderly fashion, except as otherwise agreed to in any agreement entered into between the Parties.

(c) Confidential Information. Upon expiration or termination of this Agreement in its entirety, and with acknowledgement that all Development Data shall be solely owned by Acer as provided in Section 8.1, each Party shall, subject to the sole discretion and option of the other Party owning the Confidential Information or the Development Data, promptly return to the other Party, or delete or destroy, all relevant records and materials in such Party’s possession or control containing Confidential Information (including Development Data) of the other Party; provided that such Party may keep one copy of such materials for archival purposes only subject to continuing confidentiality obligations.

10.6 Survival. Expiration or termination of this Agreement will not relieve either Party of any obligation or liability accruing prior to such expiration or termination, nor will expiration or any termination of this Agreement preclude either Party from pursuing all rights and remedies it may have under this Agreement, at law or in equity, with respect to breach of this Agreement. Without limiting the foregoing, the following provisions, including the Parties’ rights and obligations thereunder, will survive any expiration or termination of this Agreement: Article 1, Article 7, Article 8, Article 11, Article 12 and Section 9.1, Section 9.3, , Section 10.1, , Section 10.5 and , Section 10.6 and those which, by their nature, are intended to survive.

33

ARTICLE 11

DISPUTE RESOLUTION

11.1 Disputes. The Parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either Party’s rights or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this Article 11 to resolve any controversy or claim arising out of, relating to or in connection with any provision of this Agreement, if and when a dispute arises under this Agreement.

11.2 Dispute Resolution. In the event that a dispute arises between the Parties in the course of this Agreement, the dispute will be referred to the attention of the chief executive officer of Relief and the chief executive officer of Acer or their designees (the “Executive Officers”). The Executive Officers will meet as soon as reasonably possible thereafter and in good faith attempt to resolve such dispute. If, within thirty (30) days after referral of such dispute to the Executive Officers by either Party, the Executive Officers are unable to resolve such dispute, either Party will have the right to have the dispute resolved by binding arbitration, initiated by either Party on ten (10) Business Days’ notice to the other Party following the expiration of the thirty (30) day period referenced above (the “Initiation Notice”), under the International Arbitration Rules of the International Centre Dispute Resolution, a division of the American Arbitration Association (“ICDR”) then pertaining (available at www.icdr.org), except where those rules conflict with this provision, in which case this provision controls, applying the laws of the State of New York, without regards to its conflicts of law provisions, before three (3) independent, neutral arbitrators experienced in the pharmaceutical industry and licensing transactions in such industry. The place of arbitration will be New York, New York. Relief and Acer will each be entitled to select one (1) such arbitrator, with the two (2) such arbitrators so selected selecting the third (3rd) such arbitrator. In the event either Party fails to select its arbitrator within ten (10) Business Days of the Initiation Notice, the arbitrator selected by the other Party within such ten (10) Business Day period will be entitled to select such arbitrator. The arbitration will be conducted in English. The decision of the arbitrators will be final and binding on the Parties, and any decision of the arbitrators may be enforced in any court of competent jurisdiction. Each Party will bear its own expenses and an equal share of the reasonable, documented expenses of the arbitration panel and any fees required by ICDR to submit such matter to arbitration, unless the panel determines that any such fees or expenses are to be paid by the non-prevailing Party. Notwithstanding the foregoing, either Party may seek injunctive, equitable or similar relief from a court of competent jurisdiction as necessary to enforce its rights hereunder without the requirement of arbitration.

ARTICLE 12

MISCELLANEOUS

12.1 Entire Agreement; Amendment. This Agreement, including the Exhibits and Schedules attached hereto, sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes, as of the Effective Date, all prior agreements and understandings between the Parties with respect to the subject matter hereof. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein. No subsequent alteration, amendment, change or addition to this Agreement will be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.

34

12.2 Force Majeure. Each Party will be excused from the performance of its obligations under this Agreement, other than obligations to make payments when due, to the extent that such performance is prevented by force majeure and the nonperforming Party promptly provides notice of the prevention to the other Party. Such excuse will be continued so long as the condition constituting force majeure continues, the nonperforming Party takes reasonable efforts to remove the condition and provided that the nonperforming Party has not caused such condition to occur. For purposes of this Agreement, force majeure will include conditions beyond the reasonable control of the nonperforming Party, including an act of God, domestic or international terrorism, involuntary compliance with any regulation, law or order of any government, war, civil commotion, epidemic, pandemic, failure or default of public utilities, Internet providers or common carriers, destruction of production facilities or materials by fire, earthquake, storm or like catastrophe. If a force majeure persists for more than ninety (90) days, then the Parties will discuss in good faith the modification of the Parties’ obligations under this Agreement in order to mitigate the delays caused by such force majeure.

12.3 Bankruptcy Code. All licenses and rights granted under this Agreement will be deemed personal services contracts for licenses of rights to intellectual property for purposes of Section 365(n) of the United States Bankruptcy Code or any analogous provisions in any other country or jurisdiction and a licensor, licensee or sublicensee under this Agreement will retain and may fully exercise all of its rights and elections under the United States Bankruptcy Code or any analogous provisions in any other country or jurisdiction.

12.4 Notices. Any notice required or permitted to be given under this Agreement will be in writing, will specifically refer to this Agreement, and will be delivered either in person, by any method of mail (postage prepaid) requiring return receipt, or by reputable overnight courier or email confirmed thereafter by any of the foregoing, to the Party to be notified at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section 12.4. Notice will be deemed to have been sufficiently given for all purposes upon the earliest of (a) the date of actual receipt, if hand-delivered, or sent by email with electronic confirmation of receipt, or a reputable courier service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested.

If to Relief:	Relief Therapeutics Batiment F2/F3 Avenue de Secheron 15 1202 Geneve, Switzerland ATTN: Jeremy Meinen Email:

If to Acer:	Acer Therapeutics Inc. One Gateway Center 300 Washington Street, Suite 356 Newton, MA 02458 ATTN: Chris Schelling, President & CEO Email:

35

With a copy (which will not constitute notice) to: Acer Therapeutics Inc. One Gateway Center 300 Washington Street, Suite 356 Newton, MA 02458 ATTN: Don Joseph, Chief Legal Officer Email:

12.5 No Strict Construction; Headings. This Agreement has been prepared jointly and will not be strictly construed against either Party. Ambiguities, if any, in this Agreement will not be construed against any Party, irrespective of which Party may be deemed to have authored the ambiguous provision. The headings of each Article and Section in this Agreement have been inserted for convenience of reference only and are not intended to limit or expand on the meaning of the language contained in the particular Article or Section.

12.6 Assignment. Neither Party will assign this Agreement without the prior written consent of the other Party, provided, however, that: (A) any proposed transferee of Relief shall be subject to Acer’s prior written consent, not to be unreasonably delayed or withheld, which consent shall take into account the expertise, resources and capabilities for Development and Commercialization in the relevant portion of the Relief Territory; and (B) (i) a Party is permitted to assign this Agreement without such consent in connection with the transfer or sale of all or substantially all of its assets, capital stock or business, or in the event of its merger or consolidation or change in control, corporate recapitalization or restructuring or similar transaction, (ii) Acer is permitted to assign this Agreement in connection with the transfer or sale of all or substantially all of its assets, capital stock or business related to this Agreement; and (iii) a Party is permitted to assign or transfer to, or otherwise monetize any portion of its economic benefits with, lenders or investors for financing purposes. Any permitted successor or assignee of obligations hereunder shall, in writing to the other Party, expressly assume performance of such obligations. Any permitted assignment will be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the foregoing will be null, void and of no legal effect.

12.7 Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments, and to do all such other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

12.8 No Third Party Beneficiaries. This Agreement is neither expressly nor impliedly made for the benefit of any party other than those executing it, except as expressly provided with respect to the Acer Indemnitees and the Relief Indemnitees.

36

12.9 Severability. If any one or more of the provisions of this Agreement is held to be invalid or unenforceable by any court of competent jurisdiction from which no appeal can be or is taken, the provision will be considered severed from this Agreement and will not serve to invalidate any remaining provisions hereof. The Parties will make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Agreement may be realized.

12.10 No Waiver. Any delay in enforcing a Party’s rights under this Agreement or any waiver as to a particular default or other matter will not constitute a waiver of such Party’s rights to the future enforcement of its rights under this Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.

12.11 Independent Contractors. Each Party will act solely as an independent contractor, and nothing in this Agreement will be construed to give either Party the power or authority to act for, bind, or commit the other Party in any way. Nothing herein will be construed to create the relationship of partners, principal and agent, or joint-venture partners between the Parties.

12.12 Interpretations. In this Agreement, unless otherwise specified:

(a) “includes” and “including” mean, respectively, “includes without limitation” and “including without limitation”;

(b) the word “or” means “and/or” unless the context dictates otherwise because the subject of the conjunction is mutually exclusive;

(c) words denoting the singular will include the plural and vice versa and words denoting any gender will include all genders;

(d) words such as “herein,” “hereof” and “hereunder” refer to this Agreement as a whole and not merely to the particular provision in which such words appear;

(e) all references to days, quarters and years in this Agreement mean calendar days, quarters and years, respectively, unless otherwise specified; and

(f) the Exhibits and Schedules attached hereto form part of the operative provision of this Agreement and references to this Agreement will include references to such Exhibits and Schedules.

12.13 English Language. This Agreement was prepared in the English language, which language will govern the interpretation of, and any dispute regarding, the terms of this Agreement. To the extent this Agreement requires a Party to provide to the other Party information, correspondence, notice or other documentation, such Party will provide such information, correspondence, notice or other documentation in the English language and also a copy of the original of such information, correspondence, notice or other documentation if such original is not in the English language.

37

12.14 Governing Law. This Agreement and all disputes arising out of or related to this Agreement or any breach hereof will be governed by and construed under the laws of State of New York, U.S., without giving effect to any choice of law principles that would require the application of the laws of a different jurisdiction and excluding the United Nations Convention on Contracts for the International Sales of Goods.

12.15 Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. The Parties agree that this Agreement may be electronically signed (i.e. standard electronic signature DocuSign®) and that such electronic signatures will have the same legal effect as handwritten signatures.

[SIGNATURES PAGE FOLLOW ]

38

IN WITNESS WHEREOF, the Parties have caused their duly authorized representatives to execute this Exclusive License Agreement as of the Signing Date.

ACER THERAPEUTICS INC.		RELIEF THERAPEUTICS HOLDING SA

By:	/s/ Chris Schelling	By:	/s/ Ram Selvaraju
Name:	Chris Schelling	Name:	Ram Selvaraju
Title:	CEO and Founder	Title:	Chairman of the Board of Directors

8/28/2023		8/28/2023

Legal review:	/s/ DJ	RELIEF THERAPEUTICS HOLDING SA

		By:	/s/ Paolo Galfetti
CFO review:	/s/ HP	Name:	Paolo Galfetti
		Title:	Chief Operating Officer

8/28/2023

[SIGNATURES PAGE – EXCLUSIVE LICENSE AGREEMENT]

EXHIBIT A

Acer Patents

Title: Palatable Compositions Including Sodium Phenylbutyrate and Uses Thereof Assignee: Acer Therapeutics Inc.
Priority Application Number: U.S. Prov. Appl. No. 62/308,614 Priority Date: 15-March-2016
COUNTRY	APPLICATION NUMBER	FILING DATE	PUBLICATION NUMBER	PUBLICATION DATE	PATENT NUMBER	ISSUE DATE (EXPIRATION)	STATUS/ NOTES
Europe	16894786.9	2016-10-17	3429559	2019-01-23	3429559	2022-04-13 (2036-10-17)	Issued – nationalized in Europe as listed below
Europe	22167705.7	2022-11-04	4104822	2022-12-21	—	—	Pending
Albania (AL)	16894786.9	2016-10-17	ALP/2022/000347	2022-09-26	ALP/2022/000347	2022-09-26 (2036-10-17)
Austria (AT)	16894786.9	2016-10-17	3429559	2022-04-13	3429559	2022-04-13 (2036-10-17)
Belgium (BE)	16894786.9	2016-10-17	3429559 (P6111273EP)	2022-04-13	3429559	2022-04-13 (2036-10-17)
Bulgaria (BG)	16894786.9	2016-10-17	3429559	2022-04-13	3429559	2022-04-13 (2036-10-17)
Croatia (HR)	16894786.9	2016-10-17	HR P20220856 T1	2022-10-14	HR P20220856 T1	2022-10-14 (2036-10-17)
Cyprus (CY)	16894786.9	2016-10-17	3429559	2022-04-13	3429559	2022-04-13 (2036-10-17)
Czech Republic (CZ)	16894786.9	2016-10-17	3429559	2022-08-24	3429559	2022-04-27 (2036-10-17)
Denmark (DK)	16894786.9	2016-10-17	3429559	2022-04-13	3429559	2022-04-13 (2036-10-17)
Estonia (EE)	16894786.9	2016-10-17	022489	2022-09-15	022489	2022-09-15 (2036-10-17)
Finland (FI)	16894786.9	2016-10-17	3429559	2022-07-14	3429559	2022-07-14 (2036-10-17)
France (FR)	16894786.9	2016-10-17	3429559	2019-01-23	3429559	2022-04-13 (2036-10-17)
Germany (DE)	16894786.9	2016-10-17	602016071175	2022-04-28	602016071175	2022-04-28 (2036-10-17)
Great Britain (UK)	16894786.9	2016-10-17	3429559	2019-01-23	3429559	2022-04-13 (2036-10-17)
Greece (GR)	16894786.9	2016-10-17	20220401417	2022-08-16	20220401417	2022-08-16 (2036-10-17)
Hungary (HU)	16894786.9	2016-10-17	E 059 630	2022-11-28	E 059 630	2022-11-28 (2036-10-17)

Ireland (IE)	16894786.9	2016-10-17	3429559	2022-05-11	3429559	2022-05-11 (2036-10-17)
Iceland (IS)	16894786.9	2016-10-17	3429559	2022-08-15	3429559	2022-08-15 (2036-10-16)
Italy (IT)	16894786.9	2016-10-17	3429559	2019-01-23	3429559	2022-04-13 (2036-10-17)
Lithuania (LT)	16894786.9	2016-10-17	3429559	2022-08-10	3429559	2022-08-10 (2036-10-17)
Latvia (LV)	16894786.9	2016-10-17	3429559	2022-12-20	3429559	2022-12-20 (2036-10-17)
Luxembourg (LU)	16894786.9	2016-10-17	3429559	2019-01-23	3429559	2022-04-13 (2036-10-17)
Monaco (MC)	16894786.9	2016-10-17	3429559	2019-01-23	3429559	2022-04-13 (2036-10-17)
North Macedonia (MK)	16894786.9	2016-10-17	3429559	2019-01-23	3429559	2022-04-13 (2036-10-17)
Malta (MT)	16894786.9	2016-10-17	PT41461	2022-08-11	PT41461	2022-08-11 (2036-10-17)
Netherlands (NL)	16894786.9	2016-10-17	3429559	2019-01-23	3429559	2022-04-13 (2036-10-17)
Norway (NO)	16894786.9	2016-10-17	3429559	2022-08-29	3429559	2022-08-29 (2036-10-17)
Poland (PL)	16894786.9	2016-10-17	3429559	2022-11-07	3429559	2022-11-07 (2036-10-17)
Portugal (PT)	16894786.9	2016-10-17	3429559	2022-07-20	3429559	2022-07-20 (2036-10-17)
Romania (RO)	16894786.9	2016-10-17	3429559	2022-07-20	3429559	2022-07-20 (2036-10-17)
Serbia (RS)	16894786.9	2016-10-17	63383	2022-08-31	63383	2022-08-31 (2036-10-17)
Sweden (SE)	16894786.9	2016-10-17	SE 3429559 T3	2022-07-26	SE 3429559 T3	2022-07-26 (2036-10-17)
Slovenia (SI)	16894786.9	2016-10-17	3429559	2022-11-30	3429559	2022-11-30 (2036-10-17)
Slovak Republic (SK)	16894786.9	2016-10-17	40120	2022-10-12	40120	2022-04-13 (2036-10-17)
San Marino (SM)	16894786.9	2016-10-17	3429559	2022-07-20	3429559	2022-07-20 (2036-10-17)
Spain (ES)	16894786.9	2016-10-17	2922749	2022-09-20	2922749	2022-09-20 (2036-10-17)
Switzerland/ Lichtenstein (CH/LI)	16894786.9	2016-10-17	3429559	2022-4-14	3429559	2022-4-14 (2036-10-17)

Title: Taste Masked Phenylbutyrate and Compositions Therefore Assignee: Acer Therapeutics Inc.
Priority Application Numbers: U.S. Prov. Appl. Nos. 63/048,892 & 63/065,272 Priority Dates: 7 July 2020 (13 August 2020)
COUNTRY	APPLICATION NUMBER	FILING DATE	PUBLICATION NUMBER	PUBLICATION DATE	PATENT NUMBER	ISSUE DATE (EXPIRATION)	STATUS/ NOTES
Europe	21837284A1	2023-01-07	4178562	2023-05-17	—	— (2041-07-07 (est.))	Pending in EP

Title: Dosage Form for Improving Palatability of Drug Substance Assignee: Acer Therapeutics Inc.
Priority Application Number: 63/232,011 Priority Date: 11 August 2021
COUNTRY	APPLICATION NUMBER	FILING DATE	PUBLICATION NUMBER	PUBLICATION DATE	PATENT NUMBER	ISSUE DATE (EXPIRATION)	STATUS/ NOTES
International	PCT/US2022/040082	2022-08-11	WO 2023/018885	2023-02-16	—	— (2042-08-11 (est.))	International application that may be filed in Europe at national stage (2024-02-11).

Exhibit B

BCM Patents

Title: Method of Modulation of Branch Chained Acid and Uses Thereof Assignee: Baylor College of Medicine
Priority Application Number: 61/228,485 Priority Date: 24 July 2009
COUNTRY	APPLICATION NUMBER	FILING DATE	PUBLICATION NUMBER	PUBLICATION DATE	PATENT NUMBER	ISSUE DATE (EXPIRATION)	STATUS/ NOTES
Europe (EP)	10803013.1	2010-07-26	2456304	2012-05-30	2456304	2015-08-19 (2030-07-26)	Issued – nationalized in Europe as listed below
Austria (AT)	10803013.1	2010-07-26	2456304	2012-05-30	2456304	2015-08-19 (2030-07-26)
Germany (DE)	10803013.1	2010-07-26	602010026881	2015-10-10	602010026881	2015-10-10 (2030-07-26)
Denmark (DK)	10803013.1	2010-07-26	2456304	2012-05-30	2456304	2015-08-19 (2030-07-26)
Spain (ES)	10803013.1	2010-07-26	2546526	2015-08-19	2546526	2015-09-24 (2030-07-26)
France (FR)	10803013.1	2010-07-26	2456304	2012-05-30	2456304	2015-08-19 (2030-07-26)
Ireland (IE)	10803013.1	2010-07-26	2456304	2012-05-30	2456304	2015-08-19 (2030-07-26)
Italy (IT)	10803013.1	2010-07-26	2456304	2012-05-30	2456304	2015-08-19 (2030-07-26)
Monaco (MC)	10803013.1	2010-07-26	2456304	2012-05-30	2456304	2015-08-19 (2030-07-26)
Netherlands (NL)	10803013.1	2010-07-26	2456304	2012-05-30	2456304	2015-08-19 (2030-07-26)
Portugal (PT)	10803013.1	2010-07-26	2456304	2012-05-30	2456304	2015-08-19 (2030-07-26)
Sweden (SE)	10803013.1	2010-07-26	2456304	2012-09-15	SE 2456304	2015-08-19 (2030-07-26)

EXHIBIT C

PRODUCT TRADEMARKS

OLPRUVA AND MIX-AID

Mark: OLPRUVA Assignee: Acer Therapeutics Inc.
COUNTRY	SERIAL NUMBER	FILING DATE	PUBLICATION DATE	REGISTRATION NUMBER	REGISTRATION DATE	STATUS/ NOTES	RENEWAL DATE
Madrid Protocol (WIPO)	A0099587	8/25/2020	—	1553914	8/25/2020	Registered in all designated countries*	8/25/2030

*	Designations: CH - Switzerland, EM - European Union, GB- United Kingdom, and TR – Turkey; According to the Acer-Relief agreement in place, Turkey is an Acer Territory.

Mark: MIX-AID Assignee: Acer Therapeutics Inc.
COUNTRY	SERIAL NUMBER	FILING DATE	PUBLICATION DATE	REGISTRATION NUMBER	REGISTRATION DATE	STATUS/ NOTES	RENEWAL DATE
Madrid Protocol (WIPO)	A0113167	9/2/2021	—	1619736	9/2/2021	Registered in all designated countries*, except Refused/Abandoned in CH - Switzerland	9/2/2031

*	Designations: CH - Switzerland, EM - European Union, GB- United Kingdom, and TR – Turkey; According to the Acer-Relief agreement in place, Turkey is an Acer Territory.

SCHEDULE 1.5

Description of Product

•

A multiparticulate pharmaceutical composition or preparation which includes (a) an inert microcrystalline cellulose core (~14-15% by weight), (b) a layer of sodium phenylbutyrate (NaPB) API (~65% by weight), and (c) a layer of reverse enteric pH sensitive polymer (~6% by weight) and other GRAS excipients (~14% by weight)

SCHEDULE 4.2

COMMERCIAL SUPPLY AND QUALITY AGREEMENT TERM SHEET

This Term Sheet sets out the binding terms and conditions that ACER THERAPEUTICS INC., a Delaware corporation, with its principal place of business at 300 Washington Street, Suite 356, Newton, MA, USA 02458 (“Acer”), and RELIEF THERAPEUTICS HOLDING SA, a company organized and existing under the laws of Switzerland and having its registered address at Avenue de Secheron 15, 1202 Geneve, Switzerland (“Relief”) shall incorporate into a definitive commercial supply agreement and a related quality agreement for the Commercialization of the Product in the Relief Territory (individually and jointly referred to as the “CSQA”). The content of the Term Sheet has been agreed by the Parties taking into consideration the general supply terms of the agreements in force between Acer and its CDMCs for the Product. Any changes to the supply conditions applied by those CDMCs to Acer before the time of the entry into force of the CSQA will be taken into consideration by the Parties and discussed in good faith for the agreement of the final CSQA content.

TERMS AND CONDITIONS

1. Parties

A. ACER THERAPEUTICS INC., a Delaware corporation, with its principal place of business at 300 Washington Street, Suite 356, Newton, MA, USA 02458 (“Acer” or “Supplier”)

B. RELIEF THERAPEUTICS HOLDING SA, a company organized and existing under the laws of Switzerland and having its registered address at Avenue de Secheron 15, 1202 Geneve, Switzerland (“Relief”)

2. Definitions	Capitalized terms used but not defined in the body of this Term Sheet shall have the meanings given in the Exclusive License Agreement.

3. Product presentation

1.  Bulk Product. Acer shall supply the Product described in Schedule 1.5 of the Agreement as bulk drug product. Relief will be responsible for packaging, labelling, serialization and distribution of the Product for commercial sale in the Relief Territory.

2.  Finished Packaged Form Product. If requested by Relief, Acer will consider in good faith to supply the Product in finished dosage form, on mutually agreeable terms. To this extent, responsibilities on Packaging, Labelling, serialization will be defined by both parties in good faith in the CSQA Quality Agreement.

3.  In case of occurrence of potential issues related to the transfer of the bulk Product to the Relief Territory for final packaging, Acer shall make its Commercially Reasonable Efforts to solve such issues and support Relief in succeeding in achieving the Product finished packaged form.

4. Scope

1.  During the Term and in accordance with the terms and conditions set forth herein and in the CSQA, Acer shall supply and deliver to Relief or its Affiliates or to a Third-Party designated by Relief (each, a “Purchaser”) the quantity of Product ordered by the Purchaser through individual purchase order (each, a “Purchase Order”). Acer will work in good faith with Relief to obtain at Relief’s expense any new necessary permits and approvals to distribute the Product to a Purchaser in the Relief Territory. For sake of clarity, Acer shall not invoice any FTE Costs to Relief in relation to the foregoing.

2.  Relief’s Affiliates and CDMC appointed by Relief shall be entitled to execute Purchase Orders according to the terms of the CSQA. In case of Purchase Order submitted by a Relief’s Affiliate or a CDMC appointed by Relief, the submitting entity shall fulfill all the rights and obligations originating from the specific Purchase Order. For the sake of clarity, Relief shall be jointly responsible in relation to the Purchase Orders directly submitted by any of the above-mentioned entities. Purchasers shall hold all necessary permits and approvals to receive and possess the Product distributed by Acer.

5. Territory	Relief Territory.

6. Exclusivity

1.  Acer shall supply the Product to Purchaser in the Relief Territory on an exclusive basis and shall not supply the Product to any other person or entity in the Relief Territory.

2.  Relief is entitled to request Acer to allow the transfer of the manufacturing of the Product to CDMC. Notwithstanding the transfer and appointment of a Third-Party supplier, Relief shall maintain its right to submit Purchase Orders to Acer under the CSQA Supply Agreement.

7. Term

The CSQA shall be effective starting from its effective date and shall remain in force until the expiration of the Royalty Term (“Term”), unless earlier terminated in accordance with the terms agreed in the CSQA.

8. Forecast; Purchase Order

1.  Forecast. Starting from twelve (12) calendar months prior to launch in any country of the Relief Territory and per each calendar quarter thereafter, Relief shall provide Acer, on or before the 1st (first) day of each calendar quarter, with a written twelve (12) calendar months rolling forecast of its estimated orders for Product (each, a “Forecast”). The first six (6) calendar months rolling forecasts shall be binding, while the residual six (6) calendar months rolling forecasts shall be non-binding. Acer shall promptly inform Relief if it considers itself to be not able to supply the quantity of Product indicated in the Forecast.

2.  Purchase Order. During the Term, Relief may submit Purchase Order(s) in writing to Acer.

3.  Purchase Order acceptance. Acer will indicate acceptance or any change to the terms of a Purchase Order, in writing, within fifteen (15) Business Days from Acer’s receipt. For the sake of clarity, except for force majeure, Acer can delay or reject any Purchase Order only in case of Relief’s delay in the payment of Acer’s invoices or which exceeds the rolling forecast by 10%.

9. Quantity

1.  Capacity. Manufacturing capacity will be communicated by Acer to Relief as soon as it is clear to Acer. Acer shall use its Commercially Reasonable Efforts to improve its manufacturing capacity and supply chain to be able to satisfy a potential increase in the volume of Product ordered by the Purchaser up to a maximum of additional 30% (thirty per cent) of the volume reported in the non-binding part of the twelve (12) month rolling forecasts.

2.  No minimum commitment. Relief shall not be obliged to order, during the Term, any minimum amount of Product.

3.  Minimum Order Quantity. The minimum order quantity for each Purchase Order shall be a quantity corresponding to the Product batch size.

10. Delivery Terms

1.  Lead Time. For the Product in bulk, six (6) calendar months from the date of Acer’s receipt of the Purchase Order.

2.  Late Delivery. In case of delayed delivery, Acer shall pay to Relief an amount of penalty in line with the Acer’s CMDC terms.

3.  Delivery term. For the Product in bulk, FCA Glatt Ramsey as per INCOTERMS® 2020.

4.  Failure to supply. If Acer is in delay for delivery of 2 (two) Purchase Orders in any 12 (twelve) month period for more than 9 (nine) calendar weeks each, provided that it does not originate from a force majeure event, the Supplier shall make reasonable efforts to support Relief to transfer of the process to an alternate CDMC, including Acer’s CDMC.

11. Quality Agreement	The Parties shall enter into a quality agreement within ninety (90) calendar days before the estimated submission of the first Purchase Order.

12. Price and Payment Terms

1.  Price. The price to be paid by Purchaser to Acer under the CSQA shall be equal to the CoGs (“Price”). The Price shall be paid in USD.

2.  Payment terms. Forty-five (45) calendar days from receipt of Acer’s invoice to be issued to Purchaser upon delivery of the Product in accordance with the applicable Delivery Term. Interest on late payments will accrue at a rate of 2% percent per month or the maximum permitted by law, whichever is less. Interest shall be computed on the basis of a 360-day year and a 30-day month and compounded monthly.

13. Risk, Title, and Custody

1.  Risk of Loss. Unless otherwise agreed in writing by the Parties, the risk of loss in the Product shall pass from Supplier to Purchaser in accordance with the applicable Delivery Term.

2.  Title. Unless otherwise agreed in writing by the Parties, title to and custody of the Product shall transfer from Supplier to Purchaser at the time of the passage of the risk of loss in the Product from Supplier to Purchaser as set forth in the applicable Delivery Term.

14. Warranties

1.  Warranties. Supplier shall warrant to Purchaser:

a.   The Product in bulk form shall have at delivery a residual shelf life of 3 (three) calendar months;

b.  that during its shelf life, the Product shall strictly comply with the specifications;

c.   that the Product shall comply with all labels, labeling, shipping documents and invoices in all material respects;

d.  that the Product shall meet all the requirements of the European Union and, for the requirements of non-EU countries within the Relief Territory, Relief will provide its support to allow Acer to comply with;

e.   that the Product shall meet the agreed specifications;

f.   that it has good and marketable title to the Product;

g.  that any of its subcontracted companies involved in the manufacturing and distribution of the Product and its raw materials are qualified in accordance with and complies with the European Union and, for the requirements of non-EU countries within the Relief Territory, Relief will provide its support to allow Acer and its subcontractors to comply with;

h.  that the Product, and any raw material it consists of, to Supplier’s best knowledge, does not infringe upon any third parties’ intellectual property right in the Relief Territory .

15. Claims

1.  Quantity/visual detectable defects. Any claim for deficiency in the quantity of Product delivered or for any other defect detectable upon a reasonable visual inspection thereof at the delivery of Product, shall be made within twenty (20) Business Days from the date of delivery.

2.  Latent Defect. Any claim for non-conformity of Product with the relevant specifications shall be made within ten (10) Business Days from their discovery during the entire shelf life of the Product.

16. Audit Rights

1.  Audit rights. Upon reasonable advance notice and during Supplier’s normal business hours, Relief may, at its sole cost and expense, but free of charge, audit records, quality and pharmacovigilance systems, facilities, procedures, applicable billing records in connection with the manufacturing and supplying of Product and activities of the Supplier related to the Product to verify the Supplier’s compliance with the CSQA and the applicable law.

2.  Quality. For quality audits, Relief, at its sole cost and expense, but free of charge, may accompany Acer at Acer scheduled CDMC audits with agreement of Acer CDMC for an ordinary audit once over a period of three (3) years and upon reasonable prior notice, while for-cause audits to Acer or Acer CDMC when necessary and upon short notice in coordination with Acer.

17. Law; Dispute	Governing law and dispute resolution shall be in accordance with the Exclusive License Agreement.

Exhibit 10.4

AMENDMENT NO. 1 TO

UNSECURED PROMISSORY NOTE

This AMENDMENT NO. 1 TO UNSECURED PROMISSORY NOTE (the “Amendment”) dated as of August 30, 2023 is by and between ACER THERAPEUTICS INC. (“Acer” or the “Company”) and CHRISTOPHER SCHELLING (“Holder”).

WHEREAS, on or about June 22, 2023, Acer executed and delivered to Holder that certain Unsecured Promissory Note, issue date June 22, 2023 in the original principal amount of $1,000,000 (the “Original Note”);

WHEREAS, the “Maturity Date” as defined in the Original Note is August 21, 2023, and Acer has not paid Holder the principal and interest under the Original Note;

WHEREAS, Acer has entered into that certain Agreement and Plan of Merger (as the same may from time to time be amended, the “Merger Agreement”) dated as of even date herewith, by and among Zevra Therapeutics, Inc. (“Parent”), Aspen Z Merger Sub, Inc., an indirect wholly-owned subsidiary of Parent (“Merger Sub”) and Acer, pursuant to which Merger Sub shall be merged with and into Acer, and Acer shall continue as the surviving corporation and an indirect wholly-owned subsidiary of Parent (the “Merger Transaction”); and

WHEREAS, Holder has agreed (i) to extend the maturity of the Original Note, and (ii) Merger Transaction shall not constitute a Qualified Transaction (which would otherwise give Holder the option of requiring prepayment of all or any part of the principal and accrued interest under the Original Note).

NOW THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Acer and Holder hereby agree that the Original Note is amended as follows:

1.

Maturity Date. Effective as of August 21, 2023, all references in the Original Note to the “Maturity Date” shall mean and refer to the earliest to occur of the following: (a) the termination of the Merger Agreement by either Acer or Parent in accordance with its terms and (b) the Closing Date (as defined in the Merger Agreement).

2.	Effectiveness of Amendment. The provisions of this Amendment shall become effective upon the execution and delivery by Acer and Holder of this Amendment.

3.

No Other Amendments. Except as expressly provided in this Amendment, all of the terms and conditions of the Original Note shall remain in full force and effect, and Acer and Holder hereby ratify all of the terms and conditions of the Original Note as amended hereby. From and after the date hereof, all references in the Original Note to “this Note” or words of similar import shall mean and refer to the Original Note and amended by this Amendment.

4.	Execution in Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

5.

WAIVER OF JURY TRIAL. THE PARTIES HERETO, ON BEHALF OF THEMSELVES AND THEIR HEIRS, EXECUTORS, ADMINISTRATORS, SUCCESSORS AND ASSIGNS, AS APPLICABLE, AGREE THAT ANY SUIT, ACTION OR PROCEEDING, WHETHER CLAIM OR COUNTERCLAIM, BROUGHT OR INSTITUTED BY OR AGAINST ANY PARTY HERETO OR ANY HEIR, EXECUTOR, ADMINISTRATOR, SUCCESSOR OR ASSIGN OF ANY PARTY HERETO, AS APPLICABLE, ARISING OUT OF OR IN ANY WAY RELATING TO THIS AGREEMENT, OR ANY FACTS OR CIRCUMSTANCES IN WHICH THIS AGREEMENT IS INVOLVED IN ANY WAY, SHALL BE TRIED ONLY BY A COURT AND NOT BY A JURY. EACH PARTY HERETO KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING. EACH OF THE PARTIES REPRESENTS AND WARRANTS THAT THIS WAIVER OF THE RIGHT TO A JURY TRIAL HAS BEEN MADE AFTER CONSULTATION WITH LEGAL COUNSEL.

6.

Miscellaneous. The captions in this Amendment are for convenience of reference only and shall not define or limit the provisions hereof. This Amendment and the Credit Agreement shall hereafter be read and construed together as a single document, and all references in the Credit Agreement, any other Loan Document or any agreement or instrument related to the Credit Agreement shall hereafter refer to the Credit Agreement as amended by this Amendment. This Amendment shall constitute a Loan Document.

(Signatures of Following Page)

2

IN WITNESS WHEREOF, the undersigned have duly executed this Amendment as of the date first set forth above.

ACER THERAPEUTICS INC.

By:	/s/ Chris Schelling
Name: Chris Schelling
Title: CEO/Founder
Acer legal review: /s/ DJ CFO: /s/ HP_

/s/ Christopher Schelling
CHRISTOPHER SCHELLING

3

Exhibit 10.5

Execution Copy

TERMINATION AGREEMENT

THIS TERMINATION AGREEMENT (the “Termination Agreement”) is entered into on August 28, 2023 (the “Signing Date”) between ACER THERAPEUTICS INC., a Delaware corporation, with its principal place of business at 300 Washington Street, Suite 356, Newton, MA, USA 02458 (“Acer”), and RELIEF THERAPEUTICS HOLDING SA, a company organized and existing under the laws of Switzerland and having its registered address at Avenue de Secheron 15, 1202 Geneve, Switzerland (“Relief”). Relief and Acer are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

RECITALS

WHEREAS, Acer and Relief entered into that certain Collaboration and License Agreement dated March 19, 2021, as amended by the “Waiver and Agreement” dated October 6, 2021 and the related Clinical Supply and Quality Agreements dated January 12, 2022 (individually and collectively the “Collaboration Agreement”) whereby among other things: (a) Acer granted, and Relief received, an exclusive license under Acer’s relevant intellectual property rights with respect to Product in the Relief Territory; (b) Acer granted, and Relief received, the right to obtain sixty percent (60%) of all Net Profits on sales of Product by Acer in the Acer Territory during the Net Profit Term and (c) Relief granted, and Acer received, the right to obtain fifteen percent (15%) of all Net Sales of Product by Relief in the Relief Territory during the Royalty Term (all capitalized terms in this Preamble as defined in the Collaboration Agreement);

WHEREAS, upon and subject to the terms and conditions of this Termination Agreement, the Parties have mutually and amicably agreed to terminate the Collaboration Agreement in its entirety and enter into a new exclusive license (the “Exclusive License Agreement”) for the Development and Commercialization by Relief of the Product in the Relief Territory and the related Clinical Supply and Quality Agreements (as defined in the Exclusive License Agreement) also effective as of the Termination Date.

NOW THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Termination Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

DEFINITIONS

SECTION 1. Capitalized terms used but not defined in the body of this Termination Agreement shall have the meanings given in the Exclusive License Agreement.

1

SECTION 2. As used in the Termination Agreement, the following initially capitalized terms, whether used in the singular or plural form, will have the meanings set forth herein:

(a) “Acer Territory” means worldwide except European Union, as defined in the Exclusive License Agreement, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, the United Kingdom, Switzerland, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia.

(b) “Affiliate” means, with respect to a Party, any corporation, firm, partnership or other entity which directly or indirectly controls or is controlled by or is under common control with such Party. For the purpose of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under the common control”) means the actual power, either directly or indirectly through one or more intermediaries, to direct or cause the direction of the management and policies of such entity, whether by the ownership of more than fifty percent (50%) of the voting stocking of such entity, by contract or otherwise.

(c) “Business Day” means any day that is not a Saturday, a Sunday or another day on which banks are required or authorized by Applicable Laws to be closed in New York, New York, U.S.. All references to days in this Termination Agreement mean calendar days, unless otherwise specified.

(d) “Commercialize” or “Commercialization” means any and all activities effective to manufacture for commercial purposes, market, promote, advertise, sell, offer for sale, have sold or otherwise dispose of, transport, distribute, import or export, as well as branding, preparation for the launch and medical education regarding the Product, and interacting with Regulatory Authorities in connection with any of the foregoing after all Regulatory Approvals have been obtained in the applicable country.

(e) “Commercially Reasonable Efforts” means, with respect to the efforts to be expended by a Party pertaining to a particular objective, the efforts and resources commonly used by a similarly situated (with respect to size, stage of development and assets) biotechnology or pharmaceutical company for similarly situated pharmaceutical products or product candidates, as applicable, to accomplish a similar objective under similar circumstances exercising reasonable business judgment, taking into account the following factors to the extent applicable: (a) stage of development; (b) efficacy and safety issues; (c) characteristics of competitive products in or anticipated to be in the marketplace as well as the nature and the extent of market exclusivity (including patent coverage and regulatory exclusivity) and any Third Party intellectual property rights; (d) process development, scale-up or manufacturing; (e) cost and likelihood of obtaining regulatory approval; (f) actual or anticipated regulatory authority approved labelling; and (g) projected or actual economic return. Commercially Reasonable Efforts will be determined on a country-by-country and indication-by-indication basis for Product, and it is anticipated that the level of effort may be different for different countries and indications, and may change over time, reflecting changes in the status of the Product (including relative to this Termination Agreement) and the country(ies) and indication(s) involved.

2

(f) “Competing Product” means any pharmaceutical product (a) containing phenylbutyrate, or (b) indicated for the treatment of UCDs involving deficiencies of carbamylphosphate synthetase (CPS), or ornithine transcarbamylase (OTC), or argininosuccinic acid synthetase (AS).

(g) “GAAP” means (a) generally accepted accounting principles in the U.S. or internationally, as appropriate, consistently applied, or (b) the international financial reporting standards (“IFRS”) if a Party uses IFRS, consistently applied.

(h) “Net Sales” means the gross amount billed or invoiced by Acer, its Affiliates or their respective licensees, sub-licensees, assignees or successors for their sales of Product, to independent Third Party customers, in bona fide arm’s length transactions, less deductions for (a) quantity, trade, cash or other discounts, allowances, credits or rebates (including customer rebates) actually allowed or taken, (b) amounts deducted, repaid or credited by reason of rejections or returns of goods and government mandated rebates, or because of clawbacks or retroactive price reductions, and (c) taxes, tariffs, duties or other governmental charges or assessments (including any sales, value added or similar taxes other than an income tax) levied, absorbed or otherwise imposed on or with respect to the production, sale, transportation, delivery or use of Products. A Product shall be considered sold when billed out or invoiced. To the extent applicable, components of Net Sales shall be determined in the ordinary course of business in accordance with GAAP. For the purposes of calculating Net Sales, the Parties understand and agree that (i) Affiliates or Acer and its Affiliates’ respective licensees, sub-licensees, assignees or successors shall not be regarded as independent Third Party customers and (ii) Net Sales shall not include Products distributed for product Development purposes, including for use in pre-clinical or clinical trials. For the avoidance of doubt, any co-promotion partner of Acer or its Affiliates who requires revenue recognition in connection with the sale of Products shall be treated in the same manner as an Affiliate of Acer for purposes of the definition of Net Sales.

(i) “Product” means a pharmaceutical composition or preparation which consists of or includes sodium phenylbutyrate (“NaPB”), including the product known with the code name ACER-001 and/or the trademark OLPRUVA™.

(j) “Third Party” means any person or entity other than Relief or Acer or an Affiliate of either Party.

(k) “UCD(s)” means urea cycle disorder(s).

3

ARTICLE 2

INITIAL PAYMENT AND TERMINATION

SECTION 1. Exclusively upon and subject to Relief’s receipt of the Initial Payment (as defined in Section 1.1.(a) of the Article 3) (the date of receipt of the Initial Payment, the “Termination Date”):

(i)	the Collaboration Agreement shall be deemed as terminated; and

(ii)	the Exclusive License Agreement and the Clinical Supply and Quality Agreements (as defined in the Exclusive License Agreement) shall become effective.

SECTION 2. In case of Acer’s breach of its obligation to execute the Initial Payment in accordance with the term set forth in Section 1.1.(a) of the Article 3, Relief will be entitled, at its sole election and discretion, to:

(i)

enforce its right to receive the Initial Payment in accordance with Section 1 and Section 2 of Article 5, provided that until Relief’s receipt of the Initial Payment, the Collaboration Agreement will remain in full force and effect; or

(ii)

terminate this Termination Agreement by written notice to Acer and, in this event, the Exclusive License Agreement with the related Clinical Supply and Quality Agreements shall be considered as null, void and of no legal effect, and the Collaboration Agreement shall continue to be fully effective in all its terms and conditions; and

(iii)	in both cases (i) and (ii), claim damages for the alleged breach.

ARTICLE 3

ACER’S PAYMENT OBLIGATIONS AND COMMITMENTS

SECTION 1. As a part of the consideration for the termination of the Collaboration Agreement, Acer agrees to make the following payments to Relief:

1.1 Fixed Payments.

(a) Within five (5) Business Days from the Signing Date, Acer shall pay Relief Ten Million Dollars ($10,000,000) (the “Initial Payment”) via wire transfer and, immediately upon the execution of the payment, it shall provide Relief with an official payment receipt or wire transfer slip issued by Acer’s bank.

4

(b) Within three (3) Business Days following the one year anniversary date of the Initial Payment, Acer will pay Relief One Million Five Hundred Thousand Dollars ($1,500,000) (the “Second Payment”).

(c) The Initial Payment and the Second Payment shall be defined as the “Fixed Payments”. For the avoidance of doubt, the Fixed Payments will be fully earned, not creditable, not refundable and not contingent upon any future performance or occurrence.

1.2 Royalty Payments; Royalty Cap.

(a) Acer shall pay Relief a continuing royalty equal to ten percent (10%) of the Net Sales of the Product in Acer Territory (the “Royalty” or “Royalty Payments”) until the cumulative Royalty Payments, together with the License Participation and the Divestment Participation (as defined hereinafter) made to Relief reach a total aggregate amount of Forty-Five Million Dollars ($45,000,000) (the “Royalty Cap”).

(b) All payments due from Acer under Section 1.2.(a) will be calculated, reported and duly paid to Relief, for each calendar quarter, within forty-five (45) days following the end of the applicable calendar quarter. Each Royalty Payment will include a report by Acer detailing the Net Sales in the Acer Territory, on a country-by-country basis, for the applicable calendar quarter with reasonable detail regarding the basis of the payment made, the volume of Product sold, the gross sales and Net Sales of Product, the amount payable, the method used to calculate such amount including any deduction made or applied and the exchange rates used.

1.3 License or Sublicense by Acer.

(a) From the Termination Date and until time of reaching, and subject to, the Royalty Cap, Acer shall pay to Relief in cash, twenty percent (20%) of all cash, stock or other payments or value which Acer or its Affiliates have the immediate right to receive from a Third Party for the direct or indirect license or sublicense of all or any part of Product rights (the “License Participation”). Notwithstanding the foregoing, Acer shall be at all times responsible to make Royalty Payments according to the terms of Section 1.2 in relation to the Net Sales of the Product in the Acer Territory by any of Acer or its Affiliates’ licensees or sublicensees. For the sake of clarity: (1) no License Participation shall be applicable to any royalty payments that Acer has the right to receive in relation to the Net Sales of the Product in the Acer Territory by any of Acer or its Affiliates’ licensees or sublicensees; and (2) License Participation shall be applicable to any cash, stock or other payments or value that Acer or its Affiliates have the right to receive in relation to the achievement of sales performance milestones by any of Acer or its Affiliates’ licensees or sublicensees.

5

(b) All payments due from Acer under Section 1.3 (a) will be calculated, reported and duly paid to Relief within forty-five (45) days from the date in which the event or condition securing the Acer’s immediate right to receive all cash, stock or other payments or value from a Third Party verifies or occurs, whether or not Acer’s actual receipt of the Third Party’s payment.

1.4 Sale, Transfer or Assignment by Acer.

(a) Acer shall have the right and ability to sell, transfer or assign all or substantially all of Acer’s rights in the Product without receiving Relief’s prior consent only subject to the satisfaction of one of the following conditions: (1) written notification to Relief of the transferee’s written commitment to: (i) fulfill Acer’s residual payment obligations towards Relief, its Affiliates or their assignees according to Section 1.1 (b), Section 1.2, Section 1.3 and Section 1.4(b) of the Termination Agreement; and (ii) fulfill obligations under Article 3, Section 2. In such case, Acer shall be jointly liable with the transferee for the fullfilment of those obligations; or (2) Acer’s payment in cash to Relief of the residual amount due according to Section 1.1. (b), Section 1.2, and Section 1.3 of the Termination Agreement at the time of sale, transfer or assignment of all or substantially all of Acer’s rights in the Product to a Third Party. The direct or indirect license or sublicense, sale, transfer or assignment of all or substantially all of Acer’s rights in the Product in the territory of U.S. shall be subject to the satisfaction of one of the two abovementioned conditions. In addition, a sale, transfer or assignment of all or substantially all of Acer’s rights on the Product, or a direct or indirect license or sublicense, sale, transfer or assignment of all or substantially all of Acer’s rights in the Product in the territory of U.S. to a Third Party that has under development or commercializes directly or indirectly any Competing Product in the U.S. shall be subject to the satisfaction of one of the two following conditions: (i) Acer or Third Party’s payment in cash to Relief of the residual amount due according to Section 1.1. (b), Section 1.2 and Section 1.3 of the Termination Agreement at the time of direct or indirect license or sublicense, sale, transfer or assignment of the Product rights to such Third Party; or (ii) Third Party’s written obligation to stop developing and/or commercializing the Competing Product within the maximum term of nine (9) months from the effective date of the agreement entered by Acer with such Third Party. In addition, the sale, transfer or assignment of all or substantially all of Acer’s rights in the Product under this Section 1.4.(a) shall require the concurrent assignment to such Third Party of the Exclusive License Agreement and the related Clinical Quality and Supply Agreements, the Commercial Supply Agreement and the Safety Data Exchange Agreement, if any. Any assignment or attempted sale, transfer or assignment of all or substantially all of Acer’s rights in the Product, or any direct or indirect license or sublicense, sale, transfer or assignment of all or substantially all of Acer’s rights in the Product in the territory of U.S., by Acer in violation of the foregoing will be null, void and of no legal effect.

(b) From the Termination Date and until time of reaching, and subject to, the Royalty Cap, Acer shall pay to Relief in cash, twenty percent (20%) of all cash, stock or other payments or value which Acer or its Affiliates have the immediate right to receive from a Third Party for the sale, transfer or assignment of all or any part of the rights in the Product (the “Divestment Participation”). Notwithstanding the foregoing, Acer or its Affiliates’ transferee shall be at all

6

times responsible to make Royalty Payments according to the terms of Section 1.2 in relation to the Net Sales of the Product in the Acer Territory by any of Acer or its Affiliates’ transferees. For the sake of clarity: (1) no Divestment Participation shall be applicable to any royalty payments that Acer has the right to receive in relation to the Net Sales of the Product in the Acer Territory by any of Acer or its Affiliates’ transferees; and (2) Divestment Participation shall be applicable to any cash, stock or other payments or value that Acer or its Affiliates have the right to receive in relation to the achievement of sales performance milestones by any of Acer or its Affiliates’ transferees.

(c) All payments due from Acer under Section 1.4 (b) will be calculated, reported and duly paid to Relief within forty-five (45) days from the date in which the event or condition securing the Acer’s immediate right to receive all cash, stock or other payments or value from a Third Party verifies or occurs, whether or not Acer’s actual receipt of the Third Party’s payment.

1.5 Payment Terms.

(a) All payments to be made under the Termination Agreement will be made in US Dollars by bank wire transfer in immediately available funds to a bank account designated by written notice from Relief. When conversion of payments from any foreign currency is required, such conversion will be at an exchange rate equal to the average of the daily rates of exchange for the currency of the country from which such payments are payable as published by The Wall Street Journal, Western U.S. Edition during the quarter for which a payment is due.

(b) If Relief does not receive payment of any sum due to it on or before the due date therefore, interest will thereafter accrue on the sum due to Relief from the due date until the date of payment at a monthly rate of two percent (2%) or the highest rate permitted by applicable laws, whichever is less. Interest shall be computed on the basis of a 360-day year and a 30-day month and compounded monthly. The payment of such interest shall not limit Relief from exercising any other rights or remedies it may have as a consequence of the lateness of any payment.

1.6 Financial Records; Audit.

(a) Acer will keep, and require its Affiliates to keep, reasonably detailed, fair and true books of accounts and records for the purpose of determining the amounts payable to Relief pursuant to this Termination Agreement. Such books and records will be kept for at least three (3) full years following the end of the year to which they pertain.

(b) Acer will allow, and require its Affiliates to allow, an independent certified public accountant selected by Relief and reasonably acceptable to Acer to audit its records for such year to verify the accuracy of any financial report furnished by Acer and any amounts to be shared or paid under this Termination Agreement for the preceding three (3) full years. Such audits may be exercised during normal business hours upon reasonable prior written notice by Relief to Acer or

7

the Affiliate. The cost of such any audit will be borne by Relief, unless the audit discloses an underpayment by Acer or the Affiliate of more than seven point five percent (7.5%) of the amount of payments due under this Termination Agreement for any applicable quarter, in which case Acer or the Affiliate will bear the cost of such audit. For the avoidance of doubt, Acer will not invoice any fee to Relief in relation to the time spent by its personnel in relation to the audit performed.

(c) Any amounts shown to be owed but unpaid, or overpaid and in need of refund, will be paid or refunded (as the case may be) within twenty-five (25) days after the accountant’s report, plus interest (as set forth in Section 1.5(b)) from the original due date.

1.7 Tax

(a) Each Party will be solely responsible for the payment of all taxes imposed on its share of income, including any payments received, as contemplated in this Agreement.

(b) The Parties agree to cooperate, and if necessary assure that their Affiliates will cooperate, reasonably with one another and use reasonable efforts, consistent with Applicable Laws, to avoid or reduce tax withholding or similar obligations in respect of any payments made by a Party to the other Party under this Agreement. Upon written request, each Party will promptly furnish to the other Party any reasonable documentation or information (including official tax certificates such as IRS Form W-8) necessary to effectuate the foregoing.

(c) To the extent a Party is required by Applicable Laws to deduct and withhold taxes on any payment to the other Party, the paying Party will pay the amounts of such taxes to the proper tax authority in a timely manner and promptly transmit to the other Party an official tax certificate or other evidence of such withholding sufficient to enable such other Party to claim such payment of taxes. Notwithstanding the foregoing and for avoidance of doubts, in case of application of any deduction or any withholding tax to the payments made under this Termination Agreement, such payments will be increased in such a way that, after deduction of such non-eliminable withholding or similar tax or charges due, Relief shall receive the full aggregate amount owed to it hereunder.

SECTION 2. As a part of the consideration for the termination of the Collaboration Agreement:

(a) Acer agrees to make, and require its and its Affiliates’ direct or indirect licensees, sub-licensees, assignees or successors to make, as of the Termination Date and until the expiration of its payment obligations under the Termination Agreement, Commercially Reasonable Efforts to Commercialize the Product in the Acer Territory; and

(b) starting from the Termination Date and for six (6) years, neither Acer nor any of its Affiliates, nor any of their respective licensees, assignees or successors in the Acer Territory, shall directly or indirectly seek Regulatory Approval for or Commercialize any Competing Product, in the Acer Territory.

8

ARTICLE 4

MUTUAL RELEASES AND WAIVERS

SECTION 1. The Parties hereby confirm, acknowledge and agree that, effective as of the Termination Date, all of the Parties’ respective rights and obligations under the Collaboration Agreement, now or hereafter arising, including all claims of any kind, are hereby permanently terminated. Accordingly, as of the Termination Date, the Parties are hereby fully and unconditionally released and discharged from their obligations under the Collaboration Agreement as follows.

SECTION 2. TO INDUCE THE OTHER PARTY TO AGREE TO THIS TERMINATION AGREEMENT, EACH PARTY AND ITS AFFILIATES (COLLECTIVELY, THE “RELEASING PARTIES”) REPRESENT AND WARRANT THAT, AS OF THE SIGNING DATE , THERE ARE NO CLAIMS OR OFFSETS AGAINST, OR RIGHTS OF RECOUPMENT WITH RESPECT TO, OR DISPUTES OF, OR DEFENSES OR COUNTERCLAIMS TO, THEIR OBLIGATIONS UNDER THE COLLABORATION AGREEMENT, AND IN ACCORDANCE THEREWITH BUT EFFECTIVE AS OF THE TERMINATION DATE THE RELEASING PARTIES :

(A) WAIVE ANY AND ALL SUCH CLAIMS, OFFSETS, RIGHTS OF RECOUPMENT, DISPUTES, DEFENSES AND COUNTERCLAIMS, WHETHER KNOWN OR UNKNOWN, ARISING PRIOR TO THE TERMINATION DATE ;

(B) FOREVER RELEASE, RELIEVE AND DISCHARGE EACH PARTY, ITS AFFILIATES AND THEIR RESPECTIVE OFFICERS, DIRECTORS, SHAREHOLDERS, MEMBERS, PARTNERS, PREDECESSORS, SUCCESSORS, ASSIGNS, ATTORNEYS, ACCOUNTANTS, AGENTS, EMPLOYEES AND REPRESENTATIVES (COLLECTIVELY, THE “RELEASED PARTIES”), AND EACH OF THEM, FROM ANY AND ALL CLAIMS, LIABILITIES, DEMANDS, CAUSES OF ACTION, DEBTS, OBLIGATIONS, PROMISES, ACTS, AGREEMENTS AND DAMAGES, OF WHATEVER KIND OR NATURE, WHETHER KNOWN OR UNKNOWN, SUSPECTED OR UNSUSPECTED, CONTINGENT OR FIXED, LIQUIDATED OR UNLIQUIDATED, MATURED OR UNMATURED, WHETHER AT LAW OR IN EQUITY, WHICH THE RELEASING PARTIES EVER HAD, NOW HAVE, OR MAY, SHALL OR CAN HEREAFTER HAVE, DIRECTLY OR INDIRECTLY ARISING OUT OF OR IN ANY WAY BASED UPON, CONNECTED WITH, OR RELATED TO THE COLLABORATION AGREEMENT AND ALL RELATED MATTERS, THINGS, ACTS, CONDUCT AND/OR OMISSIONS AT ANY TIME THROUGH AND INCLUDING THE TERMINATION DATE , INCLUDING WITHOUT LIMITATION ANY AND ALL CLAIMS AGAINST THE RELEASED PARTIES ARISING UNDER OR RELATED TO COLLABORATION AGREEMENT AND ANY RELATED AGREEMENTS, DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY;

9

(C) IN CONNECTION WITH THE RELEASE CONTAINED HEREIN, ACKNOWLEDGE THAT THEY ARE AWARE THAT THEY MAY HEREAFTER DISCOVER CLAIMS PRESENTLY UNKNOWN OR UNSUSPECTED, OR FACTS IN ADDITION TO OR DIFFERENT FROM THOSE WHICH THEY KNOW OR BELIEVE TO BE TRUE, WITH RESPECT TO THE MATTERS RELEASED HEREIN. NEVERTHELESS, IT IS THE INTENTION OF THE RELEASING PARTIES, THROUGH THIS TERMINATION AGREEMENT AND WITH ADVICE OF COUNSEL, FULLY, FINALLY AND FOREVER TO RELEASE ALL SUCH MATTERS, AND ALL CLAIMS RELATED THERETO, WHICH DO NOW EXIST, OR HERETOFORE HAVE EXISTED. IN FURTHERANCE OF SUCH INTENTION, THE RELEASES HEREIN GIVEN SHALL BE AND REMAIN IN EFFECT AS A FULL AND COMPLETE RELEASE OR WITHDRAWAL OF SUCH MATTERS NOTWITHSTANDING THE DISCOVERY OR EXISTENCE OF ANY SUCH ADDITIONAL OR DIFFERENT CLAIMS OR FACTS RELATED THERETO;

(D) COVENANT AND AGREE NOT TO BRING ANY CLAIM, ACTION, SUIT OR PROCEEDING AGAINST THE RELEASED PARTIES, DIRECTLY OR INDIRECTLY, REGARDING OR RELATED IN ANY MANNER TO THE MATTERS RELEASED HEREBY, AND FURTHER COVENANT AND AGREE THAT THIS TERMINATION AGREEMENT IS A BAR TO ANY SUCH CLAIM, ACTION, SUIT OR PROCEEDING;

(E) REPRESENT AND WARRANT TO THE RELEASED PARTIES THAT THEY HAVE NOT HERETOFORE ASSIGNED OR TRANSFERRED, OR PURPORTED TO ASSIGN OR TRANSFER, TO ANY PERSON OR ENTITY ANY CLAIMS OR OTHER MATTERS HEREIN RELEASED; AND

(F) ACKNOWLEDGE THAT THEY HAVE HAD THE BENEFIT OF INDEPENDENT LEGAL ADVICE WITH RESPECT TO THE ADVISABILITY OF ENTERING INTO THIS RELEASE AND HEREBY KNOWINGLY, AND UPON SUCH ADVICE OF COUNSEL, WAIVE ANY AND ALL APPLICABLE RIGHTS AND BENEFITS UNDER, AND PROTECTIONS OF, CALIFORNIA CIVIL CODE SECTION 1542, AND ANY AND ALL STATUTES AND DOCTRINES OF SIMILAR EFFECT. CALIFORNIA CIVIL CODE SECTION 1542 PROVIDES AS FOLLOWS:

A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release, and that if known by him or her, would have materially affected his or her settlement with the debtor or released party.

10

ARTICLE 5

MISCELLANEOUS

SECTION 1. Governing Law. This Termination Agreement shall be a contract made under and governed by the laws of the State of New York applicable to contracts made and to be performed entirely within such State, without regard to conflict of laws principles (other than section 5-1401 of the New York general obligations law).

SECTION 2. Dispute Resolution. In the event that a dispute arises between the Parties in the course of this Agreement, the dispute will be referred to the attention of the chief executive officer of Relief and the chief executive officer of Acer or their designees (the “Executive Officers”). The Executive Officers will meet as soon as reasonably possible thereafter and in good faith attempt to resolve such dispute. If, within thirty (30) days after referral of such dispute to the Executive Officers by either Party, the Executive Officers are unable to resolve such dispute, either Party will have the right to have the dispute resolved by binding arbitration, initiated by either Party on ten (10) Business Days’ notice to the other Party following the expiration of the thirty (30) day period referenced above (the “Initiation Notice”), under the International Arbitration Rules of the International Centre Dispute Resolution, a division of the American Arbitration Association (“ICDR”) then pertaining (available at www.icdr.org), except where those rules conflict with this provision, in which case this provision controls, applying the laws of the State of New York, without regards to its conflicts of law provisions, before three (3) independent, neutral arbitrators experienced in the pharmaceutical industry and licensing transactions in such industry. The place of arbitration will be New York, New York. Relief and Acer will each be entitled to select one (1) such arbitrator, with the two (2) such arbitrators so selected selecting the third (3rd) such arbitrator. In the event either Party fails to select its arbitrator within ten (10) Business Days of the Initiation Notice, the arbitrator selected by the other Party within such ten (10) Business Day period will be entitled to select such arbitrator. The arbitration will be conducted in English. The decision of the arbitrators will be final and binding on the Parties, and any decision of the arbitrators may be enforced in any court of competent jurisdiction. Each Party will bear its own expenses and an equal share of the reasonable, documented expenses of the arbitration panel and any fees required by ICDR to submit such matter to arbitration, unless the panel determines that any such fees or expenses are to be paid by the non-prevailing Party. The Parties agree to choose an expedited proceeding or process wherever possible. Notwithstanding the foregoing, either Party may seek injunctive, equitable or similar relief from a court of competent jurisdiction as necessary to enforce its rights hereunder without the requirement of arbitration. In such event, the non-prevailing Party shall reimburse to the prevailing Party all the legal costs and expenses borne in relation to enforcement of its rights.

11

SECTION 3. Assignment. Neither Party will assign this Termination Agreement without the prior written consent of the other Party, provided, however, that (i) a Party is permitted to assign this Agreement without such consent in connection with the transfer or sale of all or substantially all of its assets, capital stock or business related to this Agreement, or in the event of its merger or consolidation or change in control, corporate recapitalization or restructuring or similar transaction, and (ii) a Party is permitted to assign or transfer to, or otherwise monetize any portion of its economic benefits under the Termination Agreement with Third Parties, including lenders or investors. Any permitted successor or assignee of obligations hereunder shall, in writing to the other Party, expressly assume performance of such obligations. Any permitted assignment will be binding on the successors of the assigning Party. Any assignment or attempted assignment by either Party in violation of the foregoing will be null, void and of no legal effect. For clarity, the transfer, sale or assignment of an interest in the Product by Acer shall be governed by Article 3, Section 1.4 above.

SECTION 4. Counterparts. This Termination Agreement may be executed in any number of counterparts and by different Parties on separate counterparts, each of which, when executed and delivered, is an original, and all taken together, constitute one agreement. The Parties agree that this Termination Agreement may be electronically signed (i.e. standard electronic signature DocuSign®) and that such electronic signatures will have the same legal effect as handwritten signatures,, fully binding and with full legal force and effect, and the Parties waive any rights they may have to object to such treatment.

SECTION 5. Entire Agreement; Amendment. The Termination Agreement, together with the Exclusive License Agreement, sets forth the complete, final and exclusive agreement and all the covenants, promises, agreements, warranties, representations, conditions and understandings between the Parties hereto with respect to the subject matter hereof and supersedes, as of the Termination Date, all prior agreements and understandings between the Parties with respect to the subject matter hereof. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth herein and therein. No subsequent alteration, amendment, change or addition to the Termination Agreement will be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party.

SECTION 6. Severability. If any one or more of the provisions of the Termination Agreement is held to be invalid or unenforceable by any court of competent jurisdiction from which no appeal can be or is taken, the provision will be considered severed from the Termination Agreement and will not serve to invalidate any remaining provisions hereof. The Parties will make a good faith effort to replace any invalid or unenforceable provision with a valid and enforceable one such that the objectives contemplated by the Parties when entering this Termination Agreement may be realized.

SECTION 7. No Waiver. Any delay in enforcing a Party’s rights under the Termination Agreement or any waiver as to a particular default or other matter will not constitute a waiver of such Party’s rights to the future enforcement of its rights under the Termination Agreement, except with respect to an express written and signed waiver relating to a particular matter for a particular period of time.

12

SECTION 8. Press Releases. As soon as practicable following the Signing Date, the Parties will issue their respective separate press releases announcing the execution of this Termination Agreement in substantially the form exchanged between and agreed to by the Parties prior to the announcement. Except as required by applicable securities laws (including disclosure requirements of the U.S. Securities and Exchange Commission (“SEC”) or any stock exchange on which securities issued by a Party or its Affiliates are traded), neither Party will make any other public announcement concerning this Termination Agreement or the subject matter hereof without the prior written consent of the other, which will not be unreasonably withheld or delayed; provided that each Party may make any public statement in response to questions by the press, analysts, investors or those attending industry conferences or financial analyst calls, or issue press releases, so long as any such public statement or press release is not inconsistent with prior public disclosures or public statements approved by the other Party pursuant to this Section 8 and which do not reveal non-public information about the other Party. In the event of a required public announcement, to the extent practicable under the circumstances, the Party making such announcement will provide the other Party with a copy of the proposed text of such announcement sufficiently in advance of the scheduled release to afford such other Party a reasonable opportunity to review and comment upon the proposed text.

SECTION 9. Filing of this Agreement. The Parties will coordinate in advance with each other in connection with the filing of this Termination Agreement (including redaction of certain provisions of this Termination Agreement) with the SEC or any stock exchange or governmental agency on which securities issued by a Party or its Affiliate are traded, and each Party will use reasonable efforts to seek confidential treatment for the terms proposed to be redacted; provided, that each Party will ultimately retain control over what information to disclose to the SEC or any stock exchange or other governmental agency, as the case may be, and provided, further, that the Parties will use their reasonable efforts to file redacted versions with any governing bodies which are consistent with redacted versions previously filed with any other governing bodies. Other than such obligation, neither Party (nor its Affiliates) will be obligated to consult with or obtain approval from the other Party with respect to any filings to the SEC or any stock exchange or other governmental agency.

SECTION 10. Insolvency Proceeding. In the event of (a) an assignment by the Company for the benefit of its creditors; or (b) filing of a voluntary or involuntary bankruptcy petition or a petition for receivership or reorganization by or against the Company prior to payment in full of the Second Payment, the outstanding balance of the Second Payment shall be rendered immediately due and payable.

13

SECTION 11. Notices. Any notice required or permitted to be given under the Termination Agreement will be in writing, will specifically refer to the Termination Agreement, and will be delivered either in person, by any method of mail (postage prepaid) requiring return receipt, or by reputable overnight courier or email confirmed thereafter by any of the foregoing, to the Party to be notified at the address specified below or such other address as may be specified by such Party in writing in accordance with this Section. Notice will be deemed to have been sufficiently given for all purposes upon the earliest of (a) the date of actual receipt, if hand-delivered, or sent by email with electronic confirmation of receipt, or a reputable courier service, or (b) five (5) Business Days after mailing, if mailed by first class certified or registered airmail, postage prepaid, return receipt requested.

If to Relief:	Relief Therapeutics Holding SA
Batiment F2/F3
Avenue de Secheron 15
1202 Geneve, Switzerland
ATTN: Jeremy Meinen, Chief Financial Officer
Email:

If to Acer:	Acer Therapeutics Inc.
One Gateway Center
300 Washington Street, Suite 356
Newton, MA 02458
ATTN: Chris Schelling, President & CEO
Email:

With a copy (which will not constitute notice) to:
Acer Therapeutics Inc.
One Gateway Center
300 Washington Street, Suite 356
Newton, MA 02458
ATTN: Don Joseph, Chief Legal Officer
Email:

[Signature pages follow]

14

IN WITNESS WHEREOF, the parties hereto have caused this Termination Agreement to be duly executed by their respective authorized officers as of the Signing Date.

ACER THERAPEUTICS INC.

By:	/s/ Christopher Schelling
Name:	Christopher Schelling
Title:	CEO & Founder
8/28/2023

Legal review (initial):	/s/ DJ

CFO Review (initial):	/s/ HP

[Signature Page – Termination Agreement]

RELIEF THERAPEUTICS HOLDING SA

By:	/s/ Ram Selvaraju
Name:	Ram Selvaraju
Title:	Chairman of the Board of Directors
8/28/2023

RELIEF THERAPEUTICS HOLDING SA

By:	/s/ Paolo Galfetti
Name:	Paolo Galfetti
Title:	Chief Operating Officer
8/28/2023

[Signature Page – Termination Agreement]

Exhibit 99.1

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of August 30, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Parent”), Aspen Z Merger Sub, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Merger Sub”) and the stockholders of the Acer Therapeutics Inc., a Delaware corporation (the “Company”) set forth on Schedule A hereto (each a “Stockholder” and collectively, the “Stockholders”). Parent, Merger Sub and the Stockholders are sometimes referred to collectively herein as the “Parties” and individually as a “Party”.

BACKGROUND

A. Concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into that certain Agreement and Plan of Merger, dated as of the date of this Agreement (as the same may be amended or supplemented, the “Merger Agreement”), which provides (subject to the terms and conditions set forth therein) for the merger of the Company with and into Merger Sub, with the Company as the surviving entity (the “Merger”) (capitalized terms used but not defined herein shall have the meaning given to them in the Merger Agreement).

B. As of the date hereof, each Stockholder is the record and/or beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”)) of the number of shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”) set forth opposite such Stockholder’s name on Schedule A hereto (the “Shares”).

C. As a condition and material inducement to Parent and Merger Sub entering into the Merger Agreement, Parent and Merger Sub have requested that the Stockholders agree, and, in order to induce Parent and Merger Sub to enter into the Merger Agreement, the Stockholders are willing to agree, to the matters set forth herein.

In consideration of the foregoing and the representations, warranties, covenants, agreements, obligations, and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1. AGREEMENT TO VOTE; GRANT AND APPOINTMENT OF PROXY

1.1. Agreement to Vote. From and after the date hereof until the earlier to occur of (a) the Effective Time and (b) the termination of the Merger Agreement pursuant to and in compliance with the terms therein (such earlier date, the “Expiration Date”), each Stockholder hereby irrevocably and unconditionally agrees that, during the time this Agreement is in effect, at any annual or special meeting of the Company’s stockholders, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the Company’s stockholders, each Stockholder shall, in each case to the fullest extent that Stockholder’s Shares are entitled to vote thereon: (i) appear at each such meeting or otherwise cause all of its Shares to be counted as present thereat for purposes of determining a quorum and (ii) be present (in person or by proxy) and vote or cause to be voted (including by proxy or written consent, if applicable) all such Shares (A) in favor of (1) the Merger Agreement and the Merger and the other transactions contemplated by the Merger Agreement and (2) any proposal to adjourn or postpone such meeting of stockholders of the Company to a later date if there are not sufficient votes to approve the Merger, (B) against any material change in the capitalization of the Company or any of its Subsidiaries, or the corporate structure of the Company or any of its Subsidiaries, and (C) against any action, proposal, transaction or agreement that is intended, or would reasonably be likely to prevent, materially impede, materially delay or otherwise materially and adversely affect the Company’s, Parent’s or Merger Sub’s ability to timely consummate the transactions contemplated by the Merger Agreement, including the Merger (clauses (A) through (C), the “Required Votes”).

1.2. Grant of Irrevocable Proxy; Appointment of Proxy.

(a) From and after the date hereof until the Expiration Date, each Stockholder hereby irrevocably and unconditionally grants to, and appoints, Parent and any designee thereof as such Stockholder’s proxy and attorney-in-fact (with full power of substitution) in accordance with the Delaware General Corporate Law (“DGCL”), for and in the name, place and stead of such Stockholder, to vote or cause to be voted (including by proxy or written consent, if applicable), the Shares owned by such Stockholder as of the applicable record date in accordance with the Required Votes; provided, that each Stockholder’s grant of the proxy contemplated by this Section 1.2 shall be effective if, and only if, such Stockholder has not delivered to the Company prior to the meeting at which any of the matters described in Section 1.1 are to be considered, a duly executed irrevocable proxy card directing that the Shares of such Stockholder be voted in accordance with the Required Votes; provided, further, that any grant of such proxy shall only entitle Parent or its designee to vote on the matters specified by Section 1.1(ii), and each Stockholder shall retain the authority to vote on all other matters.

(b) Each Stockholder hereby represents that any proxies heretofore given in respect of the Shares, if any, are revocable, and hereby revokes all such proxies.

(c) Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 1.2, if it becomes effective, is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. The Parties hereby further affirm that the irrevocable proxy, if it becomes effective, is coupled with an interest and is intended to be irrevocable until the Expiration Date, at which time it will terminate automatically. The proxy granted by the Stockholder herein shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. If for any reason any proxy granted herein is not irrevocable after it becomes effective, then the Stockholder granting such proxy agrees, until the Expiration Date, to vote, or to cause the holder of record on any applicable record date to vote, the Shares in accordance with the Required Votes. The Parties agree that the foregoing is a voting agreement.

1.3. Restrictions on Transfers.

(a) Except as otherwise provided in Section 1.3(b), absent the prior written consent of Parent (which consent may be granted or withheld in Parent’s sole discretion), each Stockholder hereby agrees that, from the date hereof until the Expiration Date, it shall not, directly or indirectly, (i) sell, transfer, assign, tender in any tender or exchange offer, pledge, encumber, hypothecate or similarly dispose of (by merger, by testamentary disposition, by operation of applicable Law or otherwise) (a “Transfer”), either voluntarily or involuntarily, or enter into any contract, option or other arrangement or understanding providing for the Transfer of any Shares (or any rights attached thereto, or any economic interests therein), (ii) deposit any Shares into a voting trust or enter into a voting agreement or arrangement or grant any proxy or power of attorney with respect thereto, or (iii) agree (whether or not in writing) to take any of the actions prohibited by the foregoing clause (i) or (ii). Any purported Transfer of Shares inconsistent with this Section 1.3 shall be null and void. For the avoidance of doubt, nothing herein shall be deemed to restrict the ability of Stockholder to exercise, prior to the end of the Expiration Date, any Company Stock Options and Other Rights held by Stockholder.

2

(b) The restrictions set forth in Section 1.3(a) shall not apply to any transfer of Shares by Stockholder (i) for the net settlement of such Stockholder’s Company Stock Options and Other Rights (to pay the exercise price thereof and any Tax withholding obligations), (ii) for the exercise of such Stockholder’s Company Stock Options and Other Rights and the sale of a sufficient number of such Shares acquired upon exercise of such Company Stock Options and Other Rights as would generate sale proceeds sufficient to pay to the Company the aggregate applicable exercise price of shares then exercised under such Company Stock Options and Other Rights and any Tax withholding obligations of the Company arising as a result of such exercise, (iii) in the case of any Stockholder that is a partnership or limited liability company, to one or more partners or members of Stockholder or to an affiliated corporation, trust or other business entity under common control with Stockholder or (iv) in the case of any Stockholder that is a trust, a transfer to a beneficiary; provided, that in each case, the transferee shall concurrently with such Transfer execute a customary joinder in form and substance reasonably satisfactory to Parent agreeing to be a “Stockholder” hereunder if such transferee is not already a party to this Agreement, and to perform all obligations as a Stockholder pursuant to this Agreement with respect to the Shares; provided, further, that such Stockholder shall remain jointly and severally liable for the breaches by any of such transferee of the terms hereof.

1.4. Inconsistent Agreements. Each Stockholder hereby covenants and agrees that, except for this Agreement, it (a) shall not enter into, at any time while this Agreement remains in effect, any voting agreement or voting trust with respect to the Shares and (b) shall not grant, at any time while this Agreement remains in effect, a proxy, consent or power of attorney with respect to the Shares.

2. NO SOLICITATION

2.1. No Solicitation.

(a) Prior to the Expiration Date, each Stockholder (in its capacity as a stockholder of the Company) shall not, and shall cause (if applicable) each of its Affiliates and its and their respective directors, officers or employees not to, and shall use its reasonable best efforts to cause its and their other Representatives not to, directly or indirectly (other than with respect to Parent and Merger Sub), (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers that constitute, or that could reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or furnish to any third party information or provide to any third party access to the businesses, properties, assets or personnel of the Company or any of its Subsidiaries, in each case in connection with an Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, or for the purpose of encouraging or facilitating an Acquisition Proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle (other than an Acceptable Confidentiality Agreement) with respect to an Acquisition Proposal or enter into any agreement, contract or commitment requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement, (iv) approve, support, adopt or recommend any Acquisition Proposal, or (v) resolve or agree to do any of the foregoing. From and after the execution of this Agreement, each Stockholder shall, and shall cause (if applicable) each of its Affiliates and direct its and their respective Representatives to immediately cease and cause to be terminated all existing discussions or negotiations with any third party conducted heretofore with respect to any Acquisition Proposal or any inquiry, proposal, offer that could reasonably be expected to lead to an Acquisition Proposal.

(b) For purposes of this Agreement, the term “Affiliate” shall have the meaning assigned to it in the Merger Agreement; provided, that, for the avoidance of doubt, the Company shall not be deemed to be an Affiliate of any of the Stockholders.

3

3. REPRESENTATIONS, WARRANTIES AND COVENANTS

3.1. Representations and Warranties of each Stockholder. Each Stockholder represents and warrants to Parent and Merger Sub as follows:

(a) (i) such Stockholder has full legal right, power and capacity to execute and deliver this Agreement, to perform Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby, (ii) this Agreement has been duly executed and delivered by such Stockholder and the execution, delivery and performance of this Agreement by such Stockholder and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder and no other company actions or proceedings on the part of such Stockholder are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, and (iii) this Agreement constitutes the legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); provided that if such Stockholder is married, and any of the Shares constitute community property or spousal approval is otherwise necessary for this Agreement to be legal, binding and enforceable, this Agreement has been duly authorized, executed and delivered by, and constitutes the legal, valid and binding obligation of, such Stockholder’s spouse, enforceable against such Stockholder’s spouse in accordance with its terms;

(b) the execution and delivery of this Agreement by such Stockholder does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any applicable Law or agreement binding upon such Stockholder or the Shares, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the SEC by such Stockholder or as would not impact such Stockholder’s ability to perform or comply with its obligations under this Agreement in any material respect;

(c) (i) such Stockholder beneficially owns (as such term is used in Rule 13d-3 of the Exchange Act) the Shares and (ii) such Stockholder (A) owns, beneficially and of record, or controls all of the Shares free and clear of any proxy, voting restriction, adverse claim or other Lien (other than any restrictions created by this Agreement or under applicable federal or state securities laws), (B) has sole voting power, sole power of disposition, sole power to demand dissenters’ rights and sole power to agree to all of the matters set forth in this Agreement, each with respect to all of such Stockholder’s Shares, (C) does not own, of record or beneficially, any shares of capital stock of the Company other than the Shares set forth on Schedule A hereto, and (D) no Person other than such Stockholder has any right to direct or approve the voting or disposition of any of the Shares; provided, however, that each Stockholder may be deemed to share voting power and the power of disposition over its Shares with each other Stockholder;

(d) as of the date hereof, Stockholder is the legal and beneficial owner of the number of Company Stock Options, warrants and other rights to acquire, directly or indirectly, shares of the Company’s Common Stock set forth on Schedule A hereto (collectively, the “Company Stock Options and Other Rights”); and

(e) as of the date hereof, there is no Action pending or, to the knowledge of such Stockholder, threatened against such Stockholder before or by any Governmental Entity, except, as would not reasonably be expected, either individually or in the aggregate, to impair the ability of such Stockholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.

4

3.2. Representations and Warranties of Parent and Merger Sub. Each of Parent and Merger Sub represents and warrants to each Stockholder as follows:

(a) (i) each of Parent and Merger Sub has full legal right, power and capacity to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, (ii) this Agreement has been duly executed and delivered by Parent and Merger Sub and the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Parent and Merger Sub and no other company actions or proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, and (iii) this Agreement constitute the legal, valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity); and

(b) the execution and delivery of this Agreement by each of Parent and Merger Sub does not, and the consummation of the transactions contemplated hereby and the compliance with the provisions hereof will not, conflict with or violate any applicable Law or agreement binding upon each of Parent and Merger Sub, nor require any authorization, consent or approval of, or filing with, any Governmental Entity, except in each case for filings with the SEC by Parent or as would not impact such Parent’s ability to perform or comply with its obligations under this Agreement in any material respect.

3.3. Covenants. Each Stockholder hereby:

(a) irrevocably waives, and agrees not to exercise, any dissenters’ rights that such Stockholder may have with respect to the Shares pursuant to Section 262 of the DGCL or otherwise;

(b) agrees to permit the Company to publish and disclose, including in filings with the SEC and in the press release announcing the transactions contemplated by the Merger Agreement, this Agreement and the Stockholders’ identity and ownership of the Shares and the nature of the Stockholders’ commitments, arrangements and understandings under this Agreement;

(c) agrees to permit Parent to publish and disclose, including in filings with the SEC and in the press release announcing the transactions contemplated by the Merger Agreement, this Agreement and the Stockholders’ identity and ownership of the Shares and the nature of the Stockholders’ commitments, arrangements and understandings under this Agreement;

(d) acknowledges that such Stockholder has received and reviewed a copy of the Merger Agreement and that each of Parent and Merger Sub is entering into the Merger Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement;

(e) agrees (i) not to take, agree or commit to take any action that would reasonably be expected to make any representation or warranty of such Stockholder contained in this Agreement inaccurate in any respect as of any time during the term of the Agreement and (ii) to take all reasonable action necessary to prevent any such representation or warranty from being inaccurate in any respect at any time;

(f) agrees and acknowledges that, upon the reasonable request of Parent, such Stockholder shall execute and deliver any additional documents and take, or cause to be taken, all actions, and to do, or cause to be done, all things as may reasonably be deemed by Parent to be necessary or desirable to fulfill such Stockholder’s obligations under this Agreement;

5

(g) shall and does authorize Parent or its counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of the Shares (and that this Agreement places limits on the voting and transfer of the Shares); provided that if Parent or its counsel gives such notification, it shall on the Expiration Date further notify the Company’s transfer agent that the stop transfer order (and all other restrictions) have terminated as of such date;

(h) agrees that all Shares that Stockholder purchases, acquires the right to vote or otherwise acquires beneficial ownership of, after the execution of this Agreement and prior to the Expiration Date shall be subject to the terms and conditions of this Agreement and shall constitute Shares for all purposes of this Agreement. In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company affecting the Shares, the terms of this Agreement shall apply to the resulting securities and such securities shall be deemed to be “Shares” for all purposes of this Agreement; and

(i) agrees that such Stockholder shall not bring, commence, institute, maintain, prosecute, join or voluntarily aid any Action in law or in equity, in any court or before any Governmental Entity, which (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement or (ii) alleges that the execution and delivery of this Agreement by such Stockholder, either alone or together with any other voting agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors of the Company, breaches any fiduciary duty of the Board of Directors of the Company or any member thereof.

4. TERMINATION

4.1. Termination. This Agreement shall terminate without any further action by any Party and be of no further force or effect on the Expiration Date, and no Party shall have any rights or obligations hereunder following the Expiration Date. Notwithstanding the preceding sentence, this Section 4 and Section 5 shall survive any termination of this Agreement. Nothing in this Section 4 shall relieve or otherwise limit any Party of liability of any Willful Breach of this Agreement prior to the termination hereof.

5. MISCELLANEOUS PROVISIONS

5.1. Fiduciary Duties. Notwithstanding anything in this Agreement to the contrary, (i) no Stockholder makes any agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a beneficial owner of such Stockholder’s Shares, (ii) nothing in this Agreement shall be construed to limit or affect any Stockholder’s rights and obligations as a director or officer of the Company, and (iii) no Stockholder shall have any liability to Parent, Merger Sub or any of their Affiliates under this Agreement as a result of any action or inaction by such Stockholder acting in his or her capacity as a director or officer of the Company.

5.2. Expenses. Whether or not the Merger is consummated, all costs, expenses and fees (including attorneys’ fees, if any) incurred in connection with the preparation, execution and delivery of this Agreement and compliance herewith, shall be paid by the Party incurring or required to incur such expenses.

6

5.3. No Ownership Interest. Except as specifically provided herein, (a) all rights, ownership and economic benefits of and relating to a Stockholder’s Shares shall remain vested in and belong to such Stockholder and (b) neither Parent nor Merger Sub shall have authority to exercise any power or authority to direct or control the voting or disposition of any Shares or direct such Stockholder in the performance of its duties or responsibilities as a stockholder of the Company. Nothing in this Agreement shall be interpreted as creating or forming a “group” with any other Person, including Parent and Merger Sub, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.

5.4. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of receipt, if delivered personally, (b) on the date of receipt, if delivered by facsimile or e-mail during normal business hours on a Business Day or, if delivered outside of normal business hours on a Business Day or on a day that is not a Business Day, on the first Business Day thereafter, or (c) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Parent or Merger Sub, to:

Zevra Therapeutics, Inc.

1180 Celebration Blvd, Suite 103

Celebration, FL 34747

Attention: R. LaDuane Clifton, MBA, CPA

Email:

with a copy (which shall not constitute notice) to:

Bryan Cave Leighton Paisner

211 North Broadway, Suite 3600

St. Louis, MO 63102

Attention: Stephanie Hosler

Phone: +1 314 259 2797

Email: stephanie.hosler@bclplaw.com

If to Stockholder to:

The address set forth on Schedule A

5.5. Amendments; Waivers. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed (a) in the case of an amendment, by Parent, Merger Sub and each Stockholder, and (b) in the case of a waiver, by the Party (or Parties) against whom the waiver is to be effective. No failure or delay by any Party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

5.6. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated (including by sale of stock, operation of applicable Law in connection with a merger or sale of substantially all the assets) by any of the parties hereto without the prior written consent of the other parties, except that Parent may assign, in its sole discretion, all or any of the rights, interests or obligations hereunder to any of its Affiliates. Any purported assignment inconsistent with this Section 5.6 shall be null and void.

7

5.7. No Partnership, Agency or Joint Venture. This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship between the parties hereto.

5.8. Entire Agreement. This Agreement (including Schedule A hereto), the proxy granted in Section 1.2, and, to the extent referenced herein, the Merger Agreement, constitute the entire agreement, and supersede all other prior and contemporaneous agreements, understandings, undertakings, arrangements, representations and warranties, both written and oral, among the Parties with respect to the subject matter hereof.

5.9. No Third-Party Beneficiaries. Each Stockholder, Parent and Merger Sub agree that (a) its representations, warranties, covenants and agreements set forth herein are solely for the benefit of Parent and Merger Sub (in the case of a Stockholder) or each Stockholder (in the case of Parent and Merger Sub), in accordance with and subject to the terms of this Agreement, and (b) this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

5.10. Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a) This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

(b) Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by it or its Affiliates against any other Party or its Affiliates shall be brought and determined exclusively in the Delaware Court of Chancery or, if under applicable Law the Delaware Court of Chancery does not have proper subject matter jurisdiction, any federal or state court in the State of Delaware (and appellate courts thereof). Each of the Parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding. Each of the Parties agrees not to and to cause its Affiliates not to commence any action, suit or proceeding relating to this Agreement or the transactions contemplated hereby except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the Parties hereto irrevocably agrees that, subject to any available appeal rights, any decision, order, or judgment issued by such above named courts shall be binding and enforceable, and irrevocably agrees to abide by any such decision, order, or judgment.

8

(c) EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

5.11. Specific Performance; Remedies. Each of the Stockholders agrees and acknowledges that irreparable harm would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each of the Stockholders accordingly agrees that, without posting bond or other undertaking, Parent shall be entitled to seek injunctive or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity. In the event that any such action is brought in equity to enforce the provisions of this Agreement, no Stockholder will allege, and each Stockholder hereby waives the defense or counterclaim, that there is an adequate remedy at law.

5.12. Headings. Headings of the Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever.

5.13. Interpretation. When a reference is made in this Agreement to a Section or Schedule, such reference shall be to a Section or Schedule of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The word “extent” and the phrase “to the extent” when used in this Agreement shall mean the degree to which a subject or other thing extends, and such word or phrase shall not mean simply “if”. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

5.14. Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by all of the other Parties hereto. Until and unless each Party hereto has received a counterpart hereof signed by each other Party hereto, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document, will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

5.15. Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is unenforceable and a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision.

9

5.16. No Agreement Until Executed. Irrespective of negotiations among the Parties or the exchanging of drafts of this Agreement, this Agreement shall not constitute or be deemed to evidence a contract, agreement, arrangement or understanding between the Parties hereto unless and until the Merger Agreement is executed by all Parties thereto.

(The remainder of this page is intentionally left blank; signature pages follow)

10

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

PARENT:

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton
Name: R. LaDuane Clifton, MBA, CPA
Title: Chief Financial Officer, Secretary and Treasurer

MERGER SUB:

ASPEN Z MERGER SUB, INC.

By:	/s/ R. LaDuane Clifton
Name: R. LaDuane Clifton, MBA, CPA
Title: Chief Financial Officer, Secretary

[Parent and Merger Sub Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Christopher Schelling
Name: Christopher Schelling

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Stephen J. Aselage
Name: Stephen J. Aselage

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Jason Amello
Name: Jason Amello

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ John M. Dunn
Name: John M. Dunn

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Michelle Griffin
Name: Michelle Griffin

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Harry S. Palmin
Name: Harry S. Palmin

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Donald R. Joseph
Name: Donald R. Joseph

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Jefferson E. Davis
Name: Jefferson E. Davis

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Tanya Hayden
Name: Tanya Hayden

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ John M. Klopp
Name: John M. Klopp

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Bernie Paul
Name: Bernie Paul

[Stockholder Signature Page to Voting and Support Agreement]

IN WITNESS WHEREOF, the Parties to this Agreement have caused this Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

/s/ Adrian Quartel
Name: Adrian Quartel

[Stockholder Signature Page to Voting and Support Agreement]

SCHEDULE A

Company Securities

Stockholder	Company Common Stock	Company Options	Company Warrants
Christopher Schelling	2,712,529	208,500
Stephen J. Aselage	483,741	95,500
Jason Amello	—	77,500
John M. Dunn	27,380	90,500
Michelle Griffin	—	77,500
Harry S. Palmin	125,000	249,600
Donald R. Joseph	14,285	242,000
Jefferson E. Davis	71,645	160,000
Tanya Hayden	—	97,500
John M. Klopp	—	161,000
Bernie Paul	—	120,000
Adrian Quartel	—	230,000

[Schedule A to Voting and Support Agreement]

FORM OF SPOUSAL CONSENT

The undersigned represents that the undersigned is the spouse of Stockholder and that the undersigned is familiar with the terms of the Voting and Support Agreement (the “Agreement”), entered into as of August 30, 2023, by and among Zevra Therapeutics, Inc., a Delaware corporation (“Parent”), Aspen Z Merger Sub, Inc., a Delaware corporation and an indirect direct wholly-owned subsidiary of Parent (“Merger Sub”), and the undersigned’s spouse (the “Stockholder”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Agreement. The undersigned hereby agrees that the interest of Stockholder in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement and by any amendment, modification, waiver or termination signed by Stockholder. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement, and that such Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes Stockholder to amend, modify or terminate such Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by Stockholder shall be binding on the community property interest of undersigned in all property which is the subject of such Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

Dated: August ___, 2023

SPOUSE:

Signature:

Print name:

[Form of Spousal Consent to Voting and Support Agreement]

Exhibit 99.2

LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of August 30, 2023 by and between (i) Zevra Therapeutics, Inc., a Delaware corporation (the “Parent”) and (ii) the undersigned (“Holder”). Any capitalized term used but not defined in this Agreement will have the meaning ascribed to such term in the Merger Agreement (defined below).

RECITALS

WHEREAS, on or about the date hereof, (i) the Parent, (ii) Aspen Z Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Parent (“Merger Sub”), and (iii) Acer Therapeutics Inc., a Delaware corporation (“Company”), intend to enter into an Agreement and Plan of Merger (as amended from time to time in accordance with the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity (the “Merger”), and as a result of which all of the issued and outstanding capital stock of the Company, immediately prior to the consummation of the Merger (the “Closing”), shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right for each holder of Company Common Stock to receive, among other consideration set forth in the Merger Agreement, the Per Share Stock Consideration, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL;

WHEREAS, as of the date hereof, Holder is a holder of the Company Common Stock and/or certain Company Stock Options and Company Warrants in such amounts as set forth underneath Holder’s name on the signature page hereto; and

WHEREAS, pursuant to the Merger Agreement, and in view of the valuable consideration to be received by Holder thereunder, the parties desire to enter into this Agreement, pursuant to which to shares of Parent Common Stock to be received by Holder in the Merger in exchange for the Company Common Stock (including, if applicable, in exchange for or upon exercise or conversion of, Company Warrants (or replacement options or warrants) issued and outstanding, set forth underneath Holder’s name on the signature page hereto (all such securities, together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted, the “Restricted Securities”) shall become subject to limitations on disposition as set forth herein.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Lock-Up Period.

(a) Holder hereby agrees not to, during the period commencing from the Closing and ending on the earlier of (1) the date that is 180 days after the Closing Date, and (2) the date after the Closing on which the Parent consummates a liquidation, merger, stock exchange or other similar transaction with an unaffiliated third party that results in all of Parent’s stockholders having the right to exchange their equity holdings in Parent for cash, securities or other property (the “Lock-Up Period”): (i) lend, offer, pledge, hypothecate, encumber, donate, assign, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Restricted Securities, (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly disclose the intention to do any of the foregoing, whether any such transaction described in clauses (i) or (ii) above is to be settled by delivery of Restricted Securities or other securities, in cash or otherwise (any of the foregoing described in clauses (i), (ii) or (iii), a “Prohibited Transfer”). The foregoing sentence shall not apply to (x) the transfer of any or all of the Restricted Securities owned by Holder, if the Holder is a corporation, partnership, limited liability company or other business entity, to another corporation, partnership, limited liability company or other business entity so long as the transferee controls, is controlled by or is under common control with the Holder and such transfer is not for value or (y) the transfer of any or all of the Restricted Securities owned by Holder (I) by gift, will or intestate succession upon the death of Holder, (II) to any Permitted Transferee (defined below) or (III) pursuant to a court order or settlement agreement related to the distribution of assets in connection with the dissolution of marriage or civil union; provided, however, that in any of cases (x) or (y) it shall be a condition to such transfer that the transferee executes and delivers to the Parent an agreement stating that the transferee is receiving and holding the Restricted Securities subject to the provisions of this Agreement applicable to Holder, and there shall be no further transfer of such Restricted Securities except in accordance with this Agreement. As used in this Agreement, the term “Permitted Transferee” shall mean: (1) the members of Holder’s immediate family (for purposes of this Agreement, “immediate family” shall mean with respect to any natural person, any of the following: such person’s spouse or domestic partner, the siblings of such person and his or her spouse or domestic partner, and the direct descendants and ascendants (including adopted and step children and parents) of such person and his or her spouses or domestic partners and siblings), (2) any trust for the direct or indirect benefit of Holder or the immediate family of Holder, (3) if Holder is a trust, to the trustor or beneficiary of such trust or to the estate of a beneficiary of such trust, (4) if Holder is an entity, as a distribution to limited partners, shareholders, members of, or owners of similar equity interests in Holder upon the liquidation and dissolution of Holder, (5) to any affiliate of Holder and (6) any transferee whereby there is no change in beneficial ownership. Holder further agrees to execute such agreements as may be reasonably requested by Parent that are consistent with the foregoing or that are necessary to give further effect thereto.

(b) Notwithstanding the restrictions imposed by this Agreement, Holder may (i) establish a trading plan pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any transfers of Restricted Securities owned by Holder during the Lock-up Period, and provided further that if Holder is then subject to Parent’s insider trading policy, then Holder shall comply with any requirements or conditions of establishing such a trading plan in such policy, as modified from time to time, and (ii) transfer or dispose of shares of Parent Common Stock acquired on the open market following the Closing Date.

(c) If any Prohibited Transfer is made or attempted contrary to the provisions of this Agreement, such purported Prohibited Transfer shall be null and void ab initio, and Parent shall refuse to recognize any such purported transferee of the Restricted Securities as one of its equity holders for any purpose. In order to enforce this Section 1, Parent may impose stop-transfer instructions with respect to the Restricted Securities of Holder (and Permitted Transferees and assigns thereof) until the end of the Lock-Up Period.

2

(d) During the Lock-Up Period, each certificate evidencing any Restricted Securities shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF AUGUST 30, 2023, BY AND BETWEEN THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”

(e) For the avoidance of any doubt, Holder shall retain all of its rights as a stockholder of the Parent during the Lock-Up Period, including the right to vote any Restricted Securities.

2. Miscellaneous.

(a) Material Inducement and Consideration. The Holder acknowledges and agrees that its entering into this Agreement with the Parent and its covenants and agreements herein are a material inducement to the Parent’s entering into the Merger Agreement and proceeding with the Merger, and Parent’s so doing constitute valuable consideration to the Holder.

(b) Termination of Merger Agreement. This Agreement shall be binding upon Holder upon Holder’s execution and delivery of this Agreement, but this Agreement shall only become effective upon the Closing. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Closing, this Agreement and all rights and obligations of the parties hereunder shall automatically terminate and be of no further force or effect.

(c) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Agreement and all obligations of Holder are personal to Holder and may not be transferred or delegated by Holder at any time without the prior written consent of Parent. The Parent may freely assign any or all of its rights under this Agreement, in whole or in part, to any successor entity (whether by merger, consolidation, equity sale, asset sale or otherwise) without obtaining the consent or approval of Holder.

(d) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a party hereto or thereto or a successor or permitted assign of such a party.

3

(e) Governing Law; Jurisdiction. This Agreement and any dispute or controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of law principles thereof. All Actions arising out of or relating to this Agreement shall be heard and determined exclusively in the Delaware Court of Chancery or, if under applicable Law the Delaware Court of Chancery does not have proper subject matter jurisdiction, any federal or state court in the State of Delaware (and appellate courts thereof) (the “Specified Courts”). Each party hereto hereby (i) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such party at the applicable address set forth in Section 2(h). Nothing in this Section 2(e) shall affect the right of any party to serve legal process in any other manner permitted by applicable law.

(f) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 2(f).

(g) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”.

(h) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier

4

service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

ZEVRA Therapeutics, Inc.

1180 Celebration Blvd., Suite 103

Celebration, FL 34747

Attention: LaDuane Clifton

Phone:

E-mail:

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: Nathan Ajiashvili

Phone: +1 212 906 2916

E-mail: Nathan.ajiashvili@lw.com

(i) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of the Parent and Holder. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

(j) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

(k) Specific Performance. Holder acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by Holder, money damages will be inadequate and Parent will have no adequate remedy at law, and agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by Holder in accordance with their specific terms or were otherwise breached. Accordingly, the Parent shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by Holder and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such party may be entitled under this Agreement, at law or in equity.

5

(l) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Ancillary Document. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of the Parent or any of the obligations of Holder under any other agreement between Holder and the Parent or any certificate or instrument executed by Holder in favor of the Parent, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of the Parent or any of the obligations of Holder under this Agreement.

(m) Further Assurances. From time to time, at another party’s request and without further consideration (but at the requesting party’s reasonable cost and expense), each party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

(n) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[remainder of page left intentionally blank]

6

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

PARENT:

ZEVRA THERAPEUTICS, INC.

By:
Name:	LaDuane Clifton
Title:	Chief Financial Officer

[Additional Signatures on Following Page]

[Signature Page to Lock-Up Agreement]

IN WITNESS WHEREOF, the parties have executed this Lock-Up Agreement as of the date first written above.

HOLDER:

Name of Holder: [_________________________]

By:
Name:
Title:

Number of Shares and Type of Company Stock (including Company Options and Warrants):

Company Stock:

Address for Notice:

Telephone:

Email:

[Signature Page to Lock-Up Agreement]

2

Exhibit 99.3

Acer Therapeutics Reacquires Worldwide Development, Commercialization and Economic Rights to OLPRUVA™ from Relief Therapeutics, Excluding the Geographical Europe

NEWTON, MA – August 30, 2023 – Acer Therapeutics Inc. (Nasdaq: ACER), a pharmaceutical company focused on the acquisition, development and commercialization of therapies for serious, rare and life-threatening diseases with significant unmet medical needs, today announced it has entered into definitive agreements to reacquire worldwide development, commercialization and economic rights to OLPRUVA™ (sodium phenylbutyrate) from Relief Therapeutics, excluding the European Union, Liechtenstein, San Marino, Vatican City, Norway, Iceland, Principality of Monaco, Andorra, Gibraltar, Switzerland, United Kingdom, Albania, Bosnia, Kosovo, Montenegro, Serbia and North Macedonia (Geographical Europe). OLPRUVA™ is approved in the U.S. for the treatment of certain urea cycle disorders (UCDs).

Under the prior Collaboration and License Agreement (CLA) between the parties, Acer would have paid Relief 60% of Acer’s OLPRUVA™ net profits in the U.S., Canada, Brazil, Turkey and Japan (the Acer territories), while Acer would have received a 15% royalty on Relief’s net sales in the rest of the world (the Relief territories). Acer and Relief have now agreed to terminate the CLA, where Acer is no longer required to pay Relief 60% of OLPRUVA™ net profits in the Acer territories and have regained all development and commercialization rights in rest of the world, excluding the Geographical Europe. In return, Relief will receive an upfront payment by Acer of $10 million, to be made within 5 business days of the signature date, with an additional payment of $1.5 million due on the first-year anniversary of the $10 million payment. Acer has also agreed to pay a 10% royalty on net sales in the Acer territories, and 20% of any value received by Acer from certain third parties relating to OLPRUVA™ licensing or divestment rights, all of the foregoing which are capped at $45 million, for total payments to Relief of up to $56.5 million. Additionally, Acer and Relief have entered into a new Exclusive License Agreement (ELA) in which Relief will retain development and commercialization rights for OLPRUVA™ in the Geographical Europe, where Acer will have the right to receive a royalty of up to 10% of the net sales of OLPRUVA™.

“Regaining exclusive worldwide rights to OLPRUVA™ without profit sharing, subject only to Relief’s rights in the Geographical Europe, unlocks value for Acer as we continue the U.S. launch of OLPRUVA™ and begin to provide treatments to UCD patients in need,” said Chris Schelling, CEO and Founder of Acer. “Reacquiring greater economic rights to OLPRUVA™ allows Acer to reinvest more capital into potential lifecycle expansion opportunities for OLPRUVA™, in additional inborn errors of metabolism, such as Maple Syrup Urine Disease and other potential indications.”

“We are very happy to have restructured our collaboration with Acer Therapeutics which we believe will benefit those suffering from UCDs and other potential rare metabolic conditions,” said Jack Weinstein, CEO of Relief Therapeutics. “Our collective goal with Acer is to maximize the global commercialization of OLPRUVA™ to ensure as many patients as possible will access this much needed, differentiated and convenient alternative.”

Additional information regarding the termination of the March 2021 CLA and execution of the new ELA for European rights is available on form 8-K at https://www.acertx.com/investor-relations/sec-filings-list/.

OLPRUVA™: Now Available by Prescription in U.S.

ACER-001 (sodium phenylbutyrate) was approved for the treatment of certain UCDs in December 2022 and is marketed under the brand name, OLPRUVA™. OLPRUVA™ (sodium phenylbutyrate) for oral suspension is a prescription medicine used along with certain therapy, including changes in diet, for the long-term management of adults and children weighing 44 pounds (20 kg) or greater and with a BSA of 1.2 m2 or greater, with UCDs, involving deficiencies of CPS, OTC, or AS.1 Please see full Prescribing Information, including Patient Information.

Important Safety Information

Certain medicines may increase the level of ammonia in the blood or cause serious side effects when taken during treatment with OLPRUVA™. Tell your doctor about all the medicines you or your child takes, especially if you or your child takes corticosteroids, valproic acid, haloperidol, and/or probenecid.

OLPRUVA™ can cause serious side effects, including: 1) nervous system problems (neurotoxicity) such as, sleepiness, tiredness, lightheadedness, vomiting, nausea, headache, and/or confusion, 2) low potassium levels in your blood (hypokalemia) and 3) conditions related to swelling (edema). OLPRUVA™ contains salt (sodium), which can cause swelling from salt and water retention. Tell your doctor right away if you or your child get any of these symptoms. Your doctor may do certain blood tests to check for side effects during treatment with OLPRUVA. If you have certain medical conditions such as heart, liver or kidney problems, are pregnant/planning to get pregnant or breast-feeding, your doctor will decide if OLPRUVA™ is right for you.

The most common side effects of OLPRUVA™ include absent or irregular menstrual periods, decreased appetite, body odor, bad taste or avoiding foods you ate prior to getting sick (taste aversion). These are not all of the possible side effects of OLPRUVA™. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

For additional Important Safety Information, see full Prescribing Information, Patient Package Insert and discuss with your doctor.

About Acer Therapeutics

Acer is a pharmaceutical company focused on the acquisition, development and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. In the U.S., OLPRUVA™ (sodium phenylbutyrate) is approved for the treatment of UCDs involving deficiencies of CPS, OTC, or AS. Acer is also advancing a pipeline of investigational product candidates for rare and life-threatening diseases, including: OLPRUVA™ (sodium phenylbutyrate) for treatment of various disorders, including Maple Syrup Urine Disease (MSUD); and EDSIVO™ (celiprolol) for treatment of vascular Ehlers-Danlos syndrome (vEDS) in patients with a confirmed type III collagen (COL3A1) mutation. For more information, visit www.acertx.com.

References

1.	OLPRUVA™ (sodium phenylbutyrate) for oral suspension. Prescribing information. Newton, MA: Acer Therapeutics Inc.

Acer Forward-Looking Statements

This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. Examples of such statements include, but are not limited to, expected payments between Acer and Relief in connection with the ELA and terminated CLA, the impact of the revised business arrangement between Acer and Relief on the Company and the Company’s investment plans related thereto, plans with respect to the U.S. launch of OLPRUVA™, and the possible side effects of OLPRUVA™. Additionally, the Company’s effort to advance a pipeline of investigational product candidates and related plans and expectations is an example of such forward-looking statements. Our efforts to commercialize OLPRUVA™ for oral suspension in the U.S. for the treatment of certain patients with UCDs involving deficiencies of CPS, OTC, or AS are at an early stage, we currently do not have fully developed marketing and sales capabilities, and there is no guarantee that we will be successful in our commercialization efforts. Our pipeline products (including OLPRUVA™ for indications other than UCDs) are under investigation and their safety and efficacy have not been established and there is no guarantee that any of our investigational products in development will receive health authority approval or become commercially available for the uses being investigated. We may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Such statements are based on management’s current expectations and involve risks and uncertainties. Actual results and performance could differ materially from those projected in the forward-looking statements as a result of many factors, including, without limitation, the availability of financing to fund our commercialization efforts, our pipeline product development programs and general corporate operations as well as risks related to drug development and the regulatory approval process, including the timing and requirements of regulatory actions. We disclaim any intent or obligation to update these forward-looking statements to reflect events or circumstances that exist after the date on which they were made. You should review additional disclosures we make in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. You may access these documents for no charge at http://www.sec.gov.

Corporate and IR Contacts

Harry Palmin

Chief Financial Officer

Acer Therapeutics Inc.

investors@acertx.com

+1-844-902-6100

Nick Colangelo

Gilmartin Group

nick@gilmartinIR.com

+1-332-895-3226

Exhibit 99.4

Zevra Therapeutics to Acquire Acer Therapeutics, Expanding its Rare Disease Portfolio and Adding Commercial Product

Proposed acquisition of Acer for $15M in Zevra stock plus Contingent Value Rights (CVRs) and Zevra’s assumption of Acer’s debt in capital efficient structure

Zevra to assume commercialization efforts of OLPRUVATM, recently approved for the treatment of urea cycle disorders (UCDs)

FDA-approved commercial asset expected to increase and diversify Zevra’s revenues

OLPRUVATMcommercial operations provide Zevra scale and cost synergies to complement the potential launch of arimoclomol

Adds EDSIVOTM, a Phase 3 program for vascular Ehlers-Danlos Syndrome (vEDS), to Zevra’s rare disease clinical pipeline

Zevra to discuss details during conference call today, at 8:30 a.m. ET

Celebration, FL and Newton, MA – August 31, 2023 – Zevra Therapeutics, Inc. (NasdaqGS: ZVRA) (“Zevra”), a rare disease company melding science, data and patient need to create transformational therapies for diseases with limited or no treatment options, and Acer Therapeutics Inc. (Nasdaq: ACER) (“Acer”), a pharmaceutical company focused on development and commercialization of therapies for rare and life-threatening diseases, today announced the companies have entered into a definitive agreement pursuant to which Zevra would acquire Acer in a merger transaction having a total potential value for Acer stockholders of up to $91 million, consisting of (i) approximately 2.96 million shares of Zevra common stock valued at $15 million, or 0.121 shares of Zevra’s common stock per share of Acer common stock based on the volume weighted average trading price (VWAP) of shares of Zevra’s common stock during the 20 consecutive trading days ending on the trading date prior to today, and (ii) up to an additional $76 million in a series of potential cash payments pursuant to non-transferable Contingent Value Rights (CVRs) upon achievement of certain commercial and regulatory milestones for Acer’s OLPRUVA (sodium phenylbutyrate) and Acer’s EDSIVO (celiprol) within specified time periods. Certain additional cash payments are also possible pursuant to the CVRs with respect to milestones involving Acer’s early-stage program ACER-2820 (emetine), as described further below. Zevra has also purchased Acer’s secured debt at a discount from Nantahala Capital (Nantahala) through a series of transactions in capital efficient structure. In addition, Zevra has

Zevra/Acer Press Release Page 2

agreed to provide Acer with a bridge loan facility for up to $16.5 million, subject to certain terms and conditions. Both companies are deeply committed to developing and commercializing treatments for rare diseases with a strong focus on patients and remain dedicated to supporting communities with little or no existing therapeutic options. The merger is expected to expand Zevra’s rare disease portfolio, as well as increase and diversify its revenues with the addition of a U.S. commercial asset, OLPRUVA, indicated for the treatment of UCDs. The transaction is subject to certain customary closing conditions, including, but not limited to, approval by Acer’s stockholders.

“We believe that Acer’s portfolio of rare disease programs, including the recent U.S. commercial approval of OLPRUVA for UCDs, is a perfect strategic fit for Zevra and creates significant opportunity for us to positively impact patient lives while creating shareholder value,” said Joshua Schafer, Chief Commercialization Officer and Executive Vice President of Business Development of Zevra Therapeutics. “We are excited about Acer’s clinical programs and are confident in the potential of OLPRUVA to bring UCD patients a more convenient and cost-effective treatment option over current therapies. Acer would bring unique rare disease operations and capabilities that would serve as a foundation to support the commercialization of Zevra’s pipeline as it advances.”

Chris Schelling, Acer Therapeutics’ Chief Executive Officer and Founder, added, “Following years of product development and commitment to rare disease communities, culminating in the FDA approval of OLPRUVA, we are pleased to see our assets, pipeline and team positioned to unite under the Zevra umbrella. We look forward to working with the Zevra team to ensure a smooth transition as we work together on behalf of patients.”

“This merger would support Zevra’s vision of becoming a leading rare disease company bringing life-changing therapies to patients with a significant unmet need,” said Christal Mickle, Zevra’s interim Chief Executive Officer and Chief Development Officer. “The commercial launch of OLPRUVA in the U.S. requires a small, highly-focused commercial team, which is complementary to what we intend to build for arimoclomol, our product candidate for the treatment of Niemann-Pick disease Type C (NPC). We believe there is potential to realize significant synergies across our commercial organizations as both UCDs and NPC are metabolic related conditions and there is substantial overlap among those physicians that treat both disorders.”

Financial Details and Terms of the Transactions:

The transactions, which have been approved by the Boards of Directors of both companies, are currently anticipated to close in the fourth quarter of 2023, subject to Acer stockholder approval, as well as other customary closing conditions. The merger is expected to accelerate Zevra’s pathway to becoming a commercial-stage company by adding OLPRUVA, an FDA-approved asset, which is expected to add to Zevra’s revenue. There are potential synergies to be realized by combining Acer’s operations with Zevra’s capabilities in preparation for the potential launch of arimoclomol. In addition, Zevra expects to acquire significant net operating loss (NOL) tax assets as part of this merger, providing potential tax savings against future earnings.

Zevra/Acer Press Release Page 3

Under the terms of the definitive agreement, at closing, Zevra would issue 0.121 of a share of Zevra’s common stock in respect of each share of Acer’s common stock. In addition, Acer stockholders of record as of immediately prior to the effective time of the merger would receive non-transferable CVRs entitling the holders to receive up to $34 million in cash upon the achievement of certain commercial milestones for OLPRUVA, and up to an additional $42 million in cash upon the achievement of certain regulatory milestones for OLPRUVA and EDSIVO.

Approximately 2.96 million shares of Zevra common stock to be issued in the merger is calculated by dividing $15.0 million by the VWAP of Zevra’s shares of common stock during the 20 consecutive trading days through yesterday, which was $5.0667. The 20-day trailing VWAP value represents a discount of approximately 2% to yesterday’s closing share price for Acer.

The non-transferable CVRs will entitle the Acer stockholders of record to receive up to $34 million in cash upon the achievement of certain commercial milestones for OLPRUVA, and an additional $42 million in cash upon the achievement of certain regulatory milestones for other development programs. The proposed transactions also include non-transferable CVRs for ACER-2820, Acer’s early phase emetine program.

Based on the number of Zevra shares issued and outstanding as of June 30, 2023, together with the equity issued to Nantahala as part of the debt acquisition as described below, the aggregate number of shares issuable to Acer stockholders in the merger is expected to represent approximately 7.6% of the issued and outstanding common stock of Zevra following the merger.

To provide for a smooth transition and uninterrupted operations, and subject to certain conditions, Zevra has extended a bridge loan facility to Acer of up to $16.5 million to provide additional working capital to, among other things, support the commercial launch of OLPRUVA until the expected closing of the merger transaction, and to provide the $10 million payment to Acer’s termination of the 2021 collaboration and license agreement by and between Acer and Relief Therapeutics, and Acer’s related entry into an exclusive license agreement with Relief for the development and commercialization rights for OLPRUVA in geographical Europe.

Additionally, Zevra has purchased Acer’s secured debt from Nantahala representing an aggregate of principal, accrued interest other fees and premiums of approximately $35.3 million, for a total of $28.5 million to be paid using a combination of $12 million in cash financed from Zevra’s existing margin line of credit facility, $5 million in a new promissory note held by Nantahala, with a three-year maturity and bearing interest initially at 9% per annum (increasing to 12% per annum if the note remains outstanding six months after issuance), and $11.5 million in Zevra’s common stock based on the 20-day trailing VWAP calculation described above, or approximately 2.27 million shares, or approximately 5.8% of the issued and outstanding common stock of Zevra following the merger.

Zevra/Acer Press Release Page 4

Bryan Cave Leighton Paisner LLP served as legal advisor to Zevra and Canaccord Genuity LLC served as exclusive financial advisor to Zevra for the transactions. Pillsbury Winthrop Shaw Pittman LLP served as legal advisor to Acer, and William Blair & Company, LLC served as exclusive financial advisor to Acer.

Conference Call Information:

Zevra will host a conference call and live audio webcast with a slide presentation today, August 31, 2023, at 8:30 a.m. ET, to discuss details of the acquisition agreement with Acer.

The audio webcast with a slide presentation will be accessible via the Investor Relations section of the Company’s website, http://investors.zevra.com/. An archive of the webcast and presentation will be available for 90 days beginning at approximately 9:30 a.m. ET, on August 31, 2023.

Additionally, interested participants and investors may access the conference call by dialing either:

•	(800) 245-3047 (U.S.)

•	+1 (203) 518-9765 (International)

•	Conference ID: ZevraUpdate

About Urea Cycle Disorders:

UCDs are a group of rare, genetic disorders that can cause harmful ammonia to build up in the blood, potentially resulting in brain damage and neurocognitive impairments, if ammonia levels are not controlled.i Any increase in ammonia over time is serious. Therefore, it is important to adhere to any dietary protein restrictions and have alternative medication options to help control ammonia levels.

About OLPRUVA:

ACER-001 (sodium phenylbutyrate) was approved for the treatment of certain UCDs in December 2022 and has recently been marketed under the brand name, OLPRUVA. OLPRUVA (sodium phenylbutyrate) for oral suspension is a prescription medicine used along with certain therapy, including changes in diet, for the long-term management of adults and children weighing 44 pounds (20 kg) or greater and with a body surface area (BSA) of 1.2 m2 or greater, with urea cycle disorders (UCDs), involving deficiencies of carbamylphosphate synthetase (CPS), ornithine transcarbamylase (OTC), or argininosuccinic acid synthetase (AS). Please see Important Safety Information and full Prescribing Information, including Patient Information.

Important Safety Information:

Certain medicines may increase the level of ammonia in your blood or cause serious side effects when taken during treatment with OLPRUVA. Tell your doctor about all the medicines you or your child takes especially if you or your child takes corticosteroids, valproic acid, haloperidol, and/or probenecid.

Zevra/Acer Press Release Page 5

OLPRUVA can cause serious side effects, including: 1) nervous system problems (neurotoxicity). Symptoms include sleepiness, tiredness, lightheadedness, vomiting, nausea, headache, confusion, 2) low potassium levels in your blood (hypokalemia) and 3) conditions related to swelling (edema). OLPRUVA contains salt (sodium), which can cause swelling from salt and water retention. Tell your doctor right away if you or your child get any of these symptoms. Your doctor may do certain blood tests to check for side effects during treatment with OLPRUVA. If you have certain medical conditions such as heart, liver or kidney problems, are pregnant/planning to get pregnant or breast-feeding, your doctor will decide if OLPRUVA is right for you.

The most common side effects of OLPRUVA include absent or irregular menstrual periods, decreased appetite, body odor, bad taste or avoiding foods you ate prior to getting sick (taste aversion). These are not all of the possible side effects of OLPRUVA. Call your doctor for medical advice about side effects. You may report side effects to FDA at 1-800-FDA-1088.

For additional information, please see Important Safety Information and full Prescribing Information, including Patient Information and discuss with your doctor.

About Niemann-Pick disease type C (NPC):

Niemann-Pick disease type C (NPC) is an ultra-rare and progressive, neurodegenerative lysosomal storage disorder characterized by an inability of the body to transport cholesterol and other lipids within the cell, leading to an accumulation of these substances in various tissue areas, including brain tissue. The disease is caused by mutations in the NPC1 or NPC2 genes which are responsible for making lysosomal proteins and is an autosomal recessive trait. Both children and adults can be affected by NPC with varying clinical presentations. Those living with NPC lose independence due to physical and cognitive limitations, with key neurological impairments presenting in speech, cognition, swallowing, ambulation, and fine motor skills. Disease progression is irreversible and can be fatal within months or take years to be diagnosed and advance in severity.

About Arimoclomol:

Arimoclomol, Zevra’s orally-delivered, first-in-class investigational product candidate for the treatment of NPC, has been granted orphan drug designation, Fast Track designation, Breakthrough Therapy designation and rare pediatric disease designation for NPC by the FDA, and orphan medicinal product designation for the treatment of NPC by the European Medicines Agency (EMA). The arimoclomol NDA is currently being prepared for resubmission to the FDA.

About Zevra Therapeutics:

Zevra Therapeutics is a rare disease company melding science, data, and patient need to create transformational therapies for diseases with limited or no treatment options. With unique, data-driven clinical, regulatory, and commercialization strategies, the Company is overcoming complex drug development challenges to bring much-needed therapies to patients. With both regulatory and clinical stage product candidates, the Company is building its commercial capability to make new therapies available to the rare disease community.

Zevra/Acer Press Release Page 6

Early access programs are made available by Zevra Therapeutics and its affiliates and are subject to the Company’s Early Access Program (EAP) policy as published on its website at zevra.com. Participation in these programs is subject to the laws and regulations of each jurisdiction under which each respective program is operated. Eligibility for participation in any such program is at the treating physician’s discretion.

About Acer Therapeutics:

Acer is a pharmaceutical company focused on the acquisition, development and commercialization of therapies for serious rare and life-threatening diseases with significant unmet medical needs. In the U.S., OLPRUVA (sodium phenylbutyrate) is approved for the treatment of urea cycle disorders (UCDs) involving deficiencies of carbamylphosphate synthetase (CPS), ornithine transcarbamylase (OTC), or argininosuccinic acid synthetase (AS). Acer is also advancing a pipeline of investigational product candidates for rare and life-threatening diseases, including: OLPRUVA (sodium phenylbutyrate) for treatment of various disorders, including Maple Syrup Urine Disease (MSUD); and EDSIVO (celiprolol) for treatment of vascular Ehlers-Danlos syndrome (vEDS) in patients with a confirmed type III collagen (COL3A1) mutation. For more information, visit www.acertx.com.

Cautionary Note Concerning Forward Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts, and which can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue,” “could,” “intend,” “target,” “predict,” or the negative versions of those words or other comparable words or expressions, although not all forward-looking statements contain these identifying words or expressions. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements include without limitation statements regarding the proposed merger transaction, its timing and its consummation, the anticipated financial performance of Zevra and Acer related thereto, including the anticipated closing of, benefits of, and synergies related to the proposed merger transaction, potential strategic implications as a result of the proposed merger transaction, Zevra’s intention to provide bridge financing to Acer and the availability of such financing to Acer, Zevra’s path to profitability, Zevra’s strategic and product development objectives, including with respect to becoming a leading, commercially-focused rare disease company, Zevra’s plans to build out commercial teams for products or product candidates, Zevra’s commercial infrastructure investments and the impact of the proposed transactions on them, Zevra’s industry, plans, goals and expectations concerning market position, future operations and other financial and operating information, and the potential for achievement of the milestones that would trigger cash payments pursuant to the CVRs that would be issued to the Acer stockholders in the merger. Forward-looking statements are based on information currently available to Zevra and Acer and their respective

Zevra/Acer Press Release Page 7

current plans or expectations, and are subject to several known and unknown uncertainties, risks, and other important factors that may cause actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements, including, but not limited to, uncertainties involving the following: the potential timing of the consummation of the proposed merger transaction and the ability of the parties to consummate the proposed merger; the satisfaction of the conditions precedent to consummation of the proposed merger, including the approval of Acer’s stockholders; the ability to obtain required regulatory approvals at all or in a timely manner; any litigation related to the proposed transactions; disruption of Acer’s or Zevra’s current plans and operations as a result of the proposed transactions; the ability of Acer or Zevra to retain and hire key personnel; competitive responses to the proposed transactions; unexpected costs, charges or expenses resulting from the proposed transactions; the ability of Zevra to successfully integrate Acer’s operations, products, product candidates and technology; the ability of Zevra to implement its plans, forecasts and other expectations with respect to Acer’s business after the completion of the proposed transactions and realize additional opportunities for growth and innovation; the ability of Zevra to realize the anticipated synergies and related benefits from the proposed transactions in the anticipated amounts or within the anticipated timeframes or at all; and the ability to maintain relationships with Zevra’s and Acer’s respective employees, customers, other business partners and governmental authorities. These and other important factors are described in detail in the “Risk Factors” section of Zevra’s and Acer’s Annual Reports on Form 10-K for the year ended December 31, 2022, as updated in Zevra’s and Acer’s Quarterly Reports on Form 10-Q for the quarter ended June 30, 2023, and Zevra’s and Acer’s other filings with the Securities and Exchange Commission. While either Zevra or Acer may elect to update such forward-looking statements at some point in the future, each party disclaims any obligation to do so, except as required by law, even if subsequent events cause their respective views to change. Although each party believes the expectations reflected in such forward-looking statements are reasonable, neither party can assure that such expectations will prove correct. These forward-looking statements should not be relied upon as representing the views of either Acer as of any date after the date of this press release.

Important Additional Information Regarding the Transactions Will Be Filed With the SEC

In connection with the proposed transactions, Zevra and Acer will file relevant materials with the SEC, including a Zevra registration statement on Form S-4 that will include a proxy statement of Acer and will also constitute a prospectus of Zevra, and a definitive proxy statement will be mailed to stockholders of Acer. INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTIONS OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS (IF ANY) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS, THE PARTIES TO THE PROPOSED TRANSACTIONS AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTIONS. Investors and security holders will be able to obtain, without charge, a copy of the registration statement, the

Zevra/Acer Press Release Page 8

proxy statement/prospectus and other relevant documents filed with the SEC (when available) from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Zevra will be available free of charge on Zevra’s investor relations website at investors.zevra.com under the tab “SEC Filings.” Copies of the documents filed with the SEC by Acer will be available free of charge on Acer’s investor relations website at www.acertx.com/investor-relations under the tab “SEC Filings.”

Participants in the Solicitation

Zevra, Acer and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Acer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Zevra’s directors and executive officers is contained in Zevra’s definitive proxy statement, which was filed with the SEC on March 15, 2023, the definitive proxy statement filed by Daniel J. Mangless, together with the other participants named therein, which was filed with the SEC on March 17, 2023, and Zevra’s Current Reports on Form 8-K, filed with the SEC on March 30, 2023, May 8, 2023, May 15, 2023, and August 7, 2023. Information regarding Acer’s directors and executive officers is contained in Acer’s definitive proxy statement, which was filed with the SEC on April 14, 2023. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of Zevra’s security holders generally, by reading the proxy statement/prospectus and other relevant documents regarding the transactions, which will be filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and Zevra’s or Acer’s investor relations websites as described above.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transactions, Zevra will file a registration statement on Form S-4 that will include a proxy statement of Acer and will also constitute a prospectus of Zevra. INVESTORS AND SECURITY HOLDERS OF ZEVRA AND ACER ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

# # #

Zevra/Acer Press Release Page 9

Zevra Contacts:

Nichol Ochsner

+1 (732) 754-2545

nochsner@zevra.com

Janine Bogris

+1 (201) 245-6838

Janine.bogris@canalecomm.com

Acer Contacts:

Harry Palmin

+1 (844) 902-6100

investors@acertx.com

Nick Colangelo

+1 (332) 895-3226

nick@gilmartinIR.com

[i]

Ah Mew N, et al. Urea cycle disorders overview [updated June 22, 2017]. In: Adam MP, Ardinger HH, Pagon RA, et al, eds. GeneReviews® [Internet]. University of Washington; 1993-2022. Accessed March 20, 2022.